ANNUAL INFORMATION FORM

FOR THE FISCAL YEAR ENDED
DECEMBER 31, 2017

DATED AS OF MARCH 28, 2018

GENERAL MATTERS

The information contained in this Annual Information Form, unless otherwise indicated, is given as of December 31, 2017. More current information may be available on our public website at www.osiskogr.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. In addition, we generally maintain supporting materials on our website which may assist in reviewing (but are not to be considered part of) this Annual Information Form.

All capitalized terms used in this Annual Information Form and not defined herein have the meaning ascribed in the “Glossary of Terms” or elsewhere in this Annual Information Form.

Unless otherwise noted or the context otherwise indicates, the term “Osisko” refers to Osisko Gold Royalties Ltd and its subsidiaries.

For reporting purposes, Osisko presents its financial statements in Canadian dollars and in conformity with IFRS.

Unless otherwise indicated herein, references to “$”, “C$” or “Canadian dollars” are to Canadian dollars, and references to “US$” or “U.S. dollars” are to United States dollars. See “Exchange Rate Data”. See also “Cautionary Statement Regarding Forward-Looking Statements”.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Information Form may be deemed “forward looking information” and “forward-looking statements” within the meaning of applicable Canadian Securities Laws and the United States Private Securities Litigation Reform Act of 1995 (collectively, the “forward-looking statements”). All statements in this Annual Information Form, other than statements of historical fact, that address future events, developments or performance that Osisko expects to occur including management’s expectations regarding Osisko’s growth, results of operations, estimated future revenues, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, business prospects and opportunities are forward-looking statements. In addition, statements (including data in tables) relating to mineral reserves and mineral resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions or variations (including negative variations), or that events or conditions “will”, “would”, “may”, “could” or “should” occur including, without limitation, the performance of the assets of Osisko, and the growth of and the benefits deriving from its portfolio of investments. Although Osisko believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation: fluctuations in the prices of the commodities that drive royalties, streams or other interests held by Osisko; fluctuations in the value of the Canadian dollar relative to the U.S. dollar; regulatory changes in national and local government, including permitting and licensing regimes and taxation policies; whether or not Osisko is determined to have “passive foreign investment company” status (“PFIC”) as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; regulations and political or economic developments in any of the countries where properties in which Osisko holds royalties, streams or other interests are located or through which they are held; risks related to the operators of the properties in which Osisko holds royalties, streams or other interests; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Osisko; continued availability of capital and financing and general economic, market or business conditions; litigation; title, permit or license disputes related to interests on any of the properties in which Osisko holds royalties, streams or other interests; development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Osisko holds royalties, stream or other interests; rate and timing of production differences from resource estimates or production forecasts by operators of properties in which Osisko holds royalties, streams or other interests; risks and hazards associated with the business of exploring, development and mining on any of the properties in which Osisko holds royalties, streams or other interests, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks. The forward-looking statements contained in this Annual Information Form are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation by the operators of the properties in which Osisko holds royalties, streams or other interests by the operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the operators of such underlying properties; the absence of material adverse change in the market price of the commodities that underlie the asset portfolio; Osisko’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; no adverse development in respect of any significant property in which Osisko holds royalties, streams or other interests; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

Although Osisko has attempted to identify important factors that could cause actual plans, actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause plans, actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual plans, results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Certain of the forward-looking statements and other information contained herein concerning the mining industry and Osisko’s general expectations concerning the mining industry are based on estimates prepared by Osisko using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which Osisko believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, this data is inherently imprecise. While Osisko is not aware of any misstatement regarding any industry data presented herein, the mining industry involves risks and uncertainties that are subject to change based on various factors.

The readers are cautioned not to place undue reliance on forward-looking statements. Osisko undertakes no obligation to update any of the forward-looking statements in this Annual Information Form, except as required by law. Unless otherwise indicated, these statements are made as of the date of this Annual Information Form.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING
PREPARATION OF FINANCIAL INFORMATION

As a Canadian company, Osisko prepares its financial statements in accordance with IFRS. Consequently, all of the financial statements and financial information of Osisko is prepared in accordance with IFRS, which are materially different than financial statements and financial information prepared in accordance with U.S. generally accepted accounting principles.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING
THE USE OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

Osisko is subject to the reporting requirements of the applicable Canadian securities laws, and as a result reports its mineral resources and the mineral reserves and mineral resources of the projects it has an interest in according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101. The definitions of NI 43-101 are adopted from those given by the CIM. U.S. reporting requirements are governed by Guide 7. This Annual Information Form includes estimates of mineral reserves and mineral resources reported in accordance with NI 43-101. These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions. For example, under Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Consequently, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the SEC. Osisko also reports estimates of “mineral resources” in accordance with NI 43-101. While the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized by NI 43-101, they are not defined terms under standards of the SEC and, generally, U.S. companies are not permitted to report estimates of mineral resources of any category in documents filed with the SEC. As such, certain information contained in this Annual Information Form concerning descriptions of mineralization and estimates of mineral reserves and mineral resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the SEC. Readers are cautioned not to assume that all or any part of Measured Mineral Resources or Indicated Mineral Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. Further, an “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and a reader cannot assume that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.

CAUTIONARY STATEMENT REGARDING THIRD PARTY INFORMATION

The disclosure in this Annual Information Form relating to the properties in which Osisko holds royalties, streams or other interests and the operations on such properties is based on information publicly disclosed by the owners or operators of these properties and information or data available in the public domain as at March 28, 2018 (except where stated otherwise), and none of this information or data has been independently verified by Osisko. As a holder of royalties, streams and other interests, Osisko generally has limited, if any, access to the properties included in or relating to its asset portfolio. Therefore, in preparing disclosure pertaining to the properties in which Osisko holds royalties, streams or other interests and the operations on such properties, Osisko is dependent on information publicly disclosed by the owners or operators of these properties and information or data available in the public domain and generally has limited or no ability to independently verify such information or data. Although Osisko has not any knowledge that such information or data is incomplete or inaccurate, there can be no assurance that such third party information or data is complete or accurate. Additionally, some information or data publicly reported by the owners or operators may relate to a larger property than the area covered by the royalties, streams or other interests of Osisko. Often, the royalties, streams or other interests of Osisko cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources or production of a property.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

Osisko has included certain non-IFRS measures including “Adjusted Earnings” and “Adjusted Earnings per share” (which have no standard definition under IFRS) to supplement its consolidated financial statements, which are presented in accordance with IFRS.

Osisko believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of Osisko. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and, therefore, they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

EXCHANGE RATE DATA

The following table sets forth the high and low exchange rates for one U.S. dollar expressed in Canadian dollars for each period indicated, the average of the exchange rates for each period indicated and the exchange rate at the end of each such period, based upon the exchange rates provided by the Bank of Canada:

	Year Ended December 31
	2017	2016	2015
	($C)	(C$)	(C$)
High	1.3743	1.4589	1.3990
Low	1.2128	1.2544	1.1728
Average rate for period	1.2986	1.3248	1.2787
Rate at end of period	1.2545	1.3427	1.3840

On March 27, 2018, the exchange rate for one U.S. dollar expressed in Canadian dollars as reported by the Bank of Canada, was 1.2869.

GLOSSARY OF TERMS

In this Annual Information Form, the following capitalized words and terms shall have the following meanings:

“2015 Underwriters” means Macquarie Capital Markets Canada Ltd., RBC Dominion Securities Inc., National Bank Financial Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., TD Securities Inc., Scotia Capital Inc., Cormark Securities Inc., Paradigm Capital Inc. and Edgecrest Capital Corporation.

“2015 Underwriting Agreement” means the underwriting agreement dated February 18, 2015 between the 2015 Underwriters and Osisko.

“2015 Warrant Indenture” means warrant indenture dated February 18, 2015 between Osisko and CST Trust Company, as warrant agent, pursuant to which the SW Warrants were created and issued and by which they are governed.

“2016 Underwriters” means BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., National Bank Financial Inc., Macquarie Capital Markets Canada Ltd., CIBC World Markets Inc., Haywood Securities Inc., Scotia Capital Inc., TD Securities Inc., Cormark Securities Inc., Dundee Securities Ltd. and Paradigm Capital Inc.

“2016 Underwriting Agreement” means the underwriting agreement dated February 11, 2016 between the 2016 Underwriters and Osisko.

“2016 Units” has the meaning ascribed under the heading “General Development of Osisko’s Business -2016 - $173 Million Bought Deal Public Offering”.

“2016 Warrant Indenture” means the warrant indenture dated February 26, 2016 between Osisko and CST Trust Company as warrant agent pursuant to which the common share purchase warrants underlying the 2016 Units were created and issued and by which they are governed.

“2017 Credit Agreement” has the meaning ascribed under the heading “General Development of Osisko’s Business - 2017 - Increase of Credit Facility to $350 Million”.

“2017 Underwriters” means National Bank Financial Inc., BMO Nesbitt Burns Inc. and Desjardins Securities Inc., Macquarie Capital Markets Canada Ltd., RBC Dominion Securities Inc., CIBC World Markets Inc., Scotia Capital Inc., TD Securities Inc., Canaccord Genuity Corp., Cormark Securities Inc., Haywood Securities Inc., Paradigm Capital Inc. and Raymond James Ltd.

“2017 Underwriting Agreement” means the underwriting agreement dated October 20, 2017 between the 2017 Underwriters and Osisko.

“2018 Non-Stream Option” means the option of Pretium Exploration under the Brucejack Stream Agreement to elect to repurchase the entire 8% stream by paying US$237 million (US$118.5 million to OBL).

“2018 Stream Option” means the option of Pretium Exploration under the Brucejack Stream Agreement to reduce the stream to 3% of Refined Precious Metals by paying US$150 million (US$75 million to OBL), in which case the stream deliveries would commence January 1, 2019.

“2019 Non-Stream Option” means the option of Pretium Exploration under the Brucejack Stream Agreement to repurchase the entire 8% stream by paying US$272 million ($US136 million to OBL).

“2019 Stream Option” the option of Pretium Exploration under the Brucejack Stream Agreement to reduce the stream to 4% of Refined Precious Metals by paying US$150 million, in which case the stream deliveries would commence on January 1, 2020.

“affiliate” has the meaning ascribed in the Securities Act (Québec), unless stated otherwise.

“Ag” is the chemical symbol for silver.

“Aggregate Gold Quantity” means 7,067,000 ounces of refined gold (less the amount delivered by Pretium Exploration including under the Brucejack Offtake Agreement) times the Designated Metal Percentage.

“Aggregate Silver Quantity” means the product of 26,297,000 ounces of refined silver (less the amount delivered by Pretium Exploration under the Brucejack Offtake Agreement) times the Designated Metal Percentage.

“Agnico” means Agnico Eagle Mines Limited.

“Agnico-Yamana Arrangement” means the arrangement transaction that closed on June 16, 2014 pursuant to which (a) Agnico and Yamana jointly acquired all of the common shares of Osisko Mining Corporation (now Canadian Malartic Corporation), (b) Osisko acquired the OMC Assets and (c) each of the former holders of Osisko Mining Corporation received in exchange for each OMC Share so held (i) $2.09 in cash; (ii) 0.07264 of an Agnico common share; (iii) 0.26471 of a Yamana common share; and (iv) 0.1 of an Osisko Share on a post-consolidation basis.

“Aquila” means Aquila Resources Inc.

“Aquila Private Placement” has the meaning ascribed under the heading “General Development of Osisko’s Business - 2017 - Acquisition of a Gold Stream on Aquila Resources Inc.’s Back Forty Project in Michigan, USA”.

“Aquila Shares” means the common shares in the capital of Aquila.

“Arizona Mining” means Arizona Mining Inc.

“associate” has the meaning ascribed in the Securities Act (Québec), unless stated otherwise.

“Au” is the chemical symbol for gold.

“Back Forty CoC Provision” has the meaning ascribed under the heading “General Development of Osisko’s Business - 2017 - Acquisition of a Gold Stream on Aquila Resources Inc.’s Back Forty Project in Michigan, USA”.

“Back Forty Deposit” has the meaning ascribed under the heading “General Development of Osisko’s Business - 2017 - Acquisition of a Gold Stream on Aquila Resources Inc.’s Back Forty Project in Michigan, USA”.

“Back Forty Fourth Deposit” has the meaning ascribed under the heading “General Development of Osisko’s Business - 2017 - Acquisition of a Gold Stream on Aquila Resources Inc.’s Back Forty Project in Michigan, USA”.

“Back Forty Project” has the meaning ascribed under the heading “General Development of Osisko’s Business - 2017 - Acquisition of a Gold Stream on Aquila Resources Inc.’s Back Forty Project in Michigan, USA”.

“Back Forty Tail Stream” has the meaning ascribed under the heading “General Development of Osisko’s Business - 2017 - Acquisition of a Gold Stream on Aquila Resources Inc.’s Back Forty Project in Michigan, USA”.

“Back Forty Threshold Stream” has the meaning ascribed under the heading “General Development of Osisko’s Business - 2017 - Acquisition of a Gold Stream on Aquila Resources Inc.’s Back Forty Project in Michigan, USA”.

“Barkerville” means Barkerville Gold Mines Ltd.

“Barrick” means Barrick Gold Corporation.

"BHS" means blasthole shrinkage.

“Brucejack Mine” or “Brucejack Property” means the Brucejack gold mine located in Northwestern British Columbia operated by Pretium Resources.

“Brucejack Offtake Agreement” means the offtake agreement dated September 15, 2015 among Pretium Exploration, Pretium Resources, 0890696 B.C. Ltd., Orion Stream II and BTO.

“Brucejack Report” has the meaning ascribed under “Schedule E - Technical Information Underlying the Brucejack Mine”.

“Brucejack Stream” means OBL’s 4.0% gold and silver stream on the Brucejack gold mine located in British Columbia, Canada.

“Brucejack Stream Agreement” means the gold and silver purchase and sale agreement dated September 15, 2015 among Orion Stream II and BTO, as purchasers, Pretium Resources and Pretium Exploration, as sellers, Orion Stream II, as purchaser’s agent and Orion Co-Investments II (ED) Limited, as collateral agent.

“Brucejack Stream Partners” means OBL and BTO Midas L.P.

“BTO” means BTO Midas L.P.

“Canadian Malartic Corporation” means Canadian Malartic Corporation (formerly Osisko Mining Corporation).

“Canadian Malartic GP” means Canadian Malartic GP, a general partnership existing under the laws of Ontario.

“Canadian Malartic Properties” means the properties that are subject to the Canadian Malartic Royalty.

“Canadian Malartic Report” has the meaning ascribed under “Schedule B - Technical Information Underlying the Canadian Malartic Properties”.

“Canadian Malartic Royalty” has the meaning ascribed under the heading “Material Mineral Projects - The Canadian Malartic Royalty”.

“Canadian Malartic Royalty Agreement” means the amended and restated net smelter return royalty agreement dated June 16, 2014 between Osisko and Canadian Malartic GP.

“CAPEX” means capital expenditures.

“CBCA” means the Canada Business Corporations Act and the regulations made thereunder.

“CDPQ” means Caisse de dépôt et placement du Québec.

“CIM” means the Canadian Institute of Mining, Metallurgy and Petroleum.

“Coulon” means Coulon Mines Inc.

“Coulon Exchange Rights” has the meaning ascribed under the heading “General Development of Osisko’s Business - 2015 - Closing of Virginia Arrangement”.

“Coulon Exchange Rights Agreement” has the meaning ascribed under the heading “General Development of Osisko’s Business - 2015 - Closing of Virginia Arrangement”.

“cpht” means carats per hundred tonnes.

“CRA” means the Canada Revenue Agency.

“CRB” means country rock breccia.

“cts” means carats.

“Credit Agreement” means the $100 million revolving credit facility agreement dated November 21, 2014 between Osisko and National Bank of Canada.

“Cu” is the chemical symbol for copper.

“Dalradian” means Dalradian Resources Inc.

“Debentures” has the meaning ascribed under the heading “General Development of Osisko’s Business -2017 - Closing of a $300 million financing of Debentures”.

“Declaration of Partnership” means the Declaration of Partnership executed by Stornoway in July 2012, with the communities of Chibougamau and Chapais in the James Bay Region of Québec.

“Designated Metal Percentage” means 8%, unless (i) Pretium Resources exercises the 2018 Stream Option, in which case it will be 3%, or (ii) Pretium Resources exercises the 2019 Stream Option, in which case it will be 4%.

“DMS” means dense medium separation.

“Dividend Reinvestment Plan” means Osisko’s dividend reinvestment plan.

“Eagle Project” has the meaning ascribed under the heading “General Development of Osisko’s Business - 2018 - Acquisition of a gold royalty on Victoria Gold Corp.’s Eagle Gold Project in Canada”.

“Eagle Royalty” has the meaning ascribed under the heading “General Development of Osisko’s Business - 2018 - Acquisition of a gold royalty on Victoria Gold Corp.’s Eagle Gold Project in Canada”.

“Eagle Royalty Purchase” has the meaning ascribed under the heading “General Development of Osisko’s Business - 2018 - Acquisition of a gold royalty on Victoria Gold Corp.’s Eagle Gold Project in Canada”.

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval system.

“Éléonore Mine” means the properties that are subject to the Éléonore Royalty.

“Éléonore Report” has the meaning ascribed under “Schedule C - Technical Information Underlying the Éléonore Mine”.

“Éléonore Royalty” has the meaning ascribed under the heading “Material Mineral Projects - The Éléonore Royalty”.

“Éléonore Royalty Agreement” means the royalty agreement dated March 31, 2006 and amended on May 12, 2014, between Goldcorp, VGM (now Les Mines Opinaca Ltée, a wholly-owned subsidiary of Goldcorp) and Virginia (before its amalgamation to become “Osisko Exploration James Bay Inc.”).

“Exchange Ratio” means 0.92 Osisko Share for each Virginia Share.

“Falco” means Falco Resources Ltd.

“Falco Shares” means the common shares in the capital of Falco.

“FCDC” means FCDC Sales and Marketing Inc., a wholly-owned subsidiary of SDCI.

“Fonds FTQ” means Fonds de solidarité des travailleurs du Québec (F.T.Q.).

“forward-looking statements” has the meaning ascribed under the heading “Cautionary Statement Regarding Forward-Looking Statements”.

“Foxtrot Property” means, collectively, the property comprised of 650 claims (33,629.95 ha) in four blocks (one large contiguous landholding of 630 claims plus three smaller blocks), mining lease BM 1021 and a surface lease number 1303 10 000 (199.85 ha).

“GEOs” means gold equivalent ounces.

“Goldcorp” means Goldcorp Inc.

“Golder” means Golder Associates Ltd.

“Gross Proceeds” means the portion of the actual gross selling price of the Subject Diamond pursuant to a permitted sale that is attributable to the Subject Diamonds Interest in such Subject Diamond.

“GRR” means gross revenue royalty.

“Guide 7” means the SEC’s Industry Guide 7.

“g/t” means gram per tonne.

“ha” means hectare.

“Highland” means Highland Copper Company Inc.

“HPGR” means high-pressure grinding roll.

“IFRS” means International Financial Reporting Standards adopted by the International Accounting Standards Board, as updated and amended from time to time.

“HK” means hypabyssal kimberlite.

“IRR” means internal rate of return.

“James Bay Regional Government” means a joint Regional Government composed of Crees and Jamésiens.

“JBNQA” means the James Bay and Northern Québec Agreement 1975.

“k” means thousand.

“kg” means kilogram.

“km” means kilometre.

“km²” means square kilometre.

“kV” means kilovolt.

“l” means litre.

“L” means Mine level (depth below surface in metres).

“LDR” means large diamond recovery.

“LHOS” means long hole open stoping.

“LNG” means liquefied natural gas.

“LOM” means life-of-mine.

“m” means metre.

“m²” means square metre.

“m3” means cubic metre.

“Ma” means mega annum (million years).

“Malartic CHL Prospect” has the meaning ascribed under the heading “General Development of Osisko’s Business - 2015 - Malartic CHL Prospect”.

“Mantos” means Mantos Copper S.A.

“Mantos Blancos Mine” means the Mantos Blancos copper mine located in northern Chile operated by Mantos.

“Mantos Blancos Report” has the meaning ascribed under “Schedule F - Technical Information Underlying the Mantos Blancos Mine”.

“Mantos Blancos Stream” means the 100% silver stream on the Mantos Blancos Mine.

“Mantos Silver Purchase Price” means the purchase price for silver under the Mantos Stream Agreement.

“Mantos Stream Agreement” means the silver purchase agreement dated September 11, 2015, as amended on March 9, 2016 and July 31, 2017, between Mantos, as seller and TitheCo, as purchaser, governing the purchase of silver produced at the Mantos Blancos Mine.

“masl” means meters above sea level.

“Mecheshoo Agreement” means the impact and benefits agreement dated March 27, 2012 between SDCI, the Cree Nation of Mistissini, The Grand Council of the Crees (Eeyou Istchee) and the Cree Regional Authority.

“MERN” means the Ministère de l’Énergie et des Ressources naturelles (Ministry of Energy and Natural Resources) (formerly the MRNF).

“Michigan Projects” has the meaning ascribed under the heading “General Development of Osisko’s Business - 2014 – Highland Copper Company Inc.”.

“mm” means millimetre.

“Mt” means million tonnes (metric tons)

“MW” means megawatts.

“NCIB Program” has the meaning ascribed under the heading “General Development of Osisko’s Business - 2017 - Normal Course Issuer Bid Program”.

“NG” means natural gas.

“NI 43-101” means National Instrument 43-101 - Standards of Disclosure for Mineral Projects (or Regulation 43-101 respecting Standards of Disclosure for Mineral Projects in the Province of Québec).

“NI 51-102” means National Instrument 51-102 - Continuous Disclosure Obligations (or Regulation 51-102 respecting Continuous Disclosure Obligations in the Province of Québec).

“NI 52-110” means National Instrument 52-110 - Audit Committees (or Regulation 52-110 respecting Audit Committees in the Province of Québec).

“NioGold” means NioGold Mining Corporation.

“NioGold Arrangement” has the meaning ascribed under the heading “General Development of Osisko’s Business - 2016 - Osisko Mining Inc. and NioGold Mining Corporation”.

“Noranda” means Noranda Inc.

“Nottaway” means Ressources Nottaway Inc.

“NPI” means net profit interest royalty.

“NPV” means net present value.

“NSR” means net smelter return.

“NYSE” means the New York Stock Exchange.

 “OBL” means Osisko Bermuda Limited.

“OMC Assets” means the assets contributed pursuant to the OMC Contribution Agreement including the following: (a) $157,000,000 in cash; (b) the Canadian Malartic Royalty; (c) the publicly traded equity investments of OMC held at the effective time of the Agnico-Yamana Arrangement; and (d) all right, title and interest to the name “Osisko Mining Corporation”.

“OMC Contribution Agreement” means the contribution agreement dated June 16, 2014 between Osisko Mining Corporation (now Canadian Malartic Corporation) and Osisko, pursuant to which Osisko Mining Corporation transferred to Osisko all of its entire legal and beneficial right, title and interest in and to the OMC Assets.

“OMC Liabilities” means all of the liabilities of Osisko Mining Corporation (now Canadian Malartic Corporation) and its affiliates, contingent or otherwise, which pertain to the OMC Assets but excluding any liability or obligation with respect to taxes for periods prior to June 16, 2014, the effective date of the Agnico-Yamana Arrangement.

“OMC Share” means the common shares in the capital of Osisko Mining Corporation (now Canadian Malartic Corporation).

“OP” means open pit.

“OPEX” means operating expenses.

“Opinaca” means Les Mines Opinaca Ltée.

“Orion Acquisition Agreement” means the Acquisition Agreement dated June 4, 2017 among Osisko and the Orion Parties, including all schedules attached thereto.

"Orion Parties" means, collectively, Orion Mine Finance (Master) Fund I LP, Orion Mine Finance (Master) Fund I-A LP, Orion Stream I, Orion Stream II, Orion Co-Investments IV LP, 8248567 Canada Limited and Lynx Metals Limited.

“Orion Private Placement” has the meaning ascribed under the heading “Description of Business -Business Combination with Orion Mine Finance Group”.

“Orion Purchase Price” has the meaning ascribed under the heading “Description of Business - Business Combination with Orion Mine Finance Group”.

“Orion Stream I” means Orion Stream I (Stream) LLC (now OBL).

“Orion Stream II” means Orion Stream II (now OBL).

“Orion Transaction” has the meaning ascribed under the heading “Description of Business - Business Combination with Orion Mine Finance Group”.

“Osisko” or “Corporation” means Osisko Gold Royalties Ltd, a corporation existing under the QBCA, and all successors thereto.

“Osisko Board” means the board of directors of Osisko, as the same is constituted from time to time.

“Osisko DSUs” means Osisko’s Deferred Share Units.

“Osisko Exploration James Bay” or “MergeCo” means Osisko Exploration James Bay Inc., the corporation formed by the amalgamation of Virginia with SubCo under the CBCA.

“Osisko Metals” means Osisko Metals Incorporated.

“Osisko Mining” means Osisko Mining Inc. (formerly named, prior to June 14, 2016, Oban Mining Corporation).

“Osisko Mining Offering” has the meaning ascribed under the heading “General Development of Osisko’s Business - 2016 - Osisko Mining Inc. and NioGold Mining Corporation”.

“Osisko Mining Private Placement” has the meaning ascribed under the heading “General Development of Osisko’s Business - 2015 - Osisko Mining Inc.”.

“Osisko Mining Shares” means the common shares in the capital of Osisko Mining.

“Osisko Mining SRs” has the meaning ascribed under the heading “General Development of Osisko’s Business - 2016 - Osisko Mining Inc. and NioGold Mining Corporation”.

“Osisko Mining Warrants” has the meaning ascribed under the heading “General Development of Osisko’s Business - 2016 - Osisko Mining Inc. and NioGold Mining Corporation”.

“Osisko Options” means the outstanding options to purchase Osisko Shares granted under Osisko Stock Option Plan or otherwise granted by Osisko.

“Osisko Preferred Shares” has the meaning ascribed under the heading “Description of Capital Structure - Osisko Preferred Shares”.

“Osisko RSUs” means Osisko’s Restricted Share Units.

“Osisko Shareholders” means the holders of Osisko Shares.

“Osisko Shares” means common shares in the capital of Osisko.

“Osisko Stock Option Plan” means the stock option plan of Osisko adopted by the Osisko Board on April 30, 2014, approved on May 30, 2014 by the former OMC Shareholders, further ratified by the Osisko Board on June 30, 2014 and amended by the Osisko Board on May 22, 2015.

“oz” means ounce.

“Partners” means Agnico and Yamana.

“Pb” is the chemical symbol for lead.

“PEA” means preliminary economic assessment.

“Per Carat Cash Price” means the amount obtained by multiplying (a) US$50 (subject to an increase of 1% annually after three years of the Renard Streaming Agreement for the Forward Sale of Diamonds) by (b) an amount equal to 20% of the weight in carats in the Subject Diamond.

“PFIC” has the meaning ascribed under the heading “Cautionary Statement Regarding Forward-Looking Statements”.

“PK” means processed kimberlite.

“PKC” means processed kimberlite containment.

“PMD” means potential mineral deposit.

“Pretium Exploration” means Pretium Exploration Inc.

“Pretium Resources” means Pretium Resources Inc.

“Purchase Right” means the right of Pretium Exploration to purchase the stream obligation under the Brucejack Stream Agreement.

“QA/QC” means quality assurance and quality control.

“QBCA” means the Business Corporations Act (Québec) and the regulations made thereunder.

“qualified person” has the meaning ascribed in NI 43-101.

“RACS” means remote avalanche control system.

 “RC” means reverse circulation.

“Refined Precious Metals” means refined gold and refined silver produced at the Brucejack Mine.

“Renard 2015 Mineral Resource Estimate” means the updated mineral resource estimate documented in the technical report entitled “2015 Mineral Resource Update for the Renard Diamond Project, Québec, Canada” with an effective date of September 24, 2015.

“Renard Buyers” means one or more of Orion Steam I’s designated affiliates and/or respective limited partners or investors.

“Renard Closure Plan” means the rehabilitation plan for the Renard Diamond Mine.

“Renard Commencement of Commercial Production” means the first day of the month immediately following the month in which the Renard Project’s processing plant first processes ore at an average rate of 3,550.7 tons per day.

“Renard Deposit” means US$250 million.

“Renard Kimberlite Pipes” means the kimberlites known as Renard 1, 2, 3, 4, 65, 7, 8, 9 and 10 located on the Foxtrot Property.

“Renard Diamond Mine” means the diamond mine located in the James Bay region of north-central Québec operated by Stornoway.

“Renard Stream” means the 9.6% diamond stream on the Renard Diamond Mine.

“Renard Streaming Agreement for the Forward Sale of Diamonds” means the streaming agreement for the forward sale of diamonds dated July 8, 2014 and amended on March 30, 2015 among FCDC, a wholly owned subsidiary of SDCI, Orion Stream I and the Renard Buyers.

“Renard Technical Report” has the meaning ascribed under “Schedule C - Technical Information Underlying the Renard Diamond Mine”.

“Replacement Osisko Options” has the meaning ascribed under the heading “General Development of Osisko’s Business - 2015 - Closing of Virginia Arrangement”.

“Ressources Québec” means Ressources Québec inc., a wholly-owned subsidiary of Investissement Québec.

“ROM” means run-of-mine.

“RQ Debenture” has the meaning ascribed under the heading “General Development of Osisko’s Business - 2016 - $50 Million Financing with Ressources Québec inc.”.

“RQ Subscription Agreement” means the subscription agreement dated February 12, 2016 between Osisko and Ressources Québec providing for the issuance of the RQ Debenture.

“SDCI” means Stornoway Diamonds (Canada) Inc.

“SEC” means the United States Securities and Exchange Commission.

“SEDAR” means the System for Electronic Document Analysis and Retrieval.

“Silver Standard” means Silver Standard Resources Inc.

“SOX” means the Sarbanes-Oxley Act of 2002.

“Snowden” means Snowden Mining Industry Consultants Inc.

“Special Warrants” has the meaning ascribed under the heading “General Development of Osisko’s Business - 2015 - $200 Million Bought Deal Private Placement”.

“SRC” means Saskatchewan Research Council Geoanalytical Laboratories.

“Stornoway” means Stornoway Diamond Corporation or, if the context requires, its wholly owned subsidiary, SDCI.

“SubCo” means 9081798 Canada Inc.

“Subject Diamonds” means (a) until the Renard Buyers have been delivered six million carats of diamonds, all run of mine diamonds derived from the Renard Diamond Mine, and (b) after such amount of carats are delivered to the Renard Buyers, all run of mine diamonds derived from the life-of-mine kimberlites.

“Subject Diamond Interest” has the meaning ascribed to such term in “Material Mineral Projects - The Renard Stream”.

“SW Warrants” has the meaning ascribed under the heading “General Development of Osisko’s Business -2015 - $200 Million Bought Deal Private Placement”.

“t” means tonne.

“Taseko” means Taseko Mines Limited.

“Taseko Warrants” has the meaning ascribed under the heading “General Development of Osisko’s Business - 2017 - Acquisition of Silver Stream on Taseko Mines Limited’s Gibraltar copper mine”.

“Teck” means collectively Teck Resources Limited and its subsidiary Teck Metals Ltd.

“TitheCo” or “Orion TitheCo Limited” means Orion TitheCo Limited (now OBL).

“TBMPL” means Thunder Bay Mineral Processing Laboratory.

“TFFE” means target for further exploration.

“tpd” means tonnes per day.

“Triggering Event” means a change of control or transfer of substantially all assets of Pretium Resources, Pretium Exploration or any other Pretium entity.

“Triggering Event Amount” means the greater of the following amounts (a) 13.6% of consideration received as a result of such Triggering Event which is attributable to the Brucejack project, and (b) an amount equal to the product of $150 million and (1.15)D/365, where “D” is the number of days from the date of the Brucejack Stream Agreement to the date of completion of such Triggering Event.

“TSX” means Toronto Stock Exchange.

“U.S. Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“V” means volts.

“Valley of the Kings” has the meaning ascribed to such term in Schedule E - Technical Information Underlying the Brucejack Mine”.

“Valuation Samples” means the parcels of diamonds recovered during the 2007 bulk sampling program from the Renard 2, 3 and 4 kimberlite pipes.

“Vezza Purchase Price” has the meaning ascribed under the heading “General Development of Osisko’s Business - 2015 - Acquisition of the Vezza Royalties”.

“VGM” means Virginia Gold Mines Inc.

“Victoria” means Victoria Gold Corp.

“Victoria Financing” has the meaning ascribed under the heading “General Development of Osisko’s Business - 2018 - Acquisition of a gold royalty on Victoria Gold Corp.’s Eagle Gold Project in Canada”.

“Victoria Private Placement” has the meaning ascribed under the heading “General Development of Osisko’s Business - 2018 - Acquisition of a gold royalty on Victoria Gold Corp.’s Eagle Gold Project in Canada”.

“Victoria Term Sheet” has the meaning ascribed under the heading “General Development of Osisko’s Business - 2018 - Acquisition of a gold royalty on Victoria Gold Corp.’s Eagle Gold Project in Canada”.

“Virginia” means Virginia Mines Inc.

“Virginia Arrangement” has the meaning ascribed under the heading “General Development of Osisko’s Business - 2015 - Closing of Virginia Arrangement”.

“Virginia Arrangement Agreement” means the arrangement agreement dated November 16, 2015 between Osisko, Virginia Mines Inc. (before its amalgamation to become “Osisko Exploration James Bay Inc.”) and 9081798 Canada Inc.

“Virginia Arrangement Effective Date” has the meaning ascribed under the heading “General Development of Osisko’s Business - 2015 – Closing of Virginia Arrangement”.

“Virginia Options” means the outstanding options to purchase Virginia Shares granted under the Virginia stock option plan.

“Virginia Plan of Arrangement” means the plan of arrangement under Section 192 of the CBCA made in accordance with the Virginia Arrangement Agreement.

“Virginia Shareholders” means the holders of Virginia Shares.

“Virginia Shares” means common shares in the capital of Virginia.

“WWW IDC” means WWW International Diamond Consultants Ltd.

“Yamana” means Yamana Gold Inc.

“Zn” is the chemical symbol for zinc.

CORPORATE STRUCTURE

Name, Address and Incorporation

Osisko was incorporated on April 29, 2014 under the name “Osisko Gold Royalties Ltd / Redevances Aurifères Osisko Ltée” pursuant to the QBCA, as a wholly-owned subsidiary of Osisko Mining Corporation (now Canadian Malartic Corporation). On January 1, 2017, Osisko and its wholly-owned subsidiary Osisko Exploration James Bay amalgamated under the name “Osisko Gold Royalties Ltd / Redevances Aurifères Osisko Ltée”.

The Osisko Shares are listed on the TSX and on the NYSE under the symbol “OR”.

Warrants of Osisko are listed on the TSX under the symbols OR.WT (exercise price: $36.50 / expiry date: March 5, 2022) and OR.WT.A (exercise price: $19.08 / expiry date: February 25, 2019).

The Debentures are listed on the TSX under the symbol “OR.DB” (conversion price $22.89 per Osisko Share and conversion rate of 43.6872 Osisko Shares per $1,000 principal amount of Debentures).

As of the date of this Annual Information Form, Osisko is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland. Osisko is also a reporting issuer in the United States.

Osisko’s head office is located at 1100 avenue des Canadiens-de-Montréal, Suite 300, Montreal, Québec H3B 2S2.

Intercorporate Relationships

As of December 31, 2017, Osisko’s only material subsidiary is Osisko Bermuda Limited, acquired in connection with the Orion Transaction (see “General Development of Osisko’s Business - 2017 - Orion Transaction”).

(1)

Osisko and its subsidiaries have additional interests in other subsidiaries that do not meet the materiality thresholds for disclosure set out in Form 51-102F2 of the Canadian Securities Administrators.

DESCRIPTION OF BUSINESS

Description of the Business

Osisko is focused on acquiring and managing precious metal and other high-quality royalties, streams and other interests in Canada and worldwide.

Osisko’s cornerstone assets include:

(a)	a 5% NSR royalty on the Canadian Malartic Properties;

(b)	a sliding scale 2.0% - 3.5% NSR royalty on the Éléonore Mine;

(c)	a 9.6% diamond stream on the Renard Diamond Mine;

(d)	a 4% gold and silver stream on the Brucejack Mine; and

(e)	a 100% silver stream on the Mantos Blancos Mine.

Osisko also owns a portfolio of royalties, streams, offtakes, options on royalty or stream financings and exclusive rights to participate in future royalty or stream financings on various projects, mainly in Canada. In addition, Osisko invests in equities of exploration, development and royalty companies.

Business Model and Strategy

Osisko’s objective is to maximize returns for its shareholders by growing its asset base, both organically and through accretive acquisitions of precious metal and other high-quality royalties, streams and other interests, and by returning capital to its shareholders by dividend payments. Osisko believes it can achieve this by putting its team’s strong technical expertise to work seeking out high margin growth opportunities that provide exposure to the upside of commodity prices and optionality of mineral reserve growth and new discoveries.

Osisko’s main focus is on high quality gold assets located in favourable jurisdictions and operated by established mining companies, as these assets are expected to support a premium valuation in the marketplace. Osisko will also evaluate opportunities in other commodities and jurisdictions.

Given that a core aspect of Osisko’s business is the ability to compete for investment opportunities, Osisko plans to maintain a strong balance sheet and ability to deploy capital.

Osisko may also invest or maintain investments in gold bullion as part of its overall treasury management, through the acquisition of gold bullion on the market or through holding in-kind royalties received.

Highlights - 2017

•	Record GEOs [1] earned of 58,933 (54% increase compared to 2016);

•	Record revenues from royalties and streams of $93.8 million ($213.2 million including offtakes) (50% increase compared to 2016; 240% increase including offtakes);

_____________________

1

GEOs are calculated on a quarterly basis and include royalties, streams and offtakes. Silver earned from royalty and stream agreements was converted to gold equivalent ounces by multiplying the silver ounces by the average silver price for the period and dividing by the average gold price for the period. Diamonds, other metals and cash royalties were converted into gold equivalent ounces by dividing the associated revenue by the average gold price for the period. Offtake agreements were converted using the financial settlement equivalent divided by the average gold price for the period.

•	Net cash flows provided by operating activities of $48.7 million (compared to $53.4 million in 2016);

•

Net loss attributable to Osisko's shareholders of $42.5 million, $0.33 per basic share (compared to net earnings of $42.1 million, $0.40 per basic share in 2016), reflecting the impairment charge of $89 million on the Éléonore royalty interest ($65.4 million, net of income taxes);

•	Adjusted earnings [2] of $22.7 million, $0.18 per basic share[2] (compared to $34.2 million, $0.33 per basic share in 2016);

•	Proceeds of $71.1 million on sale of investments, generating a gain [3] of $35.8 million, based on the cash cost[3] of the investments;

•

Acquisition of a precious metals portfolio of assets from the Orion Parties for $1.1 billion consisting of 74 royalties, streams and precious metal offtakes, including a 9.6% diamond stream on the Renard Diamond Mine and a 4% gold and silver stream on the Brucejack Mine, both of which are new mines in Canada, in addition to a 100% silver stream on the Mantos Blancos Mine in Chile;

•	Acquisition of a US$33 million ($44.3 million) silver stream from Taseko;

•	Acquisition of a US$55 million ($69.8 million) gold stream from Aquila by OBL;

•

Acquisition of an additional 0.75% NSR royalty on the Cariboo gold project from Barkerville for cash consideration of $12.5 million, which increased the NSR royalty held by Osisko on the Cariboo gold project to a total of 2.25% NSR;

•	Completed a bought deal offering of convertible senior unsecured debentures of $300 million;

•	Increased the revolving credit facility to $350 million (with a potential accordion of up to $100 million); and

•	Declaration of quarterly dividends totalling $0.18 per common share for 2017.

Highlights - Subsequent to December 31, 2017

•

Delivered the shares of AuRico Metals Inc. to Centerra Gold Inc. for a $1.80 cash consideration per share and for proceeds of $25.5 million, generating a gain[3] of $15.5 million, based on the cash cost[3] of the shares.

•	Declared a quarterly dividend of $0.05 per common share payable on April 16, 2018 to shareholders of record as of the close of business on March 30, 2018.

Business Combination with Orion Mine Finance Group

On July 31, 2017, Osisko acquired a precious metals portfolio of assets from the Orion Parties consisting of 61 royalties, 6 streams and 7 precious metal offtakes for $1.1 billion (the “Orion Transaction”). The final acquisition price was comprised of US$504.8 million ($630.1 million) in cash consideration, which includes an estimate of US$4.2 million ($5.1 million) adjustment for the acquired working capital, and 30,906,594 Osisko Shares (the “Orion Purchase Price”).

___________________

[2]	“Adjusted earnings” and “Adjusted earnings per basic share” are non- IFRS financial performance measures which have no standard definition under IFRS.
[3]

The cash cost of an investment is a non-IFRS measure representing the cash paid on the acquisition of an investment. The gain or the loss is calculated by subtracting the cash acquisition cost from the cash proceeds on the sale of an investment.

This combination resulted in Osisko holding a total of 131 royalties, streams and offtakes, including 16 revenue-generating assets. Through the Orion Transaction, Osisko acquired a 9.6% diamond stream on the Renard Diamond Mine and a 4% gold and silver stream on the Brucejack Mine, both of which are new mines in Canada, in addition to a 100% silver stream on the Mantos Blancos Mine in Chile. Certain assets are held through an international wholly-owned subsidiary which was renamed Osisko Bermuda Limited. The Brucejack Stream is subject to certain buyback rights held by Pretium Resources which could result in the stream being repurchased on December 31, 2018 and other specific dates.

As part of the Orion Transaction, CDP Investissements Inc., an affiliate of CDPQ, and the Fonds FTQ subscribed for $200 million and $75 million in Osisko Shares, respectively, as part of a concurrent private placement (the “Orion Private Placement”) to fund a portion of the cash consideration and support the Orion Transaction. A total of 18,887,363 Osisko Shares were issued at a price of $14.56 per share under the Orion Private Placement. The Orion Private Placement was subject to a 7% capital commitment payment payable partially in shares (2%, representing 385,457 Osisko Shares) and in cash (5%, representing $13.8 million).

Osisko also drew US$118 million ($147.3 million) under its revolving credit facility, settled the foreign exchange forward contracts by disbursing $275 million to acquire US$204 million and paid US$182.8 million ($228.9 million) from Osisko’s cash and cash equivalents balance.

On closing of the Orion Transaction, Mr. Oskar Lewnowski, founder and Chief Investment Officer of Orion Resource Partners, has been appointed to the Osisko Board.

Cornerstone Assets

Canadian Malartic (Agnico Eagles Mines Limited and Yamana Gold Inc.)

One of Osisko’s cornerstone assets is a 5% NSR royalty on the Canadian Malartic Properties located in Malartic, Québec and operated by Canadian Malartic GP, created by Yamana and Agnico. The Canadian Malartic Properties include the Canadian Malartic mine, which was constructed and developed by Osisko Mining Corporation (now Canadian Malartic Corporation) and commenced production in April 2011. Canadian Malartic is Canada’s largest producing gold mine.

In February 2018, initial inferred mineral resources were declared on the East Malartic deposit. The East Malartic deposit lies on the Canadian Malartic mine property close to the Odyssey zone and has inferred mineral resources of 2.4 million ounces of gold (38.0 million tonnes grading 2.02 g/t gold) at underground depths above the 1,000 metre elevation.

Osisko also holds a 3% NSR royalty on the Odyssey North zone and a 5% NSR royalty on the Odyssey South zone. In February 2018, the Partners declared initial inferred mineral resources at Odyssey, estimated at 1,676,000 ounces of gold (22.4 million tonnes grading 2.32 grams per tonne gold).

Update on operations

On February 14, 2018, Agnico announced that Canadian Malartic Corporation exceeded its targets for 2017 and produced 633,462 ounces of gold.

The Barnat extension project continues to progress on schedule and on budget. Since the beginning of the fourth quarter of 2017, the following activities were completed: an acoustic screen (noise barrier) for the road deviation was put in place, a temporary bridge was constructed and the new road bed foundation is being prepared. Tree cutting has been completed over the Barnat deposit and overburden stripping is ongoing. Production activities at Barnat are scheduled to begin in late 2019.

At the Canadian Malartic mine, exploration programs will be focused in 2018 on the Odyssey and East Malartic deposits, drilling 140,000 metres, to evaluate a number of near pit/underground targets. In addition,permitting activities are underway for an exploration ramp to provide underground access to the shallower portions of the Odyssey South and East Malartic deposits. Development of the ramp, which will provide access for underground drilling, and collection of a bulk sample, is expected to begin in late 2018. The goal of the underground development program is to provide higher grade feed to the Canadian Malartic mill and extend the current mine life.

On February 14, 2018, Agnico also released its guidance for gold production at the Canadian Malartic mine: 650,000 ounces in 2018 and 2019 and 690,000 ounces in 2020.

Éléonore (Goldcorp Inc.)

Through the acquisition of Virginia in 2015, Osisko owns a sliding scale 2.0% to 3.5% NSR royalty in the Éléonore Mine located in the Province of Québec and operated by Goldcorp. Commercial production for the Éléonore Mine was declared on April 1, 2015. The current NSR royalty is at 2.2% ..

Update on operations

On February 14, 2018, Goldcorp announced that the Éléonore Mine had produced 305,000 ounces of gold in 2017. During the three-month period ended December 31, 2017, a total of 460,000 tonnes of ore were milled, at an average mill head grade of 6.32 grams per tonne (recovery rate of 92%), compared to 399,000 tonnes of ore milled during the three-month period ended December 31, 2016 at a mill head grade of 5.50 grams per tonne.

On January 16, 2018, as part of their Investor Day update, Goldcorp presented its outlook activities of the Éléonore Mine. The new plan outlined a long-term production profile of the property to approximately 360,000 ounces of gold in 2018 and 400,000 ounces of gold thereafter.

On October 25, 2017, Goldcorp indicated that proven and probable gold mineral reserves as of September 30, 2017 totaled 3.8 million gold ounces, compared to 4.6 million gold ounces as of June 30, 2016. Mine depletion and resource model variance accounted for a decrease of 0.3 million ounces and 0.2 million ounces, respectively, while engineering changes resulted in the reclassification of 0.3 million ounces into the measured and indicated mineral resource category.

Impairment of Éléonore Royalty Interest

Gold production for the year ended December 31, 2017 was higher than the prior years at 305,000 ounces compared to 274,000 ounces in 2016 and 268,000 ounces in 2015 due to increase in grade and mined tonnes as Éléonore continued its ramp up to optimized production levels. For 2018, the operator’s guidance is at 360,000 ounces.

Gold ounces earned from the Éléonore Royalty

2015(1)	2016	2017	2018 Guidance	2019+ Guidance	(2)

402	6,568	6,390	7,920	8,800

(1)	Osisko started receiving royalties in December 2015 only due to the royalty advance payment to Virginia.
(2)

Based on operator’s guidance of 400,000 sustainable annual gold production. As per the sliding scale schedule of up to 3.5%, Osisko could potentially receive up to 14,000 ounces annually once 8 million ounces have been produced.

The operator reviewed its guidance on long-term annual gold production to 400,000 ounces, which is significantly lower compared to the design capacity of 600,000 ounces. This was considered by Osisko an indicator of impairment among other facts and circumstances and, accordingly, management performed an impairment assessment as at December 31, 2017.

As a result, Osisko recorded an impairment charge of $89.0 million ($65.4 million net of income taxes) on the Éléonore Royalty for the year ended December 31, 2017. The Éléonore Royalty was written down to its estimated recoverable value, which was determined by the fair value less cost of disposal using a discounted cash-flows approach.

Renard (Stornoway Diamond Corporation)

The Renard Diamond Mine is operated by Stornoway and is Québec’s first and Canada’s sixth producing diamond mine. It is located approximately 250 kilometres north of the Cree community of Mistissini and 350 kilometres north of Chibougamau in the James Bay region of north-central Québec. Construction on the mine commenced on July 10, 2014, and commercial production was declared on January 1, 2017. The term of the Renard streaming for the forward sale of diamonds is until July 8, 2054, with automatic renewals for additional terms of 10 years each, subject to the Renard Buyers’ right to terminate. Under the terms of the Renard streaming agreement, Osisko is entitled to 9.6% of the Renard Diamond Mine production in exchange for payments of US$50 per carat, subject to an increase of 1% annually after January 1, 2020.

Update on operations

On January 11, 2018, Stornoway announced that during the fourth quarter, 518,817 tonnes of ore were processed compared to a plan of 540,000 tonnes resulting in diamond production of 398,267 carats compared to a plan of 415,940 carats (96% and 96% of plan respectively). Recovered grade was 77 cpht, in line with the plan. Carat production was lower than planned due to the unscheduled batch processing of lower grade Renard 65 ore in November for the purpose of obtaining a valuation sample of Renard 65 diamonds. For the full year 2017, 1.96 million tonnes were processed with diamond production of 1.64 million carats at an attributable grade of 84 cpht. This compares to 2017 guidance of 2.00 million tonnes for 1.69 million carats at 85 cpht (97%, 98% and 99% of plan respectively).

The average processing rate of the plant during the fourth quarter, the second quarter of full production following completion of the project ramp-up, was 6,014 tonnes per day compared to the nameplate capacity of the plant of 6,000 tonnes per day.

Diamond recoveries at the Renard Diamond Mine through 2017 were impacted by high levels of diamond breakage, and a higher than expected recovery of smaller diamonds than planned. In early August, the Stornoway board of directors approved an extraordinary capital budget of $22 million for a program of plant improvements aimed at improving the quality profile of the Renard production. At the center of this plan is the introduction of an ore-waste sorting circuit, rated at 7,000 tonnes per day and expandable, designed to extract waste rock in the +30mm - 200mm size range immediately prior to its introduction to the secondary cone crusher.

In 2018, Stornoway expects to produce 1.6 million carats from the processing of 2.5 million tonnes of ore at an average grade 65 cpht.

Mantos Blancos (Mantos Copper S.A.)

Mantos is a private mining company focused on the extraction and sale of copper. Mantos owns and operates the Mantos Blancos Mine and the Mantoverde project, located in the Antofagasta and Atacama regions in northern Chile. The Mantos Stream Agreement is for the life of mine and is based on 100% of the payable silver from the Mantos Blancos Mine until 19,300,000 ounces have been delivered, after which the stream percentage will be 30%. The purchase price for silver under the Mantos Stream Agreement is 25% of the average silver market price for each ounce of refined silver sold and delivered and/or credited by Mantos to OBL. Mantos may elect to reduce the amount of refined silver to be delivered and sold to OBL by 50% in 2018, 2019 or 2020, provided that Mantos has delivered no less than 1.99 million ounces of silver to OBL under the Mantos Stream Agreement in which case Mantos shall make a cash payment of US$70 million to OBL.

OBL has a right of first refusal in respect of a financing by Mantos of any royalty, stream, participation or production interest in gold at the Mantos Blancos Mine or the Mantoverde mine prior to June 30, 2018.

Update on operations

Production of silver at the Mantos Blancos Mine and concentrator plant was better than expected at 148,436 ounces of payable silver for the fourth quarter of 2017 and 557,126 ounces of payable silver for year ended December 31, 2017. This was the result of changes in the mine plan that have resulted in phases being mined that have a higher silver grade.

Work on the Mantos Blancos concentrator debottlenecking project is progressing according to the plan and the feasibility study being developed by Hatch Ltd. is targeted to be completed in March 2018. The Mantos Blancos concentrator debottlenecking project is expected to increase processing capacity at the concentrator by approximately 70%. The key environmental permits have all been received.

Brucejack Stream (Pretium Resources Inc.)

Pretium Resources’ Brucejack Mine is located in northwestern British Columbia, approximately 65 kilometres north of Stewart, British Columbia. Pretium Resources declared commercial production at Brucejack on July 3, 2017. The Brucejack Stream Agreement has a delivery start date of January 1, 2020 and provides for an 8% gold and silver stream payable to the Brucejack Stream Partners (4% attributable to OBL). The term of the Brucejack Stream is the date on which Pretium Resources has sold to the Brucejack Stream Partners 7,067,000 ounces of gold and 26,297,000 ounces of silver, including deliveries under the Brucejack Offtake Agreement, subject to certain buy-back and buy-down rights held by Pretium Resources.

The buy-back and buy-down rights held by Pretium Resources are as follows (50% attributable to Osisko):

Right	Description	Election date	Price

Buy-back (2018)	Right to repurchase the entire stream	December 31, 2018	US$238.0 million ($298.6 million)
Buy-down (2018)	Right to reduce the stream percentage from 8% to 3%	December 31, 2018	US$150.0 million ($188.2 million)
Buy-back (2019)	Right to repurchase the entire stream	December 31, 2019	US$272 million ($341.2 million)
Buy-down (2019)	Right to reduce the stream percentage from 8% to 4%	December 31, 2019	US$150.0 million ($188.2 million)

The Brucejack Stream Agreement is subject to certain change of control provisions.

If Pretium Resources does not exercise the right to reduce or repurchase the refined precious metals under the stream by December 31, 2019, US$20 million will be payable by Pretium Resources (US$10 million attributable to OBL) and an 8% stream (4% attributable to OBL) will become payable beginning January 1, 2020, with ongoing transfer payments of US$400 per ounce of gold and US$4.00 per ounce of silver.

Update on operations

On March 8, 2018, Pretium Resources reported financial and operating results for the fourth quarter and year end 2017. During the fourth quarter of 2017, the Brucejack Mine produced 70,281 ounces of gold for a total of 152,484 ounces for the first six months of production ramp-up. Gold recovery rate averaged 95.8% for the quarter and 96.2% for the first six months of production ramp-up respectively. The mill processed a total of 271,501 tonnes of ore for the fourth quarter for an average of 2,951 tonnes per day and a total of 532,763 tonnes of ore for an average of 2,895 tonnes per day for the first six months of production ramp-up.

As the ramp-up of mining into areas of higher definition drilling continues, steady state gold production is expected to be achieved in mid-to-late 2018. Gold production at Brucejack for the first half of 2018 is expected in the range of 150,000 ounces to 200,000 ounces, for total first year ramp-up gold production of 302,000 ounces to 352,000 ounces (July 1, 2017 to June 30, 2018). Grade reconciliation to the reserve model for the period from August 1, 2017 to December 31, 2017 was approximately 75% to 80%. The achievement of steady state mining in areas with higher drill density and the grade control program in full operation will enable Pretium Resources to provide further production guidance later in 2018.

Summary of Principal Royalties, Streams, Offtakes and Other Interests

Asset	Operator	Interest	Commodities	Jurisdiction	Stage

Royalties

Canadian Malartic(2)	Agnico/Yamana	5.0% NSR	Au	Canada	Production

Éléonore	Goldcorp	2.0-3.5% NSR	Au	Canada	Production

Island Gold(1)	Alamos Gold Inc.	1.38- 2.55% NSR	Au	Canada	Production

Hewfran Block (1)	Metanor Resources Inc.	1.7% NSR	Au	Canada	Production

Vezza	Nottaway	5% NSR & 40% NPI	Au	Canada	Production

Seabee*	SSR Mining Inc.	3% NSR	Au	Canada	Production

Bald Mtn. Alligator Ridge / Duke & Trapper*	Kinross Gold Corporation	1% / 4% NSR	Au	USA	Production

Brauna*	Lipari Mineração	1% GRR	Diamond	Brazil	Production

Kwale*	Base Resources Limited	1.5% GRR	Rutile, Ilmenite, zircon	Kenya	Production

Pan*	Fiore Gold Ltd.	4% NSR	Au	USA	Production

Casino*	Western Copper & Gold Corporation	2.75% NSR	Au, Ag, Cu	Canada	Development

Ollachea*	Kuri Kullu / Minera IRL	1% NSR	Au	Peru	Development

King Island*	King Island Scheelite Limited	1.5%GRR	Tungsten	Australia	Development

Ambler*	NovaCopper US Inc.	1% NSR	Cu, Zn	USA	Development

Rakkuri*	Hannans Reward Ltd.	1.5% NSR	Fe, Cu, Ag	Sweden	Development

Lamaque(1)	Eldorado Gold Corp.	1.7%(6) NSR	Au	Canada	Development

Cariboo	Barkerville	2.25% NSR	Au	Canada	Exploration

Windfall Lake	Osisko Mining	1.5% NSR	Au	Canada	Exploration

Hermosa	Arizona Mining	1% NSR	Zn, Pb, Ag	USA	Exploration

Pandora	Agnico/Yamana(2)	2% NSR	Au	Canada	Exploration

Malartic – Odyssey North	Agnico/Yamana	3% NSR	Au	Canada	Exploration

Malartic – Odyssey South	Agnico/Yamana	5% NSR	Au	Canada	Exploration

Copperwood	Highland	3% NSR (3)	Ag, Cu	USA	Exploration

James Bay properties	Osisko Mining	1.5-3.5% NSR (4)	Au, Ag	Canada	Exploration

James Bay properties	Osisko Mining	2.0% NSR (4)	Other than Au, Ag	Canada	Exploration

Bathurst Mining Camp properties	Osisko Metals	1% NSR	Zn and other metals	Canada	Exploration

Québec Genex projects	Osisko Metals	1% NSR	Zn and other metals	Canada	Exploration

Spring Valley*	Waterton Global Resource Management	0.5% NSR	Au	USA	Exploration

Asset	Operator	Interest	Commodities	Jurisdiction	Stage

Neita	Unigold Inc.	Option - 2% NSR ($2.0 million to exercise)	Au	Dominican Republic	Exploration

La Fortuna	Minera Alamos Inc.	Option - 4% NSR ($9.0 million to exercise)	Au	Mexico	Exploration

Yellowknife City Gold	TerraX Minerals Inc.	Option - 3% NSR ($4.0 million to exercise)	Au	Canada	Exploration

Streams

Renard*	Stornoway	9.6%	Diamond	Canada	Production

Gibraltar	Taseko	100%	Ag	Canada	Production

Mantos Blancos*	Mantos	100%	Ag	Chile	Production

Brucejack*	Pretium Resources	4%	Au, Ag	Canada	Production

Sasa*	Central Asia Metals plc	100%	Ag	Macedonia	Production

Amulsar*	Lydian International Ltd.	4.22% Au / 62.5% Ag	Au, Ag	Armenia	Development

Back Forty*	Aquila Resources Inc.	18.5% Au / 75% Ag	Au, Ag	USA	Development

Horne 5(5)	Falco	Stream or 1% NSR royalty	Au, Ag, Cu	Canada	Development

White Pine North, Copperwood and Keweenaw	Highland	Option on stream (US$26.0 million to exercise)	Ag	USA	Exploration

Offtakes

Brucejack*	Pretium Resources	Offtake	Au, Ag	Canada	Production

Matilda*	Blackham Resources Limited	Offtake	Au	Australia	Production

Parral*	GoGold Resources Inc.	Offtake	Au	Mexico	Production

San Ramon*	Red Eagle Mining Corp.	Offtake	Au	Colombia	Production

Amulsar*	Lydian International Ltd.	Offtake	Au, Ag	Armenia	Development

Yenipazar*	Aldridge Minerals Inc.	Offtake	Au	Turkey	Development

* Acquired through the Orion Transaction.

(1)	After the sale of a 15% interest in the royalties acquired from Teck Resources Limited to CDPQ.
(2)

In December 2017, Yamana announced that Agnico will be acquiring its 50% interest in the jointly owned exploration properties of Canadian Malartic Corporation except properties related to the Canadian Malartic mine. The transaction is expected to close in the beginning of 2018, after which Agnico will become the sole owner of such exploration properties.

(3)

3% NSR royalty on the Copperwood project. Upon closing of the acquisition of the White Pine project, Highland will grant Osisko a 1.5% NSR royalty on all metals produced from the White Pine project, and Osisko’s royalty on Copperwood will be reduced to 1.5%.

(4)

Effective October 4, 2016, Osisko entered into an earn-in agreement with Osisko Mining, which was amended in 2017 to create two earn-in agreements. The amendment was necessitated by the optioning, by Osisko Mining, of the Kan Project to Barrick. Under the first earn-in agreement, Osisko Mining may earn a 100% interest in 26 of Osisko’s exploration properties located in the James Bay area and Labrador Trough (excluding the Coulon copper-zinc project and four other exploration properties) upon completing expenditures of $26 million over a 7-year period; Osisko Mining may earn a first 50% interest upon completing expenditures totaling $15.6 million over a 4-year period. Under the second earn-in agreement, Osisko Mining may earn a 100% interest in the Kan property (comprised of the Kan and Fosse Au properties) upon completing expenditures totaling $6 million over a 7-year period, which represents the guaranteed expenditures to be incurred by Barrick, following an earn-in agreement signed between Osisko Mining and Barrick where Barrick committed to spend $15 million on the Kan property; Osisko Mining may earn a first 50% interest upon completing expenditures totaling $3.6 million over a 4-year period. Osisko will retain an escalating NSR royalty ranging from 1.5% to 3.5% on precious metals and a 2.0% NSR royalty on other metals and minerals produced from the 27 properties. New properties acquired by Osisko Mining in a designated area during the 7- year term will be subject to a royalty agreement in favour of Osisko with similar terms.

(5)

In May 2016, Osisko entered into a financing agreement of $10 million with Falco, which will be applied against a stream deposit to be negotiated by October 31, 2017 or converted into a 1% NSR royalty on the Horne 5 project if no stream agreement is concluded. On November 29, 2017, the maturity date of the loan was extended to May 31, 2018. In February 2018, Falco and Osisko agreed to amend the provision relating to payment of interests under the senior note issued by Falco by deferring the payment date of the interest payable on the principal amount of $10 million to the earlier of (i) five (5) business days from the closing of a financing by Falco for minimum net proceeds of $40 million or (ii) March 31, 2019, provided that no interest shall be payable prior to the maturity date of the senior note.

(6)	Eldorado Gold Corp. has an option to buy-back 1% of the NSR royalty for $2 million.

Significant Producing Royalty and Stream Assets

Geographical Distribution of Royalty and Stream Assets

Portfolio of Investments

Osisko’s assets include a portfolio of shares of publicly traded companies. Osisko invests, and intends to continue to invest, from time to time in companies where it holds royalties, streams or other interests and in various companies within the mining industry for investment purposes and with the objective of improving its ability to acquire interests in exploration assets, future royalties or revenue streams. In addition to investment objectives, in some cases, Osisko may decide to take a more active role, including providing management personnel, technical and/or administrative support, as well as nominating individuals to the investee’s board of directors.

Main Strategic Investments

Osisko Mining Inc.

In August 2015, Osisko Mining acquired Eagle Hill Exploration Corporation, Ryan Gold Corp. and Corona Gold Corporation to combine leadership, treasuries and assets to form a new Canadian focused gold exploration and development company. In 2015, Osisko invested $17.8 million in shares of Osisko Mining and was granted a right to acquire a 1% NSR royalty on all properties held by Osisko Mining at the date of the financing. The right was exercised in October 2016 for $5 million and includes a 1% NSR royalty on the Windfall Lake gold project (bringing the total NSR royalty on the Windfall Lake gold project to 1.5%) . In 2016, Osisko entered into an earn-in agreement with Osisko Mining, which was amended in 2017 to create two earn-in agreements, on properties held by Osisko in the James Bay area. The amendment was necessitated by the optioning of the Kan Project to Barrick. In 2016, Osisko invested $6.8 million in Osisko Mining and in 2017, invested an additional $40.1 million. As at December 31, 2017, Osisko holds 32,302,034 common shares representing a 15.5% interest in Osisko Mining.

Barkerville Gold Mines Ltd.

Barkerville is focused on the development of its extensive land package located in the historical Cariboo Mining District of central British Columbia, Canada. In November 2015, Osisko and Barkerville entered into an agreement for Osisko to acquire a 1.5% NSR royalty on the Cariboo Gold project for cash consideration of $25 million. In April 2017, Osisko acquired an additional 0.75% NSR royalty on the Cariboo gold project for cash consideration of $12.5 million, increasing the total NSR royalty held by Osisko to 2.25% . The grant of the additional royalty cancelled Osisko’s royalty acquisition right which was granted pursuant to an investment agreement between Osisko and Barkerville dated February 5, 2016. However, Osisko will retain a right of first refusal relating to any gold stream offer received by Barkerville with respect to the Cariboo gold project. In 2015 and 2016, Osisko acquired common shares of Barkerville for $11 million and $8.2 million, respectively. In 2017, Osisko invested an additional $52.1 million to acquire additional common shares. As at December 31, 2017, Osisko holds 142,309,310 common shares representing a 32.7% interest in Barkerville.

Falco Resources Ltd.

Falco’s main asset is the Horne 5 gold project, for which a positive feasibility study was released in October 2017. In 2015 and 2016, Osisko increased its investment in Falco by acquiring Falco Shares for $2.4 million and $3.3 million, respectively. In addition, Osisko entered into a financing agreement of $10 million with Falco in 2016, which will be applied against a stream deposit to be negotiated by May 31, 2018 (the original maturity date was November 30, 2017, which was subsequently extended to May 31, 2018) or converted into a 1% NSR royalty on the Horne 5 project if no stream agreement is concluded. In 2017, Osisko acquired additional Falco Shares for $4 million. In February 2018, Falco and Osisko agreed to amend the provision relating to payment of interests under the senior note issued by Falco by deferring the payment date of the interest payable on the principal amount of $10 million to the earlier of (i) five (5) business days from the closing of a financing by Falco for minimum net proceeds of $40 million or (ii) March 31, 2019, provided that no interest shall be payable prior to the maturity date of the senior note. As at December 31, 2017, Osisko holds 23,927,005 Falco Shared representing a 12.7% interest in Falco.

Dalradian Resources Inc.

On October 10, 2017, Osisko entered into a subscription agreement with Dalradian pursuant to which Osisko made an investment of $28.3 million in Dalradian by way of a non-brokered private placement. As at December 31, 2017, Osisko holds 31,717,687 common shares representing an 8.9% interest in Dalradian. The subscription agreement entered into with Dalradian contains various covenants and rights, including among other things, a standstill, participation rights to maintain Osisko’s pro rata interest in Dalradian and rights to match other offers for project financing.

Exploration and Evaluation Activities

As a result of the earn-in agreement with Osisko Mining, which is described under Summary of Royalty, Stream and Offtake Interests hereinabove, the exploration and evaluation activities have been significantly reduced and were concentrated on the Coulon project (James Bay area). A 10,000 meter drilling program was completed on the Coulon project in 2017 and Coulon is reviewing the economics of the property. In November 2017 the non-controlling shareholders of Coulon, the subsidiary of Osisko holding the Coulon project, exercised the option to convert their shares of Coulon for an amount corresponding to 75% of the cost of their investment, representing $12.0 million. The amount was settled by the issuance of 772,810 Osisko Shares. As such, Osisko is now the sole owner of the Coulon project.

Human Resources

As of December 31, 2017, Osisko had 42 employees, the services of 12 of which being mainly charged back to investee companies.

Although Osisko has less than four (4) years of operations, it benefits from the continued availability and commitment of its key management, whose contributions to its immediate and future operations are of significant importance. Furthermore, Osisko implemented a succession plan in order to mitigate the risk of being dependent on such key management. From time to time, Osisko may also need to identify and retain additional skilled management and specialized technical personnel to efficiently operate its business.

Material Mineral Projects

Osisko considers that the Canadian Malartic Royalty, the Éléonore Royalty, the Renard Stream, the Brucejack Stream and the Mantos Blancos Stream are currently its only material mineral projects for the purposes of NI 43-101.

Outlook

Osisko’s 2018 outlook on royalty, stream and precious metal offtake interests is based on publicly available forecasts, in particular the forecasts for the Canadian Malartic Mine published by Yamana and Agnico, for the Éléonore Mine published by Goldcorp, for the Renard Diamond Mine published by Stornoway and for the Brucejack Mine published by Pretium Resources. When publicly available forecasts on properties are not available, Osisko obtains internal forecasts from the operators, which is the case for the Mantos Blancos Mine or uses management’s best estimate.

Attributable gold equivalent ounces for 2018 are estimated between 77,500 and 82,500. For the 2018 guidance, silver and cash royalties have been converted to GEOs using commodity prices of US$1,300 per ounce of gold, US$18 per ounce of silver and US$110 per carat for diamonds from the Renard Diamond Mine and an exchange rate (US$/C$) of 1.25.

GENERAL DEVELOPMENT OF OSISKO’S BUSINESS

2018

Acquisition of a gold royalty on Victoria Gold Corp.’s Eagle Gold Project in Canada

On March 8, 2018, Osisko announced that it has signed a term sheet (the “Victoria Term Sheet”) with Victoria to acquire a 5% NSR royalty (the “Eagle Royalty”) for $98 million (the “Eagle Royalty Purchase”) on the Dublin Gulch property which hosts the Eagle Gold project (“Eagle Project”) located in Yukon, Canada.

The Eagle Project currently hosts 2.7 million ounces in proven and probable gold reserves from 123 million tonnes of ore with a grade of 0.67 grams of gold per tonne, as outlined in a NI 43-101 feasibility study, and when in production is expected to produce approximately 200,000 ounces of gold annually at an operating cost of approximately US$550 per ounce. The Eagle Project is permitted for construction and operations.

As part of the Victoria Term Sheet, Osisko has also agreed to purchase on a private placement basis, 100,000,000 common shares of Victoria at a price of $0.50 per common share (the “Victoria Private Placement”), for total financing by Osisko of $148 million including the Victoria Royalty Purchase (the “Victoria Financing”).

In connection with the Victoria Financing, Victoria has entered into documentation with Orion Mine Finance (“Orion”) and Caterpillar Financial Services Limited with respect to a construction financing package totaling approximately $505 million in aggregate (including the Victoria Financing) that is expected to fully fund the development of the Eagle Project through to commercial production.

As part of the Eagle Royalty Purchase, Osisko will advance $98 million, in exchange for a 5% NSR royalty on all metals and minerals produced from the Eagle Property, which includes the Eagle and Olive deposits, until an aggregate of 97,500 ounces of refined gold have been delivered to Osisko, and a 3% NSR royalty thereafter.

The funding of the Eagle Royalty Purchase is expected to be carried out in two tranches, with the first tranche of $49 million to be funded upon the satisfaction of certain conditions including (but not limited to) the execution by Victoria and Orion of definitive credit agreements in respect of the Orion debt facilities and the occurrence of the closing date under such facilities, and the second tranche of $49 million to be funded pro rata to drawdowns under the subordinated debt component of the Orion debt facilities.

The proceeds of the Victoria Private Placement will be used primarily for the purpose of advancing construction of the Eagle Project and for working capital purposes. Following the Victoria Private Placement, Osisko expects to have ownership over approximately 121 million common shares of Victoria, representing approximately 15.7% of the issued and outstanding Victoria common shares. Additionally, Osisko will have a right to nominate one member to Victoria’s board of directors.

Closing of the transaction is subject to execution of definitive documentation, satisfaction of conditions precedent and regulatory approvals.

2017

Normal Course Issuer Bid Program

On December 6, 2017, following TSX approval, Osisko announced the renewal of a normal course issuer bid to purchase for cancellation, from time to time, up to 10% of the public float of Osisko over a 12-month period (the “NCIB Program”).

Repurchases under the NCIB Program may commence on December 11, 2017 and will terminate on December 10, 2018, or on such earlier date as the NCIB Program is complete. Purchases of Osisko Shares under the NCIB Program will be made in Canada through the facilities of the TSX in accordance with its rules. Daily purchases will be limited to 95,695 Osisko Shares, other than block purchase exemptions, representing 25% of the average daily trading volume of the Osisko Shares on the TSX for the six-month period ended November 30, 2017, being 382,781 Osisko Shares. The price that Osisko may pay for Osisko Shares purchased under the NCIB Program will be the prevailing market price at the time of purchase and any Osisko Shares purchased by Osisko will be cancelled.

As of February 28, 2018, Osisko has purchased and cancelled 513,990 Osisko Shares under the NCIB Program.

Under the prior NCIB program which ended on October 23, 2017, Osisko purchased 150,000 Osisko Shares at a weighted average price of $12.15 per Osisko Share through the facilities of the TSX.

Increase of Credit Facility to $350 Million

On November 14, 2017, Osisko announced that it has amended its revolving credit facility, increasing the amount from $150 million to $350 million, with an additional uncommitted accordion of up to $100 million, for a total availability of up to $450 million (the “2017 Credit Agreement”). National Bank of Canada continues to act as administrative agent and as lender, and the syndicate of financial institutions includes Bank of Montreal, The Bank of Nova Scotia, Canadian Imperial Bank of Commerce, Royal Bank of Canada, The Toronto-Dominion Bank and Export Development Canada. National Bank Financial Inc. acted as sole lead arranger and bookrunner. The facility is secured by Osisko’s assets and has an initial term of four (4) years.

Acquisition of a Gold Stream on Aquila Resources Inc.’s Back Forty Project in Michigan, USA

On November 9, 2017, Osisko announced that OBL agreed to acquire a gold stream with reference to the future gold produced from the Back Forty property (the “Back Forty Project”) located in Michigan, USA from Aquila. OBL will make a staged upfront cash deposit to Aquila of up to US$55 million for the gold stream, and will make ongoing payments equal to 30% of the spot price of gold, to a maximum of US$600 per ounce. In addition to the gold stream, OBL has agreed to purchase units in the amount of US$10 million as part of a concurrent private placement with Aquila. OBL owns a 75% stream on all silver produced on the Back Forty Project, which was acquired in July 2017 through the acquisition of the Orion Mine Finance portfolio.

Pursuant to a gold purchase agreement dated November 27, 2017 between OBL and Aquila, OBL has purchased a gold stream equivalent to 18.5% of the refined gold from the Back Forty Project until 105,000 ounces of gold have been delivered (the “Back Forty Threshold Stream”), and 9.25% of the refined gold for the remaining life-of-mine (the “Back Forty Tail Stream”). Payable gold under the stream will be subject to minimum payability rates based on the product produced. As consideration for the gold stream, OBL will pay to Aquila a staged upfront cash deposit of up to US$55 million (the “Back Forty Deposit”) plus ongoing payments equal to 30% of the spot price of gold on the day of delivery, to a maximum of US$600 per ounce.

The Back Forty Deposit will be paid in four installments, as follows:

(a)	US$7.5 million (paid on closing);

(b)	US$7.5 million payable upon receipt by Aquila of all material permits required for the development and operation of the Back Forty Project, and receipt of a positive feasibility study;

(c)	US$10 million payable following a positive construction decision for the Back Forty Project; and

(d)	US$30 million payable upon the first drawdown of an appropriate project debt finance facility (the “Back Forty Fourth Deposit”), subject to the Back Forty CoC Provision.

In the event of a change of control of Aquila prior to the advancement of the Back Forty Fourth Deposit, the person or entity acquiring control over the Back Forty Project may elect to forego the Back Forty Fourth Deposit, in which case the Back Forty Threshold Stream and Back Forty Tail Stream will reduce to 9.5% and 4.75%, respectively (the “Back Forty CoC Provision”). All other terms and conditions of the gold stream will remain unchanged.

The gold stream will be secured by a first priority lien on the Back Forty Project and all assets of Aquila.

As part of the transaction, OBL has purchased US$10 million of units in Aquila at a price of $0.26 per unit (the “Aquila Private Placement”). Each unit is comprised of one (1) common share and one quarter of one common share purchase warrant, with each full warrant entitling OBL to purchase one (1) common share of Aquila for $0.34 for a period of 42 months following closing of the Aquila Private Placement. So long as OBL continues to hold more than 10% of the Aquila common shares, OBL will have the right to nominate one representative to Aquila’s board of directors and the right to participate in any future equity or equity-linked offerings to maintain its pro rata ownership interest. Joseph de la Plante, current Vice President, Corporate Development of Osisko, was appointed to the board of Aquila.

Closing of a $300 million Financing of Debentures

On November 3, 2017, Osisko closed an offering of convertible senior unsecured debentures in an aggregate principal amount of $300 million (the “Debentures”). The offering was comprised of a public offering, by way of a short form prospectus, of $184 million aggregate principal amount of Debentures and a private placement offering of $116 million aggregate principal amount of Debentures, including the exercise in full of the underwriters’ option. The Debentures were sold on a “bought deal” basis through the 2017 Underwriters.

The Debentures bear interest at a rate of 4.00% per annum, payable semi-annually on June 30 and December 31 each year, commencing on June 30, 2018. The Debentures will be convertible at the holders’ option into Osisko Shares at a conversion price equal to C$22.89 per Osisko Share (representing a conversion rate of 43.6872 Osisko Shares per $1,000 principal amount of Debentures). The Debentures will mature on December 31, 2022 and may be redeemed by Osisko, in certain circumstances, on or after December 31, 2020.

Private Placement and Warrant Exercise with Dalradian Resources Inc.

On October 10, 2017, Osisko announced that it has entered into an agreement with Dalradian pursuant to which Osisko has agreed to purchase 19,217,687 common shares of Dalradian at $1.47 per common share for a total investment of $28.3 million. In addition, Osisko exercised 6.25 million warrants at $1.04 per warrant, bringing the total investment to approximately C$34.8 million. The agreement entered into with Dalradian contains various covenants and rights, including among other things, a standstill, participation rights in favour of Osisko to maintain its pro rata interest in Dalradian and rights to match other offers for project financing.

Arizona Mining Inc.

On October 10, 2017, Osisko announced that it has divested its investment in Arizona Mining for gross proceeds of $32.5 million, generating a gain for Osisko of $22.8 million on the disposal of the investment, based on the cash cost of the shares.

Appointment of Mr. Pierre Chenard to the Board of Directors of Osisko

On September 18, 2017, Osisko announced the appointment of Mr. Pierre Chenard to the Osisko Board, as the nominee of CDP Investissements Inc., an affiliate of CDPQ.

Orion Transaction

On July 31, 2017, Osisko acquired a precious metals portfolio of assets from Orion consisting of 61 royalties, 6 streams and 7 precious metal offtakes.

See “Description of Business - Business Combination with Orion Mine Finance Group”.

IDM Mining Ltd.

On March 8, 2017, Osisko announced that it has subscribed for 29,400,000 common shares of IDM Mining Ltd. at a price of $0.17 per share and 41,000,000 flow-through common shares at a price of $0.25 per share for a total subscription price of $15,248,000. In connection with this private placement, IDM Mining Ltd. granted to Osisko certain pre-emptive rights in respect to purchases or grants of royalties or streams from the Red Mountain gold project.

Acquisition of Silver Stream on Taseko Mines Limited’s Gibraltar Copper Mine

On March 3, 2017, Osisko acquired a silver stream with reference to silver produced at the Gibraltar copper mine located in British Columbia, Canada, from Gibraltar Mines Ltd., a wholly-owned subsidiary of Taseko. Taseko owns a 75% joint venture interest in the Gibraltar copper mine. Osisko paid Taseko cash consideration of US$33 million for the silver stream. In addition, Osisko will make ongoing payments of US$2.75 per ounce of silver delivered.

The principal terms of this agreement are as follows:

•	Osisko will receive from Taseko an amount equal to 100% of Taseko’s share of the silver production on the Gibraltar copper mine until delivery of 5.9 million ounces of silver.

•	Osisko paid Taseko a cash consideration of US$33 million for the silver stream as an advance payment against the purchase price for the sale of silver to Osisko.

•	The effective date of the transaction is January 1, 2017. Any silver in respect of which a delivery is made to an offtaker after January 1, 2017, is subject to the stream.

•	The silver payability rate is 90% of contained silver in concentrate.

•	Osisko will make ongoing payments of US$2.75 to Taseko per silver ounce delivered.

•	Silver deliveries will be the secured, subordinated obligation of Gibraltar Mines Ltd., but will be guaranteed by Taseko.

•

Taseko has granted Osisko 3 million common share purchase warrants (the “Taseko Warrants”), with each Taseko Warrant entitling Osisko to purchase one (1) common share of Taseko at a strike price of $2.74. The Taseko Warrants will expire on April 1, 2020. If at any point during the life of the Taseko Warrants, Taseko’s share price trades at a premium of 25% above the strike price for a 30-day consecutive period, Taseko may force the exercise of the Taseko Warrants.

Sale of interest in Labrador Iron Ore Royalty Corporation

Over the course of the fourth quarter of 2016 and January 2017, Osisko sold its 9.8% interest in Labrador Iron Ore Royalty Corporation. Osisko received $113.4 million in proceeds (including $98.2 million in 2016). During the period it held shares of Labrador Iron Ore Royalty Corporation, Osisko received $10.7 million in dividends.

2016

Appointment of Mr. Jacques Perron to the Board of Directors of Osisko

On December 12, 2016, Osisko announced the appointment of Mr. Jacques Perron to the Osisko Board.

Earn-In Agreement with Osisko Mining Inc.

Effective October 4, 2016, Osisko entered into an earn-in agreement with Osisko Mining, which was subsequently amended to create two separate earn-in agreements. Under the first earn-in agreement, Osisko Mining may earn a 100% interest in 24 of Osisko’s exploration properties located in the James Bay area (excluding the Coulon copper-zinc project and four other exploration properties) and Labrador Trough upon completing expenditures of $26.0 million over a 7-year period; Osisko Mining will earn a 50% interest upon completing expenditures totaling $15.6 million over a 4-year period. This first earn-in agreement was amended at the end of 2017 to postpone to December 31, 2018 Osisko Mining’s firm commitment to incur minimum cumulative expenditures on the explorations properties in an amount of $4,062,500.

Under the second earn-in agreement, Osisko Mining may earn a 100% interest in the Kan property (comprised of the Kan and Fosse Au properties) upon completing expenditures totaling $6.0 million; Osisko Mining may earn a 50% interest upon completing expenditures totaling $3.6 million over a 4-year period. Osisko retained an escalating NSR royalty ranging from 1.5% to a maximum of 3.5% on precious metals and a 2.0% NSR royalty on other metals and minerals produced from the 26 properties. Additionally, new properties acquired by Osisko Mining in a designated area during a 7-year term will be subject to a royalty agreement in favour of Osisko with similar terms. Osisko undertook not to participate in any exploration activity and is bound not to compete with Osisko Mining in areas covered by the agreement, except for the continuation of activities on the Coulon copper-zinc project and on four other exploration properties.

As part of the transaction, Osisko Mining hired most of the Osisko Québec based exploration team (former Virginia employees) and took over the Québec office lease.

Osisko has also exercised its option to acquire a 1% NSR royalty on Osisko Mining’s properties (including the Windfall and Urban Barry properties) for $5 million (see “General Development of Osisko’s Business -2015 - Osisko Mining Inc.”).

Listing on the NYSE

On July 6, 2016, the Osisko Shares began to trade on the NYSE under the ticker symbol “OR”.

Highland Copper Company Inc.

On June 30, 2016, Highland and Osisko agreed to amend the terms of their agreement entered into in December 2014 and to convert the $10 million secured loan into a 3% NSR royalty on all metals produced from the mineral rights and leases associated with the Copperwood project. Upon closing of the acquisition of the White Pine project, Highland will grant Osisko a 1.5% NSR royalty on all metals produced from the White Pine project, and Osisko’s royalty on Copperwood will be reduced to 1.5% . Following the conversion, Osisko retains its option to purchase for US$26 million any future silver production from the White Pine and Copperwood projects.

Falco Resources Ltd.

On May 30, 2016, Osisko provided a $10 million loan to Falco bearing interest at 7% per annum. Under the terms of the loan, Falco and Osisko shall negotiate, by the end of May 2018, the terms, conditions and form of a silver and/or gold stream agreement required to build the Falco’s Horne 5 project. In this case, the principal amount of the loan and any accrued interest will be applied against the stream deposit. At the maturity date, if Falco and Osisko have not concluded a stream agreement, the principal amount of the loan will be converted into a 1 % NSR royalty on the Horne 5 project and accrued interests will be paid in cash.4

Arizona Mining Inc.

On April 25, 2016, Osisko acquired for $10 million a 1% NSR royalty on any lead/zinc/silver sulfide ores mined from the Hermosa project owned by Arizona Mining. The Hermosa project is located in Santa Cruz County, Arizona. Osisko also subscribed for a total of 8,930,000 units at a price of $0.56 per unit, for gross proceeds of $5,000,800. Each unit consisted of one (1) common share of Arizona Mining and one half of one common share purchase warrant, each whole warrant being convertible into one (1) common share of Arizona Mining at a price of $0.75 for a period of 18 months.

$173 Million Bought Deal Public Offering

On February 26, 2016, Osisko closed a bought deal public offering by way of a short form prospectus in all of the provinces of Canada of 11,431,000 units (the “2016 Units”), including the full exercise of an over-allotment option by a syndicate of underwriters co-led by BMO Nesbitt Burns Inc. and RBC Dominion Securities Inc., at a price of $15.10 per 2016 Unit, representing aggregate gross proceeds to Osisko of $172,608,000.

Each 2016 Unit was comprised of one (1) Osisko Share and one-half of one common share purchase warrant, each full warrant entitling the holder thereof to purchase one (1) Osisko Share at a price of $19.08 per Osisko Share for a period of 36 months.

$50 Million Financing with Ressources Québec inc.

On February 12, 2016, Ressources Québec, a wholly-owned subsidiary of Investissement Québec, subscribed to a five-year $50 million convertible debenture, bearing interest at an annual rate of 4% payable quarterly (the “RQ Debenture”). Ressources Québec will be entitled, at its option, to convert the RQ Debenture into Osisko Shares at a price of $19.08 per Osisko Share at any time during its term.

Barkerville Gold Mines Ltd.

On February 5, 2016, Osisko announced that it closed its previously announced royalty financing and the second tranche of the private placement with Barkerville (a first tranche of $6 million closed on December 23, 2015). On November 30, 2015, Osisko and Barkerville announced the entering into of a binding letter agreement whereby Osisko agreed to purchase 32,000,000 common shares, issued on a flow-through basis, of Barkerville at a price of $0.32 per share for total proceeds of $10,240,000 as well as a 1.5% NSR royalty on the Cariboo Gold project located in British Columbia, Canada, for cash consideration of $25 million.

In April 2017, Osisko acquired an additional 0.75% NSR royalty on the Cariboo gold project for cash consideration of $12.5 million, increasing the total NSR royalty held by Osisko to 2.25% . Osisko retains a right of first refusal relating to any gold stream offer received by Barkerville with respect to the Cariboo gold project.

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[4]

On November 29, 2017, the maturity date of the loan was extended to May 31, 2018. In February 2018, Falco and Osisko agreed to amend the provision relating to payment of interests under the senior note issued by Falco by deferring the payment date of the interest payable on the principal amount of $10 million to the earlier of (i) five (5) business days from the closing of a financing by Falco for minimum net proceeds of $40 million or (ii) March 31, 2019, provided that no interest shall be payable prior to the maturity date of the senior note.

Osisko was also granted the right to appoint two nominees to the board of directors of Barkerville. Upon closing of the private placement, Sean Roosen (Chair and Chief Executive Officer of Osisko) was appointed as Co-Chairman of Barkerville, Chris Lodder, a director of Barkerville, was selected to serve as Osisko’s second nominee and Luc Lessard, Senior Vice President, Technical Services of Osisko, was appointed as Chief Operating Officer.

Osisko Mining Inc. and NioGold Mining Corporation

On January 11, 2016, Osisko Mining announced its intention to acquire all of the outstanding shares of NioGold by way of a statutory plan of arrangement (the “NioGold Arrangement”). In connection with the NioGold Arrangement, Osisko Mining also announced a “best efforts” private placement of 8,333,333 subscription receipts of Osisko Mining (the “Osisko Mining SRs”) at a subscription price of $1.20 per Osisko Mining SR for total gross proceeds of $10 million (the “Osisko Mining Offering”).

Each Osisko Mining SR entitled the holder thereof to receive, for no additional consideration and without further action on the part of the holder thereof, following the satisfaction by Osisko Mining of the release conditions (a) one (1) Osisko Mining Share and (b) one (1) common share purchase warrant of Osisko Mining (an “Osisko Mining Warrant”). Each Osisko Mining Warrant is exercisable into one Osisko Mining Share for a period of thirty-six (36) months from the closing date of the Osisko Mining Offering at an exercise price of $1.44.

The Osisko Mining Offering closed on February 3, 2016, with 10,521,700 Osisko Mining SRs sold (which included a partial exercise of an over-allotment option) for gross proceeds of $12,626,000.

Osisko subscribed for and received 800,000 Osisko Mining SRs under the Osisko Mining Offering.

In connection with the NioGold Arrangement, which closed on March 11, 2016, Osisko received an additional 9,833,495 Osisko Mining Shares.

2015

Increase of Revolving Credit Facility

On December 23, 2015, Osisko amended the Credit Agreement, thereby increasing the amount of the facility from $100 million to $150 million. The revolving credit facility is to be used for investments in the mineral industry, including the acquisition of royalties and/or funding precious metal streams. The revolving credit facility is secured by Osisko’s assets.

Receipt of First Shipment of Gold Ounces - Éléonore Royalty

On December 22, 2015, Osisko announced the receipt of a first shipment of gold ounces from the Éléonore Royalty. As a reminder, Osisko did not receive any gold or silver ounces from the Éléonore Royalty until a US$5 million non-interest bearing royalty advance payment was recovered by Goldcorp from production of the Éléonore Mine.

Acquisition from Teck Resources Limited of a Portfolio of Royalties

On October 19, 2015, Osisko announced an agreement to acquire a portfolio of thirty-one (31) Canadian royalty interests held by Teck in exchange for cash consideration of $28 million, with an additional $2.5 million to be paid on confirmation of certain rights.

On November 17, 2015, Osisko announced the closing of the first portion of the acquisition, pursuant to which Osisko acquired a portfolio of twenty-eight (28) royalties for cash consideration of $24.2 million, with an additional $2.5 million to be paid upon the confirmation of certain rights. The additional payment of $2.5 million was not made as the rights were not confirmed.

Such portfolio of royalties includes the following:

1.	Island Gold. Three (3) royalties from 2.0% NSR to 3.0% NSR on the producing Island Gold Mine properties located in Northern Ontario owned by Richmont Mines Inc. (now owned by Alamos Gold Inc.);

2.	Lamaque. 2.0% NSR royalty on the Lamaque property located in the Abitibi owned by Integra Gold Corp. (now owned by Eldorado Gold Corporation);

3.	Hewfran. 2.0% NSR royalty on the Hewfran Block located in Northern Québec owned by Metanor Resources Inc.; and

4.	Marban. 0.5% NSR royalty and right to $5 million payment upon commercial production on the Marban property owned by NioGold and located near the Canadian Malartic mine in Malartic, Québec.

In conjunction with the Virginia Arrangement, CDPQ and Fonds FTQ were granted a combined 15% right to participate, subject to certain conditions, in future royalty or stream transactions entered into by Osisko.

On February 17, 2016, CDPQ exercised such participation right to acquire a 15% interest in the portfolio of twenty-eight (28) Canadian royalty interests acquired by Osisko from Teck to date.

Acquisition of the Vezza Royalties

Pursuant to a royalty purchase agreement dated September 10, 2015, Osisko acquired a 5% NSR royalty and a 40% NPI royalty in the Vezza gold property operated by Nottaway for a total acquisition price of $10 million (the “Vezza Purchase Price”). It was agreed that Nottaway shall drawdown on the Vezza Purchase Price in no less than two (2) tranches of no more than $5 million. In March 2016, the Vezza Purchase Price was paid in full. The Vezza property is located 25 km from Matagami, Québec.

Dividend Reinvestment Plan

On September 21, 2015, Osisko implemented the Dividend Reinvestment Plan.

The Dividend Reinvestment Plan allows Canadian shareholders and U.S. shareholders (commencing with the dividend paid on October 16, 2017 for U.S. shareholders) to reinvest their cash dividends into additional Osisko Shares either purchased on the open market through the facilities of TSX, or issued directly from treasury by Osisko, or acquired by a combination thereof. In the case of a treasury issuance, the price will be the weighted average price of the Osisko Shares on the TSX during the five (5) trading days immediately preceding the dividend payment date, less a discount, if any, of up to 5%, at Osisko’s sole election. No commissions, service charges or brokerage fees are payable by Osisko Shareholders who elect to participate in the Dividend Reinvestment Plan.

Osisko Mining Inc.

On June 8, 2015, Osisko Mining entered into binding letter agreements with each of Eagle Hill Exploration Corporation, Ryan Gold Corp. and Corona Gold Corporation in respect of the proposed acquisition by Osisko Mining of such companies.

In connection with the foregoing, Osisko and Osisko Mining entered into an agreement pursuant to which Osisko agreed to purchase up to 181,818,181 Osisko Mining Shares at a price of $0.11 per share, for an aggregate purchase price of up to $20 million (the “Osisko Mining Private Placement”).

The financing commitment included the grant to Osisko of first rights to participate in royalties and streams created by Osisko Mining and pro rata financing participation rights. In addition, administrative services will be provided to Osisko Mining by Osisko.

The Osisko Mining Private Placement closed on August 25, 2015, pursuant to which Osisko purchased 161,750,984 Osisko Mining Shares at a price of $0.11 per share, for aggregate gross proceeds of approximately $17.8 million.

Following the completion of the Osisko Mining Private Placement, Sean Roosen (Chair and Chief Executive Officer of Osisko; director of Osisko Mining since August 2015), John F. Burzynski (Director of Osisko; director of Osisko Mining since February 2010) and Robert Wares (director of Osisko Mining since January 2013) were appointed to the board of directors of Osisko Mining as nominees of Osisko further to nomination rights, among other rights, granted to Osisko in connection with the Osisko Mining Private Placement.

Labrador Iron Ore Royalty Corporation

On May 15, 2015, Osisko announced the acquisition of a 9.8% equity interest in Labrador Iron Ore Royalty Corporation.

Malartic CHL Prospect

Prior to completion of the Agnico-Yamana Arrangement, Osisko Mining Corporation (now Canadian Malartic Corporation) held a direct 70% interest in the Malartic CHL prospect (the “Malartic CHL Prospect”).

Upon completion of the Agnico-Yamana Arrangement, the Malartic CHL Prospect was not included in the Canadian Malartic Royalty due to the pending legal dispute with a third party.

On February 23, 2015, Osisko provided a public update in respect of its royalty interest in the Malartic CHL Prospect, which among other things hosts the Odyssey North discovery and announced that it has entered into a letter of intent with Agnico and Yamana whereby Osisko received a 3% NSR royalty on 100% of the Malartic CHL Prospect.

$200 Million Bought Deal Private Placement

On January 21, 2015, Osisko announced a bought deal private placement with a syndicate of underwriters, co-led by Macquarie Capital Markets Canada Ltd. and RBC Dominion Securities Inc., pursuant to which the 2015 Underwriters agreed to buy 10,960,000 special warrants of Osisko (the “Special Warrants”) at a price of $18.25 per Special Warrant, representing aggregate gross proceeds of $200,020,000.

Each Special Warrant entitled the holder to acquire, for no additional consideration, one (1) unit of Osisko, with each such unit being comprised of one (1) Osisko Share and one-half of one common share purchase warrant of Osisko (each whole common share purchase warrant a “SW Warrant”), exercisable for eighty-four (84) months following closing of the transaction at a price of $36.50 per Osisko Share.

The Special Warrants were automatically exercised or deemed to be exercised by the holders thereof on March 5, 2015, following which Osisko issued an aggregate of 10,960,000 Common Shares and 5,480,000 SW Warrants.

Closing of Virginia Arrangement

On February 17, 2015 (the “Virginia Arrangement Effective Date”), the following transactions contemplated under an arrangement transaction between Virginia and Osisko (the “Virginia Arrangement”) closed:

(a)

each Virginia Share held by a Virginia Shareholder (other than Osisko) was transferred by the holder thereof to Osisko in exchange for 0.92 Osisko Share, free and clear of any liens, claims or encumbrances, subject to the Virginia Plan of Arrangement, Virginia and SubCo amalgamated under the name “Osisko Exploration James Bay Inc. / Exploration Osisko - Baie James Inc.” and thereby becoming a wholly-owned subsidiary of Osisko;

(b)

each Virginia Option outstanding immediately prior to the Virginia Arrangement Effective Date, whether or not vested, was exchanged for an option (each a “Replacement Osisko Option”) to acquire from Osisko the number of Osisko Shares equal to the product of the number of Virginia Shares by the Exchange Ratio. The exercise price per Osisko Share subject to a Replacement Osisko Option shall be equal to the quotient obtained by dividing the exercise price per Virginia Share by the Exchange Ratio;

(c)

The exchange rights agreement dated January 31, 2014 (the “Coulon Exchange Rights Agreement”) was amended so that, a Coulon Shareholder shall, upon exercise of such Coulon Shareholder’s exchange rights thereunder (the “Coulon Exchange Rights”) in accordance with the terms and conditions of the Coulon Exchange Rights Agreement, no longer be entitled to receive Virginia Shares and shall instead be entitled to receive from Osisko such number of Osisko Shares (rounded to the nearest whole number with half of an Osisko Share rounded upwards) calculated in accordance with the formula set out in the Virginia Plan of Arrangement.

Consequently, on the Virginia Effective Date:

(i)	29,964,240 Osisko Shares were issued to Virginia Shareholders (other than Osisko) in exchange for their Virginia Shares;

(ii)	the outstanding Virginia Options were exchanged for 1,695,770 Replacement Osisko Options; and

(iii)	up to 7,611,937 Osisko Shares issuable upon the exercise of the Coulon Exchange Rights were reserved for issuance.

In addition, in connection with the closing of the Virginia Arrangement, André Gaumond and Pierre Labbé were nominated as directors of Osisko.

Significant Acquisitions

Except for the Orion Transaction, Osisko has not completed any significant acquisition during its most recently completed financial year and for which disclosure is required under Part 8 of NI 51-102.

RISK FACTORS

An investment in Osisko Shares, as well as in Osisko’s prospects, is speculative due to the risk nature of its business and the present stage of its development. The risks described below are not the only ones facing Osisko. Additional risks not currently known to Osisko, or that Osisko currently deems immaterial, may also impair Osisko’s operations. If any of the following risks actually occur, Osisko’s business, financial condition and operating results could be adversely affected. There is no assurance that certain of Osisko’s royalties, streams or other interests or assets will generate earnings, operate profitably or provide a return on investment in the future.

In evaluating Osisko and its business, the readers should carefully consider the risk factors which follow. These risk factors may not be a definitive list of all risk factors associated with an investment in Osisko or in connection with the business and operations of Osisko.

Commodity Price Risks

Changes in the market price of the commodities underlying Osisko’s interests may affect the profitability of Osisko and the revenue generated therefrom

The revenue derived by Osisko from its portfolio of royalties, streams and other interests and investments might be significantly affected by changes in the market price of the commodities underlying its agreements. Commodity prices, including those to which Osisko is exposed, fluctuate on a daily basis and are affected by numerous factors beyond the control of Osisko, including levels of supply and demand, industrial development levels, inflation and the level of interest rates, the strength of the U.S. dollar and geopolitical factors. All commodities, by their nature, are subject to wide price fluctuations and future material price declines will result in a decrease in revenue or, in the case of severe declines that cause a suspension or termination of production by relevant operators, a complete cessation of revenue from royalties, streams or other interests applicable to one or more relevant commodities. Moreover, the broader commodity market tends to be cyclical, and a general downturn in overall commodity prices could result in a significant decrease in overall revenue. Any such price decline may result in a material adverse effect on Osisko’s profitability, results of operations and financial condition.

Third Party Operator Risks

Osisko has limited access to data regarding the operation of mines in which it has royalties, streams or other interests

As a holder of royalties, streams or other interests, Osisko does not serve as the mine’s operator and has little or no input into how the operations are conducted. As such, Osisko has varying access to data on the operations or to the actual properties themselves. This could affect its ability to assess the value of its interest or enhance the performance thereof. It is difficult or impossible for Osisko to ensure that the properties are operated in its best interest. Payments related to Osisko’s royalties, streams or other interests may be calculated by the payors in a manner different from Osisko’s projections. Osisko does, however, have rights of audit with respect to such royalties, streams or other interests.

Osisko has little or no control over mining operations in which it holds royalties, streams or other interests

Osisko has few or no contractual rights relating to the operation or development of mines in which it only holds royalties, streams or other interests. Osisko may not be entitled to any material compensation if these mining operations do not meet their forecasted production targets in any specified period or if the mines shut down or discontinue their operations on a temporary or permanent basis. Certain of these properties may not commence production within the time frames anticipated, if at all, and there can be no assurance that the production, if any, from such properties will ultimately meet forecasts or targets. At any time, any of the operators of the mines or their successors may decide to suspend or discontinue operations. Osisko is subject to the risks that the mines shut down on a temporary or permanent basis due to issues including, but not limited to, economic, lack of financial capital, floods, fire, mechanical malfunctions, social unrest, expropriation, community relations and other risks. These issues are common in the mining industry and can occur frequently.

Osisko is dependent on the payment or delivery of amounts for royalties, streams or other interests by the owners and operators of certain properties and any delay in or failure of such payments or deliveries will affect the revenues generated by Osisko’s asset portfolio

Royalties, streams and other interests in natural resource properties are largely contractual in nature. Parties to contracts do not always honour contractual terms and contracts themselves may be subject to interpretation or technical defects. To the extent grantors of royalties, streams or other interests do not abide by their contractual obligations, Osisko would be forced to take legal action to enforce its contractual rights. Such litigation may be time consuming and costly and there is no guarantee of success. While any proceedings or actions are pending, or if any decision is determined adversely to Osisko, such litigation may have a material adverse effect on Osisko’s profitability, results of operations and financial condition.

In addition, Osisko is dependent to a large extent upon the financial viability and operational effectiveness of owners and operators of the relevant properties. Payments and/or deliveries from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. Payments and/or deliveries may be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, the ability or willingness of smelters and refiners to process mine products, recovery by the operators of expenses incurred in the operation of the properties, the establishment by the operators of reserves for such expenses or the insolvency of the operator. Osisko’s rights to payment and/or delivery under the royalties, streams or other interests must, in most cases, be enforced by contract without the protection of a security interest over property that Osisko could readily liquidate. This inhibits Osisko’s ability to collect outstanding royalties, streams or other interests upon a default. In the event of a bankruptcy of an operator or owner, Osisko may have a limited prospect for full recovery of revenues. Failure to receive any payments and/or deliveries from the owners and operators of the relevant properties may result in a material and adverse effect on Osisko’s profitability, results of operation and financial condition.

Risks related to mining operations

Mining operations involve significant risks that even a combination of careful evaluation, experience and knowledge may not eliminate or adequately mitigate. Major expenditures are required to develop metallurgical processes and to construct mining and processing facilities at a particular site. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly volatile; and governmental regulations, including those relating to prices, taxes, royalties, land tenure, land use, allowable production, importing and exporting of minerals and environmental protection.

Thus, Osisko’s business might be impacted by such risks inherent to mining operations and is dependent, among other things, on mining operations conducted by third parties.

Osisko may acquire royalties, streams or other interests in respect of properties that are speculative and there can be no guarantee that mineable deposits will be discovered or developed

Exploration for metals and minerals is a speculative venture necessarily involving substantial risk. There is no certainty that the expenditures made by the operator of any given project will result in discoveries of commercial quantities of minerals on lands where Osisko holds royalties, streams or other interests.

If mineable deposits are discovered, substantial expenditures are required to establish reserves through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit, no assurance can be given that resources will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on terms acceptable to the operator or at all. Although, in respect of these properties, Osisko intends to only hold royalties, streams or other interests and not be responsible for these expenditures, the operator may not be in a financial position to obtain the necessary funds to advance the project.

Operational Risks

The properties on which Osisko holds royalties, streams or other interests are subject to exploration and mining risks

Osisko seeks to acquire royalties, streams or other interests in mineral properties or equity interests in companies that have exploration properties, advanced staged development projects or operating mines. Royalties, streams or other interests are non-operating interests in mining projects that provide the right to revenue or production from the project after deducting specified costs, if any. Mineral exploration and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. The long-term profitability of Osisko’s operations will be in part directly related to the cost and ultimate success of the operating mines in which Osisko has royalties, streams or other interest or the companies in which Osisko has equity interests, which may be affected by a number of factors beyond Osisko’s control.

Operating a producing mine involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which Osisko has a direct or indirect interest are and will be subject to all the hazards and risks normally incidental to exploration, development and production of mineral resources and mineral reserves, any of which could result in work stoppages, damage to property, and possible environmental damage.

Hazards such as unusual or unexpected geological formations and other conditions such as fire, power outages, flooding, explosions, cave-ins, landslides and the inability to obtain suitable machinery, equipment or labour are involved in mineral exploration, development and operation. Operating companies which operate on properties on which Osisko has royalties, streams or other interests may become subject to liability for pollution, cave-ins or hazards against which they cannot insure or against which they may elect not to insure. The payment of such liabilities may have a material, adverse effect on the financial position of such operating companies, and in turn, may have a material adverse effect on the financial position of Osisko.

In addition, labour disruptions are a hazard to mineral exploration, development and operation. There is always a risk that strikes or other types of conflict with unions or employees may occur at any one of the properties on which Osisko may hold royalties, streams or other interests. Although it is uncertain whether labour disruptions will be used to advocate labour, political or social goals in the future, labour disruptions could have a material adverse effect on the results of operations of the mineral properties in which Osisko may hold an interest.

Agreements pertaining to royalties, streams or other interests are based on mine life and in some instances a drop in metal prices or a change in metallurgy may result in a project being shut down with a material, adverse effect on that company’s financial position, and in turn, may have a material adverse effect on the financial position of Osisko.

The properties held by Osisko or on which Osisko holds royalties, streams or other interests may require permits and licenses

The properties held by Osisko or on which Osisko holds royalties, streams or other interests, including the mine operations, may require licenses and permits from various governmental authorities. There can be no assurance that the operator of any given project will be able to obtain or maintain all necessary licenses and permits that may be required to carry out exploration, development and mining operations.

Mineral resource and mineral reserve estimates have inherent uncertainty

Mineral resource and mineral reserve figures are only estimates. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. While Osisko believes that the mineral resource and mineral reserve estimates, as applicable, in respect of properties in which Osisko holds a direct interest or royalties, streams or other interests reflect best estimates performed by or on behalf of the owner of such properties, the estimating of mineral resources and mineral reserves is a subjective process and the accuracy of mineral resource and mineral reserve estimates is a function of the quantity and quality of available data, the accuracy of statistical computations, and the assumptions used and judgments made in interpreting available engineering and geological information. There is significant uncertainty in any mineral resource and mineral reserve estimate and the actual deposits encountered and the economic viability of a deposit may differ materially from estimates. Estimated mineral resources and mineral reserves may have to be re-estimated based on changes in prices of gold or other minerals, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence such estimates. In addition, mineral resources are not mineral reserves and there is no assurance that any mineral resource estimate will ultimately be reclassified as proven or probable mineral reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

If operators reduce their mineral reserves and mineral resources on properties underlying Osisko’s royalties, streams or other interests, this may result in a material and adverse effect on Osisko’s profitability, results of operations, financial condition and the trading price of Osisko securities.

Economics of developing mineral properties

Mineral exploration and development is speculative and involves a high degree of risk. While the discovery of an ore body may result in substantial rewards, few properties which are explored are commercially mineable and ultimately developed into producing mines. There is no assurance that any exploration properties will be commercially mineable.

Should any mineral resources and mineral reserves exist, substantial expenditures will be required to confirm mineral reserves which are sufficient to commercially mine and to obtain the required environmental approvals and permitting required to commence commercial operations. The decision as to whether a property contains a commercially viable mineral deposit and should be brought into production will depend upon the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense. This decision will involve consideration and evaluation of several significant factors including, but not limited to: (a) costs of bringing a property into production, including exploration and development work, preparation of production feasibility studies and construction of production facilities; (b) availability and costs of financing; (c) ongoing costs of production; (d) metal prices; (e) environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and (f) political climate and/or governmental regulation and control. Development projects are also subject to the successful completion of engineering studies, issuance of necessary governmental permits, and availability of adequate financing. Development projects have no operating history upon which to base estimates of future cash flow.

Factors beyond the control of Osisko

The potential profitability of mineral properties is dependent upon many factors beyond Osisko’s control. For instance, world prices of and markets for minerals are unpredictable, highly volatile, potentially subject to governmental fixing, pegging and/or controls and respond to changes in domestic, international, political, social and economic environments. Another factor is that rates of recovery of minerals from mined ore (assuming that such mineral deposits are known to exist) may vary from the rate experienced in tests and a reduction in the recovery rate will adversely affect profitability and, possibly, the economic viability of a property. Profitability also depends on the costs of operations, including costs of labour, equipment, electricity, environmental compliance or other production inputs. Such costs will fluctuate in ways Osisko cannot predict and are beyond Osisko’s control, and such fluctuations will impact on profitability and may eliminate profitability altogether. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for development and other costs have become increasingly difficult, if not impossible, to project. These changes and events may materially affect the financial performance of Osisko.

Influence of third party stakeholders

The lands held by Osisko or the companies in which Osisko has royalties, streams or other interests, and the roads or other means of access which they utilize or intend to utilize in carrying out work programs or general business mandates, may be subject to interests or claims by third party individuals, groups or companies. In the event that such third parties assert any claims, work programs may be delayed even if such claims are not meritorious. Such delays may result in significant financial loss and loss of opportunity for Osisko.

Foreign operation risk

Certain properties held by Osisko or the companies in which Osisko has royalties, streams or other interests are located outside of the United States and Canada. The ownership, development and operation of these properties may be subject to additional risks associated with conducting business in foreign countries, including, depending on the country, nationalization and expropriation, social unrest, political and economic instability, lack of infrastructure, less developed legal and regulatory systems, uncertainties in perfecting mineral titles, crime, violence, corruption, trade barriers, exchange controls and material changes in taxation. These risks may, among other things, limit or disrupt the ownership, development or operation of properties, mines or projects to which such properties relate, restrict the movement of funds, or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation.

Reputational Risks

Osisko is subject to reputational risks

Reputational risk is the risk that an activity undertaken by an organization or its representatives will impair its image in the community or lower public confidence in it, resulting in loss of revenue, legal action or increased regulatory oversight and loss of valuation and share price. Possible sources of reputational risk could come from, but not limited to, operational failures, non-compliance with laws and regulations, or leading an unsuccessful financing. In addition to its risk management policies, controls and procedures, Osisko has a formal Code of Ethics to help manage and support Osisko’s reputation.

Financial Condition Risks

Osisko is subject to risks related to its financial condition

Osisko’s financial condition has an impact on its risk profile. A sound financial condition can allow Osisko to compete for accretive investment opportunities: the better the financial condition, the more it can bid and compete on quality assets. If additional funds are required, the source of funds that may be available to Osisko, in addition to cash flows, is through the issuance of additional equity capital, borrowings or the sale of assets. There is no assurance that such funding will continue to be available to Osisko. Furthermore, even if such financing is available, there can be no assurance that it will be obtained on terms favourable to Osisko or provide Osisko with sufficient funds to meet its objectives, which may adversely affect Osisko’s business and financial condition. In addition, failure to comply with financial covenants under Osisko’s current or future debt agreements or to make scheduled payments of the principal of, or to pay interest on its indebtedness, would likely result in an event of default under the debt agreements and would allow the lenders to accelerate the debt under these agreements, which may affect the Osisko’s financial condition.

Additional financing may result in dilution

Osisko may require additional funds to further its activities. To obtain such funds, Osisko may issue additional securities including, but not limited to, Osisko Shares or some form of convertible security, the effect of which could result in a substantial dilution of the equity interests of Osisko Shareholders.

There can be no assurance that Osisko will be able to obtain adequate financing in the future or that the terms of such financing will be favourable.

Declaration and payment of dividends

Any decisions to declare and pay dividends on the Osisko Shares is, subject to the discretion of the Osisko Board, based on, among other things, Osisko’s earnings, financial requirements for Osisko’s operations, the satisfaction of applicable solvency tests for the declaration and payment of dividends and other conditions existing from time to time. As a result, no assurance can be given as to the frequency or amount of any such dividend.

Osisko may be a “passive foreign investment company,” or PFIC, under applicable U.S. income tax rules, which could result in adverse tax consequences for United States investors

If Osisko were to constitute a PFIC for any year during a U.S. holder’s holding period, then certain potentially adverse U.S. federal income tax rules would affect the U.S. federal income tax consequences to such U.S. holder resulting from the acquisition, ownership and disposition of Osisko Shares.

The U.S. Treasury Department has not issued specific guidance on how the income and assets of a non-U.S. corporation such as Osisko will be treated under the PFIC rules. Osisko believes, on a more-likely-than-not basis, that it was not a PFIC for its tax year ended December 31, 2017, and, based on its current and anticipated business activities and financial expectations, Osisko expects, on a more-likely-than-not basis, that it will not be a PFIC for its current tax year and for the foreseeable future.

The determination as to whether a corporation is, or will be, a PFIC for a particular tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations and uncertainty. In addition, there is limited authority on the application of the relevant PFIC rules to entities such as Osisko. Accordingly, there can be no assurance that the Internal Revenue Service will not challenge the views of Osisko concerning its PFIC status. In addition, whether any corporation will be a PFIC for any tax year depends on its assets and income over the course of such tax year, and, as a result, Osisko’s PFIC status for its current tax year and any future tax year cannot be predicted with certainty. Each U.S. holder should consult its own tax adviser regarding the PFIC status of Osisko.

Changes in tax legislation or accounting rules could affect the profitability of Osisko

Changes to, or differing interpretation of, taxation laws or regulations in any of Canada, Australia, Brazil, Chile, Colombia, Kenya, Macedonia, Mexico, U.S.A. or any of the countries in which Osisko’s assets or relevant contracting parties are located could result in some or all of Osisko’s profits being subject to additional taxation. No assurance can be given that new taxation rules or accounting policies will not be enacted or that existing rules will not be applied in a manner which could result in Osisko’s profits being subject to additional taxation or which could otherwise have a material adverse effect on Osisko’s profitability, results of operations, financial condition and the trading price of Osisko’s securities. In addition, the introduction of new tax rules or accounting policies, or changes to, or differing interpretations of, or application of, existing tax rules or accounting policies could make royalties, streams or other interests by Osisko less attractive to counterparties. Such changes could adversely affect Osisko’s ability to acquire new assets or make future investments.

The CRA’s recent focus on foreign income earned by Canadian companies may result in adverse tax consequences for Osisko

There has been a recent focus by the CRA on income earned by foreign subsidiaries of Canadian companies. The majority of Osisko’s offtake and stream assets are owned by and the related revenue is received by its Bermuda subsidiary. Osisko has not received any reassessment or proposal from the CRA in connection with income earned by its foreign subsidiaries. Although management believes that Osisko is in full compliance with Canadian tax law, there can be no assurance that Osisko’s structure may not be challenged in future. In the event the CRA successfully challenges Osisko’s structure, this could potentially result in additional federal and provincial taxes and penalties, which could have a material adverse effect on Osisko.

Financial Reporting Risks

Osisko is subject to risks related to financial reporting

In accordance with statutory requirements and sound management practices, Osisko issues financial statements which present its financial condition at a given date and its financial performance over a certain period. The risk of misstatement of financial or restatement of financial statements can result in significant losses to Osisko: financial losses, as a result of litigation and fines, losses in market capitalization, reputational losses. Key misstatements would include (a) fraudulent misappropriation of assets; (b) fraudulent misrepresentation of performance motivated by personal gain; and (c) inadequate estimates with an impact on valuation of assets and liabilities.

Osisko may fail to maintain the adequacy of internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act

Section 404 of the SOX requires an annual assessment by management of the effectiveness of Osisko’s internal control over financial reporting and an attestation report by Osisko’s external auditor addressing this assessment. While Osisko’s internal controls over financial reporting for its last completed financial year were effective, Osisko may in the future fail to achieve and maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, and Osisko may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404 of SOX. Osisko’s failure to satisfy the requirements of section 404 of SOX and achieve and maintain the adequacy of its internal control over financial reporting could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm Osisko’s business and negatively impact the trading price of securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm Osisko’s operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies may provide Osisko with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those currently applicable to Osisko.

No evaluation can provide complete assurance that Osisko’s internal control over financial reporting will detect or uncover all failures of persons within Osisko to disclose material information otherwise required to be reported. The effectiveness of Osisko’s controls and procedures could also be limited by simple errors or faulty judgments. In addition, should Osisko expand in the future, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that Osisko continue to improve its internal control over financial reporting. Although Osisko intends to devote substantial time and incur substantial costs, as necessary, to ensure compliance, Osisko cannot be certain that it will be successful in complying with Section 404 on an ongoing basis.

Human Resources Risks

Osisko may experience difficulty attracting and retaining qualified management to grow its business, which could have a material adverse effect on Osisko’s business and financial condition

Osisko may be dependent on the services of key executives and other highly skilled personnel focused on advancing its corporate objectives as well as the identification of new opportunities for growth and funding. The loss of these persons or its inability to attract and retain additional highly skilled employees required for its activities may have a material adverse effect on Osisko’s business and financial condition. Osisko implemented a succession plan in order to mitigate the risk of being dependent on such key management. From time to time, Osisko may also need to identify and retain additional skilled management and specialized technical personnel to efficiently operate its business.

Osisko or the companies in which Osisko holds royalties, streams offtake or other interests may remain highly dependent upon contractors and third parties in the performance of their exploration, development and operational activities. There can be no guarantee that such contractors and third parties will be available to carry out such activities on their behalf or be available upon commercially acceptable terms.

Currency Risks

Osisko’s revenue, earnings, the value of its treasury and the value it records for its assets are subject to variations in foreign exchange rates, which may adversely affect the revenue generated by the asset portfolio or cause adjustments to the recorded value of assets

Osisko’s main activities and offices are currently located in Canada and the costs associated with Osisko’s activities are in majority denominated in Canadian dollar. However, Osisko’s revenues from the sale of gold, silver or other commodities are in U.S. dollars. Osisko is subject to foreign currency fluctuations and inflationary pressures, which may have a material and adverse effect on Osisko’s profitability, results of operations and financial condition. There can be no assurance that the steps taken by management to address variations in foreign exchange rates will eliminate all adverse effects and Osisko may suffer losses due to adverse foreign currency rate fluctuations.

Financial Markets Risks

Osisko is subject to risks related to financial markets

Failure of financial markets can have a significant impact on the valuation of Osisko and its assets, and increasing financial and takeover risks.

Fluctuation in market value of Osisko Shares

The market price of the Osisko Shares is affected by many variables not directly related to the corporate performance of Osisko, including the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the securities. The effect of these and other factors on the market price of Osisko Shares in the future cannot be predicted.

Securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of Osisko include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries or asset classes. There can be no assurance that continued fluctuations in mineral prices will not occur. As a result of any of these factors, the market price of Osisko’s securities at any given time may not accurately reflect the long term value of Osisko.

Equity Price Risk and Liquidity of Investments

Osisko is exposed to equity price risk as a result of holding a portfolio of investments in publicly listed companies. Just as investing in Osisko is inherent with risks such as those set out in this Annual Information Form, by investing in these other companies, Osisko is exposed to the risks associated with owning equity securities and those risks inherent in the investee companies. Osisko may have difficulty in selling its investments in exploration and mining companies in the event such sales would be contemplated.

Legal Risks

Osisko is subject to significant governmental regulations

Osisko’s activities are subject to extensive federal, provincial and local laws and regulations governing various matters, including: environmental protection; management and use of toxic substances and explosives; management of natural resources; exploration of mineral properties; exports; price controls; taxation; labour standards and occupational health and safety, including mine safety; and historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in significant expenditures. Osisko may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of Osisko’s activities and delays in the exploration of properties.

Osisko’s business is subject to evolving corporate governance and public disclosure regulations that have increased both Osisko’s compliance costs and the risk of non compliance, which could have an adverse effect on the price of Osisko’s securities

Osisko is subject to changing rules and regulations promulgated by a number of Canadian and U.S. governmental and self-regulated organizations. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created, making compliance more difficult and uncertain. Osisko’s efforts to comply with rules and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Osisko may be subject to liability or sustain loss for certain risks and hazards against which it does not or cannot economically insure

Mining is capital intensive and subject to a number of risks and hazards, including environmental pollution, accidents or spills, industrial and transportation accidents, labour disputes, changes in the regulatory environment, natural phenomena (such as inclement weather conditions, earthquakes and encountering unusual or unexpected geological conditions. Such risk and hazards might impact the business of Osisko or of the companies in which Osisko holds royalties, streams or other interests. Consequently, many of the foregoing risks and hazards could result in damage to, or destruction of, mineral properties or future processing facilities, personal injury or death, environmental damage, delays in or interruption of or cessation of their exploration or development activities, delay in or inability to receive required regulatory approvals, or costs, monetary losses and potential legal liability and adverse governmental action. Osisko, or the companies in which Osisko holds royalties, streams or other interests, may be subject to liability or sustain loss for certain risks and hazards against which they do not or cannot insure or against which they may reasonably elect not to insure because of the cost. This lack of insurance coverage could result in material economic harm to Osisko.

There can be no assurance of title to property

There may be challenges to title to the mineral properties held by Osisko or the companies in which Osisko has royalties, streams or other interests. If there are title defects with respect to any such properties, they might be required to compensate other persons or perhaps reduce its interest in the affected property. Also, in any such case, the investigation and resolution of title issues would divert management’s time from ongoing programs.

There may be amendments to laws

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on Osisko and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Disputes may arise over the existence, validity, enforceability and geographic extent of royalties, streams or other interests

Royalties, streams and other interests are subject to title and other defects and contestation by operators of mining projects and holders of mining rights, and these risks may be difficult to identify. While Osisko seeks to confirm the existence, validity, enforceability and geographic extent of the royalties, streams and other interests it holds, there can be no assurance that disputes over these and other matters will not arise.

The properties on which Osisko holds royalties, streams or other interests or the companies in which Osisko has an equity interest may be the subject of litigation

Potential litigation may arise on a property on which Osisko holds royalties, streams or other interests (for example litigation between joint venture partners or original property owners) or with respect to a company in which Osisko holds an equity interest. As a holder of royalties, streams or other interests, Osisko will not generally have any influence on the litigation nor will it generally have access to data.

The registration of royalties, streams or other interests may not protect Osisko’s interests

The right to record or register royalties, streams or other interests in various registries or mining recorders offices may not necessarily provide any protection to Osisko. Accordingly, Osisko may be subject to risk from third parties.

Environmental risks and hazards

Osisko and the companies in which Osisko has royalties, streams or other interest are subject to environmental regulation in the jurisdictions in which they operate. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the general, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect Osisko’s operations. Environmental hazards may exist on the properties which are unknown to Osisko at present and which have been caused by previous or existing owners or operators of the properties. Reclamation costs are uncertain and planned expenditures estimated by management may differ from the actual expenditures required.

Foreign countries and regulatory requirements

Osisko and the companies in which Osisko holds royalties, streams or other interests have investments in properties and projects located in foreign countries. The carrying values of these properties and the ability to advance development plans or bring the projects to production may be adversely affected by whatever political instability and legal and economic uncertainty might exist in such countries. These risks may limit or disrupt projects, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization, expropriation or other means without fair compensation.

There can be no assurance that industries which are deemed of national or strategic importance in countries in which Osisko has assets, including mineral exploration, production and development, will not be nationalized. The risk exists that further government limitations, restrictions or requirements, not presently foreseen, will be implemented. Changes in policy that alter laws regulating the mining industry could have a material adverse effect on Osisko. There can be no assurance that Osisko’s assets in these countries will not be subject to nationalization, requisition or confiscation, whether legitimate or not, by an authority or body.

In addition, in the event of a dispute arising from foreign operations, Osisko may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. Osisko also may be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. It is not possible for Osisko to accurately predict such developments or changes in laws or policy or to the extent to which any such developments or changes may have a material adverse effect on Osisko’s operations.

Conflict of Interest Risks

Some of Osisko’s directors and officers may have conflicts of interest as a result of their involvement with other natural resource companies

Some of the persons who are directors and officers of Osisko are directors or officers of other natural resource or mining-related companies and these associations may give rise to conflicts of interest from time to time. As a result of these conflicts of interest, Osisko may miss the opportunity to participate in certain transactions, which may have a material adverse effect on Osisko’s financial position.

Merger and Acquisitions Risks

Any mergers, acquisitions or joint ventures would be accompanied by risks

Osisko may evaluate from time to time opportunities to merge, acquire and joint venture assets and businesses. Global landscape has changed for mergers and acquisitions and there are risks associated to such transactions due to liabilities and evaluations with the aggressive timelines of closing transactions from increased competition. There is also a risk that the review and examination process of a potential investment might be inadequate and cause material negative outcomes. These acquisitions may be significant in size, may change the scale of Osisko’s business and may expose it to new geographic, political, operating, financial and geological risks. Osisko’s success in its acquisition activities will depend on its ability to identify suitable acquisition candidates and partners, acquire or joint venture them on acceptable terms and integrate their operations successfully with those of Osisko. Any acquisitions would be accompanied by risks, such as the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of Osisko’s ongoing business; the inability of management to maximize the financial and strategic position of Osisko through the successful incorporation of acquired assets and businesses or joint ventures; additional expenses associated with amortization of acquired intangible assets; the maintenance of uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; dilution of Osisko’s present shareholders or of its interests in its subsidiaries or assets as a result of the issuance of shares to pay for acquisitions or the decision to grant interests to a joint venture partner; and the potential unknown liabilities associated with acquired assets and businesses. There can be no assurance that Osisko would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions or joint ventures. There may be no right for shareholders to evaluate the merits or risks of any future acquisition or joint venture undertaken except as required by applicable laws and regulations.

Mergers and acquisitions contemplated by Osisko may require third party approvals

Osisko may intend to enter into agreements to acquire royalties, streams or other interests that require the consent or approval of third parties in order to complete the contemplated acquisition. There can be no assurance that such third parties, which may include shareholders of the entity disposing of the interests, regulatory bodies or entities with an interest in the applicable property or others, will provide the required approval or consent in a timely manner, or at all. Failure to complete acquisitions may result in a material adverse effect on Osisko’s profitability, results of operation and financial condition.

Osisko faces competition and the mining industry is competitive at all of its stages

Many companies are engaged in the search for and the acquisition of royalties, streams or other interests, and there is a limited supply of desirable mineral interests. The mineral exploration business is competitive in all phases. Many companies are engaged in the acquisition of royalties, streams or other interests, including pension funds, private funds, mining companies, operators and large, established companies with substantial financial resources, operational capabilities and long earnings records. Osisko may be at a competitive disadvantage in acquiring interests in natural resource properties, whether by way of royalties, streams or other form of investment, as many competitors have greater financial resources and technical staffs. There can be no assurance that Osisko will be able to compete successfully against other companies in acquiring interests in new natural resource properties and royalties, streams or other interests. In addition, Osisko may be unable to make acquisitions at acceptable valuations and on terms it considers to be acceptable. Osisko’s inability to acquire additional royalties, streams or other interests in mineral properties may result in a material and adverse effect on Osisko’s profitability, results of operation and financial condition.

In addition, there is no assurance that a ready market will exist for the sale of commercial quantities of metals. Factors beyond the control of Osisko may affect the marketability of any substances discovered. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Osisko not receiving any future payments related to royalties, streams or other interests or losing value on its equity investments.

Fraud Risks

Osisko is subject to potential fraud and corruption

Osisko is subject to risks related to potential to gain benefits from improper transactions (purchasing, gold, payroll) and financial reporting to hide operational deficiencies or enhance remuneration. Other risks include the potential for fraud and corruption by suppliers, personnel or government officials and which may implicate Osisko, compliance with applicable anti-corruption laws, by virtue of Osisko operating in jurisdictions that may be vulnerable to the possibility of bribery, collusion, kickbacks, theft, improper commissions, facilitation payments, conflicts of interest and related party transactions and Osisko’s possible failure to identify, manage and mitigate instances of fraud, corruption, or violations of its Code of Ethics and applicable regulatory requirements.

MATERIAL MINERAL PROJECTS

The Canadian Malartic Royalty

Pursuant to the Canadian Malartic Royalty Agreement, Osisko holds in the Canadian Malartic Properties a real right in the Canadian Malartic Properties (and the associated ores, minerals and mineral resources and by-products thereof which may be extracted from the Canadian Malartic Properties) and Canadian Malartic GP has agreed to pay Osisko a royalty equal to 5% of the net smelter return (as defined in the Canadian Malartic Royalty Agreement) from production of metals, ores and other materials recovered from the Canadian Malartic Properties (the “Canadian Malartic Royalty”). The term of the Canadian Malartic Royalty Agreement is perpetual.

For a description of the Canadian Malartic Properties, see “Schedule B - Technical Information underlying the Canadian Malartic Properties”.

Prior to the commencement of each fiscal year, Osisko may elect to receive payment of the Canadian Malartic Royalty for such fiscal year to the extent relating to gold and silver as an in-kind credit. If Osisko has elected to receive the in-kind royalty, where precious metals are shipped in the form of dore, Osisko’s account shall be credited with 5% of the refined gold and 5% of the refined silver credited as soon as practicable and in any event no later than five (5) business days after the refined gold or refined silver is credited, subject to further adjustment. Since 2014, Osisko has elected to receive the Canadian Malartic Royalty in-kind. The Canadian Malartic Royalty is payable quarterly and all payments pursuant to the Canadian Malartic Royalty to be paid in cash must be paid in United States dollars.

Osisko has the right to inspect the Canadian Malartic Properties and to inspect and audit books and records upon 20 days’ prior notice to Canadian Malartic GP. Canadian Malartic GP is required to deliver to Osisko an annual forecast report.

If Canadian Malartic GP intends to abandon any portion of the Canadian Malartic Properties, Osisko can elect to have such portion conveyed to it, subject to the satisfaction of certain conditions.

Canadian Malartic GP is required to pay Osisko a C$0.40 per tonne milling fee in respect of ore milled at the Canadian Malartic Properties after June 16, 2021 that is not produced from the Canadian Malartic Properties provided no fee is payable in respect of any tonnes of ore milled in excess of 65,000 tpd.

Osisko may assign all of its rights in the Canadian Malartic Royalty without the prior consent of Canadian Malartic GP. Canadian Malartic GP may not assign or otherwise convey the Canadian Malartic Properties unless certain conditions are satisfied.

A deed of hypothec was entered into in order to hypothecate the Canadian Malartic Properties in favour of Osisko and securing payment of the Canadian Malartic Royalty subject to certain terms and conditions. The hypothec is first-ranking subject to, among other things, security existing at the time of execution of the Canadian Malartic Royalty Agreement. The Canadian Malartic Royalty Agreement has been published at the Québec Public Register of Real and Immovable Mining Rights.

The Éléonore Royalty

Pursuant to the terms of the Éléonore Royalty Agreement, Osisko holds a perpetual sliding-scale production royalty calculated on the NSR from all production from the Éléonore Mine (the “Éléonore Royalty”).

For a description of the Éléonore Mine, see “Schedule C - Technical Information underlying the Éléonore Mine”.

The percentage applicable for gold is (a) set at 2.0% on the first three million ounces of gold; (b) increases by 0.25% per million ounces thereafter; (c) is subject to a 10% increase if the spot gold price is above US$500 per ounce; and (d) will not be higher than 3.5% .

Royalty Percentage Relative to the Total Ounces of Gold Produced from the Éléonore Mine
Royalty Percentage	Gold Ounces Produced from the Éléonore Mine
2.0%	On the first three (3) million ounces
2.25%	On the cumulative ounces produced between 3 million ounces and 4 million ounces
+ 0.25%	For every additional million ounces of gold produced above 4 million ounces
Royalty Percentage Relative to the Price of Gold
The applicable Royalty Percentage less 10% of applicable Royalty Percentage	If price of gold less than or equal to US$350 / ounce
The applicable Royalty Percentage less 5% of applicable Royalty Percentage	If price of gold greater than US$350 / ounce but less than or equal to US$400 / ounce
The applicable Royalty Percentage	If price of gold greater than US$400 / ounce but less than or equal to US$450 / ounce
The applicable Royalty Percentage plus 5% of applicable Royalty Percentage	If price of gold greater than US$450 / ounce but less than or equal to US$500 / ounce
The applicable Royalty Percentage plus 10% of applicable Royalty Percentage	If price of gold greater than US$500 / ounce

The aggregate production royalty in respect of all precious metals other than gold is 2% NSR. The aggregate production royalty in respect of other minerals is 2% NSR.

All cash payments pursuant to the Éléonore Royalty Agreement must be paid in United States dollars. Osisko may elect to receive payment of the Éléonore Royalty on precious metals as an in-kind credit. For 2015, 2016 and 2017, Osisko has elected to receive the Éléonore Royalty in-kind.

Osisko may not assign all of its rights in the Éléonore Royalty unless certain conditions are satisfied.

A deed of hypothec was entered into hypothecating the Éléonore Mine (including the land, the buildings that are or will be erected thereon, and the property that is or will be, by accession or otherwise, incorporated into, united with, or attached or joined to the immovable) and securing payment of the Éléonore Royalty, subject to certain terms and conditions.

The Renard Stream

Stornoway’s Renard Diamond Mine is Québec's first and Canada’s sixth producing diamond mine. It is located approximately 250 km north of the Cree community of Mistissini and 350 km north of Chibougamau in the James Bay region of north-central Québec. Construction on the project commenced on July 10, 2014, and commercial production was declared on January 1, 2017.

For a description of the Renard Diamond Mine, see “Schedule D - Technical Information underlying the Renard Diamond Mine”.

The following is a summary of the material terms of the Renard Streaming Agreement for the Forward Sale of Diamonds:

•

The term of the Renard Streaming Agreement for the Forward Sale of Diamonds is until July 8, 2054, with automatic renewals for additional terms of 10 years each, subject to the Renard Buyers' right to terminate.

•

Under the terms of the Renard Streaming Agreement for the Forward Sale of Diamonds, FCDC sold a 20% undivided interest (in a proportion of 9.6% to Orion Stream I, 4% to CDPQ, 4% to BTO Shine L.P. and 2.4% to other purchasers) (the “Subject Diamonds Interest”) in each Subject Diamond.

•

The Renard Buyers were required under the Renard Streaming Agreement for the Forward Sale of Diamonds to make certain up-front payments to FCDC, representing prepayment of a portion of the purchase price payable for the Subject Diamonds Interest, in an aggregate amount of the Renard Deposit, disbursed in three installments as follows: (a) a first installment of US$80 million, which was paid on March 31, 2015; (b) a second installment of US$80 million, which was paid on September 30, 2015; and (c) a third installment of US$90 million, which was paid on March 30, 2016. The Renard Deposit provides a partial offset against the purchase price for the Subject Diamonds Interest, as described below.

•

The purchase price for the Subject Diamonds Interest in each Subject Diamond is: (a) until the Renard Deposit has been fully offset, equal to the Gross Proceeds payable by payment of the Per Carat Cash Price in cash, with any amount by which the Gross Proceeds exceeds the Per Carat Cash Price being offset against the Renard Deposit, and (b) once the Renard Deposit has been fully offset, equal to the Per Carat Cash Price.

•

Marketing expenses associated with the sale of the Subject Diamonds Interest in each Subject Diamond are borne by the Renard Buyers; provided that such expenses do not exceed 3% of the Gross Proceeds from the sale of each Subject Diamond Interest in the Subject Diamonds. Such expenses are deducted from the Gross Proceeds transferred to the Renard Buyers upon the sale of each Subject Diamond.

The Mantos Stream

On September 11, 2015, Mantos, as seller and TitheCo, as purchaser, entered into the Mantos Stream Agreement, which was subsequently amended and restated on March 9, 2016 and on July 31, 2017.

The following is a summary of the material terms of the Mantos Stream Agreement:

•	The term of the Mantos Stream Agreement will be for the life of mine.

•	Stream percentage, subject to reduction, of 100% of payable silver from the Mantos Blancos Mine until 19,300,000 ounces have been delivered, after which the stream percentage will be 30%.

•	The purchase price for silver under the Mantos Stream Agreement is the Mantos Silver Purchase Price for each ounce of refined silver sold and delivered and/or credited by Mantos to OBL .

•

In respect of any month, OBL may elect, on 30 days’ prior notice to Mantos, to reduce (a) the designated percentage of payable silver from 100% to 75%, and (b) the Mantos Silver Purchase Price to US$0.

•

Provided that no less than 1,990,000 ounces of refined silver has been delivered/credited by Mantos to OBL, Mantos may elect to reduce the amount of refined silver to be delivered and sold to OBL by 50%, in which case Mantos shall make a cash payment of US$70 million to OBL.

•	TitheCo (now OBL) made cash deposits in two installments, in the aggregate amount of US$82.5 in October 2015.

•

OBL has a right of first refusal in respect of a sale or disposal by Mantos of any royalty, stream, participation or production interest in gold at the Mantos Blancos Mine or the Mantoverde mine prior to June 30, 2018. In the event that any interest in the Mantoverde mine or project is transferred by Mantos to a third party, then before the time of such transfer, the third party shall enter into a binding agreement with OBL offering OBL a right of first refusal on the terms set out in the Mantos Stream Agreement of any gold interest in relation to the Mantoverde mine or project.

The Brucejack Stream

The following is a summary of the material terms of the Brucejack Stream Agreement:

•	The term of the Brucejack Stream Agreement is the earlier of (i) the date on which Pretium Exploration has sold to OBL and BTO the Aggregate Gold Quantity and the Aggregate Silver Quantity, and (ii) September 15, 2055.

•	A deposit of US$150 million (US$75 million from Orion Stream II (now OBL) and US$75 million from BTO) was advanced at closing as prepayment. The Refined Precious Metals will be reduced by the aggregate ounces of Refined Precious Metals sold and delivered prior to the applicable delivery start date.

•	If Pretium Exploration exercises the 2018 Stream Option, the Designated Metal Percentage will be 3% and if Pretium Exploration exercises the 2019 Stream Option, it will be 4%.

•	Pretium Exploration may elect to repurchase all or a portion of the Refined Precious Metals stream by one of the following options:

•	On December 31, 2018, Pretium Exploration can elect to exercise the 2018 Non- Stream Option or the 2018 Stream Option; or

•	On December 31, 2019, Pretium Exploration can elect to exercise the 2019 Non- Stream Option or the 2019 Stream Option.

•

If Pretium Exploration does not exercise the right to reduce or repurchase the Refined Precious Metals stream by December 31, 2019, US$20 million will be payable to OBL and BTO and an 8% stream will apply to the Refined Precious Metals beginning January 1, 2020, with payment of US$400 per ounce of gold and US$4.00 per ounce of silver. If the market price of gold is greater than US$400 per ounce, the excess will decrease the deposit until it has been reduced to nil.

•

Subject to certain exceptions, the Brucejack Stream Agreement contains restrictions on the transfer of production and transfers of property and assets. The Brucejack Stream Agreement also contains a general prohibition regarding changes of control of Pretium Resources or any of its subsidiaries. The Brucejack Stream Agreement does not prohibit a transfer or change of control of Pretium Resources or any of its subsidiaries if a Triggering Event occurs or is agreed to prior to the earlier of (i) January 1, 2020; and (ii) the date the deposit is reduced to nil, and Pretium Exploration exercises the Purchase Right in exchange for consideration equal to the Triggering Event Amount. If a Triggering Event occurs and Pretium Exploration has not exercised the Purchase Right, OBL and BTO shall have the right at such time to require Pretium Exploration to purchase the Brucejack Stream Agreement in exchange for consideration equal to the Triggering Event Amount. Once the deposit is reduced to nil, there will be no consequences of a change of control of Pretium Resources.

OBL and BTO have, as security for the payment of all of the stream obligations, a second ranking security interest over all of the presently held and future acquired property (subject only to permitted encumbrances). After the deposit has been reduced to nil, the security provided by Pretium Resources and 0890696 B.C. Ltd. will be released and discharged.

Following payment and performance in full of its obligations under the Brucejack Stream Agreement, OBL and BTO’s agent (being OBL) will promptly, at the request, cost and expense of Pretium Exploration, direct the collateral agent to release and discharge the right and interest of OBL and BTO in the collateral.

DIVIDENDS

Dividend Program and Dividend Payments

On November 17, 2014, Osisko announced the initiation of a quarterly dividend program. Since the initiation of the program, Osisko declared dividends for the following quarters:

					Dividend
	Dividend			Dividend	Reinvestment
Declaration date	per share	Record date	Payment date	payable	Plan(ii)
	$			$

November 16, 2014(i)	0.03	December 31, 2014	January 15, 2015	1,551,000	-
	0.03			1,551,000	-

February 19, 2015(i)	0.03	March 31, 2015	April 15, 2015	2,782,000	-
May 14, 2015	0.03	June 30, 2015	July 15, 2015	2,834,000	-
August 5, 2015	0.03	September 30, 2015	October 15, 2015	2,830,000	5,430,858
November 4, 2015	0.04	December 31, 2015	January 15, 2016	3,783,000	7,712,746
	0.13			12,229,000

February 16, 2016	0.04	March 31, 2016	April 15, 2016	4,248,000	7,144,004
May 4, 2016	0.04	June 30, 2016	July 15, 2016	4,259,000	11,594,125
August 4, 2016	0.04	September 30, 2016	October 14, 2016	4,264,000	4,460,148
November 9, 2016	0.04	December 31, 2016	January 16, 2017	4,266,000	4,591,999
	0.16			17,037,000

March 15, 2017	0.04	March 31, 2017	April 17, 2017	4,265,000	8,024,301
May 4, 2017	0.04	June 30, 2017	July 17, 2017	4,270,000	13,498,789
August 3, 2017	0.05	September 30, 2017	October 16, 2017	7,850,000	5,683,585
November 7, 2017	0.05	December 29, 2017	January 15, 2018	7,890,000	6,863,864
	0.18			24,275,000

February 16, 2018	0.05	March 30, 2018	April 16, 2018	tbd(iii)	tbd(iii)
	0.05

(i)	The 1.2 million common shares that were held in escrow prior to June 30, 2015 were not eligible to the dividend.
(ii)	Number of common shares held by shareholders participating to the Dividend Reinvestment Plan described below.
(iii)	To be determined (“tbd”) on March 30, 2018 based on the number of shares outstanding and the number of shares participating in the Dividend Reinvestment Plan on the record date.

Dividend Reinvestment Plan

In 2015, Osisko implemented the Dividend Reinvestment Plan. The Dividend Reinvestment Plan allows Canadian shareholders and U.S. shareholders (commencing with the dividend paid on October 16, 2017 for U.S. shareholders) to reinvest their cash dividends into additional Osisko shares either purchased on the open market through the facilities of the TSX or the NYSE, or issued directly from treasury by Osisko, or acquired by a combination thereof. In the case of a treasury issuance, the price will be the weighted average price of the Osisko Shares on the TSX or the NYSE during the five (5) trading days immediately preceding the dividend payment date, less a discount, if any, of up to 5%, at Osisko’s sole election. No commissions, service charges or brokerage fees are payable by shareholders who elect to participate in the Dividend Reinvestment Plan.

As at December 31, 2017, the holders of 6,863,864 Osisko Shares had elected to participate in the Dividend Reinvestment Plan. During the year ended December 31, 2017, Osisko issued 88,536 Osisko Shares under the Dividend Reinvestment Plan, at a discount rate of 3%. On January 17, 2018, 24,513 Osisko Shares were issued under the Dividend Reinvestment Plan at a discount rate of 3%.

DESCRIPTION OF CAPITAL STRUCTURE

Osisko Shares

Osisko is authorized to issue an unlimited number of Osisko Shares without nominal or par value.

Subject to the rights and restrictions attaching to the Osisko Preferred Shares issuable in series and to the terms of an amended and restated shareholder rights plan dated May 4, 2017, the rights, privileges, conditions and restrictions attaching to the Osisko Shares, as a class, are equal in all respects and include the following rights.

Dividends

Subject to the rights and restrictions attaching to any series of Osisko Preferred Shares, the holders of the Osisko Shares shall have the right to receive, if, as and when declared by the Osisko Board, any dividend on such dates and for such amounts as the Osisko Board may from time to time determine.

Participation in case of Dissolution or Liquidation

Subject to the rights and restrictions attaching to any series of Osisko Preferred Shares, the holders of the Osisko Shares shall have the right, upon the liquidation, dissolution or winding-up of Osisko, to receive the remaining property of Osisko.

Right to Vote

The holders of the Osisko Shares shall have the right to one (1) vote at any meeting of the shareholders of Osisko, except meetings at which only holders of any series of Osisko Preferred Shares are entitled to vote.

As at March 27, 2018, 156,225,706 Osisko Shares were issued and outstanding.

Osisko Preferred Shares

The rights and restrictions attached to the preferred shares of Osisko issuable in series (the “Osisko Preferred Shares”) are as follows.

Issuance in Series

The Osisko Preferred Shares may be issued in one or more series and subject as hereinafter provided and subject to the provisions of the QBCA, the Osisko Board shall determine, by resolution, before the issue of each series, the designation, rights and restrictions to be attached thereto, including, but without in any way limiting or restricting the generality of the foregoing: (a) the right, as the case may be, to receive dividends, the form of payment of dividends, the rate or amount or method of calculation of dividends, whether cumulative or non-cumulative, the date or dates and places of payment and the date or dates from which such dividends shall accrue or become payable; (b) the rights and/or obligations, if any, of Osisko or of the holders thereof with respect to the purchase or redemption of the Osisko Preferred Shares and the consideration for and the terms and conditions of any such purchase or redemption; (c) the conversion or exchange rights, if any, and the conditions attaching thereto; (d) the restrictions, if any, as to the payment of dividends on shares of Osisko ranking junior to the Osisko Preferred Shares; and (e) any other provisions deemed expedient by the directors, the whole subject to the issuance of a Certificate of Amendment setting forth the number and the designation, as well as the rights and restrictions to be attached to the Osisko Preferred Shares of such series.

Dividends

The Osisko Preferred Shares shall, with respect to the payment of dividends, be entitled to preference over any other class of shares of Osisko ranking junior to the Osisko Preferred Shares, and no dividends shall at any time be declared or paid or set apart for payment on any other shares of Osisko ranking junior to the Osisko Preferred Shares, nor shall Osisko call for redemption or purchase for cancellation any of the Osisko Preferred Shares unless at the date of such declaration, payment, setting apart for payment or call for redemption or purchase, as the case may be, all cumulative dividends up to and including the dividend payment for the last completed period for which such cumulative dividends shall be payable shall have been declared and paid or set apart for payment in respect of each series of cumulative Osisko Preferred Shares then issued and outstanding and the non-cumulative dividend payment for the then current fiscal year and any declared and unpaid non-cumulative dividends shall have been paid or set apart for payment in respect of each series of non-cumulative Osisko Preferred Shares then issued and outstanding.

Liquidation or Dissolution

In the event of the liquidation, dissolution or winding-up of Osisko or other distribution of assets of Osisko among shareholders for the purpose of winding-up its affairs, the holders of the Osisko Preferred Shares shall be entitled to receive, before any amount shall be paid to, or any property or assets of Osisko distributed among the holders of the Osisko Shares or of shares of any other class of shares of Osisko ranking junior to the Osisko Preferred Shares, and to the extent provided for with respect to each series, the amount of the consideration received by Osisko for such Osisko Preferred Shares, such premiums, if any, as has been provided for with respect to such series together with, in the case of cumulative Osisko Preferred Shares, all unpaid accrued dividends (which for such purpose shall be calculated as if such cumulative dividends were accruing from day to day for the period from the latest of the following dates, namely (a) the date fixed by the Osisko Board at the time of allotment and issue of such shares or if such date is not fixed, the date of their allotment and issue, or (b) the date of expiration of the last period for which cumulative dividends have been paid, up to and including the date of distribution) and, in the case of non-cumulative Osisko Preferred Shares, all declared and unpaid dividends. After payment to the holders of the Osisko Preferred Shares of the amounts so payable to them, they shall not be entitled to share in any further distribution of the property or assets of Osisko.

Equal Rank of All Series

The Osisko Preferred Shares of each series shall rank pari passu with the Osisko Preferred Shares of every other series with respect to the payment of dividends, as the case may be, and the distribution of assets in the event of the liquidation, dissolution or winding-up of Osisko, whether voluntary or involuntary, provided, however, that in the event of there being insufficient assets to satisfy in full the repayment of all moneys owing to the holders of Osisko Preferred Shares, such assets shall be applied rateably to the repayment of the amount paid up on such Osisko Preferred Shares and, then, to the payment of all unpaid accrued cumulative dividends, whether declared or not, and all declared and unpaid non-cumulative dividends.

Voting Rights

Subject to the provisions of the QBCA and, except as otherwise expressly provided herein, the holders of any series of the Osisko Preferred Shares shall not, as such, have any voting rights for the election of directors or for any other purpose nor shall they be entitled to receive notice of or to attend shareholders’ meetings.

Amendments

As long as any of the Osisko Preferred Shares are outstanding, Osisko may not, except with the approval of the holders of the Osisko Preferred Shares hereinafter specified and after having complied with the relevant provisions of the QBCA, create any other shares ranking in priority to or pari passu with the Osisko Preferred Shares, voluntarily liquidate or dissolve Osisko or effect any reduction of capital involving a distribution of assets on other shares of its share capital or repeal, amend or otherwise alter any of the provisions relating to the Osisko Preferred Shares as a class.

Any approval of the holders of the Osisko Preferred Shares as aforesaid shall be deemed to have been sufficiently given if contained in a resolution adopted by a majority of not less than 2/3 of the votes cast by the shareholders who voted in respect of that resolution at a meeting of the holders of the Osisko Preferred Shares duly called and held for that purpose, at which meeting such holders shall have one vote for each Osisko Preferred Share held by them respectively, or in an instrument signed by all the holders of the then outstanding Osisko Preferred Shares.

If an amendment as hereinabove provided especially affects the rights of the holders of Osisko Preferred Shares of any series in a manner or to an extent different from that in or to which the rights of the holders of Osisko Preferred Shares of any other series are affected, then such amendment shall, in addition to being approved by the holders of the Osisko Preferred Shares voting separately as a class, be approved by the holders of the Osisko Preferred Shares of such series, voting separately as a series, and the provisions of this paragraph shall apply, mutatis mutandis, with respect to the giving of such approval.

As of March 27, 2018, no Osisko Preferred Shares were issued and outstanding.

Warrants

In connection with a $200 million bought deal private placement, Osisko issued, on March 5, 2015, 5,480,000 common share purchase warrants entitling the holder thereof to purchase one (1) Osisko Share at a price of $36.50 per Osisko Share, until March 5, 2022. These warrants are listed on the TSX under the ticker symbol “OR.WT”.

In connection with a $173 million bought deal public offering by way of a short form prospectus which closed on February 26, 2016, Osisko issued 6,450,000 warrants entitling the holder thereof to purchase one (1) Osisko Share at a price of $19.08 per Osisko Share, until expiry of the warrants on February 26, 2019. These warrants are listed on the TSX under the ticker symbol “OR.WT.A”.

Debentures

On November 3, 2017, Osisko closed a “bought deal” offering of Debentures in an aggregate principal amount of $300 million.

The Debentures bear interest at a rate of 4.00% per annum, payable semi-annually on June 30 and December 31 each year, commencing on June 30, 2018. The Debentures will be convertible at the holder’s option into Osisko Shares at a conversion price equal to $22.89 per Common Share (representing a conversion rate of 43.6872 Osisko Shares per $1,000 principal amount of Debentures). The Debentures will mature on December 31, 2022 and may be redeemed by Osisko, in certain circumstances, on or after December 31, 2020. The Debentures are listed and posted for trading on the TSX under the symbol “OR.DB”.

MARKET FOR SECURITIES

Trading Price and Volume

Osisko Shares

The Osisko Shares are currently listed on the TSX and on the NYSE under the symbol “OR”. The following table sets forth the price range and trading volume for the Osisko Shares on the TSX and the NYSE, for the periods indicated.

	TSX			NYSE
	High	Low	Volume	High	Low	Volume
	(C$)	(C$)	(#)	(US$)	($US)	(#)
2017
January	14.46	12.97	10,921,647	11.07	9.64	4,727,049
February	15.90	14.12	10,137,946	12.07	10.76	5,386,379
March	15.46	13.81	17,208,280	11.64	10.315	14,301,235
April	15.46	13.89	9,036,198	11.54	10.19	14,281,930
May	15.58	13.78	9,601,610	11.88	10.02	17,816,192
June	17.38	14.06	15,809,574	12.89	10.41	29,232,497
July	16.25	15.33	5,763,596	13.01	11.81	8,553,927
August	17.58	15.57	6,326,852	14.04	12.20	10,972,457
September	17.55	15.98	9,790,719	14.39	12.81	15,999,741
October	16.65	15.85	4,882,533	13.35	12.285	8,666,482
November	16.46	15.055	6,040,012	12.78	11.67	9,299,127
December	15.23	13.86	6,239,083	11.99	10.76	11,484,969
2018
January	15.17	13.55	11,682,734	12.10	10.90	13,702,823
February	14.08	12.00	10,550,537	11.45	9.51	14,528,834
March(1)	13.11	12.18	6,913,365	10.17	9.38	12,958,056

(1)	Up to and including March 27, 2018.

The closing price of the Osisko Shares on the TSX on March 27, 2018 was $12.41. The closing price of the Osisko Shares on the NYSE on March 27, 2018 was US$9.65.

Warrants

Osisko has two series of warrants currently listed on the TSX under the symbol “OR.WT” and “OR.WT.A”. The following table sets forth the price range and trading volume for the warrants on the TSX, for the periods indicated.

		OR.WT			OR.WTA
	High	Low	Volume	High	Low	Volume
	(C$)	(C$)	(#)	(C$)	(C$)	(#)
2017
January	3.14	2.62	58,494	2.40	2.05	368,225
February	3.22	2.55	42,100	2.57	1.90	153,025
March	3.15	2.70	81,095	2.35	1.80	54,600
April	2.80	2.45	57,164	2.30	1.77	47,250
May	2.70	2.35	29,500	2.15	1.70	44,850
June	2.88	2.40	42,740	2.96	1.82	146,552
July	2.93	2.55	21,475	2.85	2.40	20,150
August	3.09	2.71	191,199	3.13	2.42	73,550
September	3.19	2.65	68,855	3.23	2.25	86,000
October	2.75	2.50	27,300	2.65	2.22	58,350
November	2.65	2.25	31,010	2.20	1.85	23,057
December	2.40	2.00	42,000	1.90	1.18	151,513
2018
January	2.40	2.06	36,000	1.46	0.95	153,530
February	2.20	1.75	30,983	1.05	0.53	188,689
March(1)	1.73	1.51	18,260	0.75	0.55	55,503

(1)	Up to and including March 27, 2018 ..

The closing prices of the warrants “OR.WT” and “OR.WT.A” on the TSX on March 27, 2018 were respectively $1.58 and $0.62.

Debentures

The Debentures are listed on the TSX under the symbol “OR.DB” since November 3, 2017.

	OR.DB
	High	Low	Volume
	(C$)	(C$)	(#)
2017
November	105.25	104.00	560,395
December	104.50	102.80	90,220
2018
January	105.00	102.00	1,305,800
February	103.50	99.50	176,520
March(1)	101.00	98.50	60,990

(1)	Up to and including March 27, 2018.

The closing price of the Debentures on the TSX on March 27, 2018 was $98.75.

Prior Sales - Securities Not Listed or Quoted on a Marketplace

The only securities of Osisko that are outstanding but not listed or quoted on a marketplace are the RQ Debenture, the Osisko Options and the Replacement Osisko Options.

RQ Debenture

On February 12, 2016, Ressources Québec, a wholly-owned subsidiary of Investissement Québec, subscribed to the RQ Debenture. Ressources Québec will be entitled, at its option, to convert the RQ Debenture into Osisko Shares at a price of $19.08 per Osisko Share at any time during its term.

Options

The following table sets forth the number of options granted during the most recently completed financial year, the date of grant and the exercise price thereof.

Date of Grant	Number of Options	Exercise Price Per Option
March 20, 2017	36,600	$14.78
June 7, 2017	726,800	$16.66

DIRECTORS AND OFFICERS

Name, Address, Occupation and Security Holdings

The following table sets out the Osisko directors and officers, together with their province or state and country of residence, positions and offices held, principal occupations during the last five years, the years in which they were first appointed as directors and/or officers of Osisko and the number of Osisko Shares, Osisko RSUs, Osisko DSUs, Osisko Options, Warrants, Debentures and Replacement Osisko Options beneficially owned, directly or indirectly, or over which control or direction is exercised by them, as of the date of this Annual Information Form.

Name and place of residence	Principal occupations during the last five (5) years(5)	Director and/or Officer since	Securities of Osisko beneficially owned

Sean Roosen(4) Québec, Canada Chair and Chief Executive Officer	Chair and Chief Executive Officer of Osisko; prior to June 2014, President and Chief Executive Officer of Osisko Mining Corporation.	2014	426,187 Osisko Shares 112,494 Osisko RSUs 585,000 Osisko Options
Joanne Ferstman(1,3) Ontario, Canada Lead Director	Chartered Professional Accountant and Corporate Director; Prior to June 2012, President and Chief Executive Officer of Dundee Capital Markets Inc., an investment dealer; prior to January 2011, Vice-Chair and Head of Capital Markets of DundeeWealth Inc., a wealth management company.	2014	14,500 Osisko Shares 54,628 Osisko DSUs 2,500 Osisko Warrants $100,000 Osisko Debentures
Françoise Bertrand(3,4) Québec, Canada Director	Currently serves as chair of the boards of directors of Proaction International and Via Rail Canada. Former President and Chief Executive Officer of the Fédération des chambres de commerce du Québec (FCCQ) and director of numerous boards of profit and non-profit organizations; former Chair of Canadian Radio-television and Telecommunications Commission (CRTC).	2014	1,200 Osisko Shares 36,179 Osisko DSUs
Victor H. Bradley(1,3) Monte Carlo, Monaco Director	Chartered Professional Accountant and Corporate Director; Chair of Osisko Mining Corporation prior to June 2014.	2014	3,000 Osisko Shares 36,385 Osisko DSUs
John F. Burzynski(4,5) Ontario, Canada Director	President and Chief Executive Officer of Osisko Mining; prior to August 2016, Senior Vice President, New Business Development of Osisko; prior to June 2014, Vice President, Business Development of Osisko Mining Corporation.	2014	18,805 Osisko Shares 16,796 Osisko RSUs 7,265 Osisko DSUs 266,533 Osisko Options 5,000 Osisko Warrants
Pierre Chenard(2) Québec, Canada Director	Vice President, Business Development and General Counsel, Aluminium at Rio Tinto.	2017	12,379 Osisko DSUs
Bryan A. Coates Québec, Canada President	President of Osisko; prior to June 2014, Vice President, Finance and Chief Financial Officer of Osisko Mining Corporation.	2014	126,128 Osisko Shares 101,677 Osisko RSUs 478,500 Osisko Options 5,000 Osisko Warrants $410,000 Osisko Debentures
Christopher C. Curfman(2,4) Illinois, United States of America Director	Former Senior Vice President of Caterpillar Inc. and former President of Caterpillar Global Mining.	2016	5,500 Osisko Shares 19,708 Osisko DSUs
Joseph de la Plante Québec, Canada Vice President, Corporate Development	Vice President, Corporate Development of Osisko; Senior Advisor, Investment and Corporate Development of Osisko Mining Corporation from November 2010 to June 2014; Analyst in the Global Metals & Mining Investment Banking Group at BMO Capital Markets prior to that.	2014	4,888 Osisko Shares 44,254 Osisko RSUs 229,200 Osisko Options $25,000 Osisko Debentures

Name and place of residence	Principal occupations during the last five (5) years(5)	Director and/or Officer since	Securities of Osisko beneficially owned
André Gaumond(4,5) Québec, Canada Director	While he retired from his executive position in November 2016 he remains a member of the Board of Directors; Senior Vice President, Northern Development of Osisko prior to November 2016; President and Chief Executive Officer of Virginia prior to February 2015.	2015	700,634 Osisko Shares 26,310 Osisko RSUs 7,265 Osisko DSUs 87,345 Replacement Osisko Options 148,300 Osisko Options $200,000 Osisko Debentures
Pierre Labbé(1,2) Québec, Canada Director	Chief Financial Officer of Immunovaccine Inc.; from April 2015 to March 2017, Vice President, Chief Financial Officer and Secretary of Leddartech Inc.; from October 2013 to April 2015, Vice President and Chief Financial Officer of Québec Port Authority and prior to October 2013, Vice President and Chief Financial Officer of Medicago Inc.	2015	6,145 Osisko Shares 26,518 Osisko DSUs 14,524 Replacement Osisko Options 1,000 Osisko Warrants $25,000 Osisko Debentures
André Le Bel Québec, Canada Vice President, Legal Affairs and Corporate Secretary	Vice President, Legal Affairs and Corporate Secretary of Osisko; prior to June 2014, Vice President, Legal Affairs and Corporate Secretary of Osisko Mining Corporation.	2015	37,933 Osisko Shares 66,076 Osisko RSUs 194,600 Osisko Options $25,000 Osisko Debentures
Oskar Lewnowski New York, United States of America Director	Founder and Chief Investment Officer of Orion Resource Partners.	2017	12,379 Osisko DSUs
Luc Lessard Québec, Canada Senior Vice President, Technical Services	Senior Vice President, Technical Services of Osisko; President and Chief Executive Officer of Falco; prior to June 16, 2014, Chief Operating Officer of the Canadian Malartic Partnership (owned jointly by Agnico and Yamana) and Chief Operating Officer and Senior Vice-President of Osisko Mining Corporation.	2015	27,669 Osisko Shares 91,285 Osisko RSUs 192,300 Osisko Options
Elif Lévesque Québec, Canada Chief Financial Officer and Vice President, Finance	Chief Financial Officer and Vice President, Finance of Osisko; prior to June 16, 2014, Vice President and Controller of Osisko Mining Corporation.	2014	8,069 Osisko Shares 70,243 Osisko RSUs 329,900 Osisko Options $50,000 Osisko Debentures
Vincent Metcalfe Québec, Canada Vice President, Investor Relations	Vice President, Investor Relations of Osisko; Chief Financial Officer of Falco; prior to November 2016, Director of Evaluation of Osisko; prior to January 2015, Investment Banker with Desjardins Securities.	2016	4,665 Osisko Shares 36,225 Osisko RSUs 71,800 Osisko Options $30,000 Osisko Debentures
Charles E. Page(2,3,5) Ontario, Canada Director	Corporate Director and Professional Geologist; Former director of Osisko Mining Corporation; President and Chief Executive Officer of Queenston Mining Inc. prior to its acquisition by Osisko Mining Corporation.	2014	55,215 Osisko Shares 36,385 Osisko DSUs
Jacques Perron(1,2) Colorado, United States of America Director	Director of Centerra Gold since October 2016; former Chief Executive Officer of Thompson Creek Metals Company Inc. from 2013 to 2016; President and Chief Executive Officer of St-Andrew Goldfields from 2007 to 2013.	2016	11,590 Osisko Shares 18,246 Osisko DSUs

Name and place of residence	Principal occupations during the last five (5) years(5)	Director and/or Officer since	Securities of Osisko beneficially owned
Frédéric Ruel Québec, Canada Vice President and Corporate Controller	Vice President, Corporate Controller of Osisko and Falco; from January 2015 to November 2016, Corporate Controller of Osisko; from May 2015 to November 2016, Corporate Controller of Falco; from January 2011 to June 2014, Director, Corporate Reporting of Osisko Mining Corporation and of Canadian Malartic GP from June 2014 to November 2014.	2016	3,688 Osisko Shares 39,477 Osisko RSUs 105,700 Osisko Options $50,000 Osisko Debentures

(1)	Member of the Osisko Audit Committee.
(2)	Member of the Osisko Governance and Nomination Committee.
(3)	Member of the Osisko Human Resources Committee.
(4)	Member of the Sustainability Committee.
(5)	Member of the Investment Committee.
(6)	The information as to principal occupations has been furnished by each director and/or officer individually.

Biographic Notes

Sean Roosen, Chair of the Board of Directors and Chief Executive Officer

Mr. Sean Roosen is Chair of the Osisko Board and Chief Executive Officer of Osisko since June 2014. Prior to this, Mr. Roosen was the President and Chief Executive Officer of Osisko Mining Corporation. He led the transition of Osisko Mining Corporation from a junior exploration company to a leading intermediate gold producer. He was responsible for leading the strategic development of Osisko Mining Corporation and was instrumental in securing the necessary financing to fund the development of the $1 billion Canadian Malartic Mine. Mr. Roosen is an active participant in the resource sector and in the formation of new companies to explore for mineral deposits both in Canada and internationally. During 2017, Mr. Roosen received an award from Mines and Money Americas for best Chief Executive Officer in North America and was in addition named in the “Top 20 Most Influential Individuals in Global Mining”. In prior years, he has been recognized by several organizations for his entrepreneurial successes and his leadership in innovative sustainability practices. Mr. Roosen is a Supervisory Board member of EurAsia Resource Holdings AG, a European based resource venture capital fund and a director of EurAsia Resource Value SE and is a member of the board of directors of Condor Petroleum Inc. Mr. Roosen also serves on the board of directors of: Barkerville (Chair), Dalradian Resources Inc., Falco (Chair) and Osisko Mining (Chair) as a representative of Osisko. Mr. Roosen is a graduate of the Haileybury School of Mines.

Joanne Ferstman, CPA, CA, Independent Lead Director

Ms. Joanne Ferstman is a corporate director, sitting on a number of public company boards. From 2013 to 2014, Ms. Ferstman was a Director of Osisko Mining Corporation. Ms. Ferstman was until June 2012 the President and Chief Executive Officer of Dundee Capital Markets Inc., a full service investment dealer with principal businesses that include investment banking, institutional sales and trading and private client financial advisory. She has also held several leadership positions within Dundee Corporation and DundeeWealth Inc., where she was responsible for strategic development, financial and regulatory reporting and risk management.

Ms. Ferstman currently serves as Chair of the board of Dream Unlimited Corp. and as Chair of its Audit Committee and a member of its Organization and Culture Committee and Leaders and Mentors Committee, as trustee of Dream Office Trust and as Chair of its Audit Committee, and as a director of Cogeco Communications Inc. and a member of its Audit Committee. She served on the board of directors of Aimia Inc. from June 2008 to June 2017. Ms. Ferstman holds a Bachelor of Commerce and a Graduate degree in Public Accountancy from McGill University and is a Chartered Professional Accountant.

Françoise Bertrand, O.C., C.Q., Independent Director

Ms. Françoise Bertrand was appointed to the Board of Directors of Osisko in November 2014. In 2017, she was appointed as lead of Via Rail Canada’s board of directors and as Chair of the board of directors of Proaction International. She currently serves as an Officer of the Order of Canada, Ms. Bertrand was formerly the President and Chief Executive Officer of the Fédération des chambres de commerce du Québec (FCCQ). She sits on numerous boards of directors of profit and non-profit organizations, including Valeurs mobilières Desjardins and Concordia University. Ms. Bertrand was also a former Chair of Canadian Radio-television and Telecommunications Commission (CRTC).

Ms. Bertrand holds a Bachelor of Arts - Major in Sociology from Université de Montréal and a Master’s degree in Environmental Studies from York University. She is a graduate from the Directors Education Program sponsored by the Institute of Directors of Canada and the Rotman School of Management - McGill. She is also a Chevalier of l’Ordre national du Québec.

Victor H. Bradley, CPA, CA, Independent Director

Mr. Victor H. Bradley brings over 50 years of experience in the international mining sector. A Chartered Professional Accountant, he began his career with positions such as Controller and Chief Financial Officer at a number of mining companies. In 1994, he founded Yamana and worked as Chief Executive Officer, Director, Chairman and Lead Director. Mr. Bradley was a director of Rio Verde Development Corp. (now B&A Fertilizers Ltd.) until March 2013 and currently serves as Chairman of the Board of Directors of Sunvest Minerals Corp. From 2006 to 2014, Mr. Bradley was Chair of the board of directors of Osisko Mining Corporation. Mr. Bradley served on the board of directors of several other junior mining exploration companies. Educated in England, Mr. Bradley is a member of the Ordre des comptables professionnels agréés du Québec since the 1960s.

John F. Burzynski, M.Sc., P.Geo., Director

Mr. John F. Burzynski has been a Director of Osisko since June 2014. He was also Senior Vice President, New Business Development of Osisko from June 2014 to August 2016. He is President and Chief Executive Officer of Osisko Mining since August 2015. From 2004 to 2014, Mr. Burzynski was the Vice President, Business Development of Osisko Mining Corporation.Mr. Burzynski has over 25 years of experience as a professional geologist on international mining and development projects. From 2011 to 2016, he served on the board of directors of Condor Petroleum Inc. He currently serves on the boards of directors of Barkerville Gold Mines Ltd., Osisko Metals Incorporated and Strongbow Exploration Inc. Mr. Burzynski is also a founding member of EurAsia Resource Holdings AG, a European based resource venture capital fund. Mr. Burzynski holds a Bachelor of Science (Honours) degree in geology from Mount Allison University, and a Master of Science degree in exploration and mineral economics from Queen’s University. He is a registered P.Geo. in the province of Québec.

Pierre Chenard, LL.B., Director

Mr. Pierre Chenard has been Vice President, Business Development and General Counsel, Aluminium at Rio Tinto since 2011. Mr. Chenard has held progressive roles in both the corporate development and legal areas, including General Counsel, Rio Tinto Global Aluminium and Canada, Vice President and General Counsel at Alcan Inc. and Vice President and Head of Corporate Development at Cambior Inc. Mr. Chenard was appointed to the Osisko Board in accordance with an investment agreement entered into with the CDPQ. Mr. Chenard earned Civil and Common Law degrees from McGill University and has been a member of the Quebec Bar since 1984.

Bryan A. Coates, CPA, CA, ICD.D, President

Mr. Bryan A. Coates has been President of Osisko since June 2014. From 2007 to 2014, he was the Vice President, Finance and Chief Financial Officer of Osisko Mining Corporation. Mr. Coates was responsible for all activities related to financing, financial reporting, marketing relating to the gold industry, risk management and government relations. Mr. Coates has more than 30 years of progressive experience within the international and Canadian mining industry. Before joining Osisko, he was Chief Financial Officer of IAMGOLD Corporation, Cambior Inc., and Compañia Minera Antamina. Mr. Coates serves on the board of directors of Falco, Alio Gold Inc. and of Golden Queen Mining Co. Ltd. Mr. Coates holds an Honours Bachelor of Commerce from Laurentian University, is a member of the Chartered Professional Accountants of Ontario and obtained the ICD.D designation from the Institute of Corporate Directors.

Christopher C. Curfman, B.Sc., Independent Director

Mr. Christopher C. Curfman was elected to the Board of Directors of Osisko in May 2016. Mr. Curfman is a retired senior executive of Caterpillar Inc., one of the world’s largest suppliers to the mining industry. During his 21-year career with Caterpillar, Mr. Curfman has held several progressive positions in Asia, Australia and USA, including Senior Vice President of Caterpillar and President of Caterpillar Global Mining from 2011 to his retirement at the end of 2015. Mr. Curfman also held senior positions with Deere & Company prior to joining Caterpillar. He has extensive international experience and a customer focused legacy at Caterpillar. His global leadership was key to Caterpillar’s success in the mining industry. He also served as a board member at various organisations, including the Canadian Institute of Mining, the National Mining Association, the World Coal Association and several universities.

Mr. Curfman holds a Bachelor of Science degree in Education from Northwestern University and has completed certificate programs in accounting and finance from the Wharton School of Business, University of Pennsylvania in 1991, a three-year executive program from Louisiana State University in 1997 and the executive program of Stanford Graduate School of Business in 2002. He was also awarded an Honorary Doctorate in Mining Engineering from the University Missouri-Rolla in 2013.

Joseph de la Plante, B. Eng., Vice President, Corporate Development

Mr. Joseph de la Plante has been Vice President, Corporate Development of Osisko since June 2014. Prior to this, Mr. de la Plante held the position of Senior Advisor, Investment and Corporate Development of Osisko Mining Corporation since November 2010, where he played a key role in the company’s investor relations and corporate development efforts, including certain aspects of the company’s long-term financial planning. Before joining Osisko in 2010, he was an Analyst in BMO Capital Markets’ Global Metals & Mining Investment Banking Group in Toronto, where he worked in an advisory role on merger and acquisition mandates as well as equity and debt offerings for various producing and development stage gold companies. He currently serves on the board of directors of Aquila Resources Inc. and the Québec Mineral Exploration Association. Mr. de la Plante holds a Bachelor of Mechanical Engineering from McGill University.

André Gaumond, M.Sc. Eng., Director

Mr. André Gaumond was Senior Vice President, Northern Development and Director of Osisko until he retired from his executive position in November 2016. A geological engineer by training, Mr. Gaumond has been recognized by several organizations for his entrepreneurial and geological achievements. Mr. Gaumond has been the founder and Chief Executive Officer of Virginia Gold Mines Inc. which discovered the Éléonore deposit, and was later sold to Goldcorp Inc. He continued his geological work in the James Bay area through Virginia which had retained a royalty on Éléonore, and concluded business combination with Osisko in February 2015. He has extensive experience in the strategic development, financing and execution of search programs for new mineral deposits. He has also been recognized for his leadership role in various sustainability initiatives, including the recognition for the creation of Fonds Restor-Action Nunavik. Mr. Gaumond was a nominee to Osisko Board by Virginia as part of the Osisko-Virginia business combination. He currently serves as on the board of directors of Altius Minerals Corporation, Harfang Exploration Inc. and Junex Inc.

Mr. Gaumond holds a Bachelor of Geological Engineering from Université Laval and a Master degree in Geological Engineering from École Polytechnique. He is a member of Ordre des géologues du Québec and of Ordre des ingénieurs du Québec.

Pierre Labbé, CPA, CA, ICD.D, Independent Director

Mr. Pierre Labbé is Chief Financial Officer of Immunovaccine Inc. and was Vice President and Chief Financial Officer of Leddartech Inc. from April 2015 to March 2017. He has more than 25 years of progressive financial leadership roles in various industries. He was Vice President and Chief Financial Officer of the Québec Port Authority (October 2013-April 2015), and has experience in the resource sector, having served as Chief Financial Officer of Plexmar Resources (2007-2012), Sequoia Minerals (2003-2004), and Mazarin Inc. (2000-2003). Mr. Labbé, in his role as senior financial officer, has participated in the development of strategic plans and in mergers and acquisitions (over $1 billion in transactions). Mr. Labbé was a nominee to Osisko Board by Virginia as part of the Virginia Arrangement.

Mr. Labbé holds a Bachelor’s Degree in Business Administration and a license in accounting from Université Laval, Québec City. He is a member of Ordre des comptables professionnels agréés du Québec, the Chartered Professional Accountants of Canada and the Institute of Corporate Directors.

André Le Bel, LL.B., B.Sc.A, ICD.D, Vice President, Legal Affairs and Corporate Secretary

Mr. André Le Bel has been appointed Vice President, Legal Affairs and Corporate Secretary of Osisko on February 17, 2015. From November 2007 to June 2014, Mr. Le Bel was Vice President, Legal Affairs and Corporate Secretary of Osisko Mining Corporation. Mr. Le Bel was Vice President Legal affairs with IAMGOLD Corporation from November 2006 to October 2007 and before November 2006, Mr. Le Bel was Senior Legal Counsel and Assistant Corporate Secretary of Cambior Inc. Mr. Le Bel was a director of RedQuest Capital Corp. until June 2017 and currently serves on the board of directors of Komet Resources Inc., listed on the TSX Venture Exchange. Mr. Le Bel was Vice President, Legal Affairs and Corporate Secretary of NioGold from March 20, 2015 to March 11, 2016 and Corporate Secretary of Falco from November 24, 2015 to November 22, 2016. Since that date, he is Vice President, Legal Affairs and Corporate Secretary of Falco. Mr. Le Bel was also a director and a member of the audit committee of Threegold Resources Inc. from May 2011 to June 2013. Mr. Le Bel obtained a Bachelor of Applied Science from Université Laval and a Bachelor of Law from Sherbrooke University. He is a member of the Québec Bar and has recently obtained the ICD.D designation from the Institute of Corporate Directors.

Oskar Lewnowski, BS/BA, MBA, Director

Mr. Oskar Lewnowski is the founder and Chief Investment Officer of Orion Resource Partners. Prior to Orion, Mr. Lewnowski was a founding partner of the Red Kite Group and the Chief Investment Officer of the mine finance business. Before this, Mr. Lewnowski was a Director for Corporate Development at Varomet Ltd, a metals processor and merchant banking firm. While at Varomet, he was responsible for seven acquisitions and divestitures and business operations (offtake agreements, mining and processing). He was also responsible for structuring metal offtake agreements and other physical market transactions. Before this, Mr. Lewnowski was a Vice President for Credit Suisse First Boston in London, where he was responsible for preparing growth companies for public distribution of their securities. Until 1993, he held various positions in trading as well as mergers and acquisitions at Deutsche Bank both in New York and Frankfurt culminating in his founding membership of the Deutsche Capital Markets Division.

Mr. Lewnowski was appointed to the Osisko Board in accordance with the Orion Transaction as a nominee as nominee of Betelgeuse LLC, Osisko’s largest shareholder.

Luc Lessard, Eng., Senior Vice President, Technical Services

Mr. Luc Lessard is a mining engineer with more than 25 years of experience designing, building and operating mines. He is President and Chief Executive Officer of Falco. He was previously Chief Operating Officer of the Canadian Malartic Partnership (owned jointly by Agnico and Yamana), and prior to that was the Chief Operating Officer and Senior Vice President of Engineering and Construction for Osisko Mining Corporation where he was responsible for the design, construction and commissioning of the Canadian Malartic gold mine. During his career, Mr. Lessard has worked on 11 open pit and underground mine builds and prior to Osisko, Mr. Lessard was Vice President of Engineering and Construction for IAMGOLD Corporation and General Manager, Projects for Cambior Inc. From July 2014 to May 2016, he served on the board of directors of Alio Gold Inc. Mr. Lessard is also Chief Operating Officer of Barkerville and currently serves on the board of directors of Osisko Metals Incorporated, Nighthawk Gold Corp. and Highland. Mr. Lessard holds a B.Sc. Mining Engineering from Université Laval and he is a member of l’Ordre des ingénieurs du Québec.

Elif Lévesque, CPA, CGA, MBA, ICD.D, Chief Financial Officer and Vice President Finance

Ms. Elif Lévesque is the Chief Financial Officer and Vice President Finance of Osisko since June 2014. Prior to this, Ms. Lévesque was Vice President and Controller of Osisko Mining Corporation and has contributed to the development of the financial reporting and planning functions at Osisko since 2008. Ms. Lévesque has over 15 years of experience with leading Canadian intermediate gold producers (Cambior Inc. 2002-2006 and IAMGOLD Corporation 2006-2008). She currently serves on the board of directors of TerraX Minerals Inc. She is a member of the Ordre des Comptables Professionnels Agréés du Québec, holds an MBA from Clark University, Massachusetts, USA and has recently obtained the ICD.D designation from the Institute of Corporate Directors.

Vincent Metcalfe, BAA, Finance, Vice President, Investor Relations

Mr. Vincent Metcalfe has been appointed as Vice President, Investor Relations of Osisko on November 9, 2016. Mr. Metcalfe is also the Chief Financial Officer of Falco. Prior to that, he was acting as Director of Evaluations with Osisko since February 2015. Mr. Metcalfe is a graduate of HEC Montreal. Prior to joining Osisko, he spent nine (9) years assisting mining companies in investment banking at BMO Capital Markets in Toronto before moving to Desjardins Capital Markets, where he was most recently a Director in the Montreal office.

Charles E. Page, M.Sc., P.Geo., Director

Mr. Charles E. Page is a Professional Geologist and has more than 40 years of experience in the mineral industry. During his career, Mr. Page has held progressive leadership roles in developing strategies to explore, finance and develop mineral properties in Canada and internationally. Mr. Page worked at Queenston Mining Inc. in various capacities, including President and Chief Executive Officer, from 1990 to its sale to Osisko Mining Corporation in 2012. Mr. Page also serves on the board of directors of Unigold Inc. and is Chair of the board of directors of Wesdome Gold Mines Ltd. Mr. Page holds a Bachelor of Science degree in Geological Science from Brock University and a Master of Science degree in Earth Science from the University of Waterloo. He is a Professional Geologist registered in the province of Ontario and Saskatchewan and is also a Fellow of the Geological Association of Canada.

Jacques Perron, B.Sc. Eng., P.Eng., Independent Director

Mr. Jacques Perron has more than 30 years of progressive experience in the mining industry. He was most recently the Chief Executive Officer of Thompson Creek Metals Company Inc. (from 2013 to 2016) where he oversaw the start-up and ramp-up of the Mount Milligan Mine and was instrumental in the sale of Thompson Creek Metals Company Inc. to Centerra Gold Inc. (“Centerra Gold”). Previously, he held the position of President and Chief Executive Officer of St. Andrew Goldfields (from 2007 to 2013), Senior Vice President of IAMGOLD Corporation (from 2006 to 2007) and Senior Vice President Canada of Cambior Inc. (from 2004 to 2006). He is a member of the board of directors of Centerra Gold since October 2016, and is also a director of the Canadian Mineral Education Foundation since 2007. Mr. Perron holds a Bachelor of Science degree in Mining Engineering from l’École Polytechnique de Montréal and has membership in Professional Engineers of Ontario and l’Ordre des Ingénieurs du Québec.

Frédéric Ruel, CPA, CA, Vice President, Corporate Controller

Mr. Frédéric Ruel was appointed as Vice President, Corporate Controller of Osisko on November 9, 2016. Frédéric Ruel has over 15 years of experience in financial reporting and has been involved in the mining industry for over 10 years. Prior to joining Osisko, he held the position of Director, Corporate Reporting for Canadian Malartic GP, Osisko Mining Corporation and Consolidated Thompson Iron Mines. Mr. Ruel was Vice President, Corporate Controller of Falco from November 2016 to July 2017 and Chief Financial Officer of NioGold Mining Corporation from March 2015 to March 2016. Mr. Ruel began his career as an auditor in a premier Canadian accounting firm where he worked for seven (7) years. He is a member of the Ordre des comptables professionnels agréés du Québec and holds a Master in Accounting from Sherbrooke University.

The directors of Osisko will be elected annually at each annual general meeting of the Osisko Shareholders and will hold office until the next annual general meeting unless a director’s office is earlier vacated in accordance with the articles of Osisko or until his or her successor is duly appointed or elected.

As at the date of this Annual Information Form, all of the directors and officers, as a group, beneficially own, directly or indirectly, or exercise control or direction over 1,455,816 Osisko Shares, representing approximately 0.93% of the issued and outstanding Osisko Shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Corporate Cease Trade Orders

As at the date of this Annual Information Form, no current director or executive officer of Osisko is, or within the ten years prior to the date of this Annual Information Form has been, a director, chief executive officer or chief financial officer of any company (including Osisko), that:

(a)

was subject to a cease trade order (including any management cease trade order which applied to directors or executive officers of a company, whether or not the person is named in the order), an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”) while that person was acting in that capacity; or

(b)

was subject to an Order that was issued after the current director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Bankruptcy

To the knowledge of Osisko, as at the date of this Annual Information Form, no current director, executive officer, or shareholder holding a sufficient number of securities of Osisko to affect materially the control of Osisko is, or within the ten years prior to the date of this Annual Information Form has:

(a)

been a director or executive officer of any company (including Osisko) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver manager or trustee appointed to hold the assets of the current or proposed director, executive officer or shareholder.

Penalties and Sanctions

To the knowledge of Osisko, as at the date of this Annual Information Form, no current director, executive officer, or shareholder holding a sufficient number of securities of Osisko to affect materially the control of Osisko has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Certain of the directors and officers of Osisko will not be devoting all of their time to the affairs of Osisko. Certain of the directors and officers of Osisko are directors and officers of other companies, some of which are in the same business as Osisko. See “Risk Factors”.

The directors and officers of Osisko are required by law to act in the best interests of Osisko. They have the same obligations to the other companies in respect of which they act as directors and officers. Any decision made by any of such officers or directors involving Osisko will be made in accordance with their duties and obligations under the applicable laws of Canada.

As part of its business model and in connection with its investments made in various other companies, either by acquiring equity interests, purchasing royalties, streams or other interests or options thereon or otherwise, Osisko generally expects from its directors and officers to be actively involved within such investee companies, which may include occupying seats on their board of directors. Osisko acknowledges that a director or an officer serving on too many public boards of directors might be “overboarded”. Consequently, all directors and officers of Osisko must submit to the Governance and Nomination Committee any offer to join an outside board of directors in order to ensure that any additional directorship would not impair the ability to adequately fulfill the responsibilities assigned to the directors and officers of the Corporation.

As a general guideline, the Governance and Nomination Committee of Osisko will consider that a director or officer of Osisko should be regarded as “overboarded” if he or she:

(a)	has attended fewer than 75% of Osisko’s board and committee meetings held within the past year without a valid reason for the absences;

and

(b)

(i)	is the President or Chief Executive Officer of Osisko, he or she sits on more than two (2) outside public company board, in addition to Osisko; or

(ii)	if not the President or Chief Executive Officer of Osisko, sits on more than five (5) public company boards, in addition to Osisko.

In determining what is an “outside public company board”, the Governance and Nomination Committee specifically excludes investee companies for the reason that becoming a director of such companies is crucial in order to oversee and supervise Osisko’s investment in such investee companies. This representation allows Osisko to protect its shareholders’ interests. Furthermore, these investee companies are mostly junior exploration companies which only hold few board meetings each year.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

During the fiscal year ended December 31, 2017 and as of the date hereof, there have been and are no material legal proceedings outstanding, threatened or pending, by or against Osisko or to which Osisko is a party or to which any of Osisko’s property is subject, nor to Osisko’s knowledge are any such legal proceedings contemplated, and which could become material to Osisko.

Regulatory Actions

During the fiscal year ended December 31, 2017 and as of the date hereof, there have been no penalties or sanctions imposed against Osisko (a) by a court relating to securities legislation or by a securities regulatory authority or (b) by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision in Osisko. Osisko has not entered into any settlement agreements with a court relating to securities legislation or with a securities regulatory authority during the fiscal year ended December 31, 2017 and as of the date hereof.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Within the three (3) most recently completed financial years or during the current financial year, no director or executive officer of Osisko, or shareholder who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Osisko Shares, or any known associates or affiliates of such persons, has or has had any material interest, direct or indirect, in any transaction or in any proposed transaction that has materially affected or is reasonably expected to materially affect Osisko.

TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar for the Osisko Shares is AST Trust Company (Canada), which is located at 2001 University, Suite 1600, Montreal, Québec, Canada H3A 2A6.

MATERIAL CONTRACTS

The following are the material contracts entered into by Osisko or its subsidiaries:

(a)	the Canadian Malartic Royalty Agreement;

(b)	the Éléonore Royalty Agreement;

(c)	the RQ Subscription Agreement;

(d)	the 2015 Underwriting Agreement;

(e)	the 2015 Warrant Indenture;

(f)	the 2016 Underwriting Agreement;

(g)	the 2016 Warrant Indenture;

(h)	the Orion Acquisition Agreement;

(g)	a subscription agreement dated June 4, 2017 between Fonds FTQ and Osisko;

(h)	a subscription agreement dated June 4, 2017 between CDP Investissements Inc. and Osisko;

(i)	a voting support agreement dated July 31, 2017 between Betelgeuse LLC and Osisko;

(j)	a shareholder participation agreement dated July 31, 2017 between Betelgeuse LLC and Osisko;

(k)	a shareholder rights agreement dated July 31, 2017 between CDP Investissements Inc. and Osisko;

(l)	the 2017 Underwriting Agreement;

(m)

a debenture indenture dated November 3, 2017 between Osisko and AST Trust Company (Canada), as debenture trustee, pursuant to which the Debentures were created and issued and by which they are governed; and

(p)	the 2017 Credit Agreement

INTERESTS OF EXPERTS

Mr. Guy Desharnais, Ph.D., P. Geo, is named in this Annual Information Form as having reviewed and approved certain scientific and technical information as set out in this Annual Information Form.

As of the date of this Annual Information Form, Mr. Guy Desharnais, Ph.D., P. Geo, beneficially owned, directly or indirectly, less than 1% of Osisko’s outstanding securities including the securities of Osisko’s associate or affiliate entities.

PricewaterhouseCoopers LLP, a partnership of Chartered Professional Accountants, the independent auditor of Osisko, has advised that it is independent with respect to Osisko within the meaning of the Code of ethics of chartered professional accountants (Québec) and has complied with the SEC’s rules on auditor independence and Rule 3520 Auditor Independence of the Public Company Accounting Oversight Board.

Other than as described above, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies is, or is expected to be elected, appointed or employed as, a director, officer or employee of Osisko or of any associate or affiliate of Osisko.

ADDITIONAL INFORMATION

Additional information relating to Osisko, which is not and shall not be deemed to be incorporated by reference in this Annual Information Form, is available electronically on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on its website at www.osiskogr.com.

Additional information, which is not and shall not be deemed to be incorporated by reference in this Annual Information Form, including directors’ and officers’ remuneration and indebtedness, principal holders of Osisko’s securities and securities authorized for issuance under equity compensation plans, is contained in Osisko’s management information circular for its annual and special meeting of shareholders held on May 4, 2017. For information relating to corporate governance related matters, please see “Statement of Corporate Governance Practices” in such circular.

Additional financial information, which is not and shall not be deemed to be incorporated by reference in this Annual Information Form, is provided in Osisko’s financial statements and management discussion and analysis for its most recently completed financial year.

AUDIT COMMITTEE

Description of the Audit Committee

The Osisko Audit Committee assists the Osisko Board in fulfilling its oversight responsibilities with respect to the following: (i) in its oversight of Osisko’s accounting and financial reporting principles and policies and internal audit controls and procedures; (ii) in its oversight of the integrity and transparency of Osisko’s financial statements and the independent audit thereof; (iii) in selecting, evaluating and, where deemed appropriate, replacing the external auditor; (iv) in evaluating the independence of the external auditor; (v) in its oversight of Osisko’s risk identification, assessment and management program; and (vi) in Osisko’s compliance with legal and regulatory requirements in respect of the above. The Osisko Board has adopted the Osisko Audit Committee Charter, a copy of which is attached as Schedule “A”, mandating the role of the Osisko Audit Committee in supporting the Osisko Board in meeting its responsibilities to Osisko Shareholders.

Audit Committee Members

As of the date of this Annual Information Form, the Osisko Audit Committee is comprised of four (4) members, all of whom are independent directors of Osisko, namely: Ms. Joanne Ferstman (Chair), Mr. Victor H. Bradley, Mr. Pierre Labbé and Mr. Jacques Perron. Ms. Ferstman (Chair) is an “audit committee financial expert” (as such term is defined in paragraph 8(b) of General Instruction B to Form 40-F under the U.S. Exchange Act).

Relevant Education and Experience

Joanne Ferstman

Ms. Ferstman (Chair) is a corporate director, sitting on a number of public company boards. From 2013 to 2014, Ms. Ferstman was a Director of Osisko Mining Corporation. Ms. Ferstman was until June 2012 the President and Chief Executive Officer of Dundee Capital Markets Inc., a full service investment dealer with principal businesses that include investment banking, institutional sales and trading and private client financial advisory. Prior to taking this position on January 31, 2011, Ms. Ferstman was Vice-Chair and Head of Capital Markets of DundeeWealth Inc., a diversified wealth management public company that managed and advised over $75 billion of assets under management and administration, including the Dynamic Funds family, at the time it was sold to the Bank of Nova Scotia in early 2011. Prior to 2009, Ms. Ferstman was Executive Vice President and Chief Financial Officer of DundeeWealth Inc. and Executive Vice President, Chief Financial Officer and Corporate Secretary of Dundee Corporation. In these senior financial roles, Ms. Ferstman was intimately involved in all corporate strategy, including acquisitions and financings, and had responsibility for all public financial reporting. Additionally, Ms. Ferstman was regularly Dundee’s nominee on investee company boards and audit committees in both the resources and real estate sectors.

Over the past 19 years, Ms. Ferstman has held a variety of executive positions with the Dundee group of companies until her retirement in June 2012. Prior to joining the Dundee group of companies, Ms. Ferstman spent four years as Chief Financial Officer for a national securities firm and five years at a major international accounting firm. Ms. Ferstman currently serves as a director of Dream Unlimited Corp. and as Chair of its Audit Committee and a member of its Organization and Culture Committee and Leaders and Mentors Committee, as trustee of Dream Office Trust and as Chair of its Audit Committee, and as a director of Cogeco Communications Inc. and a member of its Audit Committee. She served on the board of directors of Aimia Inc. from June 25, 2008 to June 14, 2017. Ms. Ferstman holds a Bachelor of Commerce and a Graduate degree in Public Accountancy from McGill University and is a Chartered Professional Accountant.

Ms. Ferstman is considered to be independent of Osisko and is financially literate, within the meaning of NI 52-110 and under the U.S. Exchange Act and NYSE rules.

Victor H. Bradley

Mr. Victor Bradley brings over 50 years of experience in the international mining sector. A Chartered Professional Accountant, he began his career with positions such as Controller and Chief Financial Officer at a number of mining companies. In 1994, he founded Yamana and worked as Chief Executive Officer, Director, Chairman and Lead Director. Mr. Bradley was a director of Rio Verde Development Corp. (now B&A Fertilizers Ltd.) until March 2013 and currently serves as Chairman of the Board of Directors of Sunvest Minerals Corp. From 2006 to 2014, Mr. Bradley was Chair of the Board of Directors of Osisko Mining Corporation. Mr. Bradley served on the board of directors of several other junior mining exploration companies. Educated in England, Mr. Bradley is a member of the Ordre des comptables professionnels agréés du Québec since the 1960s.

Mr. Bradley is considered to be independent of Osisko and is financially literate, within the meaning of NI 52-110 and under the U.S. Exchange Act and NYSE rules.

Pierre Labbé

Mr. Labbé was appointed to the Board of Directors of Osisko upon closing of the Virginia Arrangement. Prior to this, Mr. Labbé had been a Director of Virginia since April 2008 and was the Chairman of Virginia’s Audit Committee. Mr. Labbé currently serves as the Chief Financial Officer of Immunovaccine Inc. and has served as Vice President, Chief Financial Officer and Secretary of Leddartech Inc. from April 2015 to March 2017. He was Vice President and Chief Financial Officer of the Québec Port Authority from October 2013 to April 2015. From July 2004 to May 2007 and from May 2008 until the completion of the privatization of Medicago Inc., following the acquisition by Mitsubushi Tanabe Pharma Corporation for an enterprise value of $357 million, he was Chief Financial Officer and Secretary of Medicago Inc. Mr. Labbé was also acting Chief Financial Officer of Plexmar Resources Inc. from May 2007 to November 2012. He was Vice President and Chief Financial Officer and Secretary of Sequoia Minerals Inc. from December 2003 to June 2004, and of Mazarin Inc. from March 2000 to December 2003, while both companies were listed on the TSX. Prior to March 2000, he held management positions in accounting and finance notably with PricewaterhouseCoopers LLP (formerly Coopers & Lybrand). Mr. Labbé holds a Bachelor’s Degree in Business Administration from Laval University, Québec City. He is a member of the Ordre des comptables professionnels agréés du Québec and the Institute of Corporate Directors. He is also a Director of Agility Health Inc., a rehabilitation services company.

Mr. Labbé is considered to be independent of Osisko and is financially literate, within the meaning of NI 52-110 and under the U.S. Exchange Act and NYSE rules.

Jacques Perron

Mr. Jacques Perron has more than 30 years of progressive experience in the mining industry. He was most recently the Chief Executive Officer of Thompson Creek Metals Company Inc. (from 2013 to 2016) where he oversaw the start-up and ramp-up of the Mount Milligan Mine and was instrumental in the sale of Thompson Creek Metals Company Inc. to Centerra Gold Inc. (“Centerra Gold”). Previously, he held the position of President and Chief Executive Officer of St. Andrew Goldfields (from 2007 to 2013), Senior Vice President of IAMGOLD Corporation (from 2006 to 2007) and Senior Vice President Canada of Cambior Inc. (from 2004 to 2006). He is a member of the board of directors of Centerra Gold since October 2016 and is also a director of the Canadian Mineral Education Foundation since 2007. Mr. Perron holds a Bachelor of Science degree in Mining Engineering from l’École Polytechnique de Montréal and has membership in Professional Engineers of Ontario and l’Ordre des Ingénieurs du Québec.

Mr. Perron is considered to be independent of Osisko and is financially literate, within the meaning of NI 52-110 and under the U.S. Exchange Act and NYSE rules.

External Auditor Service Fees

The fees billed to Osisko by its independent auditor, PricewaterhouseCoopers LLP, a partnership of Chartered Professional Accountants, for the fiscal years ended December 31, 2016 and December 31, 2017, by category, are as follows:

Year	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees
December 31, 2017	$1,017,480	$112,047	$397,685	$ -
December 31, 2016	$324,675	$8,621	$103,660	$ -

________________

(1)

Audit fees were higher in 2017 primarily due to the New York Stock Exchange listing, 2017 being the first year of receiving the auditor’s opinion on Osisko’s internal control over financial reporting, the acquisition of the Orion precious metals portfolio of assets for $1.1 billion and the services rendered in relation to the management information circular dated June 29, 2017, the issuance of convertible debentures and the services rendered in relation to the short-form prospectus dated October 27, 2017. In 2016 the fees included services for the bought deal financing and the services rendered in relation to the short-form prospectus dated February 19, 2016. The audit fees also include services rendered in connection with the audit of Osiso’s annual consolidated financial statements and annual audit fees for a separate audit opinion of a subsidiary of Osisko.

(2)	Audit related fees for 2017 included primarily due diligence services pertaining to business combinations. Audit related fees for 2016 included accounting consultations fees regarding IFRS.
(3)	Tax fees are related to tax compliance, tax planning and tax advice services for the preparation of corporate tax returns and for proposed transactions, mainly the Orion Transaction.

SCHEDULE A
AUDIT COMMITTEE CHARTER

I.	PURPOSES OF THE AUDIT COMMITTEE

The purposes of the Audit Committee are to assist the Board of Directors:

1.	in its oversight of the Corporation’s accounting and financial reporting principles and policies and internal audit controls and procedures;

2.	in its oversight of the integrity, transparency and quality of the Corporation’s financial statements and the independent audit thereof;

3.	in selecting, evaluating and, where deemed appropriate, replacing the external auditors;

4.	in evaluating the qualification, independence and performance of the external auditors;

5.	in its oversight of the Corporation’s risk identification, assessment and management program; and

6.	in the Corporation’s compliance with legal and regulatory requirements in respect of the above.

The function of the Audit Committee is to provide independent and objective oversight. The Corporation’s management team is responsible for the preparation, presentation and integrity of the Corporation’s financial statements. Management is responsible for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. The external auditors are responsible for planning and carrying out a proper audit of the Corporation’s annual financial statements and other procedures. In fulfilling their responsibilities hereunder, it is recognized that members of the Audit Committee are not full-time employees of the Corporation and are not, and do not represent themselves to be, accountants or auditors by profession or experts in the fields of accounting or auditing including in respect of auditor independence. As such, it is not the duty or responsibility of the Audit Committee or its members to conduct “field work” or other types of auditing or accounting reviews or procedures or to set auditor independence standards, and each member of the Audit Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and external to the Corporation from which it receives information, (ii) the accuracy of the financial and other information provided to the Audit Committee by such persons or organizations absent actual knowledge to the contrary (which shall be promptly reported to the Board of Directors) and (iii) representations made by management as to non-audit services provided by the auditors to the Corporation.

The external auditors are ultimately accountable to the Board of Directors and the Audit Committee as representatives of shareholders. The Audit Committee is directly responsible (subject to the Board of Directors’ approval) for the appointment, compensation, retention (including termination), scope and oversight of the work of the external auditors engaged by the Corporation (including for the purpose of preparing or issuing an audit report or performing other audit, review or attestation services or other work of the Corporation), and is also directly responsible for the resolution of any disagreements between management and any such firm regarding financial reporting.

The external auditors shall submit, at least annually, to the Corporation and the Audit Committee:

•	as representatives of the shareholders of the Corporation, a formal written statement delineating all relationships between the external auditors and the Corporation (“Statement as to Independence”);
•	a formal written statement of the fees billed in compliance with the disclosure requirements of Form 52- 110F1 of National Instrument 52- 110; and

•

a report describing: the Corporation’s internal quality-control procedures; any material issues raised by the most recent internal quality control review, or peer review, of the Corporation, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the Corporation, and any steps taken to deal with any such issues.

II.	COMPOSITION OF THE AUDIT COMMITTEE

The Audit Committee shall be comprised of three or more independent directors as defined under applicable legislation and stock exchange rules and guidelines and are appointed (and may be replaced) by the Board of Directors. Determination as to whether a particular director satisfies the requirements for membership on the Audit Committee shall be made by the Board of Directors.

All members of the Committee shall be financially literate within the meaning of National Instrument 52-110 – Audit Committees (“NI 52-110”) and any other securities legislation and stock exchange rules applicable to the Corporation, and as confirmed by the Board of Directors using its business judgement (including but not limited to be able to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements), and at least one member of the Committee shall have accounting or related financial expertise or sophistication as such qualifications are interpreted by the Board of Directors in light of applicable laws and stock exchange rules, including the requirement to have at least one “audit committee financial expert” as such term is defined pursuant to Form 40-F under the U.S. Securities Exchange Act of 1934, as amended. The later criteria may be satisfied by past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer of an entity with financial oversight responsibilities, as well as other requirements under applicable laws and stock exchange rules.

III.	MEMBERSHIP, MEETINGS AND QUORUM

The Audit Committee shall meet at least four times annually or more frequently if circumstances dictate, to discuss with management the annual audited financial statements and quarterly financial statements, and all other related matters. The Audit Committee may request any officer or employee of the Corporation or the Corporation’s external counsel or external auditors to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee.

Proceedings and meetings of the Audit Committee are governed by the provisions of By-Laws relating to the regulation of the meetings and proceedings of the Board of Directors as they are applicable and not inconsistent with this Charter and the other provisions adopted by the Board of Directors in regards to committee composition and organization.

The quorum at any meeting of the Committee is a majority of members in office. All members of the Audit Committee should strive to be at all meetings.

IV.	DUTIES AND POWERS OF THE AUDIT COMMITTEE

To carry out its purposes, the Audit Committee shall have unrestricted access to information and shall have the following duties and powers:

1.	with respect to the external auditor,

(i)

to review and assess, at least annually, the performance of the external auditors, and recommend to the Board of Directors the nomination of the external auditors for appointment by the shareholders, or if required, the revocation of appointment of the external auditors;

(ii)	to review and approve the fees charged by the external auditors for audit services;

(iii)

to review and pre-approve all services, including non-audit services, to be provided by the Corporation’s external auditors to the Corporation or to its subsidiaries, and associated fees and to ensure that such services will not have an impact on the auditor’s independence, in accordance with procedures established by the Audit Committee. The Audit Committee may delegate such authority to one or more of its members, which member(s) shall report thereon to the committee;

(iv)

to ensure that the external auditors prepare and deliver annually a Statement as to Independence (it being understood that the external auditors are responsible for the accuracy and completeness of such statement), to discuss with the external auditors any relationships or services disclosed in the Statement as to Independence that may impact the objectivity and independence of the Corporation’s external auditors and to recommend that the Board of Directors take appropriate action in response to the Statement as to Independence to satisfy itself of the external auditors’ independence; and

(v)	to instruct the external auditors that the external auditors are ultimately accountable to the Audit Committee and the Board of Directors, as representatives of the shareholders;

2.	with respect to financial reporting principles and policies and internal controls,

(i)	to advise management that they are expected to provide to the Audit Committee a timely analysis of significant financial reporting issues and practices;

(ii)

to ensure that the external auditors prepare and deliver as applicable a detailed report covering 1) critical accounting policies and practices to be used; 2) material alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditors; 3) other material written communications between the external auditors and management such as any management letter or schedule of unadjusted differences; and 4) such other aspects as may be required by the Audit Committee or legal or regulatory requirements;

(iii)

to understand the scope of the annual audit of the design and operation of the Corporation’s internal control over financial reporting (based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)) and the related auditor’s report;

(iv)

to consider, review and discuss any reports or communications (and management’s responses thereto) submitted to the Audit Committee by the external auditors, including reports and communications related to:

•	significant finding, deficiencies and recommendations noted following the annual audit of the design and operation of internal controls over financial reporting;

•	consideration of fraud in the audit of the financial statement;

•	detection of illegal acts;

•	the external auditors’ responsibilities under generally accepted auditing standards;

•	significant accounting policies;

•	management judgements and accounting estimates;

•	adjustments arising from the audit;

•	the responsibility of the external auditors for other information in documents containing audited financial statements;

•	disagreements with management;

•	consultation by management with other accountants;

•	major issues discussed with management prior to retention of the external auditors;

•	difficulties encountered with management in performing the audit;

•	the external auditors judgements about the quality of the entity’s accounting principles; and

•	reviews of interim financial information conducted by the external auditors.

(v)	to meet with management and external auditors:

•	to discuss the scope, planning and staffing of the annual audit and to review and approve the audit plan;

•	to discuss the audited financial statements, including the accompanying management’s discussion and analysis;

•	to discuss the unaudited interim quarterly financial statements, including the accompanying management’s discussion and analysis;

•	to discuss the appropriateness and quality of the Corporation’s accounting principles as applied in its financial reporting;

•

to discuss any significant matters arising from any audit or report or communication referred to in item 2 (iii) above, whether raised by management or the external auditors, relating to the Corporation’s financial statements;

•	to resolve disagreements between management and the external auditors regarding financial reporting;

•	to review the form of opinion the external auditors propose to render to the Board of Directors and shareholders;

•

to discuss significant changes to the Corporation’s auditing and accounting principles, policies, controls, procedures and practices proposed or contemplated by the external auditors or management, and the financial impact thereof;

•

to review any non-routine correspondence with regulators or governmental agencies and any employee complaints or published reports that raise material issues regarding the Corporation’s financial statements or accounting policies;

•	to review, evaluate and monitor the Corporation’s risk management program including the revenue protection program. This function should include:

➢	risk assessment;
➢	quantification of exposure;
➢	risk mitigation measures; and
➢	risk reporting;

•	to review the adequacy of the resources of the finance and accounting group, along with its development and succession plans;

•	to monitor and review communications received in accordance with the Corporation’s Internal Whistle Blowing Policy;

•

following completion of the annual audit and quarterly reviews, review separately with each of management and the independent auditor any significant changes to planned procedures, any difficulties encountered during the course of the audit and reviews, including any restrictions on the scope of the work or access to required information and the cooperation that the independent auditor received during the course of the audit and review;

(vi)	to discuss with the Chief Financial Officer any matters related to the financial affairs of the Corporation;

(vii)

to discuss with the Corporation’s management any significant legal matters that may have a material effect on the financial statements, the Corporation’s compliance policies, including material notices to or inquiries received from governmental agencies;

(viii)	to periodically review with management the need for an internal audit function; and

(ix)

to review, and discuss with the Corporation’s Chief Executive Officer and Chief Financial Officer the procedure with respect to the certification of the Corporation’s financial statements pursuant to National Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings and any other applicable law or stock exchange rule.

3.	with respect to reporting and recommendations,

(i)	to prepare/review any report or other financial disclosures to be included in the Corporation’s annual information form and management information circular;

(ii)

to review and recommend to the Board of Directors for approval, the interim and audited annual financial statements of the Corporation, management’s discussion and analysis of the financial conditions and results of operations (MD&A) and the press releases related to those financial statements;

(iii)

to review and recommend to the Board of Directors for approval, the annual report, management’s assessment on internal controls and any other like annual disclosure filings to be made by the Corporation under the requirements of securities laws or stock exchange rules applicable to the Corporation;

(iv)

to review and reassess the adequacy of the procedures in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, other than the public disclosure referred to in paragraph 3(ii) above;

(v)	to prepare Audit Committee report(s) as required by applicable regulators;

(vi)	to review this Charter at least annually and recommend any changes to the Board of Directors; and

(vii)

to report its activities to the Board of Directors on a regular basis and to make such recommendations with respect to the above and other matters as the Audit Committee may deem necessary or appropriate.

4.	to review, discuss with management, and approve all related party transactions;

5.	to create an agenda for the ensuing year;

6.	to review quarterly expenses of the Chief Executive Officer;

7.

to establish and reassess the adequacy of the procedures for the receipt, retention and treatment of any complaint received by the Corporation regarding accounting, internal accounting controls or auditing matters, including procedures for the confidential anonymous submissions by employees of concerns regarding questionable accounting or auditing matters in accordance with applicable laws and regulations; and

8.	to set clear hiring policies regarding partners, employees and former partners and employees of the present and, as the case may be, former external auditor of the Corporation.

V.	RESOURCES AND AUTHORITY OF THE AUDIT COMMITTEE

The Audit Committee shall have the resources and authority appropriate to discharge its responsibilities, as it shall determine, including the authority to engage external auditors for special audits, reviews and other procedures and to retain special counsel and other experts or consultants. The Audit Committee shall have the sole authority (subject to the Board of Directors’ approval) to determine the terms of engagement and the extent of funding necessary (and to be provided by the Corporation) for payment of (a) compensation to the Corporation’s external auditors engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation, (b) any compensation to any advisors retained to advise the Audit Committee and (c) ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties.

VI.	ANNUAL EVALUATION

At least annually, the Audit Committee shall, in a manner it determines to be appropriate:

•	perform a review and evaluation of the performance of the Audit Committee and its members, including the compliance with this Chart; and
•	Review and assess the adequacy of its Charter and recommend to the Board of Directors any improvements to this Charter that the Committee determines to be appropriate.

This Charter was approved and ratified by the Board of Directors on April 30, 2014.

This Charter was last reviewed and amended on November 6, 2017.

SCHEDULE B - TECHNICAL INFORMATION UNDERLYING THE CANADIAN MALARTIC PROPERTIES

Most Recent Technical Report

The most recent technical report filed by Agnico and Yamana in accordance with NI 43-101 is entitled “Technical Report on the Mineral Resource and Mineral Reserve Estimates for the Canadian Malartic Property” with an effective date of June 16, 2014 and a signature date of August 13, 2014 (the “Canadian Malartic Report”). Reference should be made to the full text of the Canadian Malartic Report. The Canadian Malartic Report is not and shall not be deemed to be incorporated by reference in this Annual Information Form.

Information Contained in this Section

The technical information, tables and figures that follow have been derived from (a) the Canadian Malartic Report; (b) Yamana’s and Agnico’s most recent annual information forms as of the date hereof; and (c) various news releases publicly filed by Agnico and/or Yamana, and which may all be consulted under Agnico’s and/or Yamana’s issuer profiles on SEDAR at www.sedar.com.

The technical information contained in this section has been reviewed and approved by Mr. Guy Desharnais, Ph.D., P.Geo, who is a “qualified person” for the purpose of NI 43-101. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein.

Except where otherwise stated, the disclosure in this section relating to operations on the Canadian Malartic Property is based on information publicly disclosed by Agnico and/or Yamana and information/data available in the public domain as at March 28, 2018 (except where stated otherwise), and none of this information has been independently verified by Osisko. Osisko considers that Agnico and Yamana have publicly disclosed all scientific and technical information that is material to Osisko.

As a holder of royalties, streams or other interests, Osisko has limited access to properties included in its asset portfolio. Additionally, Osisko may from time to time receive operating information which it is not permitted to disclose to the public. Osisko is dependent on the operators of the properties and their qualified persons to provide information to Osisko or on publicly available information to prepare required disclosure pertaining to properties and operations on the properties on which Osisko holds interests and generally has limited or no ability to independently verify such information. Although Osisko does not have any knowledge that such information may not be accurate, there can be no assurance that such third party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Osisko’s interest. Osisko’s interests often cover less than 100%, and sometimes only a portion of, the publicly reported Mineral Reserves, Mineral Resources and production of the property. Osisko shall not be held liable for any eventual misrepresentations in any scientific or technical information excerpted from any technical information publicly filed by Agnico and/or Yamana.

Project Description, Location and Access

The Canadian Malartic mine is located approximately 25 kilometres west of the City of Val-d’Or and 80 kilometres east of City of Rouyn-Noranda. The mine lies within the town of Malartic. It straddles the townships of Fournière, Malartic and Surimau.

The Canadian Malartic mine operates under mining leases obtained from the Ministry of Natural Resources (Québec) and under certificates of approval granted by the Ministry of Sustainable Development, Environment and the Fight Against Climate Change (Québec). The Canadian Malartic mine is comprised of the East Amphi property, the CHL Malartic prospect, the Canadian Malartic property of Canadian Malartic Corporation and the Fournière, Midway and Piche-Harvey properties. The Canadian Malartic mine consists of a contiguous block comprising one (1) mining concession, six (6) mining leases and 272 mining claims. The Canadian Malartic mine is owned by Canadian Malartic GP. The Canadian Malartic mining claims give Canadian Malartic GP the right to explore for mineral substances on the subject land; the mining leases give Canadian Malartic GP the right to mine mineral substances on the subject land; and the mining concession gives Canadian Malartic GP the right to mine mineral substances and with surface rights limited to those necessary for mining activities on the subject land.

Expiration dates for the mining leases on the Canadian Malartic Property vary between March 23, 2019 and July 27, 2017 and are automatically renewable for three further ten-year terms upon payment of a small fee.

The Canadian Malartic mine can be accessed either from Val d’Or in the east or from Rouyn-Noranda in the west via Québec provincial highway No. 117. A paved road running north-south from the town of Malartic towards Mourier Lake cuts through the central area of the Canadian Malartic mine. The Canadian Malartic Property is further accessible by a series of logging roads and trails. The Canadian Malartic mine is also serviced by a rail-line which cuts through the middle of the town of Malartic. The nearest large airport is located in Val-d’Or, about 25 km east of the Canadian Malartic mine.

A buffer zone 135 metres wide has been developed along the northern limit of the open pit to mitigate the impacts of mining activities on the citizens of Malartic. Inside this buffer zone, a landscaped ridge was built mainly using rock and topsoil produced during pre-stripping work. The height of this landscaped ridge is 15 metres where the concentration of residents is higher and five (5) to six (6) metres in less populated areas.

The electrical power for the Canadian Malartic mine is supplied from the existing Hydro-Québec 120kV Cadillac main substation. A 120 kV electrical transmission line, approximately 19 kilometres long was built. The plant water systems consist of the process water system which is supplied principally from the plant thickener overflows, the fresh water system which is supplied from an old underground mine dewatering system, the reagent preparation water system, the gland water distribution system and the reclaim water from form the Southeast Pond area. The Canadian Malartic mine is also connected to the Malartic municipal sewage and potable water systems. Fuel storage facilities have 250,000 litres of storage capacity.

Skilled workers are available from the areas within an approximate 25 km radius of Malartic, specifically Cadillac to the west and Val-d’Or to the east, where a number of mines are still in operation.

The Canadian Malartic Property is situated in the Abitibi lowlands and is relatively flat, consisting of plains with a few small hills. The topography on the property has altitudes ranging from 310 metres above sea level (“masl”) to 360 masl. Most of the area is sparsely wooded with secondary growth black spruce, larch and birch as the dominant species. The central, east-central and west-central parts of the property are cut by a number of small streams, generally oriented east-west and connecting bogs or swampy areas.

Overburden is characteristically a thin layer of till, typically only a few metres thick, with local surface development of organic-rich boggy material. Outcropping exposures of rock are rare to moderate, generally increasing towards the southern portion of the property and lithologies become harder and more resistant to erosion.

The Canadian Malartic mine includes open-pit operations, an administration/warehouse building, a mine office/truck shop building, a process plant, a tailings management facility and the crushing plant.

Following the joint acquisition of Osisko Mining Corporation (now Canadian Malartic Corporation) by Agnico and Yamana, most of the mining titles are subject to a 5% NSR royalty payable to Osisko. The mining claims comprising the CHL Malartic prospect are subject to 3% NSR royalties payable to each of Osisko and Abitibi Royalties Inc. In addition, of the 208 mining claims constituting the Canadian Malartic property on June 16, 2014, 101 where also subject to other net NSR royalties that vary between 1% and 2%, payable under varying circumstances. Osisko holds a 5% NSR royalty on the Odyssey South zone and a 3% NSR royalty on the Odyssey North zone, which adjoins the Canadian Malartic mine.

History

Gold was first discovered in the Malartic area in 1923. Gold production on the Canadian Malartic property began in 1935 and continued uninterrupted until 1965. Following various ownership changes over the ensuing years, Osisko Mining Corporation (now Canadian Malartic Corporation) acquired ownership of the Canadian Malartic property in 2004. Based on a feasibility study completed in December 2008, Osisko Mining Corporation (now Canadian Malartic Corporation) completed construction of a 55,000 tonne per day mill complex, tailings impoundment area, 5 million cubic metre polishing pond and road network by February 2011 and the mill was commissioned in March 2011. The Canadian Malartic mine achieved commercial production on May 19, 2011.

As of December 31, 2010, the Canadian Malartic mine had received all formal government permits required for its construction and related activities, with the exception of the authorization for the mill and mine operations. The official certificate of authorization for the mill and operations was granted on March 31, 2011, at which point the Canadian Malartic mine was fully permitted.

Geological Setting, Mineralization and Deposit Types

Geology

The Canadian Malartic property straddles the southern margin of the eastern portion of the Abitibi Subprovince, an Archean greenstone belt situated in the southeastern part of the Superior Province of the Canadian Shield. The Abitibi Subprovince is limited to the north by gneisses and plutons of the Opatica Subprovince, and to the south by metasediments and intrusive rocks of the Pontiac Subprovince. The contact between the Pontiac Subprovince and the rocks of the Abitibi greenstone belt is characterized by a major fault corridor, the east-west trending Larder Lake-Cadillac Fault Zone (“LLCFZ”). This structure runs from Larder Lake, Ontario through Rouyn-Noranda, Cadillac, Malartic, Val-d’Or and Louvicourt, Québec, at which point it is truncated by the Grenville Front.

The regional stratigraphy of the southeastern Abitibi area is divided into groups of alternating volcanic and sedimentary rocks, generally oriented at N280° - N330° and separated by fault zones. The main lithostratigraphic divisions in this region are, from south to north, the Pontiac Group of the Pontiac Subprovince and the Piché, Cadillac, Blake River, Kewagama and Malartic groups of the Abitibi Subprovince. The various lithological groups within the Abitibi Subprovince are metamorphosed to greenschist facies. Metamorphic grade increases toward the southern limit of the Abitibi belt, where rocks of the Piché Group and the northern part of the Pontiac Group have been metamorphosed to upper greenschist facies.

The majority of the Canadian Malartic property is underlain by metasedimentary units of the Pontiac Group, lying immediately south of the LLCFZ. The north-central portion of the property covers an approximately 9.5 kilometre section of the LLCFZ corridor and is underlain by mafic-ultramafic 85onalities85io rocks of the Piché Group cut by porphyritic and dioritic intrusions. The Cadillac Group covers the northern part of the property (north of the LLCFZ). It consists of greywacke containing lenses of conglomerate.

Surface drilling by Lac Minerals Ltd. in the 1980s defined several near-surface mineralized zones now included in the Canadian Malartic deposit (the F, P, A, Wolfe and Gilbert zones), all expressions of a larger, continuous mineralized system located at depth around the historical underground workings of the Canadian Malartic and Sladen mines. In addition to these, the Western Porphyry Zone occurs 1 km northeast of the main Canadian Malartic deposit and the Gouldie mineralized zone occurs approximately 1.2 km southeast of the main Canadian Malartic deposit, although the relationship between these zones and the main deposit is presently unknown.

Mineralization

Mineralization in the Canadian Malartic deposit occurs as a continuous shell of 1 to 5% disseminated pyrite associated with fine native gold and traces of chalcopyrite, sphalerite and tellurides. The gold resource is mostly hosted by altered clastic sediments of the Pontiac Group (70%) overlying an epizonal dioritic porphyry intrusion. A portion of the deposit also occurs in the upper portions of the porphyry body (30%).

The South Barnat deposit is located to the north and south of the old South Barnat and East Malartic mine workings, largely along the southern edge of the LLCFZ. The disseminated/stockwork gold mineralization at South Barnat is hosted both in potassic-altered, silicified greywackes of the Pontiac Group (south of the fault contact) and in potassic-altered porphyry dykes and schistose, carbonatized and biotitic ultramafic rocks (north of the fault contact).

Several mineralized zones have been documented within the LLCFZ (South Barnat, Buckshot, East Malartic, Jeffrey, Odyssey, East Amphi, Fourax), all of which are generally spatially associated with stockworks and disseminations within dioritic or felsic porphyritic intrusions.

Deposit Type

Before the acquisition of the property in 2004 by Osisko Mining Corporation (now Canadian Malartic Corporation), several models were proposed by various authors to explain the origin of the gold deposits in the Malartic camp. Among the proposed models are an epigenetic model with structural and lithological control, an orthomagmatic-origin porphyry-related model, a porphyry gold model, and a disseminated-stockwork zone model centered on felsic porphyry intrusions.

In 2004, Osisko Mining Corporation (now Canadian Malartic Corporation)’s personnel adopted the porphyry gold model as a tool to drive exploration on the property. More recently, a new model was proposed to define the deposit type explaining the gold mineralization of the Canadian Malartic mine. It represents a magmatic-hydrothermal model that calls for the exsolution of an ore fluid from monzodioritic magma at mid-crustal levels. During its ascent, this fluid potassically altered, carbonated, sulphidized and locally silicified the host rocks and deposited gold. The porphyritic rocks that host some of the mineralization were thus not the source of the fluids. Rather, their contacts with Pontiac greywacke and Piché mafic and ultramafic rocks provided the competency contrasts that helped focus the mineralizing fluids.

Sampling, Analysis and Data Verification

The available data from the QA/QC programs for the Canadian Malartic databases show overall acceptable results.

The statistics of the Certified Reference Materials (standards) are considered within industry-accepted limits of accuracy.

The level of contamination appears to be low as the blank samples do not display evidence of significant contamination.

The samples sent to an external laboratory do not show any significant bias as the global average is about the same and the coefficient of correlation between the two populations is higher than 98%.

For reference standard samples, the control charts produced by Osisko Mining Corporation (now Canadian Malartic Corporation) consisted of the assay results for each standard plotted on the y axis against time on the x axis. Superimposed on this chart are five horizontal reference lines representing the accepted value for the standard, the accepted value +2SD and +3SD (standard deviations), and the accepted value -2SD and -3SD. An analysis of a standard is considered a QA/QC failure if the result comes back outside of the ±3SD lines. Such charts can also show trends of drift over time indicating problems with calibration of instruments.

The Canadian Malartic drill hole databases are considered robust and suitable enough for use in mineral resource estimation studies.

Mineral Processing and Metallurgical Testing

Canadian Malartic ore is composed of four main lithologies (CPO, SPO, CGR and SGR) spread throughout the deposit in an average ratio of 10%, 20%, 28% and 42%. The deposit was studied (metallurgical testwork) along three axes: east-west, north-south and depth. The main parameters studied were hardness and abrasion variability, reagent consumption and gold recovery.

Gold deportment and diagnostic leach tests demonstrated that the residual gold, after the leach process, is encapsulated mainly in pyrite. The significant proportion of the gold remaining in the tailings after the leach process was characterized as very fine. It was demonstrated that gravimetric processes are inefficient due to the small grain size. The grind of the leach feed is the most important parameter observed, especially for the gold encapsulated in sulphide. The finer the grind, the higher the recovery, especially for the gold in sulphide.

Mining Operations

The Canadian Malartic mine is a large open-pit operation comprising the Canadian Malartic, Barnat and Gouldie pits. Canadian Malartic GP continues to work with the Québec Ministry of Transport and the town of Malartic on the deviation of Québec provincial highway No. 117 to gain access to the higher grade Barnat deposit. The final layout and the environmental impact study was completed by the end of January 2015.

Mining at the Canadian Malartic mine is done by open pit method using excavators and trucks. In order to maximize productivity and limit the number of units operating in the pit, large scale equipment was selected for the mine operation. The primary loading tools are hydraulic excavators, with wheel loaders used as a secondary loading tool. The mine production schedule was developed to feed the mill at a nominal rate of 55,000 tonnes per day.

The following table sets forth operation statistics of the Canadian Malartic mine for the years ended December 31, 2017 and December 31, 2016. Figures have been adjusted by Osisko to reflect 100% of the Canadian Malartic operation.

	Twelve Months Ended December 31, 2017	Twelve Months Ended December 31, 2016
Tonnes of ore milled (thousands of tonnes) (100%)	20,358	19,641
Tonnes of ore milled per day (100%)	55,774	53,665
Gold grade (g/t)	1.09	1.04
Gold production (ounces) (100%)	633,462	585,028
Production costs per tonne (C$)	$24	$25
Minesite costs per tonne (C$)	$24	$25
Production costs per ounce of gold produced (US$ per ounce)	$595	$628
Total cash costs per ounce of gold produced (US$ per ounce)	$576	$606

Production costs per ounce for the full year 2017 decreased when compared to the prior-year period due to higher gold production.

Minesite costs per tonne for the full year 2017 were essentially the same when compared to the prior-year period. Total cash costs per ounce for the full year 2017 decreased when compared to the prior-year period due to higher gold production.

Production was higher for the full year of 2017 when compared to the prior-year period as a result of record annual mill throughput and higher grades.

Barnat Extension Project

The Barnat extension project continues to progress on schedule and on budget. Since the beginning of the fourth quarter of 2017, the following activities were completed:

•	An acoustic screen (noise barrier) for the road deviation was put in place
•	A temporary bridge was being constructed (became operational in January 2018)
•	Overload (new road bed foundation) preparation

Tree cutting has been completed over the Barnat deposit and overburden stripping is ongoing. Production activities at Barnat are scheduled to begin in late 2019.

Infrastructure, Permitting and Compliance Activities

Surface Facilities

Surface facilities at the Canadian Malartic mine include the administration/warehouse building, the mine office/truck shop building, the process plant, a tailings management facility and the crushing plant. The processing plant has a daily capacity of 55,000 tonnes of ore.

Ore is processed via conventional cyanidation. Ore blasted from the pit is first crushed by a gyratory crusher followed by secondary crushing prior to grinding. Ground ore feeds successively into leach and CIP circuits.

A Zadra elution circuit is used to extract the gold from the loaded carbon. Pregnant solution is processing via electrowining and the resulting precipitate is smelted into gold/silver dore bars.

Mill tails are thickened and detoxified, reducing cyanide levels below 20 parts per million. A recent study supported the change-over of the existing Combinox (sulfur dioxide – hydrogen peroxide) cyanide detoxifying process into a Caro’s (sulfuric acide – hydrogen peroxide) acid process. Detoxified slurry is subsequently pumped to a conventional tailings facility.

Environmental Matters

In 2015, an action plan was developed and implemented by Canadian Malartic GP to mitigate noise, vibrations, atmospheric emissions and ancillary issues. Mitigation measures were put in place to improve the process and avoid any non-conformance. The mine’s team of on-site environmental experts continuously monitor regulatory compliance in terms of approvals, permits and observance of directives and requirements.

The original design of the waste rock pile was developed to accommodate approximately 326 millions of tonnes of mechanically placed waste rock requiring a total storage volume of approximately 161 million cubic metres. The design of the waste rock pile has been modified to accommodate the Canadian Malartic pit extension and now includes storage capacity for approximately 740 million tonnes.

The expansion of the open pit, with the production from the Canadian Malartic pit extension, will increase the total amount of tailings to 342 million tonnes over the life of mine. The total capacity of the current tailings management facility is estimated to be 198 million tonnes. An additional tailings cell was authorized by the Ministry of Sustainable Development, Environment and the Fight Against Climate Change (Quebec) and construction began in the third quarter of 2017. This cell will add capacity for approximately 50 million tonnes of tailings and is expected to be in operation in 2018. In addition, the Partnership plans to store additional tailings in the Canadian Malartic pit at the end of its operations. According to the mine plan, up to 100 million tonnes of tailings will be deposited in the Canadian Malartic pit once mining in the pit is completed.

Regulatory approval for the proposed tailings deposition in the Canadian Malartic pit is part of the approval process for the Canadian Malartic pit extension. Golder Associates Ltd. is preparing a hydrogeological study to demonstrate that the Canadian Malartic pit would provide a hydraulic trap and contain the tailings with minimal environmental risk. Any delays in the expected timing of the permits required for the Canadian Malartic pit extension could have a negative impact on the mining sequence at Canadian Malartic.

The public hearings as part of the BAPE process took place in June and July 2016 for the Canadian Malartic pit extension and the BAPE issued their report in October 2016, with a recommendation to the Minister that the project be accepted with certain conditions. The Quebec government issued the decree authorizing both the pit extension and deviation of Quebec provincial highway No. 117 on April 12, 2017.

An annual hydrological site balance is maintained to provide a yearly estimate of water volumes that must be managed in the different structures of the water management system of the Canadian Malartic mine during an average climatic year (in terms of precipitation). Results of this hydrological balance indicate that excess water from the Southeast Pond will eventually need to be released into the environment. A water treatment plant is currently under construction to ensure that in the short and medium term the water to be released to the environment will meet water quality requirements. Adding a treatment plant is expected to reduce the risks associated with surface water management and add flexibility to the system.

Reclamation and closure costs have been estimated for rehabilitating the tailings facility and waste dump, vegetating the surrounding area, dismantling the plant and associated infrastructure, and performing environmental inspection and monitoring for a period of ten years.

Mineral Resources and Mineral Reserves Estimates - Canadian Malartic

In February 2018, Agnico and Yamana disclosed mineral reserve and mineral resource estimates reported as at December 31, 2017. See also “Notice to Investors – Technical Information”. All numbers published by Agnico and Yamana in respect of the Canadian Malartic mine reflect their respective 50% ownership in the mine. However, unless otherwise noted, the figures presented in this Annual Information Form have been adjusted, where applicable, to reflect 100% of the Canadian Malartic mine.

The following table sets forth the estimated “Mineral Reserves” (as defined in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) - Definition Standards adopted by CIM Council on May 10, 2014 (the “CIM Definition Standards”) for the Canadian Malartic mine operated by Canadian Malartic General Partnership, owned by Agnico (50%) and Yamana (50%), as of December 31, 2017 (figures below have been adjusted by Osisko to reflect 100% of the Canadian Malartic operation):

Proven and Probable Mineral Reserves(1)(2)(3)(4)
Category	Tonnes (thousands)	Grade (grams per tonne)	Au (thousands of ounces)
Proven	49,980	0.95	1,520
Probable	131,018	1.14	4,858
Proven + Probable	180,998	1.10	6,378

Notes:

(1)

The Mineral Reserves have been calculated in accordance with the CIM Definition Standards and NI 43- 101. The “Mineral Reserves” are classified as “Proven and Probable Mineral Reserves”, and are based on the CIM Definition Standards.

(2)

The Canadian Malartic General Partnership, owned by Agnico (50%) and Yamana (50%), which owns and operates the Canadian Malartic mine, has estimated the mine’s December 2017 Mineral Reserves and Mineral Resources using the following assumptions: US$1,200 per ounce gold, a cut-off grade between 0.35 g/t and 0.37 g/t gold (depending on the deposit) and an exchange rate of C$1.25 per US$1.00.

(3)

The numbers in the “Tonnes” and “Contained Metal” columns are based on Agnico’s disclosure of its 50% interest in the Canadian Malartic mine, and have been multiplied by a factor of two to reflect 100% of the Canadian Malartic mine.

(4)	Numbers may not add up due to rounding.

The following table sets forth the estimated “Mineral Resources” (as defined in accordance with the CIM Definition Standards) for the Canadian Malartic mine operated by Canadian Malartic General Partnership, owned by Agnico (50%) and Yamana (50%), as of December 31, 2017 (figures below have been adjusted by Osisko to reflect 100% of the Canadian Malartic operation):

Measured and Indicated Mineral Resources(1)(2)(3)(4)(5) (excluding Proven and Probable Mineral Reserves)
Category	Mining Method	Tonnes (thousands)	Grade (grams per tonne)
Measured	Open Pit	590	0.45
	Underground	3,484	1.48
Indicated	Open Pit	2,016	0.46
	Underground	19,938	1.69
Inferred	Open Pit	2,210	0.96
	Underground	7,426	1.67

Notes:

(1)

The Mineral Resources have been calculated in accordance with the CIM Definition Standards and NI 43-101. The “Mineral Resources” are classified as “Measured, Indicated and Inferred Mineral Resources”, and are based on the CIM Definition Standards.

(2)	Mineral Resources are exclusive of Mineral Reserves. Mineral Resources are not known with the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.
(3)

The Canadian Malartic General Partnership, owned by Agnico (50%) and Yamana (50%), which owns and operates the Canadian Malartic mine, has estimated the mine’s December 2017 Mineral Reserves and Mineral Resources using the following assumptions: US$1,200 per ounce gold, a cut-off grade between 0.33 g/t and 0.37 g/t gold (depending on the open pit deposit) and an exchange rate of C$1.25 per US$1.00. The cut-off grade for underground resources is not specifically stated.

(4)

The quantity and grade of reported “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of “Inferred Mineral Resources” may not form the basis of feasibility or pre- feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

(5)

The numbers in the “Tonnes” column are based on Agnico’s disclosure of its 50% interest in the Canadian Malartic mine, and have been multiplied by a factor of two to reflect 100% of the Canadian Malartic mine.

Updated Mineral Resource at Odyssey and New Mineral Resource Reported at East Malartic

The Odyssey property is composed of multiple mineralized bodies spatially associated with a porphyritic intrusion close to the contact of the Pontiac Group sediments and the Piché Group of volcanic rocks. They are grouped into two elongated zones, the Odyssey North and Odyssey South zones, that strike east-southeast and dip steeply south. Odyssey North has been traced from a depth of 600 to 1,300 metres below surface along a strike length of approximately 1.5 kilometres. Odyssey South currently has a strike length of 0.5 kilometres and has been located between approximately 200 and 550 metres below surface.

During 2017, a total of 125 holes (86,051 metres) were completed at the Odyssey property. The 2017 results have been incorporated with previous work to update the mineral resource for the Odyssey property (inclusive of the North and South zones). Inferred mineral resources (on a 50% basis) are estimated at 838,000 ounces of gold (11.2 million tonnes grading 2.32 g/t gold).

The inferred mineral resource includes a small contribution from the Jupiter Zone, which is an internal zone that extends from the Odyssey North Zone. Drilling carried out to date suggests that these internal zones could increase mineral resources and enhance the economics of the project by adding higher grade ounces that would require minimal additional infrastructure to access. Additional drilling is required to fully understand the complex nature of these zones so that they can be integrated into the mineral resource model.

In 2017, an initial inferred mineral resource was declared on the East Malartic property, which was a historical gold producer directly adjacent to the Canadian Malartic Mine. Inferred mineral resources at East Malartic (on a 50% basis) are estimated at 1.2 million ounces of gold (19.0 million tonnes grading 2.02 g/t gold) to a depth of 1,000 metres.

The following table sets forth the estimated “Mineral Resources” (as defined in accordance with the CIM Definition Standards) for the Odyssey property and the East Malartic property, as of December 31, 2017 (for Odyssey, figures below have been adjusted by Osisko to reflect 100% of the operation):

Measured and Indicated Mineral Resources(1)(2)(3)(4)(5)
Odyssey Property
Category	Mining Method	Tonnes (thousands)	Grade (grams per tonne)
Indicated	Underground	216	2.45
Inferred	Underground	22,492	2.32
East Malartic Property
Category	Mining Method	Tonnes	Grade
		(thousands)	(grams per tonne)
Inferred	Underground	18,974	2.02

Notes:

(1)

The Mineral Resources have been calculated in accordance with the CIM Definition Standards and NI 43-101. The “Mineral Resources” are classified as “Measured, Indicated and Inferred Mineral Resources”, and are based on the CIM Definition Standards.

(2)	Mineral Resources are not known with the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.
(3)	Using the following assumptions: US$1,200 per ounce gold and an exchange rate of C$1.25 per US$1.00. The cut- off grade is not specifically stated.
(4)

The quantity and grade of reported “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of “Inferred Mineral Resources” may not form the basis of feasibility or pre- feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

(5)	The numbers in the “Tonnes” column are based on Agnico’s disclosure of its interest (Odissey 50% and East Malartic 100%) and have been adjusted to reflect a 100% interest.

Estimated 2018 Capital Expenditures

Budgeted 2018 capital expenditures at the Canadian Malartic mine are US$135.2 million, excluding capitalized exploration (US$4.6 million).

Update on Canadian Malartic

Since the spring of 2015, Canadian Malartic GP has been working collaboratively with the community of Malartic and its citizens to develop a “Good Neighbour Guide” that addresses impacts caused by the activities at the Canadian Malartic mine. Implementation of the Good Neighbour Guide, which includes a compensation program and a home acquisition program, began on September 1, 2016. Under the compensation program, over 90% of the residents of Malartic have agreed to settle their claims for the compensation offered by the Company. Compensation offered to eligible individuals in 2017 will be paid in the first quarter of 2018. The compensation program has been suspended for residents in the southern sector of Malartic who are also members of the above-noted class action until a final judgment is rendered with respect to their right to individually settle with the Partnership. To date, 31 residences have been acquired in the southern sector of Malartic under the acquisition program of the Good Neighbour Guide.

On August 2, 2016, Agnico and Yamana indicated that Canadian Malartic GP was served with a class action lawsuit with respect to allegations involving the Canadian Malartic mine. The complaint is in respect of ‘‘neighbourhood annoyances’’ arising from dust, noise, vibrations and blasts at the mine. The plaintiffs are seeking damages in an unspecified amount as well as punitive damages in the amount of $20 million. The class action was certified in May 2017. In November 2017, a declaratory judgment was issued allowing the Canadian Malartic GP to settle individually with class members for 2017. The plaintiffs have since announced that they intend to file an application for leave to appeal this declaratory judgment. On December 11, 2017, hearings were completed in respect of certain preliminary matters, including the Partnership’s application for partial dismissal of the class action. Since the spring of 2015, Canadian Malartic General Partnership has been working collaboratively with the community of Malartic and its citizens to develop a “Good Neighbour Guide” that addresses the allegations contained in the lawsuit. Agnico and Yamana indicated that Canadian Malartic GP and Agnico and Yamana will take all reasonable steps necessary to defend themselves from this lawsuit. At the current time, Agnico and Yamana and Canadian Malartic GP do not believe it is probable that any amounts will be paid with respect to these lawsuits and the amount and timing cannot be reasonably estimated. In any case, Osisko does not believe that this class action would have any impact on the financial results of Osisko as its royalty is based on production.

In addition, on August 15, 2016, Agnico and Yamana indicated that Canadian Malartic GP received notice of an application for injunction relating to the Canadian Malartic mine, which has been filed under the Environment Quality Act (Québec). The hearing related to the injunction took place in March 2017. The request for injunction aimed to restrict the Canadian Malartic mine’s mining operations to sound levels and mining volumes below the limits to which it is subject.

Following the Québec Bureau des Audiences Publiques sur l’Environnement (“BAPE”) public hearings in June and July 2016, permitting of the Canadian Malartic extension project and Highway 117 deviation reached an important milestone with the issue of the BAPE report on October 5, 2016. The report concluded that the project is acceptable and provides several recommendations intended to enhance social acceptability.

On April 10, 2017, the Quebec Superior Court dismissed the application for an interlocutory injunction. No dates have been set for the hearing of the application for a permanent injunction to restrict the Canadian Malartic mine’s mining operations to sound levels and mining volumes below the limits to which it is subject.

On April 19, 2017, the Government of Quebec announced the issuance of two decrees authorizing Canadian Malartic GP to carry out the proposed expansion of the Canadian Malartic mine and the diversion of Highway 117 in Malartic (the “Project”).

Diversion plans will include a temporary bridge over Highway 117 to minimize the impact of the construction work on local traffic. During the third quarter of 2017, construction commenced on the temporary bridge. The road construction is expected to occur over a two-year period. Agnico’s most recent production guidance assumes a modest contribution from the Project in late 2019.

The approval of the Project provides greater operating flexibility and allows for mill throughput of 55,000 tpd. The decree sets the maximum extraction rate at 241,000 tpd (ore and waste) as long as noise and dust thresholds are not exceeded.

In December 2017, Agnico announced that it had reached an agreement to acquire all of Yamana’s indirect 50% interest in the Canadian exploration assets of Canadian Malartic Corporation. The transaction will not affect the Canadian Malartic mine and related assets including Odyssey, East Malartic, Midway and East Amphi, which will continue to be jointly owned and operated by the Agnico and Yamana through Canadian Malartic Corporation and Canadian Malartic GP. The transaction is expected to close by the end of March 2018.

Development activities at the Canadian Malartic mine in 2017 primarily consisted of minor stripping activities, brush cutting and the construction of a bridge that will be used for crossing Quebec provincial highway No. 117. Development activities in 2018 are expected to include additional stripping activities in the extension area, topographical blasting, road deviation preparation, old pit and caved areas filling and other field works. Permitting activities are ongoing.

Diamond drilling is used for exploration on the Canadian Malartic property. In 2017, 60 holes (54,500 metres) were drilled for definition (conversion) drilling and three holes (4,500 metres) were drilled for exploration drilling, aimed at targets approximately 800 metres below the pit. Exploration expenditures at the Canadian Malartic mine during 2017 were approximately $6.2 million. The main focus of the 2017 exploration program concentrated on below pit mineralization extensions.

In 2018, the Partnership expects to spend approximately $5.0 million on exploration drilling at Canadian Malartic in order to identify and validate below pit mineralization.

In 2017, regional exploration on the Canadian Malartic property, other than the pit area, involved the drilling of 116 holes (82,757 metres) for definition (conversion) drilling and 20 holes (9,366 metres) for exploration drilling. Regional exploration expenditures at the Canadian Malartic mine during 2017 were approximately $13.98 million. The main focus of the 2017 regional exploration program concentrated on drill definition of the Odyssey deposit located 1.5 kilometres east of the current limit of the Canadian Malartic pit.

In 2018, the Partnership expects to spend approximately $10.5 million on regional exploration drilling at Canadian Malartic. Exploration programs are planned to identify and extend already known mineralized zones mainly in the vicinity of the Odyssey Zone.

2018-2020 Guidance

At Canadian Malartic, guidance for 2018 and 2019 is essentially unchanged from Previous Guidance. Production in 2020 is expected to increase primarily due to the mining of higher grades in the Barnat pit (part of the Barnat expansion project).

Estimated Payable Gold Production (oz)

	2018 Forecast	2019 Forecast	2020 Forecast
Canadian Malartic (100%)	650,000	650,000	690,000

Canadian Malartic Forecast 2018

Ore Milled (‘000 tonnes)	Gold (g/t)	Gold Mill Recovery (%)	Minesite Costs per Tonne(1)
18,850	1.11	89.3%	C$24

(1)	Minesite costs per tonne is a non- GAAP measure.

Total cash costs per ounce on a by-product basis of gold produced ($ per ounce)

	2017 Actual	2018 Forecast
Canadian Malartic (100%)	US$576	US$586

SCHEDULE C - TECHNICAL INFORMATION UNDERLYING THE ÉLÉONORE MINE

Most Recent Technical Report

The most recent technical report filed by Goldcorp on the Éléonore project in accordance with NI 43-101 is entitled entitled “Éléonore Operations, Québec, Canada, NI 43-101 Technical Report” (the “Éléonore Report”) dated effective December 31, 2015. Reference should be made to the full text of the &Eacute;l&eacute;onore Report. The &Eacute;l&eacute;onore Report is not and shall not be deemed to be incorporated by reference in this Annual Information Form.

Information Contained in this Section

The technical information, tables and figures that follow have been derived from (a) the Éléonore Report; (b) Goldcorp’s most recent annual information form as of the date hereof; and (c) various news releases publicly filed by Goldcorp, and which may all be consulted under Goldcorp’s issuer profile on SEDAR at www.sedar.com.

The technical information contained in this section has been reviewed and approved by Mr. Guy Desharnais, Ph.D., P.Geo, who is a “qualified person” for the purpose of NI 43-101. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein.

Except where otherwise stated, the disclosure in this section relating to operations on the Éléonore project is based on information publicly disclosed by Goldcorp and information/data available in the public domain as at March 28, 2018 (except where stated otherwise), and none of this information has been independently verified by Osisko. Osisko considers that Goldcorp has publicly disclosed all scientific and technical information that is material to Osisko.

As a holder of royalties, streams or other interests, Osisko has limited, if any, access to properties included in its asset portfolio. Additionally, Osisko may from time to time receive operating information which it is not permitted to disclose to the public. Osisko is dependent on the operators of the properties and their qualified persons to provide information to Osisko or on publicly available information to prepare required disclosure pertaining to properties and operations on the properties on which Osisko holds interests and generally has limited or no ability to independently verify such information. Although Osisko does not have any knowledge that such information may not be accurate, there can be no assurance that such third party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Osisko’s interest. Osisko’s interests often cover less than 100%, and sometimes only a portion of, the publicly reported Mineral Reserves, Mineral Resources and production of the property. Osisko shall not be held liable for any eventual misrepresentations in any scientific or technical information excerpted from any technical information publicly filed by Goldcorp.

Project Description and Location

The Éléonore Mine is located in the Lake Ell area, in the north-eastern part of the Opinaca Reservoir of the James Bay region, in the Province of Québec, Canada. The Éléonore Mine is located approximately 350 kilometres north of the towns of Matagami and Chibougamau, and 825 kilometres north of Montréal. A permanent road with two permanent bridges has been completed, extending from the Sarcelle hydroelectric facility to the Éléonore Mine. The Sarcelle station can be reached via a 40 kilometre gravel road, starting at the 396 kilometre marker along the James Bay Highway. All of the material, supplies, and food for the construction and operational phases are transported along this access route. Workers are brought on site via a permanent year-round air strip located approximately 1.5 kilometres north of the camp.

The Éléonore Mine comprises 369 contiguous claims totalling 19,274 hectares. The claims are 100% owned by Les Mines Opinaca Ltée (“Opinaca”). Goldcorp purchased a block of four (4) claims totalling 208 hectares located in the central area of the property in 2011 through an agreement with Wemindji Exploration. The Éléonore Mine hosts the Roberto gold deposit, which consists of the Roberto, East Roberto, and Zone du Lac lenses. The Roberto deposit is located under the Opinaca Reservoir. Claims are map-staked and not surveyed on the ground and are valid for a two-year period and can be renewed every two years, subject to payment of renewal fees and minimum exploration work requirements. The 284-hectare mining lease covering the Roberto deposit was signed by the Minister of Natural Resources of Québec on February 21, 2014.

The Éléonore Mine is located entirely in Cree territory, or Eeyou Istchee, on Category III lands belonging to the Québec government and subject to the James Bay and Northern Québec Agreement. Surface leases were obtained from the Ministry of Natural Resources for all infrastructures planned for the Éléonore Mine.

Goldcorp makes an annual payment to the Cree Nation under the terms of the confidential Opinagow Collaboration Agreement dated February 21, 2011 between Goldcorp, the Cree Nation of Wemindji, the Grand Council of the Crees (Eeyou Istchee) and the Cree Nation Government.

The Éléonore Mine currently holds all required permits to operate including environmental permits.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Accessibility

The closest towns to the Éléonore project are Matagami and Chibougamau which are both located approximately 350 kilometres to the south. A permanent road with two permanent bridges has been completed, extending from the Sarcelle hydroelectric facility to the Éléonore project. The Sarcelle station can be reached via a 40-kilometre gravel road, starting at the 396 kilometre marker along the James Bay Highway. All of the material, supplies, and food for the construction and operational phases will be transported along this access route. Workers are brought on site via a permanent year-round air strip located approximately 1.5 kilometres north of the camp.

Climate

The climate of the Éléonore project area is typical of Northern Canada and is a temperate to sub-arctic climate. Average summer temperatures between June and September vary between 10 degrees Celsius and 25 degrees Celsius during the day, and five degrees Celsius and 15 degrees Celsius at night. Winters can be cold, with temperatures from -60 degrees Celsius and -10 degrees Celsius. Precipitation varies throughout the year, reaching an average of two metres annually. Exploration activities are currently conducted year-round, but can be temporarily halted during spring thaw and fall freeze-up. Mining activities are expected to be conducted year-round.

Local Resources and Infrastructure

The James Bay region is surrounded by extensive hydroelectric facilities and associated infrastructure, the closest of which are the Sarcelle hydroelectric facility located 40 kilometres due west of the Éléonore project on the Opinaca Reservoir and the Eastmain Dam located 70 kilometres to the south. A 120 kilovolt overhead incoming transmission line with two 120/25 kilovolt 40/53/66.6 MVA oil step-down transformers supports the mining operation.

Physiography

The physiography of the region is typical of the Canadian Shield and includes many lakes, swamps and rivers. Outcrop is limited, due to the presence of swamps and glacial deposits. The area is characterized by a gently undulating peneplain relief. The elevation of the few hills of this rolling landscape ranges from 215 metres to 300 metres above sea level. The area is drained by Lake Ell, which is itself part of the Opinaca Reservoir. Vegetation is typical of taiga and includes sparse spruce forests separated by large swampy areas devoid of trees.

History

The first recorded exploration in the Éléonore Mine area was by Noranda, in 1964. Noranda identified a copper showing located within the Ell Lake diorite intrusion. In 2001, VGM completed regional reconnaissance grab and channel sampling around Noranda’s Ell Lake copper showing; this work identified a number of new showings. A series of mineralized corridors consisting of stockworked gold and chalcopyrite-bearing quartz veinlets were outlined within dioritic to tonalitic intrusions. In addition, a number of mineralized and partially-rounded erratic blocks, located about 300 metres from the mineralized corridors, returned significantly elevated copper, gold, and silver values.

From June to August 2004, additional trenching was performed on the Roberto Zone. VGM commenced core drilling in September 2004 and by November 2005 a total of 247 core holes had been drilled. Drilling completed by VGM successfully extended the mineralization found at surface to a depth of 800 metres below surface. It also extended the mineralization beyond the Roberto Peninsula into the James Bay area and on the north shore of Ell Lake as well as to the south.

Goldcorp reached an agreement to acquire the Éléonore Property with VGM in November 2005. Goldcorp took control of the Éléonore Property on March 31, 2006. Since the acquisition, Goldcorp has performed till sampling, lake-bottom sediment sampling, surface mapping and trenching, additional core drilling, geological modelling and mineral resource estimation.

Geological Setting, Mineralization and Deposit Types

The Roberto deposit is located in Archaean rocks of the Superior Province of Canada in the transition zone between the Opinaca Subprovince and the La Grande Subprovince. The contact between the two subprovinces is not well known and generally corresponds to regional-scale deformation zones and a sharp change in the metamorphic gradient. In some areas, the contact is masked by late intrusions of one or the other subprovince.

The Opinaca Subprovince basin is a sedimentary basin dominated by migmatized paragneisses and diatexites from the Laguiche Complex and intruded by syn to post-tectonic tonalite, granodiorite, granite and pegmatite intrusions from the Janin and Boyd instrusive suites. The metamorphic grade increases from amphibolites facies near the margins to granulite facies toward the center of the basin. The paragneisses are strongly metamorphosed and folded rocks that retained few of their original structures.

The “S-shaped” La Grande Subprovince surrounds the Opinaca Subprovince on its west and north sides, spanning a distance of 450 kilometres in the east-west direction and of 250 kilometres in the north-south direction. The La Grande Subprovince is an assemblage of volcano-plutonic rocks composed of 85% intrusive rocks and 15% volcano-sedimentary units, the latest forming the volcano-sedimentary units of the La Grande River and Eastmain River green belts. These assemblages overlay an older tonalitic basement. Metamorphic grade increases from the greenschist facies to the amphibolites facies toward the contact with the Opinaca Subprovince. The Éléonore Mine is overlain by rocks of the Eastmain Group of the La Grande Subprovince. At its base, the Eastmain Group consists of the Bernou Formation and the Kasak Formation, which are composed of basalts and intermediate to felsic tuff.

Regional faults are mainly present in the La Grande Subprovince and are oriented north–south, east–west, and northwest–southeast. In outcrop, the faults can be recognized by either a strong tectonic banding or by the presence of intense shear zones with mylonitization. In the Opinaca Subprovince, faults and shear zones are mainly located along fold limbs.

The Éléonore Mine straddles the contact between the Opinaca and La Grande Subprovinces. The contact is located in the northeast corner of the property along a north-westerly trend that is defined by a strong shear zone, a change in the magnetic grain, and an increase in the metamorphic gradient. The Éléonore Mine is hosted in Achaean-age rocks of a volcano-sedimentary greenstone belt developed near the contact between the Opinaca and La Grande Subprovinces of the Superior Province. Rock units from the Opinaca Subprovince occur in the north-eastern corner of the Éléonore Mine area. Lithologies are dominated by granite, granodiorites and heterogeneous assemblages of pegmatites, tonalites and granites from the Janin Intrusive Suite intermixed with partially migmatized paragneiss from the Laguiche Complex. The structural grain is oriented in a north-westerly direction evolving to an east–west grain toward the east part of the Éléonore Mine area.

Rock units belonging to the La Grande Subprovince comprise most of the Project area west of the contact and host the Roberto deposit. The Roberto deposit is hosted in polydeformed greywacke units in contact with aluminosilicate-bearing greywacke and thin conglomerate units. The 1.9 kilometres long crescent shape of the deposit is the result of F2 folding. To date, mineralization has been intersected to a vertical depth of 1,400 metres. Gold-bearing zones are generally 5–6 metres in true thicknesses, varying from 2 metres to more than 20 metres locally. All zones are remaining open at depth.

Information from production drilling and underground mapping has shown that folding in the southern area edge of the main shoot is tighter than previously interpreted.

The numerous subparallel mineralized zones are characterized by gold-bearing quartz–dravite–arsenopyrite veinlets, contained within quartz–microcline–biotite–dravite–arsenopyrite–pyrrhotite auriferous replacement zones. Sulphide concentrations within the auriferous zones vary from 2% to 5%, with the main sulphides being arsenopyrite, pyrrhotite and pyrite. Relationships between the nearby diorite and pegmatite intrusions and the gold mineralization event are still unknown.

The knowledge of the deposit setting and lithologies, and of the mineralization style and its structural and alteration controls, is sufficient to support Mineral Resource and Mineral Reserve estimation. Mineralization style and setting of the Project deposit is sufficiently well understood to support Mineral Resource and Mineral Reserve estimation.

Exploration

Exploration in support of mine development has included prospecting, gridding, mapping, ground induced polarization and magnetic surveys, a Hummingbird electromagnetic survey, grab and rock chip sampling, soil sampling, trench and channel sampling, core drilling, metallurgical test work, mineral resource and mineral eserve estimates, baseline environmental, geotechnical and hydrological studies, and technical studies. The exploration programs completed to date are appropriate to the style of the deposits and prospects within the Éléonore Mine. The exploration and research work supports the interpretations of genesis and mineralization, and the data obtained to date with exploration is reliable. There is considerable remaining exploration potential in the vicinity of the current mining operations and the region.

The main focus of the exploration activities has been to advance the Roberto deposit to a development decision, and therefore the greater Éléonore Mine operations area outside the area now incorporated in the mining licence has not been subject to significant exploration work in the last seven years. However, high-quality exploration targets exist, both near the Roberto deposit and on other parts of the concession, and these warrant further investigation.

Drilling

As at June 30, 2017, a total of 1,049,496 metres has been drilled in 5,577 core holes on the property since 2004. Of these, a total of 351 holes (105,635 metres) were completed by VGM and 5,226 holes (943,861 metres) by Goldcorp.

The central portion of the deposit, from surface to a depth of 1,200 metres, is supported by a drilling at 12.5 and 25 metre spacing. In the fringe of the defined mineralized zones of the deposit from 1,200 to 1,300 metres below surface, the drilling is at 50 and 100 metre spacing. Below a depth of 1,300 metres, mineralized zones are sparsely drilled at 200 and 500 metre spacing. Only a few drill holes have been drilled below 1,200 metres. The deeper boreholes intersected the mineralized horizons at a depth of approximately 1,580 metres below surface. For definition drilling, drill hole spacing is generally 12.5 metres by 12.5 metres inside the existing 25 metre drill spacing, as permitted by the mine development schedule. In 2017, infill drilling at a 25 metre by 25 metre drill spacing was completed in Horizon 5 and Horizon 6, in the central portion (Main Ore Shoot and South Ore Shoot). Definition drilling at 12.5 metre by 12.5 metre spacing commenced late in 2017 in Horizon 5 with the opening of the 950 and 980 haulage drift and is ongoing.

Standardized logging forms and geological legends were developed for the project. Geotechnical logs were completed in sequence prior to geological logging. Geological logging used standard procedures and collected information on mineralization, lithological breaks, alteration boundaries, and major structures. All drill core is photographed. Core recovery is acceptable for all drill programs.

Upon completion of a hole, surface drill hole collars were surveyed using a differential GPS instrument by a registered surveyor. Underground drill holes are surveyed using a Leica TS15 robotized station.

Downhole surveys were carried out by the drill contractor for dip and deviation using a Reflex instrument.

Drill data are typically verified prior to Mineral Resource and Mineral Reserve estimation by running a software program check.

Sample intervals were determined by the geological relationships observed in the core and vary between 0.3 metres and 1.25 metres. An attempt was made to terminate sample intervals at lithological and mineralization boundaries.

Specific gravity data were collected by Goldcorp’s workforce. The specific gravity database contains 11,923 specific gravity results that were determined on core samples. A specific gravity of 2.77 was used for all veins. The specific gravity database is currently sufficient to provide a reliable assessment of the variability of the specific gravity across the deposit and across the various rock types.

The quantity and quality of the lithological, geotechnical, collar, and down-hole survey data collected during the exploration and infill drill programs are sufficient to support Mineral Resource and Mineral Reserve estimation.

Sampling, Analysis and Data Verification

Exploration and infill core samples were analyzed by independent laboratories using industry-standard methods for gold analysis. A number of different laboratories have been used. Since April 2014, exploration and infill sample preparation and assay are performed by Accurassay Laboratories Inc. in Rouyn-Noranda, Québec, which is accredited for ISO 17025 and independent of Goldcorp. Goldcorp’s in-house laboratory started operation in February 2014 and begin to process muck, chips and definition drilling samples at a rate of 180 samples per day. Overflow and other production samples were sent to ALS Laboratories (“ALS”). Between January 2007 and April 2014, ALS in Val-d’Or in Québec was the primary laboratory, and holds ISO 17025 and 9001/2008 certifications and independent of Goldcorp.

Metallurgical testwork has been done at a number of laboratories, but was primarily performed by SGS Laboratories. Sample preparation for samples that support Mineral Resource and Mineral Reserve estimation has followed a similar procedure for all VGM and Goldcorp drill programs. The preparation procedure is in line with industry-standard methods for a clastic sediment-hosted stockwork-disseminated gold deposit in an orogenic setting.

ALS sample preparation comprised drying and crushing to 70 to 90% passing 2 millimetres and pulverizing to 85% passing 75 micrometres. Gold assays were performed by standard fire assay with an atomic absorption spectroscopy finish. For assay results equal or above 3.0 g/t gold, samples are re-assayed with a gravimetric finish. ALS Chemex reports an upper limit of 10 g/t gold and a detection limit of 0.01 g/t gold for atomic absorption spectroscopy analyses. No other elements were routinely requested for assay.

Sample preparation at the internal laboratory consists of crushing to 75% <10 mesh and pulverising to 85% passing 200 mesh. Gold assays are performed by using a 30 g fire assay with a microwave plasma–atomic emission spectrometry finish. For assay results above 34.0 g/t gold, samples are re-assayed with a gravimetric finish. The internal laboratory reports an upper limit of 34 g/t gold and a detection limit of 0.001 g/t gold for microwave plasma–atomic emission spectrometry analyses.

Accurassay sample preparation procedure consisted of drying and crushing to 85% <10 mesh, followed by pulverizing to 85% passing <200 mesh. Gold assays are performed by standard fire assay with an atomic absorption spectroscopy finish. Accurassay reports an upper limit of 10 g/t gold and a detection limit of 0.01 g/t for atomic absorption spectroscopy analyses. No other elements are routinely assayed.

The collected sample data adequately reflect deposit dimensions, true widths of mineralization, and the style of the deposits.

VGM and Goldcorp maintained a QA/QC program for the project. This comprised the submission of analytical SRMs, duplicates and blanks. QA/QC submission rates meet industry-accepted standards of insertion rates. No material sample biases were identified by the QA/QC programs.

The results of the QA/QC programs did not indicate any problems with the analytical programs. Accordingly, we have concluded that the drill core gold analyses are acceptably accurate and precise to support Mineral Resource and Mineral Reserve estimation.

Sample security has relied upon the fact that the samples were always attended or locked in the logging facility. Chain-of-custody procedures consisted of filling out sample submittal forms that were sent to the laboratory with sample shipments to make certain that all samples were received by the laboratory. Current sample storage procedures and storage areas are consistent with industry standards.

The quality of the gold analytical data is sufficiently reliable to support Mineral Resource and Mineral Reserve estimation and that sample preparation, analysis, and security are generally performed in accordance with exploration best practices and industry standards.

Mineral Processing and Metallurgical Testing

Extensive metallurgical studies were carried out on samples taken from the various Éléonore Mine ore zones. Most of the metallurgical testwork was completed during 2006–2010 as part of engineering studies. Additional paste backfill testing was performed in 2013.

Assumed life-of-mine gold recovery assumptions are based on appropriate testwork, and should average approximately 93% over the life-of-mine.

Mineral Reserve and Mineral Resource Estimates

Proven and probable gold mineral reserves as of June 30, 2017 totaled 3.8 million ounces, compared to 4.6 million ounces as of June 30, 2016. Mine depletion and resource model variance accounted for a decrease of 0.3 million ounces and 0.2 million ounces respectively, while engineering changes resulted in the reclassification of 0.3 million ounces into the measured and indicated mineral resource category.

The following table sets forth the gold Mineral Reserve estimations for the Éléonore Mine effective June 30, 2017:

Proven and Probable Mineral Reserves (1)(2)(3)(4)(5)(6)
Category	Tonnes (millions)	Grade (g/t)	Au (millions of ounces)
Proven	2.73	6.94	0.61
Probable	16.88	5.87	3.19
Proven + Probable	19.61	6.02	3.80

(1)	The Mineral Reserves are classified as Proven and Probable and are based on the CIM Definition Standards. Proven Mineral Reserves include stockpile material.
(2)	Based on a gold price of US$1,200 per ounce, an economic function that includes variable operating costs and metallurgical recovery of 93%, and a US$ exchange rate of C$1.30.
(3)	Global cut-off grade of 3.86 g/t. Total average US$ operating costs are $110.72 per tonne (mining: $55.72 per tonne; processing: $30.11 per tonne; G&A: $24.89 per tonne).
(4)	An overall dilution of 15% is applied to the stopes using zero grade outside stope shapes.
(5)	Mineral Reserves take into account a 95% mining recovery.
(6)	Numbers may not add up due to rounding.

Factors that can affect the Mineral Reserve estimates are: geological complexity causing under estimation of dilution; low recovery at the mill because of a possible change in the hardness of the rock or mineralogical characteristics; more water infiltration from the surface or underground than expected; in situ stress in the rock; rock burst; deviations in drill holes necessary to support production may cause more dilution; paste backfill strength; stope dilution and recovery factors, which are adjusted annually based on accumulated mining experience; stope stability is also an important factor with some stopes that have a range of span and thickness; and changes in commodity price and exchange rate assumptions.

The following table sets forth the gold Mineral Resource estimations for the Éléonore Mine effective June 30, 2017:

Measured and Indicated Mineral Resources (1)(2)(3)(4)(5)(6) (excluding Proven and Probable Mineral Reserves)
Category	Tonnes (millions)	Grade (g/t)	Au (millions of ounces)
Measured	3.67	7.65	0.90
Indicated	3.48	3.87	0.43
Measured + Indicated	7.16	5.81	1.34
Inferred	8.45	7.31	1.99

(1)	The Mineral Resources are classified as Measured, Indicated and Inferred, and are based on the CIM Definition Standards.
(2)

All Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves. Mineral Resources are not known with the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.

(3)	A minimum true thickness of 2.5 metres was applied for all Mineral Resource estimates, using the grade of the adjacent material when assayed or a value of zero when not assayed.
(4)

A top cut varying from 20 g/t and 100 g/t (6.5 g/t for the dilution envelope) was applied to assay grades prior to compositing grades for interpolation into model blocks using Ordinary Kriging, and was based on 2 metre composites within a block model made of 5 metre long x 5 metre wide x 5 metre high blocks. Average specific gravity is 2.77 grams per cubic metre.

(5)

Mineral Resources are reported using a 2.88 g/t gold cut-off grade, which is based on assumptions of a US$1,400 per ounce gold price, long-hole stoping underground mining methods, an exchange rate of C$/US$1.30, a life- of- mine metallurgical recovery of 93%, and a total mining cost of $110.72 per tonne (comprising the following cost: mining: $55.72 per tonne; processing: $30.11 per tonne; G&A: $24.89 per tonne).

(6)	Numbers may not add up due to rounding.

Diamond drilling is underway on the Éléonore Mine to convert the actual and growing Inferred Mineral Resources to Indicated Mineral Resources and if the program is proved successful and grade consistent with actual resource, it is possible that this work could increase the Mineral Reserves.

Key areas of uncertainty that may materially impact the Mineral Resource estimate include: geological complexity including folding and faulting of vein material between drill hole intercepts; commodity price assumptions; metal recovery assumptions; hydrological constraints; and rock mechanics (geotechnical) constraints.

Mining Operations

Open stope mining (down-hole drilling) and longitudinal retreat with consolidated backfill (paste backfill mixed with crushed waste rock) is utilized. A transverse open stope approach is used where the mineralized lenses are wider than 7 metres.

For mine scheduling purposes, the vertical extent of the orebody is subdivided into two parts: the upper part of the orebody located between 65 metres and 650 metres below surface (Upper Mine), and the lower part of the orebody located between 650 metres and 1,190 metres below surface (Lower Mine). Dividing the orebody into two parts has accelerated the production start-up.

Mining started from the 440 metre level and the 650 metre level. Production will be at the nominal rate of 5,000 tonnes per day with four mining horizons starting on the 230 metre level, 440 metre level, 650 metre level and 800 metre level. At this stage, it is expected that all the ore and waste of horizon 1 (65 metre level to 230 metre level) will be trucked to the surface; the ore and waste of horizons 2, 3 and 4 (230 metre level to 800 metre level) is hoisted up the production shaft.

Studies to increase and sustain the production rate will be conducted as more drilling information becomes available. Based on the current Mineral Reserves, the planned operation has a 10-year mine life. The mine plan is under evaluation for including the mining of the zone above 55 metres below surface (crown pillar recovery project), however economics do not currently support including this into mineral reserves.

The ramp is currently used as the air exhaust and will continue to do so when completed. The main ventilation raise is the Gaumond shaft. From the shaft, the air is distributed into two internal ventilation raises, one located in the North Zone and one in the South Zone, each of which will bring fresh air to work places. A ventilation on demand system is operational to direct ventilation to areas with human and vehicular activities, and once completed it will help to reduce this preliminary estimation.

The permanent pumping system is designed to be upgradable depending of the total water infiltration in the mine and also the mine plan. The system is designed to pump dirty water to the stations above and finally reach the surface. It consists of two main pumping stations (on the 400 metre level and 650 metre level).

Stope widths vary between 2.5 metres and 20 metres. Stopes have a maximum length of 25 metres, with a typical height of 30 metres between levels. Ground support consists of various combinations of rebar bolts, friction bolts, cables, screen and shotcrete depending on the rock quality and particular requirements of each heading.

Stopes are backfilled with paste fill. Unconsolidated backfill is used wherever is possible in order to avoid hoisting waste rock to the surface. The current paste backfill mixture consists of 70% mill tailings, 25% fine sulphide concentrate, and between 4% to 7% binder. The sulphide tailing concentration can be up to 25% without having effect on the paste strength. Crushed waste is typically added to the fill, so the percentage of the mill tailings decreases.

A fully-mechanized mining equipment fleet is used. Equipment includes scoop trams, dump trucks, mine service and personnel vehicles, jumbo drills, bolting platforms, scissor lifts, land cruiser and forklifts.

There is potential to extend the mine life and potentially sustain the 7,000 tonnes per day throughput rate if some or all of the Inferred Mineral Resources identified within the life-of-mine production plan can be upgraded to higher confidence Mineral Resource categories, and eventually converted to Mineral Reserves. Mineralization remains open at depth, with the deepest drill hole encountering mineralization at 1,400 metre depth; the current mine plan extends to 1,190 metre depth.

As part of day-to-day operations, Goldcorp continues to undertake reviews of the mine plan and consideration of alternatives to and variations within the plan. Alternative scenarios and reviews may be based on ongoing or future mining considerations, evaluation of different potential input factors and assumptions, and corporate directives.

Processing and Recovery Operations

The mill is designed to operate at 7,000 tonnes per day (2.55 Mt per year) for 365 days per year. The comminution circuit consists of three stages of crushing followed by a single stage of ball mill grinding. The primary crusher (jaw crusher), the secondary crusher (standard cone crusher) and the tertiary crushers are located at surface. Two short head cone crushers are needed to handle a 7,000 tonnes per day throughput. The fine-crushed ore is ground using a single-stage ball mill connected in a closed circuit with cyclones.

A portion of the cyclones underflow is being directed to a gravity concentration circuit consisting of a Knelson concentrator and an Acacia Reactor to recover liberated native gold.

Cyclone overflow (grinding circuit product) is directed to the flotation cells to separate the sulphides into a low-mass sulphur concentrate. A thickener controls the density of the flotation tail slurry. Flotation tails are leached with cyanide for 36 hours while going through five leach tanks. Flotation concentrate is thickened and reground so that 80% (P80) is smaller than 20 micrometres using a fine grinding mill; then it is pre- aerated with oxygen for 20 hours prior to being leached with cyanide for 30 hours in five additional leach tanks. The gold in solution is recovered in carousel CIP circuits (one for each leach circuit).

The carbon from each CIP circuit is stripped as required in a Zadra process, and the gold recovered from that final stage of the mineral processing circuit is poured into gold bars at regular intervals. The carbon is regenerated and returned to the CIP circuits for reuse.

The tails from each leaching circuit are detoxified in a conventional cyanide destruction circuit (SO2/Air), and then filtered. Finally, tailings can be added to the paste backfill. Non-sulphides tailings are stored in a covered shed before being transported by hauling truck to the tailings management facility.

The tailings facilities are completely lined, and are designed so that all water touching the tailings is collected and treated. The exposed surface of the tailings is kept to a minimum, made possible by the choice of filtered tailings that allows for progressive reclamation. The tailings design envisages a storage capacity of 26 Mt.

Infrastructure, Permitting and Compliance Activities

The James Bay region is surrounded by extensive hydroelectric facilities and associated infrastructure, the closest of which are the Sarcelle hydroelectric facility located 40 kilometres due west of the Éléonore Mine on the Opinaca Reservoir and the Eastmain Dam located 70 kilometres to the south. A 120 kilovolt overhead incoming transmission line with two 120/25 kilovolt 40/53/66.6 MVA oil step-down transformers supports the mining operation.

For the Éléonore Mine operations, the major issues identified include the potential impacts on the environment, the proper management of tailings and waste water, access (roads, airports), social acceptability and management of the post-reclamation site. Goldcorp is of the opinion that these issues have been addressed and mitigated through a combination of baseline data collection, appropriate engineering and project design studies, and public consultation. The Éléonore Mine operations currently hold all required permits to operate, including environmental permits.

The Éléonore Mine operations are located on traditional family territories of the Cree Nation of Wemindji, and within the Municipality of Eeyou–Isthee–James Bay. The Opinagow Collaboration Agreement was signed in February 2011.

Capital and Operating Costs

Capital and operating cost estimates were prepared by Goldcorp’s workforce. Capital cost estimates are based on a combination of the latest mine construction data and budgetary numbers/quotes provided by suppliers, and experience with similar-sized operations. The total life-of-mine capital estimate is US$462 million, comprising US$411 million of sustaining capital and US$51 million of expansionary capital.

Area	Life-of-Mine (US$ million)
Sustaining	411
Expansionary	51
Total	462

Operating cost estimates are based on the 2017 LOM budget, which includes estimates from first principles for major items and allowances or estimates for minor costs. An average overall unit cost of US$110.72 per tonne was estimated, comprising US$30.11 per tonne for processing, including backfill and tailings treatment and transportation, US$55.72 per tonne for mining, and US$24.89 per tonne for G&A. Exploration expenditures are not included in the operating costs.

Area	Life-of-Mine (US$ per tonne)
Process Plant	30.11
Mining Operations	55.72
G&A	24.89
Total	110.72

Exploration, Development and Production

The Éléonore mine has two shafts. The production shaft is the primary ore and waste handling system, with a nominal 8,500 tonnes per day hoisting capacity (17 hours per day). The production shaft has been in operation since 2016. The original hoisting installations in the Gaumond exploration shaft were decommissioned in 2017.

The processing plant had an average throughput of 5,278 tonnes per day in 2017 with a ramp-up period continuing to reach full production capacity, which is commensurate with the current Mineral Reserves.

2018 Outlook

Exploration drilling in 2018 will primarily target structures in the lower extensions of the ore body to convert Mineral Resources to Mineral Reserves.

At the Éléonore Mine, Goldcorp’s gold production guidance for 2018 is 360,000 ounces (+/- 5%).

The increase compared to 2017 is due to the continued ramp up of the mine. The production ramp-up to full capacity is expected to continue into 2018 with the anticipated addition of a fifth production horizon. A life of mine study is underway to determine the sustainable mining rate from the Roberto deposit.

SCHEDULE D - TECHNICAL INFORMATION UNDERLYING THE RENARD DIAMOND MINE

Most Recent Technical Report

The most recent technical report filed by Stonoway in accordance with NI 43-101 is entitled “Updated Renard Diamond Project Mine Plan and Mineral Reserve Estimate, Québec, Canada, NI 43-101 Technical Report” (the “Renard Technical Report”) dated effective December 31, 2015. Reference should be made to the full text of the Renard Technical Report. The Renard Technical Report is not and shall not be deemed to be incorporated by reference in this Annual Information Form. References to the “project” or “property”; refer to the Renard Diamond Mine as defined in the Renard Technical Report.

Information Contained in this Section

The Renard Diamond Mine, part of the Foxtrot Property, is 100% owned and operated by SDCI, a wholly owned subsidiary of Stornoway.

The technical information, tables and figures that follow have been derived from (a) the Renard Technical Report; (b) Stornoway’s most recent annual information forms as of the date hereof; and (c) various news releases publicly filed by Stonoway, and which may all be consulted under Stornoway’s issuer profile on SEDAR at www.sedar.com.

The technical information contained in this section has been reviewed and approved by Mr. Guy Desharnais, Ph.D., P.Geo, who is a “qualified person” for the purpose of NI 43-101. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein.

Except where otherwise stated, the disclosure in this section relating to operations on the Renard Diamond Mine is based on information publicly disclosed by Stornoway and information/data available in the public domain as at March 28, 2018 (except where stated otherwise), and none of this information has been independently verified by Osisko. Osisko considers that Stornoway has publicly disclosed all scientific and technical information that is material to Osisko.

As a holder of royalties, streams or other interests, Osisko has limited access to properties included in its asset portfolio. Additionally, Osisko may from time to time receive operating information which it is not permitted to disclose to the public. Osisko is dependent on the operators of the properties and their qualified persons to provide information to Osisko or on publicly available information to prepare required disclosure pertaining to properties and operations on the properties on which Osisko holds interests and generally has limited or no ability to independently verify such information. Although Osisko does not have any knowledge that such information may not be accurate, there can be no assurance that such third party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Osisko’s interest. Osisko’s interests often cover less than 100%, and sometimes only a portion of, the publicly reported Mineral Reserves, Mineral Resources and production of the property. Osisko shall not be held liable for any eventual misrepresentations in any scientific or technical information excerpted from any technical information publicly filed by Stornoway.

Summary and Project Status

The Renard Diamond Mine is 100% owned and operated by SDCI. The project is subject to a 2% direct royalty interest on diamonds, held by Diaquem. In addition, on July 8, 2014, the Renard Streaming Agreement for the Forward Sale of Diamonds was entered into by FCDC, a wholly owned subsidiary of SDCI, with Orion Stream I and/or the Renard Buyers. The Renard Streaming Agreement for the Forward Sale of Diamonds was amended on March 31, 2015. Copies of the Renard Stream Agreement and the amendment are available on SEDAR under Stornoway’s issuer profile on SEDAR at www.sedar.com. A summary of the Renard Streaming Agreement for the Forward Sale of Diamonds is disclosed in the annual information form of Stornoway dated February 23, 2017.

The project site is located in the James Bay region, central Québec, Canada, approximately 70 km north of the Otish Mountains and some 360 km north-northeast from the mining town of Chibougamau. The site is located at longitude 72°11' West and latitude 52°49' North; and benefits from an all year-round land and air access. Operations can be conducted year-round.

The execution plan proposes concepts and practices that are consistent with those in the Canadian diamond mining industry. The project design contemplates open pit mining of the Renard 2, Renard 3 and Renard 65 kimberlite pipes, followed by underground mining of the Renard 2, Renard 3 and Renard 4 kimberlite pipes by BHS. Ore will be processed initially at the process plant nameplate capacity of 2.16 Million tonnes per annum, and subsequently expanded to 2.5 Million tonnes per annum, with three stages of crushing and a concentration process in two different stages, namely an LDR process and a DMS. Each of the LDR and DMS will produce a concentrate that will be treated in a secure diamond recovery facility using diamond differentiation techniques based on magnetic, X-ray, laser Raman and ultra-violet technologies, with hand- sorting as the final de-falsing step to produce a nominally 98% diamond by weight product at final sorting. The non-diamond product generated by each of the LDR and DMS will be further sized, and the coarser size fraction (+6mm) will be recirculated through the HPGR (as defined herein) to release locked diamonds. Process plant design and equipment selections were based on bulk sample plant operational data, test work, experience from other operations and proven technology to minimize diamond breakage.

Supporting infrastructure includes an effluent treatment plant, potable water treatment plant, a power plant (comprised of seven natural gas generators of 2,050 KW each and three diesel-powered generators of 1,800 KW each), LNG and diesel tank farms, LNG regasification plant, 370 bed accommodation complex, a six-bay maintenance facility, mine offices, an explosive storage and handling area, a 1,494 metre gravel airstrip and telecommunication systems.

Processed kimberlite will be disposed of through a dry stack facility currently under construction and the management of surface runoff water is facilitated through a system of peripheral drainage ditches designed to direct runoff water to an excavated catch basin for treatment, if required, before release to the environment. Suspended solids are determined to be the main concern for water treatment. Storage capacity of the catch basin accommodates spring runoff and a 100 year return storm event. Mine operations incorporate a program of progressive reclamation that minimizes costs and allows timely monitoring of performance. Waste rock generated by mining will be re-introduced to the underground as backfill.

Cost estimates were established from first principles where appropriate, or from benchmarking against comparable projects, or derived from actual costs incurred during the first year of the project’s mining operations. Appropriate contingencies and mitigation allowances have been applied, and risk management and peer reviews were held during the construction and development process.

The Renard Technical Report describes a Mineral Reserve (as such term is defined in NI 43-101) estimate of 22.3 million carats (33.4 million tonnes at an average grade of 67 cpht), based on mining, processing and infrastructure already in place or on designs as detailed, and incorporating current geological and diamond revenue data. Inferred Resources are considered too geologically speculative to have mining and economic considerations applied to them and to be categorized as Mineral Reserves and are not included in the Renard Technical Report.

Stornoway completed a financial analysis for the Renard Diamond Mine, reflected in the Renard Technical Report. For the purposes of the Renard Technical Report financial model, net-present valuations are presented on net cash flow after operating costs, marketing costs, net of all royalties, costs incurred under the Mecheshoo Agreement, with the effective revenue impairment associated with the Renard Streaming Agreement for the Forward Sale of Diamonds, and on an unlevered basis. After-Tax NPV (7%) is estimated at $974 million, and $1,349 million on a pre-tax basis, in real dollar terms. Given the advanced nature of project construction, estimates of internal rate of return and payback period are not considered meaningful. After-tax NPV reflect the deduction of federal and Québec income taxes and applicable mining duties.

All elements of the project development plan, including the remaining required infrastructure, mine design, process plant design, waste disposal infrastructure and cost estimation, represent the current estimate for life of mine operations. The resulting information therefore met all of the applicable requirements for conversion of Indicated Mineral Resources to a Probable Mineral Reserve estimate (as such terms are defined in NI 43-101). The Probable Mineral Reserve estimate was determined in accordance with CIM Definition Standards classification. Considering the risks inherent in all kimberlite deposits, such as sampling for geological continuity, diamond grade and diamond revenue determination, the Indicated portion of the Mineral Resources is considered suitable for the estimate of Probable Reserve. The authors of the Renard Technical Report recommend to perform additional work in order to reduce the uncertainties in the geomechanical and design analysis and to continually review these analysis to ensure they remain valid over time. They also recommend to test processed kimberlite material post production to confirm geochemical classification. There is no certainty that the Renard Technical Report will be realized.

Property Description and Location

The Renard Diamond Mine is part of the Foxtrot Property situated in the Monts Otish (Otish Mountains) region of the province of Québec, Canada, 820 km north of the city of Montreal and 360 km north-northeast of the mining town of Chibougamau. The principal access point for employees, contractors and visitors to the project is via the Renard airport, specifically built for the use of the Renard Diamond Mine and located along the Renard Diamond Mine access road 10 km away from the Renard Diamond Mine gate, with goods and services delivered to site by road on the all-weather Renard Mine Road/Route 167 Extension, the construction of which was completed by Stornoway in 2014. The closest settlement is Témiscamie, on the shore of Lac Albanel. The regional centre of Chibougamau acts as staging posts for the trans-shipment of materials and personnel. Power is currently provided to the construction site via diesel generators, however a power plant (comprised of seven natural gas generators of 2050 KW each and three diesel-powered generators of 1800 KW each) was constructed on the Renard Diamond Mine site to provide for future power requirements of the mine. Daily deliveries of LNG by tanker truck from Montreal are made possible by the all-season Renard Mine Road/Route 167 Extension to the Project. On site LNG storage capacity is rated at 10 days of supply at full project production.

The claims comprising the Foxtrot Property are registered in the name of SDCI as a 100% interest and at the effective date of the Renard Technical Report, all claims were reported to be in good standing.

The claim holder has the exclusive right to search for all mineral substances in the public domain, with the exception of petroleum, natural gas, brine and loose surface materials. Claims are valid for a two-year period and can be renewed every two (2) years. Renewal fees are fixed by regulation. In order to maintain tenure, exploration work equivalent in amounts also determined by regulation are required depending on the number of terms of renewal a claim has undergone. Table 1.1 details the work requirements per renewal period north of the 52 parallel as set by regulation at the time of the Renard Technical Report. When the work carried out is insufficient, or if work was not carried out, the titleholder may pay an amount equivalent to the required amount in lieu of work. Alternatively, work expenditures that are in excess of the amount required for the term on a claim can be transferred to other contiguous claims that are within 4.5 km of its radius or can be credited towards future renewals.

Table 1.1: Work Requirement per Renewal Period

Term	Surface area of claim
	Less than 25 ha	25 to 45 ha	More than 45 ha
1	$48	$120	$135
2	$160	$400	$450
3	$320	$800	$900
4	$480	$1,200	$1,350
5	$640	$1,600	$1,800
6	$750	$1,800	$1,800
7 or more	$1,000	$2,500	$2,500

Mining Lease BM 1021 was granted to SDCI on October 16, 2012, is valid for a period of 20 years (with three 10-year renewal periods and for 5-year renewal periods thereafter), and, at the time of the Renard Technical Report, was subject to annual payments set at $46.50/ha. This mining lease encompasses the mine site and surface operations (excluding the processed kimberlite containment area).

The surface lease number 1303 10 000 encompassing the processed kimberlite containment area was also granted on October 16, 2012, and at the time of the Renard Technical Report had yearly renewal fees at $94/ha. A number of additional surface leases were granted to SDCI to cover various requirements of the Renard Diamond Mine.

SDCI holds a 100% interest in the poperty, subject to a 2% direct gross revenue royalty on future life of mine diamond production in favour of DIAQUEM Inc.

Environment

The Renard Diamond Mine is located in a region with a subarctic climate. Temperatures range from summer maximums of +35°C to winter minimums of -45°C. Abundant precipitation falls in the form of rain and snow. Total annual precipitation averages around 80-100 cm. Operations can be conducted year-round.

The James Bay region is divided into four distinct bioclimatic domains, in the following succession from south to north: the balsam fir-white birch domain; the spruce-moss domain; the spruce-lichen domain; and the forest tundra domain. The Renard Diamond Mine study area is located in the spruce-lichen domain. In this domain, black spruce punctuates the carpet of lichen, while jack pine and balsam fir reach the northern limit of their distribution range.

Within the Renard Diamond Mine study area, wetlands represent only 3% of the plant communities. They consist of small ombrotrophic bogs, swamps and patterned fens that cover at the most a few hectares each. The presence of 14 fish species has been confirmed within the project study area. Among these, five species are of interest for sport fishing: northern pike, lake white fish, brook trout, lake trout and burbot. White sucker, pearl dace and brook trout are the most abundant species in the area.

Topographic relief within the Foxtrot Property consists of steep-sided hills with rounded tops separated by muskeg-covered valleys. Elevations range between 450 masl and 550 masl. Lakes, ponds and small rivers are common.

The Renard Diamond Mine study area is located on Trapline M-11, which covers the entire Foxtrot Property. Subsistence hunting is practiced by Crees in this area and targets mainly moose and waterfowl.

Government and Social License

The Foxtrot Property is located within the region of Northern Québec governed by the JBNQA, a land claims agreement executed by the government of Québec, the government of Canada, the Grand Council of the Cree of Québec (Eeyou Istchee) and the Northern Québec Inuit Association, among others. This agreement defines the social and environmental protection regimes for the regions of James Bay and Nunavik. The JBNQA provides for three categories of land, Categories I to III, each with specifically defined rights. Category III lands are public lands where Cree communities have certain rights, particularly in regard to trapping, hunting, fishing and the development of outfitter operations. Members of the Cree Nation of Mistissini undertake hunting, fishing and trapping activities within the Foxtrot Property, with the Renard Kimberlite Pipes occurring in an area known to them as “yuus-kanchiisu-saakahiikan” (mild rock Ptarmigan Lake). More specifically, the Renard Kimberlite Pipes lie within the Cree Nation of Mistissini trapline area designated as M-11.

In February 2002, Québec and the Cree Nation signed a fifty year political and economic agreement known as La Paix des Braves. The Grand Council of the Cree of Québec (Eeyou Istchee) is the political body that represents approximately 14,500 Crees of Eastern James Bay and Southern Hudson Bay in Northern Québec. The Grand Council of the Cree of Québec (Eeyou Istchee) has twenty members: a Grand Chief and Deputy-Grand Chief elected at large, the chiefs elected by each of the nine Cree communities of the territory, and one other representative from each community. The Cree Nation of Mistissini is the largest Cree community with 3,500 residents.

On July 24, 2012, the Crees of Eeyou Istchee and the Gouvernement du Québec signed the Agreement on Governance in the Eeyou Istchee James Bay Territory. This agreement provides for the James Bay Regional Government replacing the Municipalité de Baie-James. The James Bay Regional Government is responsible for the management of Category III lands and exercises the same jurisdictions, functions, and authority on Category III lands in the Eeyou Istchee James Bay Territory as those formerly attributed to the Municipalité de Baie-James. The James Bay Regional Government is directed by a Council composed of 11 Cree representatives (the Grand Chief of the Cree Nation Government along with ten other designates from elected members of the Council of the Cree Nation Government), 11 Jamésien representatives (designated from among elected members of the councils of the enclave municipalities and the non-Crees residing within the James Bay Regional Government’s territory), and one non-voting representative of the Québec government. Authorizations and permits required for the development of all industrial projects are provided by the James Bay Regional Government.

Since the early stages of the Renard Diamond Mine, Stornoway has developed and maintained significant communications and relations with stakeholders including: the Cree Nation of Mistissini, the Grand Council of the Crees (Eeyou Istchee), tallymen of Trapline M11 and the towns of Chibougamau, Chapais and the Municipality of James Bay. Public meetings, field visits, meetings with chiefs or mayors, environmental exchange group meetings, and business meetings with contractors and suppliers are amongst the many activities held by Stornoway on a regular basis. Stornoway has opened offices in Mistissini and Chibougamau to facilitate communications with these parties.

In March 2012, Stornoway completed negotiations with the Cree Nation of Mistissini, the Grand Council of the Crees (Eeyou Istchee) and the Cree Regional Authority on the Mecheshoo Agreeement. The Mecheshoo Agreement is a binding agreement that will govern the long-term working relationship between Stornoway and the Cree parties during all phases of the Renard Diamond Mine. It provides for training, employment and business opportunities for the Crees during project construction, operation and closure, and sets out the principles of social, cultural and environmental respect under which the project will be managed. The Mecheshoo Agreement includes a mechanism by which the Cree parties will benefit financially from the success of the project on a long term basis, consistent with the mining industry's best practices for engagement with First Nations communities.

In July 2012, Stornoway executed the Declaration of Partnership with the communities of Chibougamau and Chapais in the James Bay Region of Québec. The Declaration of Partnership is a statement of cooperation between the partners for the responsible development of the Renard Diamond Mine based on the principles of environmental protection, social responsibility and economic viability. The Declaration of Partnership includes provisions to set up a Renard Liaison Committee that will address issues of mutual interest such as communication, employment, and the economic diversification of local communities. In particular, the committee will oversee initiatives to attract and retain new residents to the towns of Chibougamau and Chapais.

Permitting

The Renard Diamond Mine was subject to the provincial and federal environmental and social assessment and review process under the JBNQA, the Environment Quality Act (Québec) and the CEAA. On December 28, 2011, Stornoway filed an Environmental and Social Impact Assessment meeting the requirements of the provincial and federal Environmental and Social Impact Assessment guidelines and following that submission, public hearings on the project were held by the federal Canadian government and Québec government in June and August 2012, respectively.

On December 4, 2012, Stornoway received the global Certificate of Authorization for the Renard Diamond Mine from the Québec Ministère du Développement durable, de l'Environnement et de la Lutte contre les changements climatiques, which certificate was periodically amended since then as the engineering and development plans of the Renard Diamond Mine refined. The Certificate of Authorization represents the principal regulatory approval that was required to commence mine construction. On July 12, 2013, Stornoway received a positive Environmental Assessment Decision for the Renard Diamond Mine from the CEAA.

Under the Québec Mining Act, the holder of mining rights has the responsibility to rehabilitate and restore the lands on which exploration and/or development activities have been carried out. This work must be completed in accordance with a restoration plan pre-approved by the MERN. In December 2012, Stornoway received approval from the MERN of the Renard Closure Plan. Under the Québec Mining Act, a financial guarantee must be submitted to the MERN to guarantee 100% of the rehabilitation costs of a mining project, in accordance with a payment schedule prescribed by applicable regulation. On August 29, 2014, Stornoway arranged for a surety bond of up to $15.2 million to provide a financial guarantee to the MERN with respect to the Renard Closure Plan. The obligation to pay the first tranche of $7.6 million was met in August 2014; the second installment of $3.8 million was met in August 2015 and the third and last installment in August 2016.

Since the beginning of the construction phase of the Renard Diamond Mine in July 2014, various additional operating permits have been sought for site specific activities under the authority of the overall global authorizations.

Project Geology

The project area is located on the south-eastern portion of the Superior Structural Province, bordered by Proterozoic rocks of the Labrador Trough in the east and the Grenville Province in the south. This portion of the Superior Craton is sometimes referred to as the “Ungava Craton”. Proterozoic rocks of the Labrador Fold Belt in the east, the Cape Smith Fold Belt in the north and the Grenville Province in the south surround the project area. Northern portions of the Project area consist of north-northwest trending, plutonic and gneissic terranes. Based on metamorphic grade, mineralogy, lithology and aeromagnetic observations, the terranes appear to vary in width from 70 km to 150 km.

The Foxtrot Property is situated between the La Grande greenstone (volcanic) belt to the north and the Eastmain greenstone (volcanic) belt to the south. Granite-gneiss and retrograde granulite gneiss are the predominant lithologies, with lesser amounts of granite and granodiorite. Contained within the gneiss are relict metasedimentary and metavolcanic rock assemblages along with associated mafic and ultramafic intrusive rocks. The Otish Mountain and Mistassini groups of Proterozoic, clastic, metasedimentary rocks overlie the Archean lithologies, marginal to the Grenville Province. Mafic and ultramafic intrusive rocks of variable affinities are more common in the southeast than in the southwest.

Granite-gneiss and retrograde granulite gneisses of sedimentary origin are the predominant lithologies in the property area; however, lesser granite and granodiorite may also be present. The gneisses may contain relict metasedimentary and metavolcanic rock assemblages, as well as associated mafic and ultramafic intrusive rocks. Minor linear belts of supracrustal metavolcanic rocks occur throughout the area, generally trending east-west or west-northwest. Northwest-trending, Proterozoic Mistassini Swarm diabase and gabbro dykes up to 30 m wide cross-cut all lithologies. Isolated outliers of Proterozoic clastic metasedimentary rocks are present in the area.

Metamorphic grade within the Foxtrot area is primarily amphibolite facies with local granulite facies being reported near Lac Minto. Higher-grade lithologies in the north are interpreted as supracrustal relicts dating to 3.1 Ga. Granite and granite gneiss are dated at 2.7 Ga and local felsic and intermediate intrusive rocks are dated at 2.5 Ga.

There are five known episodes of kimberlitic volcanism in Québec; from south to north, the kimberlite fields are Témiscamingue, Desmaraisville, Otish, Wemindji and Torngat. The Renard Cluster is considered to be part of the 550 to 641 Ma Otish kimberlitic volcanic event.

Quaternary glacial cover in the area was controlled by the New Québec Ice Divide. From the divide, ice flowed north and northeast toward Ungava Bay and west to southwest toward Hudson Bay. Glacial lineaments are well developed and widespread. Glacial overburden within the Foxtrot Property can be up to 34 m thick, but is on average 10 m thick in the area of the Renard Cluster. Glacial deposits consist of till, eskers, moraine and post-glacial sediments, and their orientation reflects ice transport from the north-northeast.

Exploration

All exploration has been carried out by Stornoway and its predecessor companies.

Since the inception of the Foxtrot Project, approximately 12,000 heavy mineral samples have been collected over a 400,000 km2 area of which some 8,140 lie within the current land holdings. Since 2000, approximately 274 ground magnetic surveys (2,486 line kilometres), 204 ground electromagnetic surveys (328 line kilometres) and 37,450 line kilometres of airborne geophysical surveys have been completed on the Foxtrot Property.

Structural mapping was undertaken in 2004 and 2006 to identify structural controls that could help locate more kimberlitic intrusions or dykes. The program results proved to be inconclusive. Geological mapping in October 2010 was to identify large-scale feature of interest interpreted from geophysical data and aerial photographs. Overburden in targeted areas was cleared to expose the bedrock for mapping. The program was successful in highlighting two large faults and two smaller ones within the proposed mine site.

Sampling trenches excavated on Renard 4, Renard 65, Lynx, Hibou, and the North Anomaly were mapped in detail prior to sampling. Mapping was undertaken with grid control and reference points were surveyed by a registered surveyor.

During the underground bulk sampling program at Renard 2 and Renard 3, geological mapping was completed on all workings. The face was mapped after each round during the development of the ramp and drifts and, after the underground excavation was completed, the ramp and drift walls were mapped in the kimberlites.

Mineralization

There are two types of diamond deposits: primary and secondary. Primary deposits are those in which the diamonds remain inside the original host rock (usually kimberlite) that conveyed them to the surface. Secondary deposits are formed when the diamonds are eroded from the host rock and concentrated by the action of water into alluvial deposits (in rivers) or marine deposits (in beaches). The Renard kimberlites are primary deposits emplaced into granitic and gneissic host rocks. Extensive sampling programs conducted between 2001 and 2014 have demonstrated that the kimberlites contain diamonds of potential economic interest.

As of the date of the Renard Technical Report, nine kimberlite pipes have been identified over a 2 km2 area in the Renard Cluster (Renard 1 to Renard 10; with Renard 5 and Renard 6 forming one body, referred to as Renard 65). The kimberlite pipes are typically spaced between 50 m and 500 m from each other. Geophysical data and drill information from delineation and bulk sampling programs indicate that, in general, most of the Renard kimberlites are irregular and elliptical in plan view. Surface areas of the kimberlite portion of the pipes range from 0.1 ha to 2.0 ha. The Renard 2015 Mineral Resource Estimate describes Indicated/Inferred resources for the Renard 2, Renard 3, Renard 4, Renard 9 and Renard 65 pipes. The Renard 1, Renard 7 and Renard 10 pipes may have economic potential and are classified as TFFE. Two laterally extensive kimberlite dyke systems, known as the Lynx and Hibou dykes, have been identified to the west and northwest of the pipe cluster, respectively. Portions of both dykes are included in the mineral resource estimation. Additional dyke-like kimberlites have been discovered elsewhere on the property. These are not included in the Mineral Resource estimation but may warrant additional work at a later date.

The Renard kimberlite pipes comprise diatreme-zone to root-zone kimberlites, with overall similar internal geologies. These pipes can be classified as “typical” South-African-style kimberlites, and contain a variety of phases that are distinguishable from one another by differing macroscopic and microscopic properties as well as diamond grades. In most pipes, with the exception of Renard 3 and Renard 10, the dominant phase is a massive volcaniclastic kimberlite that can be classified as tuffacitic kimberlite breccia. In general, these tuffasitic kimberlite breccias are extensively altered and have a massive texture. They consist of varying amounts of olivine, juvenile clasts and country rock xenoliths that are poorly sorted, typically loosely packed and less commonly clast supported, all set within a highly altered interclast matrix. In many pipes an additional pipe-filling phase is present that is typically a more coherent or transitional kimberlite characterized by lower country rock xenolith content and higher olivine content set within a crystalline to semi-crystalline groundmass. In all bodies, hypabyssal kimberlite is present as both dykes and irregularly shaped intrusions that are found within each pipe infilling phase, between contacts of phases and along pipe margins. These are typically considered later stage intrusions. The hypabyssal kimberlite intrusions can vary in thickness from a few centimetres to several metres and, in the case of the Lynx and Hibou dyke system, for example, can be laterally extensive.

The Renard pipe-like bodies are all associated with extensive cracked country rock created during the emplacement event and, with the exception of Renard 3 and Renard 8, have a significant marginal CRB. The cracked country rock consists of both broken and solid country rock with small amounts of HK dykes and veins throughout, and minor zones containing kimberlite-derived constituents. The CRB typically lies between the main kimberlite units and the cracked country rock, and is characterized by dominantly broken and pulverized clast-supported country rock, with an overall dilution of 95% or greater. CRB contains up to 5% of kimberlitic components, present as olivine, rare altered magmaclasts and very rare garnet xenocrysts in the breccia matrix. The CRB contains a significant amount of additional diamond-bearing kimberlitic material, in the form of late-stage, cross-cutting HK dykes, and helps to define the pipe shape.

Previous U-Pb dating of groundmass perovskite in HK dykes within Renard 1 suggested an emplacement age of 631.6 +/- 3.5 Ma. Recent data obtained for the main rock-types in Renard 2 and Renard 3 using the same method suggest an emplacement age of 640.5 +/- 2.8 Ma.

Drilling

All drilling has been carried out under the control of Stornoway and predecessor company Ashton Mining Canada Inc. A total of 900 drill holes (132,719 m) has been drilled on the property since 2001, comprising 36 RC holes (6,151 m) and 631 exploration core holes (120,994 m), 35 geomechanical holes (3,471 m), 133 geotechnical holes (1,219 m) and 64 hydrogeological holes (884 m). Total surface drilling on a year-to-year basis for exploration work is summarized in Table 1.2. During 2007, and as part of the underground bulk sample work, 22 holes were drilled from underground on Renard 2 (1,508 m) and 21 holes from underground on Renard 3 (874 m). These 43 holes are included in the totals above, and in Table 1.2.

Vertical and angled holes were drilled through the kimberlite bodies, from which three dimensional geological models were constructed for resource estimation. Drilling intersections are therefore not related to true thickness of mineralization.

Between 2001 and 2002, drilling was completed for early-stage, exploration-focused programs for all the bodies except for Renard 9 and Renard 10, which were discovered in 2003 and 2005, respectively. From 2003, drilling was used primarily to support advanced-stage project evaluation and deposit delineation by providing bulk and mini-bulk samples. Target exploration drilling was undertaken between 2001 and 2010. Drilling in 2011 and 2012 was focussed on collecting data to support the proposed mine plan and infrastructure design, and drilling in 2014 concentrated on the Renard 2 kimberlite.

Table 1.2: Summary of Exploration Drill Programs

Program by Year	Number of Core Holes	Number of Extended Holes	Drilled Metres (core)	Number of RC Holes	Drilled Metres (RC)
2001	6	0	554	0	0
2002	33	0	4,688	0	0
2003	71	0	12,642	0	0
2004	104	0	17,699	23	4,157
2005	137	3	25,914	0	0
2006	90	1	11,343	5	805
2007	95	3	12,243	8	1,189
2008	16	0	2,160	0	0
2009	29	5	16,506	0	0
2010	12	2	5,209	0	0
2014	38	0	12,036	0	0
Total	631	14	120,994	36	6,151

Of the exploration drill holes listed above, 497 holes totalling 101,078 m were used in the Renard 2015 Mineral Resource Estimate (totals therefore exclude work on Renard 1, Renard 7, Renard 8 and Renard 10 as they do not contain “mineral resources” as defined by NI 43-101 and related documents).

All exploratory borehole locations were verified by hand-held GPS units with no differential correction. Exploration drill hole azimuths and inclinations are set using a compass and protractor, respectively. Final exploration borehole inclinations are surveyed using an “acid test” system. Delineation and mini-bulk hole collar locations are determined by a registered surveyor using GPS equipment with sub-centimetre accuracy. The downhole track of core holes drilled at Renard 2, Renard 3, Renard 4, Renard 65, Renard 7, Renard 8, Renard 9, and Renard 10 were surveyed with borehole survey instruments to determine the azimuths and inclinations. All the core holes drilled on the property are surveyed for magnetic susceptibility.

While drilling for delineation or mini-bulk samples, detailed geotechnical observations have been recorded from exploration drill core. All holes are logged for geotechnical parameters such as total core recovery, rock quality designation, intact rock strength, weathering/alteration, joint orientation, joint condition rating and fracture frequency in order to obtain rock mass quality values. Beginning in 2009, holes have been drilled to produce oriented core for the purpose of obtaining orientation data from the core. Azimuth (Alpha) and inclination (Beta) measurements for all fractures in the oriented drill core were recorded to aid in the development of a geotechnical model of the project site.

Sample Preparation, Analyses and Security

Three basic levels of progressively larger diamond sampling procedures are summarized below (caustic fusion sampling, mini-bulk sampling and bulk sampling), followed by descriptions of the comparable core, reverse circulation, trenching and underground sample programs. Determining the moisture content of each sample prior to processing through caustic fusion, DMS or bulk density is necessary to allow an accurate dry weight of the kimberlite to be calculated. The dry bulk density database comprises 2,127 bulk density records, consisting of 1,672 measurements from drill core and 455 from bulk sampling. When multiple measurements from the same sample, and multiple subsamples from the same rock are averaged, and the laboratory quality control checks removed, there are 1,770 spatially discrete density samples. Density variations did not show a correlation with country rock dilution, nor was there a clearly demonstrable change of density with increasing depth in the kimberlite pipes.

Caustic Fusion Sampling: The caustic fusion process is used to evaluate, characterize and correlate the diamond potential of individual kimberlite lithologies, and to provide data to facilitate the grade estimation process. The objective of this type of test is to extract all diamonds greater than 0.1 mm in size, through chemical dissolution of the host rock sample. Individual samples may vary in size from a few kilograms to hundreds of kilograms, depending on the available material and the specific purpose of the testing.

Kimberlite may be collected from drill core, float boulders, subcrop, outcrop, underground exposures and subsamples of material in a process facility or a combination thereof. Kimberlite is collected, described and recorded by the site geologists following protocols in place at the time. Samples are individually numbered, weighted, sealed in a tamper-resistant container appropriate for the volume of material, and transported to the test facility by a combination of charter aircraft and commercial couriers. Individual sample results from comparable kimberlite units may be merged together to provide larger, statistically more representative, samples.

During the Renard Diamond Mine exploration programs, microdiamonds were recovered by one internal facility situated in North Vancouver, British Columbia (owned and operated by Stornoway) and four external unrelated commercial facilities: Microlithics Laboratories Inc. located in Thunder Bay, Ontario; SRC, Saskatoon, Saskatchewan; TBMPL (owned and operated by Kennecott Canada Exploration Inc.), Thunder Bay; Ontario; and, SGS Lakefield Research Ltd. in Lakefield, Ontario.

Mini-Bulk Sampling: Although there is no formal industry-accepted definition of a “mini-bulk” sample, many companies would agree that the term is generally used to refer to the processing of kimberlite material up to several tens of tonnes. This material may be derived from drill core, RC chips, boulders, subcrop, outcrop, trenches or underground workings. Mini-bulk samples are usually processed through DMS equipment that, depending on specifications and diamond recovery objectives of a particular program, may be configured to recover diamonds of greater than 0.5 mm, 0.85 mm or 1.18 mm on square-mesh screens. In some cases caustic dissolution or other extraction techniques may be utilized to recover the diamonds. All of Stornoway's mini-bulk samples were processed through DMS equipment, and the diamond content is based upon stones retained on either 1.18 mm square-mesh screens or +1 DTC screens. Stornoway's mini-bulk sampling programs have used drill core, RC chips, boulders, and surface trenches to source kimberlite material.

Bulk Sampling: Although there is no formal industry-accepted definition of a “bulk” sample, many companies would agree that the term is generally used to refer to the processing of kimberlite material exceeding several tens of tonnes. This material may be derived from drill core, RC chips, boulders, subcrop, outcrop, trenches or underground workings. Bulk samples are usually processed through DMS equipment that, depending on specifications and diamond recovery objectives of a particular program, may be configured to recover diamonds of greater than 0.85 mm or 1.18 mm on square-mesh screens. In some cases larger screen sizes or other extraction techniques may be utilized for diamond recovery. All of Stornoway's bulk samples reported herein comprise either surface trench or underground sample material, and were processed through DMS equipment. The reported diamond content is based upon stones retained on either 1.18 mm square mesh or +1 DTC screens.

Certain drill core collected during historical drill programs was composited and treated for macrodiamond recovery. RC chip sampling programs were undertaken with objectives that varied from collecting a large amount of kimberlite to create representative samples, to characterizing the grade over various depth intervals, to regular sampling intervals. Since 2005, several thousand tonnes of kimberlitic material have been excavated from trenches on the Renard 4 and Renard 65 bodies and Lynx, Hibou and North Anomaly dykes. Macrodiamond sample results are summarized in Table 1.3.

Table 1.3: Summary of Macrodiamond Sampling Results

Kimberlite Body	Sample Type	Year	Number of Samples	Weight (dry t)	Total Carats (+1 DTC)
Renard 1	Drill Core	2002	1	0.3	0.00
	Drill Core	2003	11	10.0	0.73
	Drill Core	2014/2015	4	2.9	0.02
Renard 2	Drill Core	2002	7	5.0	3.29
	Drill Core	2003	8	8.6	5.24
	Drill Core	2004	9	12.5	13.45
	Drill Core	2005	16	6.7	4.96
	Drill Core	2006	7	2.8	2.71
	RC Chips	2004	12	171.2	146.96
	RC Chips	2007	15	86.8	70.95
	Underground	2006/2007	15	2448.8	1601.94
	Underground (drums)	2014/2015	7	1.4	1.77
	Drill Core	2014/2015	71	54.6	44.65
Renard 3	Drill Core	2002	5	4.9	6.47
	Drill Core	2004	13	13.8	13.66
	RC Chips	2004	10	157.0	185.11
	RC Chips	2007	13	59.4	34.86
	Underground	2006/2007	13	2113.7	2799.85
Renard 4	Drill Core	2002	6	4.8	2.94
	Drill Core	2003	15	12.4	5.32
	Drill Core	2004	36	32.4	13.62
	Drill Core	2005	1	0.5	0.48
	RC Chips	2004	17	141.8	53.23
	RC Chips	2006	14	41.4	33.21
	Surface Sample	2004	2	1.8	3.09
	Surface Sample	2005	6	9.8	17.76
	Surface Sample	2006/2007	7	2104.2	2721.88

Renard 65	Drill Core	2002	2	0.8	1.19
	Drill Core	2003	23	19.8	8.47
	Drill Core	2004	22	17.9	4.05
	RC Chips	2004	18	149.6	32.50
	Surface Sample	2007	2	266.0	51.77
	Surface Sample	2012	1	5080.8	963.38
Renard 7	Drill Core	2005	4	4.1	0.10
	Drill Core	2014/2015	3	2.3	0.00
Renard 8	Drill Core	2005	4	6.1	0.47
	Drill Core	2014/2015	2	1.4	0.03
Renard 9	Drill Core	2004	6	6.0	5.65
	Drill Core	2005	4	6.2	6.38
	RC Chips	2006	19	70.3	35.84
	RC Chips	2007	5	27.3	11.97
Renard 10	Drill Core	2014/2015	3	1.7	0.00
Hibou	Surface Sample	2005	5	19.8	4.68
	Surface Sample	2006	2	31.4	39.53
	Surface Sample	2008	1	543.9	781.41
Lynx	Surface Sample	2003	3	3.9	4.46
	Surface Sample	2004	2	10.3	14.92
	Surface Sample	2005	6	34.7	42.33
	Surface Sample	2007	3	494.3	528.93
North Anomaly	Surface Sample	2006/2008	3	46.4	44.90

Four DMS process facilities have been used as primary macrodiamond extraction laboratories during the Renard exploration programs to date: two separate third party commercial facilities (a 10 tonnes per hour plant owned by TBMPL and a 1.5 tonnes per hour plant operated by Microlithics) and two facilities owned and operated by Stornoway (a 5 tonnes per hour plant in North Vancouver, British Columbia and a 10 tonnes per hour plant at Camp Lagopède, Québec).

Diamond bearing concentrates generated by DMS processing of underground bulk samples, large tonnage trench samples and RC chip samples from the Renard Diamond Mine were all subjected to final processing at Stornoway’s North Vancouver laboratory facilities. The diamond recovery circuit includes a sizing circuit, an X-ray flow-sort machine and grease table equipment. All processing of concentrates was undertaken in secured, controlled access, closed-circuit TV monitored areas of the North Vancouver facilities. DMS operations, post-processing treatment of DMS concentrates, observing, and post-observation handling of concentrates and diamonds, from 2004 to the present, were conducted under approved security protocols and procedures, which include but are not limited to:

•	Chain of Custody documentation;

•	Dual locking containers;

•	Uniquely numbered, single use, tamper resistant seals;

•	Monitoring and control of sample weights;

•	Limited access or dual access to certain laboratory premises;

•	Closed-circuit TV surveillance; and

•	External (third party) security guards.

Comparative analysis of diamond size distribution is checked against historical and external laboratory results. Data collected from the various exploration, mini-bulk, and sampling programs were collated into an SQL Server relational database where access is restricted to the database administrator only. The database is stored on the server in the North Vancouver office, with backups being performed every day. Processing and diamond results hard copy data are stored in fire resistant filing cabinets in the North Vancouver office as are hard copy data of the Renard core field logging. In addition, these hardcopies have been scanned as digital PDF files which are stored on the server.

QA/QC programs conducted by Stornoway include:

•	Blind spiking of samples in processing;

•	Blind spiking of samples in observing;

•	Regular testing of all machines and equipment;

•	Calibration and verification procedures;

•	Routine audits of non- observable fractions and reject materials;

•	Use of internal standards and reference materials;

•	A record- keeping system of documentation, which retains in archives all original records and data, with all amendments clearly marked, initialled and dated for reference;

•	Corrective actions which are implemented immediately when any aspect of laboratory analysis, or chain of custody documentation does not conform to procedural standards;

•	The investigation and verification of any result which appears to be a potential statistical anomaly, to ensure laboratory results fit within the geological context; and

•	Use of external laboratories for check samples including QP visits.

As part of the independent expert review, the following verification checks were conducted on the Foxtrot Property:

•	Site visits from March 5 to March 8, 2009; August 21, 2012; July 29 to July 31, 2014; and April 20 to April 22, 2015

•	Review of the surface and underground geological and mineralization interpretations;

•	Review of the historic and current exploration programs;

•	Review of deposit model;

•

Review of data that are supporting Mineral Resource models. The review covered drill core inspection, review of core logging, sampling and assay protocols and methods, and review of sample security measures and sample storage;

•	Review of QA/QC data protocols and methods, data integrity and validation of RC, drill core and underground data, and

•	Review of diamond valuation methodologies.

Independent samples were not collected and treated since this is not practical for diamond sampling. Stornoway’s published and practiced procedures for collection of data in the field and transposition of these data into data “products” to support resource evaluation work and initial costing exercises meet industry best practice guidelines.

These data have been collected, compiled and analyzed by a combination of methodologies in order to cater to the spatial distribution of sampling and the amount of information available for each kimberlite domain in each body.

Unlike commodities such as gold or base metals, diamonds do not have a standard value per unit weight that can be used to calculate value of a deposit. A one carat diamond can be worth from less than one dollar to tens of thousands of dollars, depending on the shape, colour and quality. A parcel of diamonds must be individually examined to establish an average value. While diamond values also vary over time, the trend has been towards an increase with time. Multiple valuations from different professional diamond valuers, or diamantaires, are necessary, and are usually averaged to give an estimate of the probable true price of the goods in question. Diamond price estimates can differ between valuers by as much as ± 20%. This is especially so on smaller parcels of diamonds. These differences are simply due to the fact that different diamantaires will perceive the value of a stone or parcel of stones differently. Their price guidelines will differ somewhat as well.

A cumulative 8,315.58 carat diamond parcel acquired by bulk sampling underground, trench sampling and RC drilling completed by Stornoway between 2003 and 2007 was used for value modelling. In a valuation exercise, it is necessary to involve a number of diamantaires to obtain a range of valuations that can be averaged to get an accurate price estimate and to use these data to model an average price. Often, in early stage evaluations of diamond projects, diamond price modelling is undertaken. In price modelling, the small sample size is compensated for by estimation of what the diamond population in a larger sample would be. By doing this, the valuer attempts to predict the likelihood of finding larger stones and what their effect on the overall value of the parcel would be and, as such, estimate more closely what the run-of-mine value would be. Modelling involves study of the diamond parcel on hand, including size distributions and valuations, to statistically estimate the upper and lower limits of a production parcel at certain confidence levels based upon the small parcel on hand. To accomplish this, Stornoway contracted WWW IDC to obtain valuations and perform price modelling. WWW IDC are recognized international leaders in this field.

Mineral Resources and Mineral Reserves

Renard 2015 Mineral Resource Estimate

Following a 2014 deep directional drill program at the Renard 2 kimberlite, and extensive related sampling activities both at Renard 2 and other project kimberlites, an updated Mineral Resource estimate was completed in accordance with the CIM Mineral Resource and Mineral Reserve definitions referred to in NI 43-101 and reported on September 24, 2015, for Renard 2, Renard 3 and Renard 4. That work, as well as a target for further exploration for the Renard 1, Renard 7 and Renard 10 kimberlite pipes and the Hibou kimberlite dyke system, was more fully documented in an NI 43-101 technical report entitled “2015 Mineral Resource Update for the Renard Diamond Project, Québec, Canada” with an effective date of September 24, 2015 (available on SEDAR at www.sedar.com).

The Renard 2015 Mineral Resource Estimate comprises the integration of kimberlite volumes, density, petrology and diamond content data derived from 101,078 m of diamond drilling (497 holes), 6,151 m of large diameter reverse circulation (RC) drilling (36 holes), 23.7 tonnes of samples submitted for microdiamond analysis, 196 carats (cts) of diamonds (3,107 stones) recovered from drill core, 605 cts of diamonds (7,181 stones) recovered from RC drilling, 4,404 cts of diamonds (40,521 stones) recovered from underground bulk sampling and 5,219 cts of diamonds (52,474 stones) recovered from surface and trench sampling. The estimate also incorporates information derived from approximately 150 drill holes, 37 surface test pits and 12 trenches undertaken for geotechnical and hydrogeological purposes. Results are tabulated in Table 1.4 and Table 1.5. The Renard 2015 Mineral Resource Estimate is based on the continuity of geology between kimberlite at depth and kimberlite nearer surface, and the generally low variation in sample results for the different kimberlite phases with depth.

Table 1.4: September 2015 Indicated Mineral Resources of the Renard Diamond Mine

Deposit	Total Tonnes(4)	Total Carats(4)	Average cpht(5)	Average Dilution %
Renard 2 Total Renard 2 w/o CRB(6) Renard 2 CRB	25,696,000 21,417,000 4,279,000	21,578,000 20,680,000 899,000	84.0 96.6 21.0	54.7 46.4 96.0
Renard 3	1,820,000	1,859,000	102.2	33.5
Renard 4	7,246,000	4,437,000	61.2	48.9
Renard 65	7,865,000	2,300,000	29.2	42.8
Renard 9	0	0	0	n/a
Lynx	0	0	0	n/a
Hibou	0	0	0	n/a
Total	42,627,000	30,175,000	70.8	50.6
Note:

(1)	Effective date is September 24, 2015.
(2)	Classified according to CIM Definition Standards.
(3)	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
(4)	Totals may not add due to rounding.
(5)	Carats per hundred tonnes. Estimated at a +1 DTC sieve size cut-off.
(6)	Excludes discrete more dilute kimberlite facies not previously incorporated into July 2013 Resource. Provided to facilitate more direct comparison with 2013 Mineral Resource estimate.

Table 1.5: September 2015 Inferred Mineral Resources of the Renard Diamond Mine

Deposit	Total Tonnes(4)	Total Carats(4)	Average cpht(5)	Average Dilution %
Renard 2 Total Renard 2 w/o CRB(6) Renard 2 CRB	6,589,000 4,080,000 2,510,000	3,883,000 3,356,000 527,000	58.9 82.3 21.0	72.8 58.5 96.0
Renard 3	542,000	609,000	112.3	39.4
Renard 4	4,750,000	2,455,000	51.7	56.3
Renard 65	4,928,000	1,181,000	24.0	56.5
Renard 9	5,704,000	3,040,000	53.3	63.6
Lynx	1,798,000	1,924,000	107	n/a
Hibou	178,000	256,000	144	n/a
Total	24,490,000	13,348,000	54.5	n/a

Notes:

(1)	Effective date is September 24, 2015
(2)	Classified according to CIM Definition Standards.
(3)	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
(4)	Totals may not add due to rounding.
(5)	Carats per hundred tonnes. Estimated at a +1 DTC sieve size cut-off.
(6)	Excludes discrete more dilute kimberlite facies not previously incorporated into July 2013 Indicated Resource. Provided to facilitate more direct comparison with 2013 Mineral Resource estimate.

There is additional potential for the project, as the geological models for Renard 2, Renard 3, Renard 4, Renard 65, and Renard 9 are based on conservative geometries for the kimberlites at depth, and the models do not incorporate areas of limited drilling at depth. New work was also undertaken during 2013, 2014 and 2015 on the Renard 1, Renard 7, Renard 8 and Renard 10 kimberlite pipes, and various kimberlite dyke systems on the property. The TFFE - previously known as PMD before the June 30, 2011 revisions to NI 43-101 - are detailed in Table 1.6. Total TFFE was identified as representing between 76 and 113 million tonnes, containing between 33 and 71 million carats of diamonds, at an average grade of 43 to 63 cpht. The potential quantity and grade of any TFFE is conceptual in nature, there is insufficient exploration to define a Mineral Resource and it is uncertain if further exploration will result in the target being delineated as a Mineral Resource.

Table 1.6: September 2015 Target For Further Exploration of the Renard Diamond Mine

Low Range				High Range
Deposit	Total Tonnes	Total Carats	Average cpht	Total Tonnes	Total Carats	Average cpht
Renard 2	6,138,000	3,683,000	60	15,472,000	15,472,000	100
Renard 3	3,352,000	3,520,000	105	3,773,000	6,338,000	168
Renard 4	11,120,000	5,560,000	50	15,358,000	11,826,000	77
Renard 65	29,026,000	7,257,000	25	40,926,000	13,506,000	33
Renard 9	3,858,000	2,006,000	52	6,327,000	4,302,000	68

Lynx	3,089,000	2,966,000	96	3,199,000	3,839,000	120
Hibou	3,469,000	3,608,000	104	4,028,000	6,082,000	151

Renard 1	8,620,000	1,724,000	20	12,983,000	3,895,000	30
Renard 7	6,342,000	1,902,000	30	9,431,000	3,772,000	40
Renard 10	1,217,000	730,000	60	1,730,000	2,076,000	120
Total(2)	76,232,000	32,956,000	43	113,227,000	71,108,000	63

Notes:

(1)	Previously known as PMD prior to June 30, 2011 changes to NI 43-101.
(2)	Totals may not equal the sum of the individuals due to rounding.

For the purposes of the Renard Technical Report, only the Indicated Mineral Resources were considered.

Mineral Reserves

A detailed mine plan was developed to extract the Indicated Mineral Resources of the Renard Diamond Mine. Dilution and recovery assumptions were applied, and cut-off grades were calculated using preliminary costs and diamond valuations. Open pit and underground Probable Mineral Reserves were estimated independently based on criteria specific to each method. A reconciliation of the Indicated Mineral Resources included in the open pit and underground mine plans was completed, confirming that all available resources were included.

The Renard 2 and Renard 3 kimberlite pipes will be mined through a combination of open pit and underground mining methods while the Renard 65 pipe will be mined by open pit method only and Renard 4 pipe will be mined by underground methods only.

Open Pit: Reserves for the surface mine design are reported according to CIM standards. According to these standards, resource model blocks classified as Measured and Indicated are reported as Proven and Probable mineral reserves respectively. Owing to those reporting standards, the Inferred Resources cannot be included as reserves and so have not been included in the life of mine schedule. No resource blocks are classified as Measured and therefore no part of the Mineral Reserve classifies as Proven. The total Probable Mineral Reserve includes an ore dilution factor and an ore recovery factor to estimate a recoverable mining reserve.

The ore outline mining shapes consisted of expanding the modelled kimberlite solids to incorporate a 1 m dilution envelope. Specific dilution factors were estimated for each kimberlite orebody through compilations performed on a bench by bench basis. The dilution envelope is assumed not to contain diamonds and is therefore considered to be of zero grade. The dilution factors by bench per kimberlite pipe are shown in Tables 1.7 and 1.8. For Mineral Reserve estimation, a 98% mine recovery factor was then applied to account for ore unrecovered at the edge of the orebody. The cut-off grades used for the Mineral Reserve estimation are shown in Table 1.9.

Table 1.7: R2, R3 & R65 Dilution by Bench

Bench	Bench Dilution (%)
	R2	R3	CRB	CRB2a	R65
500	-	10.1	-	-	-
490	4.4	10.5	4.4	3.4	-
480	1.6	12.9	3.3	2.5	4.2
470	0.8	13.6	3.4	2.3	3.8
460	0.9	16.6	3.5	2.1	3.6
450	1.5	12.6	3.3	1.9	3.7
440	1.7	10.8	4.6	2.0	3.6
430	2.0	9.8	5.3	1.7	4.1
420	2.6	9.1	5.3	1.3	3.6
410	2.4	9.3	6.7	1.1	3.8
400	1.3	5.5	6.2	0.6	3.6
390	0.5	-	-	-	3.6
380	0.2	-	-	-	3.5
370	-	-	-	-	3.5
360	-	-	-	-	2.6
350	-	-	-	-	2.1
Average	1.72	11.44	4.32	1.75	3.51

Table 1.8: Average Dilution Factors

Dilution	R2 (Kimb2a; Kimb2b; CRB2a; CRB)	R3	R65
Diluted Ore Tonnage	4,333,020	793,719	4,578,679
Dilution Factor	2.73%	11.44%	3.51%

Table 1.9: Open Pit Cut-off grade (cpht)

R2 (Kimb2a; Kimb2b; CRB2a; CRB)	R3	R65
16.2	22.1	17.0

The total in-situ open pit Probable Mineral Reserve is estimated at 8.91 million tonnes of ore at an average diluted grade of 44.4 cpht for 3.96 million carats. The Renard 3 pipe has the highest average diamond grade at 92.3 cpht, followed by Renard 2 at an average grade of 59.6 cpht (after inclusion of the “CRB” and “CRB-2A” units). Renard 65 is a lower grade pit containing 4.58 Mt of ore at an average grade of 30.1 cpht for 1.38 million carats. As of December 31, 2015, 153 kt of ore have been mined and stockpiled containing an estimated 113 thousand carats.

Underground: The first step in the estimation of the underground Probable Mineral Reserves was to create 3-D shapes for each of the proposed stopes based on the Indicated Mineral Resource model and the planned mining method. Practical shapes compatible with the planned development of the drawpoint levels and drill drifts, available drill patterns, the type of drilling equipment selected, and likely post blast outlines, were created. The pipes outlines in some areas are irregular and in these areas practical (smoothed) mining outlines were created, which typically encapsulated some waste rock and occasionally excluded some kimberlite. Once all volumes were created, the tonnage and grade of all the Indicated Mineral Resources contained within each stope shape were queried using the resource block model, Deswik software and excel spreadsheet for the resource to reserve conversion.

The modifying factors of mining recovery and external dilution of BHS mining have been applied to the contained Indicated Mineral Resource and waste in the stope shapes. The assumptions of recovery and dilution for BHS mining used for the Renard Technical Report are listed in Table 1.10 . Additional simulations will be performed to optimise these factors as the mining strategy is being refined for R2, and new simulations will be done for R3 and R4 to validate current assumptions.

Table 1.10: Assumptions of Recovery and Dilution of BHS Mining

Modifying Factor	Pipe
	R2	R3	R4
Mining Dilution	20%	14%	14%
Mining Recovery	82%	85%	78%

Considerations for recovery and dilution estimate assumptions for BHS mining were the following:

•

the first 35% of the production is swell, which is expected to have very low dilution. When the stope is full of blasted ore, the first 50% to 60% of the drawdown is also expected to have very low dilution and high recovery. When backfill waste starts mixing with the ore as it is drawn down, it is expected that dilution for each tonne drawn will start increasing significantly;

•	placement of drawpoints and drawdown planning are critical to achieve mass flow and minimize “rat-holing” of the blasted ore in the stope during drawdown;

•	grade of all external dilution has been assumed to be zero, even if it is known that the CRB units, which surround the pipes in many locations, contain diamonds;

•

for internal design dilution, a grade of 21 cpht has been assumed for the CRB above the 300 m elevation (Indicated Resources). The grade of the CRB below this elevation (Inferred Resources) was assumed at 0 cpht, the same for all other waste rock units;

•	it is expected that much of the dilution will come from open pit waste rock, placed on top of the blasted kimberlite, which will contain no grade;

•	material from drawcones located mostly in waste will be screened according to the following guidelines:

•	waste/ore percentage < 75% = 0%

•	250% > waste/ore percentage > 75% = 33%

•	750% > waste/ore percentage > 250% = 67%

•	750% < waste/ore percentage = 100%

•

where a significant amount of blasted waste is included in the stope design, it was considered that it would either be left in the stopes (if on top of the ore) or screened (if below the ore) following the assumption that 33% will be mixed with the blasted ore and recovered, and 67% will be left in place at the end of the stope extraction. This was done on a stope by stope basis, making sure that it is operationally feasible.

At the very bottom level (710L for Renard 2 and 270L for Renard 4), the kimberlite remaining on the underside of the drawpoint troughs will not be recovered as part of BHS mining. At the very end of the mine life, sublevel retreat mining will be used, to recover this ore. Up holes will be drilled from all the drawpoints and scram drifts located below the troughs and cones, and then the holes will be blasted and the ore mucked in a retreat fashion.

At this stage, the mine-life estimated average recovery and dilution factors have been applied to each individual mined block (drawcone, stopes and sills) as not enough information is available to perform this exercise on a stope by stope basis. These factors will certainly vary for each mined block.

The grade of all the stopes was compared to the cut-off grades shown in Table 1.11, and all stopes were found to exceed this cut-off.

Table 1.11: Underground Cut-off grade (cpht)

R2 (Kimb2a; Kimb2b; CRB2a; CRB)	R3	R4
29.2	36.6	37.1

Of the three underground pipes in the Probable Mineral Reserve, Renard 2 contains 81% of the tonnes and 86% of the carats, Renard 4 contains 14% of the tonnes and 9% of the carats, and Renard 3 contains 5% of the tonnes and carats.

All open pit and underground Mineral Reserves are in the “Probable” category. A consolidated summary of open pit and underground Probable Mineral Reserves, by mining method and pipe, effective as of December 31, 2015, is presented in Table 1.12.

Table 1.12: Probable Mineral Reserve Summary - Open Pit and Underground

Mine	Tonnes (k)	Grade (cpht)	Carats (k)	% Tonnes Total	% Carats Total	% Tonnes Method	% Carats Method
OPEN PIT
R2	1,489	92.7	1,381	4.5%	6.2%	16.7%	34.9%
CRB2A	475	31.4	149	1.4%	0.7%	5.3%	3.8%
CRB	1,575	20.2	319	4.7%	1.4%	17.7%	8.1%
R2 Subtotal	3,539	52.2	1,849	10.6%	8.4%	39.7%	46.7%
R3 Subtotal	794	92.3	733	2.4%	3.3%	8.9%	18.5%
R65 Subtotal	4,579	30.1	1,376	13.8%	6.2%	51.4%	34.8%
TOTAL OP	8,912	44.4	3,958	26.8%	17.9%	100%	100%
UNDERGROUND
R2-290	5,111	63.3	3,236	15.4%	14.6%	21.0%	17.8%
R2-470	4,744	84.7	4,017	14.3%	18.1%	19.5%	22.1%
R2-590	4,750	89.9	4,270	14.3%	19.3%	19.5%	23.5%
R2-710	5,073	81.4	4,132	15.2%	18.7%	20.8%	22.7%
R2 Subtotal	19,679	79.6	15,655	59.1%	70.7%	80.8%	86.1%
R3 Subtotal	1,223	70.2	858	3.7%	3.9%	5.0%	4.7%
R4 Subtotal	3,458	48.3	1,671	10.4%	7.5%	14.2%	9.2%
TOTAL UG	24,360	74.6	18,184	73.2%	82.1%	100%	100%
STOCKPILE	153	73.5	113
TOTAL OP, UG & Stockpile	33,424	66.5	22,255	100%	100%

Notes:

(1)	Probable Mineral Reserves have an effective date of December 31, 2015.
(2)	Probable Mineral Reserves are reported on a 100% basis.
(3)	The reference point for the definition of Probable Mineral Reserves is at the point of delivery to the process plant.
(4)	Probable Mineral Reserves are reported at +1.0 mm (effective cut-off of 1.0 mm).
(5)

Probable Mineral Reserves that will be or are mined using open pit methods include Renard 2, Renard 3 and Renard 65. Probable Mineral Reserves are estimated using the following assumptions: Renard 2 and Renard 3 open pit designs assuming external dilution of 4.3% and mining recovery of 98%; Renard 65 open pit design assuming external dilution of 3.5% and mining recovery of 98%.

(6)

Renard 2, Renard 3 and Renard 4 Probable Mineral Reserves are mined using underground mining methods. The Renard 2 Probable Mineral Reserve estimate assumed an external dilution of 20% and mining recovery of 82%. The Renard 3 Probable Mineral Reserve estimate assumed an external dilution of 14% and mining recovery of 85%. The Renard 4 Probable Mineral Reserve estimate assumed an external dilution of 14% and mining recovery of 78%.

(7)	Tonnes are reported as thousand metric tonnes, diamond grades as carats per hundred tonnes, and contained diamond carats as thousands of contained carats.
(8)	Tables may not sum as totals have been rounded in accordance with reporting guidelines.

Factors that may affect the Probable Mineral Reserve estimates include:

•	New data from ongoing and upcoming sampling programs;

•	Updates to assumptions used in estimating diamond carat content, including bulk density, pipe geometry and dimension, and grade interpolation method;

•	Geological interpretation of internal kimberlite units and/or domain boundaries;

•	Changes to mine design and/or planning parameters;

•	Unforeseen mine geotechnical and/or hydrological conditions;

•	Depletion due to mining or sampling;

•	Further improvement, or deterioration, of process plant recovery;

•	External influences on operating and sustaining capital costs, including without being limited to, energy costs and escalation;

•	Diamond price and valuation assumptions;

•	Foreign exchange rates, especially Canadian dollars versus United States dollars;

•	Variations to the permitting, operating or social licence regime assumptions, in particular if permitting parameters are modified by regulatory authorities during permit renewals.

Mining Operations

The mining strategy for the Renard Diamond Mine is to extract the near surface portions of the kimberlite orebodies by open pit mining methods and to recover the extensions at depth using the underground BHS method. The selection of this underground mining method is the result of a trade-off study that was conducted to determine the best method for the project. The fact that the orebody can be mined by underground mining methods affects the optimum open pit size and is a trade-off of profit from mining by open pit versus underground mining techniques.

Open Pit Design

Open pit optimization was carried out using the Whittle software package implementing the Lerch-Grossman algorithm. The Whittle optimizations were performed using the 2015 Mineral Resource Update. The Renard Technical Report considers mineralization classified in the Indicated Resource category, which limits open pit mining to the Renard 2, Renard 3 and Renard 65 kimberlite ore bodies.

A mining dilution factor was estimated for each pipe by including a 1 m envelope around the ore. The resulting dilution factor, which was employed in the optimization process, was used to calculate the diluted grade. For optimizations, an ore recovery of 96% was used for Renard 2 and Renard 3 and 100% for R65, while for Probable Mineral Reserves estimates, a uniform 98% was used for the open pits. Several optimization iterations and cases were performed for the R2/R3 open pit imposing certain surface and pit depth constraints. The selected R2/R3 pit shell is not limited by surface constraints, but is limited to elevation 380 in the pit where the current underground mine is designed to recover the ore body. The R65 pit is constrained at surface due to the road and lake bounding the pit on the south side and does not consider that the ore body will be mined by underground methods. Bench heights of 10 m were selected to facilitate efficient drilling and blasting activities. The loading units will mine the benches in 10-m-high cuts. The pit slope profile was determined using geotechnical recommendations from Golder and Itasca Consulting Canada Inc. The modelled overburden thickness varies from 5 m at the edges to > 27 m over the center of the orebodies. The slope configuration recommendations vary based on overburden thickness. The Renard 2 and Renard 3 open pit excavations result in a single pit at surface with two pit bottoms centered on the respective orebodies. The excavation is therefore treated as a single pit and is referred to as the R2/R3 open pit. The R2/R3 open pit is too small to allow for internal pit phases. The Renard 65 pit is centered on one main kimberlite and will be mined in three phases to maximize value and sequence waste mining.

Underground Mine Development

Access to the mine will be provided by a ramp to exploit the Probable Mineral Reserves that have been defined down to a depth of 710 m for the Renard 2 pipe, 250 m for the Renard 3 pipe and 270 m for the Renard 4 pipe. The underground mine has been planned so that a single common ramp will provide access to all three Renard pipes. The ramp has been sized to allow efficient ore extraction with an underground mobile equipment fleet, such as 60t haul trucks and 20t LHDs. It will be driven from surface to the 710L and will connect to all six drill levels and four production levels. Since only a ramp and a supported raise with a manway have access through to surface, all workers, equipment and materials will be transported in and out of the underground mine via the ramp facility. To facilitate smooth traffic in the ramp during the ore haul, passing bays were incorporated into the ramp design to allow loaded ore trucks to travel the ramp with minimal interruptions. The Renard 3 and Renard 4 pipes will be accessed either from the main ramp or from existing levels initially developed to access Renard 2.

During the life-of-mine, a total of 37.0 km of development will be excavated of which 4.0 km will be in initial or pre-production capital with the remainder in operating and sustaining capital. This development will produce 0.6 Mt of kimberlite ore and 2.0 Mt of waste. Ramp development was initiated in December 2014 with an initial 8 m cut, and then recommenced in April 2015. As of December 31, 2015, 887 m of development had been completed. The main ramp will remain the highest priority task until 290L is reached, as it is part of the critical path to start the underground operation. The planned rates per development team are 5.2 m/d for the ramp; 5.5 m/d for a single face in standard size tunnels, and 6.5 m/d if there are multiple faces available in standard size tunnels. Except for the first 8 m, which were performed by a contractor, all lateral development will be done by Stornoway-employed crews with newly purchased equipment.

The main exhaust raise will be a vertical and supported 5.0 m in diameter raise, extending from surface to 710L. It will be excavated in four sections: surface to 290L; 290L to 470L; 470L to 590L; and 590L to 710L. The main fresh air raise will be a vertical 6.5 -m diameter supported raise, also extending from surface to 710L. It will be excavated in five sections: surface to 160L; 160L to 290L; 290L to 470L; 470L to 590L and 590L to 710L. The fresh air raise will also serve as the secondary egress from the mine in the event of emergency where the primary egress through the ramp is unavailable. Mine services such as electrical cables, fuel line, mine water, dewatering, compressed air and communications will be provided through the raise as well.

Underground Mining

At the outset of the mine design contemplated in the report titled “The Renard Diamond Project, Québec, Canada, Feasibility Study, NI 43-101 Technical Report” dated December 29, 2011, a trade-off study was conducted to select the preferred underground mining method or methods to be used to extract the Renard 2, Renard 3 and Renard 4 pipes. In the study, potential mining methods were identified, evaluated and compared considering safety, dilution and recovery, production capacity, schedule, economics, risks and opportunities. As part of this study, a rock mechanics evaluation was conducted by Itasca Consulting Canada Inc., which determined that the Renard 2 and Renard 4 pipes were unlikely to support natural progressive caving, since the “caving” region is reached only for the lowest rock properties and largest hydraulic radius. As a result, block caving was eliminated as a potential mining method. Four underground mining methods were shortlisted and evaluated, including BHS, sublevel retreat, long hole panel mining with backfill, and blasthole shrinkage with pillars. Based on this study, the BHS mining method was selected to mine the underground portions of the Renard 2, Renard 3 and Renard 4 kimberlite pipes.

The BHS method consists of drilling and blasting the ore with long large-diameter blastholes, and extracting the ore at the base of the stopes from drawpoints. During the blasting phase, ore is left in the stope to support the walls until the complete stope has been blasted. Since ore expands when blasted due to the voids in the broken rock, it is necessary to draw out this swell on an ongoing basis, approximately 35% of the total in situ ore. Thus, with this method, there is a continual supply of ore production throughout the blasting period, and once the blasting is complete, the remaining broken ore can be drawn from the stope - generally at a very high rate with few restrictions.

The expected advantages of BHS are:

•	High production capacity capable of producing 6,000 tonnes per day;

•	Minimizes overall development requirements with large sublevel spacing (60 m);

•	Blasted ore left in the stope (shrinkage) provides support to stope walls until the blasted ore is drawn down;

•	Modern large equipment (20t LHD's and in-the- hole drills with 60+ m blasthole lengths) can be used, resulting in high equipment productivity;

•	Initial production from the stopes can begin before completion of the R2/R3 OP;

•	Over half of the blasted ore can be recovered with low dilution before higher dilution in the final drawdown phase begins.

The BHS method has been designed to progress in four stages from the top of the pipe (bottom of the open pit) downwards. As the ore is drawn from the stope, a large open void will be created if no backfill is used. The mine plan is to fill this void using open pit waste as backfill placed into the stope by dumping it from trucks on surface onto the top of the broken ore column being drawn down in the pipe. For Renard 2 and Renard 3, waste will be dumped over the edge of the pit, while for Renard 4, wastes will be dumped into backfill raises leading to the top of the underground stope. This use of open pit wastes will also enable the rehabilitation of the waste rock pile during mine operation rather than at the end of the mine life.

A 3D view of the planned development and stopes is shown in Figure 1.14.

Figure 1.14: 3D View of the Renard Mine

For production mining, the Renard 2 pipe has been divided vertically into four production stages (zones), each located at elevations where the ore body changes geometry and orientation, so that recovery and dilution factors could be optimized. The resulting production levels with this design are at level 290L, 470L, 590L and 710L (all level designations are depth below surface in metres). Their respective heights are 165 m (up to the pit bottom), 180 m and 120 m for the last two stages. Drawpoints and cones will be located at the base of each of the stages. A top-down mining sequence is planned for the four mining zones in Renard 2.

The base of the Indicated Resource in the Renard 4 pipe is 235 m below surface (270 m from FAR collar) and will be mined below a 100-m-thick crown pillar for a vertical height of 135 m. The interpretation of the shape of the Renard 4 pipe is oblong, and very regular in its outline, so this height was deemed to be suitable for BHS mining. One production level and two drill levels will be used to extract all reserves from the Renard 4 orebody, which will also be subdivided into vertical panels as Renard 2. The bottom production level for Renard 4 pipe is at the 270L.

The Renard 3 pipe is fairly large close to surface, but then necks down to a fairly small pipe below the open pit and further necks down at the base of the Indicated Mineral Resources at a depth of 250 m. Due to the very irregular shape of the orebody, the Renard 3 pipe was divided in two stopes. The stope on the West side of the pipe will first be mined bottom up by BHS as its grade and size are more important. This opens the opportunity to recover most of the carats in R3 without adding fill before the stope is depleted. Once the first stope is filled with waste, the stope on the East side of the pipe (stope 2) will be mined using standard long hole stoping, as it is too narrow to accommodate drawcones. The bottom of the only production level for the Renard 3 pipe is at 250L, and the mining of two stopes will extend up to the bottom of the pit.

Mineral Processing and Diamond Recovery

The process flow sheet was developed by Stornoway based on the following key aspects:

•	The material characteristics observed, and data obtained, from the treatment of underground samples from Renard 2, Renard 3 and Renard 4 in Stornoway's Lagopede bulk sample plant;

•	Specific unit operation test work;

•	Conventional diamond processing techniques as successfully employed in the diamond industry;

•	Liberation effectiveness with focus on diamond breakage;

•	Circuit simplicity; and

•	Cost effectiveness.

To optimize footprint and capital costs, the diamond process plant design has a single process line for comminution and ore preparation. Capacity considerations dictate that two (2) DMS circuits for concentration and four (4) lines for fines dewatering are required. All process equipment including storage bins and materials handling equipment is housed within a heated building, heated transfer towers or heated conveyor galleries.

The process plant design capacity is 2.16 Million tonnes per annum (dry solids basis). The plant overall utilization is estimated to be 78%, equivalent to an operating time of 6,833 hours per year or 315 tonnes per hour and 6,000 tonnes per day. Stornoway expects to increase the plant throughput to 323 tonnes per hour, already within initial plant equipment capacity, and increase the plant availability to 83.5% by optimizing plant maintenance sequences. Taking the aforementioned into consideration, by July 2018, Stornoway expects the plant will operate at a throughput of 7,000 tonnes per day at an overall plant utilization of 83.5% . Once the plant achieves sustainable nameplate throughput, further optimization work will be conducted focusing on liberation, diamond breakage and increasing the overall plant utilization. The ore processing system will liberate, concentrate and recover diamonds from 45 mm to 1 mm.

Liberation design will use stage crushing where each crusher will operate with a large crushing gap to protect against potential diamond breakage. ROM material will be crushed, washed and sized at various stages to produce -45 mm ore, before all liberated diamonds are recovered within either a DMS or LDR concentration process. All rejected material larger than 6 mm from these processes is re-crushed within a HPGR crusher to maximize the liberation of trapped diamonds. The HPGR product is then returned to the scrubber circuit to wash and de-agglomeratethe HPGR product. The HPGR promotes interparticle crushing used for tertiary crushing and is the principal diamond liberator generating a product size of 60% smaller than 6 mm. The majority of the unwanted fines (-1 mm) are separated from the ore in these circuits and then pumped to the thickening circuit for dewatering.

A surge bin with a capacity of 240 tonnes decouples the DMS from the ore preparation circuit. The process plant will produce a DMS and LDR concentrate which will be treated in a secure diamond recovery facility that uses diamond differentiation techniques based on magnetic, X-ray, laser Raman and ultra-violet technologies with hand sorting as final de-falsing step to produce a nominally 98% diamond product.

Final diamond recovery is achieved by hand sorting diamonds from waste in a secure glove box, located within the sorthouse in the recovery plant. The diamonds will be chemically cleaned before preliminary valuation and export. The diamond plant is expected to have a diamond recovery efficiency of not less than 97% by mass and 99% by value of liberated diamonds.

Security is a key element of the process plant design given the high value and volume of the final diamond product. A security management system to detect, deter and reduce the possibility of diamond theft in conjunction with an automated diamond recovery process is part of the design.

The following facilities are included in the plant design:

•	Main plant office, control room and electrical rooms

•	Recovery plant office, control room and storage room

•	Security offices, access control and search rooms

•	Metallurgical laboratory

•	Air compressor area

•	Mid-size maintenance workshop

•	Diamond cleaning facility

•	Diamond stock room

•	Diamond valuation room

Table 1.14: Main Plant 3D Modal

Project Infrastructure

On Site Ground Infrastructure

Water distribution system: a raw water intake has been installed in Lake Lagopede and a pumping station was installed on the shore at hundred metres from the lake. It is located near the accommodation camp and a few hundred metres from the main process area. The same pumping station also supplies the potable water treatment plant.

Wastewater treatment plant: a wastewater treatment plant equipped with a membrane bioreactor (MBR) treatment system has been constructed.

Potable water treatment plant. the potable water treatment plant is installed in a container located within the emergency vehicles garage. It houses the water treatment equipment, pumps and a small office.

Trench landfill: a trench landfill system with a volume of 40,000 m³ is in operation for domestic solid waste management.

Power plant: a power plan (comprised of seven natural gas generators of 2050 KW each and three diesel-powered generators of 1800 KW each) was constructed on the Renard Diamond Mine site to provide power requirements of the mine.

Fuel and LNG storage and regasification plant: a tank farm was constructed to store arctic grade diesel and unleaded gasoline in double-walled fuel tanks. An LNG storage and regasification plant was also constructed. This facility consists of a truck offloading station, six storage tanks and a regasification station with its ancillary.

Explosive storage and handling area: the explosive storage and handling area consists of storage containers for emulsion, one detonator magazine, one packaged explosive magazine and a garage / wash bay building.

Service Buildings: the service buildings of the Renard Diamond Mine are all operational and include an accommodation complex, a camp reception complex, dormitories, emergency vehicle garage and potable water treatment plant, a service building, a leisure building, a heavy vehicle truck shop, light vehicle garage, workshop and warehouse, an office building.

Telecommunication System: a single satellite dish antenna, modems and related equipment have been installed at the mine site for recreational use (mainly TV signal to the rooms). Voice, video conferencing and data transmission are assured to the Renard mining site via a multi-megabit Microwave link going through seven repeater towers. The above Microwave link originates at the office building where MPLS connectivity to all other Stornoway locations is provided. The airport communication systems are serviced from the mine site by way of another multi-megabit Microwave link. This provides surveillance of the remote airport site while it is unmanned. IP Telephone service with QoS (Quality of Service) is installed at all site locations where warranted for operation and/or emergency communication needs. The industrial areas of the site (mill, power plant, garages etc.) are linked via fiber optic cables and equipped with more robust telephone sets and cabling, where warranted. VLANs with Firewall rules are used in order to keep recreational, corporate, production, CCTV and other types of content isolated from each other.

On Site Underground Infrastructure

Electrical power: electrical power will be provided throughout the mine for drills, jumbos, fans, pumps, lighting and other miscellaneous loads. The power will be distributed to the mine at 4.16 kV through three primary feeders, two located in the fresh air raise (3C 250 MCM) and the third in the ramp. All three feeders will be supplied from the power station electrical room. A substation located on surface will be fed from the power house electrical room containing BUS A and B and having 2000 amp capacity. From there, power will be distributed to the mine surface facilities, including the main intake fans.

Ventilation system: the mine will have one main fresh air intake, which will be a 6.5 -m diameter supported raise with services and manway (secondary egress). Fresh air will be distributed on most levels directly from the fresh air raise. Drill levels which are not connected to the fresh air raise will be supplied via smaller vent raises connected to other levels with fresh air. Air distribution within the mine will be controlled by a combination of ventilation doors (SAS), regulators, plastic flaps and secondary fans installed in walls. This will allow large flow coverage of the levels with the use of auxiliary fans only locally (e.g., drill drifts). As the ramp is the primary egress, the secondary egress from the mine will be provided via a ladderway installed in the fresh air raise. The mine fresh air intake will be downcast so in the case of a fire, it will always be in fresh air and provide a safe escape route. In the rare case of a fire in or near the raise, personnel will report to the nearest refuge station.

Water pipelines: process water is required underground for drilling, dust suppression, and wash-down of equipment and rock faces for geology and mining. Process water will be supplied from the project process water distribution system on surface, and will be fed underground through 151 mm (6") pipelines in the fresh air raise and 102 mm (4") in the ramp. Provisions are made for water recirculation to reduce water consumption and water treatment. Potable water for underground use will be provided using a 51 mm (2") line in the fresh air raise.

Dewatering system: a four-stage dewatering system is planned for the underground mine. Main sumps and pumping stations will be located on 290L, 470L, 590L and 710L, with water pumped from the lower pump station being rehandled at the upper station. It is anticipated that approximately 30% of the mine water inflows will be intercepted and contained at 290L, 470L and 590L as mining progresses deeper. Consequently, the 710L lower pumping station has been designed for 1960 m3/day (360 USgpm) while the 290L, 470L and 590L upper stations will be capable of pumping the full predicted flow of 2,725 m3/day (500 USgpm). All pump stations will have two pump arrangements installed, one operational and the second on standby for maintenance. A gravity drainage system will be established whereby drainage holes will be drilled to connect the levels and channel mine water down to the sump on the nearest level.

Communication system: the communication system for the underground operation will be installed in most tunnels and uses coaxial cable with modems, antennas and amplifiers. The system will be capable of transmitting data and voice, as well as high speed internet, telephone and equipment/personnel tracking. In addition, conventional telephone service will be provided to the refuge stations, maintenance facilities and fueling stations.

Explosive storage area: explosive storage areas include three excavations: the explosive truck parking, the explosive magazine and the detonator magazine. Three explosive storage areas are planned to provide explosives underground, all located near the Renard 2 production horizons. The main magazines will be located off the ramp close to surface, the second set at the entrance of the 390 drill level, and the third one at the same location on the 620 drill level. The explosive magazines have been designed to store 40 containers for a total capacity of 60,000 kg of emulsion and some packaged explosives.

Underground fuel bays: in addition to a surface fuelling facility, a fuelling system to deliver fuel underground through a pipeline will be installed. Underground fuel bays will be constructed on all main production levels: 290L, 470L, 590L and 710L. Each fuel bay will be equipped with a 20,000-litre receiving tank and dispensing equipment. The transfer of fuel underground will be done through a 25-mm diameter piping system on a batch basis, and will be fully instrumented to ensure safe operation.

Refuge Stations: a total of 14 refuge stations will be located at various strategic locations throughout the mine according to Québec's regulations (15 min walk or 1000 m).

Offsite Infrastructure

Renard Airport: the airstrip for the Renard Diamond Mine is owned and operated by Stornoway with chartered aircrafts for its exclusive needs. The reference aircraft for the design of the runway is the DASH 8, Series 300 with a capacity of 50 passengers. The airport terminal is a two storey building, erected on site from an engineered wood structure. It includes an office for the airport operator, toilets and a general waiting area. A service shed, also built from an engineered wood structure, houses the generators and de-icing equipment. Jet fuel and diesel are stored in double-walled tanks.

Road Access: land access to the Renard Diamond Mine is provided by the extension of provincial highway Route 167 (built by the Ministère des Transport du Québec) and the Renard mining road (built by Stornoway). This road infrastructure affords year-round access linking the project to the municipalities of Mistissini and Chibougamau. The Route 167 Extension was constructed to MTQ standards and is a two- lane gravel-topped road with two-lane bridges and a design speed limit of 70 km/h, while the mining road is a two-lane gravel topped Class III road with one-lane bridges and a design speed limit of 50 km/h.

Processed Kimberlite Containment Facility

The PKC facility is the long-term storage facility for the PK generated during operations. The facility has a total footprint area of about 72 hectares (ha) and is planned to store 44.8 megatonnes (Mt) of PK (23 Mm3 of PK) representing the total Indicated and Inferred Mineral Resources of the Renard Diamond Mine for a long term life of mine that could reach 19 years.

The site, located in the Canadian subarctic, is permafrost-free and of low seismicity. The PKC facility is located on top of a watershed, which generally drains towards the processing plant located to the southwest, thus facilitating water management. Geotechnical testing carried out to date classifies the PK as well-graded sand with some gravel to gravelly sand with some low plastic or non-plastic fines. Of concern is the potential plasticity of the PK; therefore the PKC facility was designed based on the potential undrained behaviour of the PK. Geochemical testing carried out to date showed that the PK and waste rock release low concentration of dissolved constituents; therefore, the PK and mine waste rock are classified as low risk materials. Furthermore, the waste rock is considered to be Category I and is suitable for use as a construction material without restriction. Geotechnical and geochemical testing of the PK will be performed throughout the development of the PKC facility.

The design objective of the PKC facility is that it receives all materials generated by the processing plant at all times such that neither mining nor processing operations are adversely affected. The design, including development and operating plans, has been developed in consideration of the expected variability of the PK and in consideration of the facility having a high consequence of failure as per the 2013 Dam Safety Guidelines published by the Canadian Dam Safety Guidelines. The PK will be dewatered at the processing plant and trucked to the PKC facility. The facility will be developed throughout operations as a stacked facility with an external slope configuration of 3H: 1V. Placement of the erosion protection layer on the exterior of the PKC facility will occur during operations, thereby progressively closing the facility during its development. No water will be allowed to pond within the PKC facility.

The PKC facility includes material placement zones (nominally compacted zone, engineered filled zone, and PK waste zone), a starter berm, a containment berm, an access ramp to allow haulage of PK, as well as a water management system, including internal drainage elements (rockfill blanket and foundation rock drains), a slope drainage channel for the access ramp, and a series of ditches and sumps around the perimeter of the facility. The engineered fill zone corresponds to the outer shell of the PKC facility and provides sufficient material strength to ensure stability of the facility. This zone will be constructed on a prepared foundation and placed as an engineered fill. The nominally compacted fill zone corresponds to the internal portion of the PKC facility. This zone is built with PK material and provides PK storage capacity into which the material will be deposited with nominal compaction control measures. During processing plant commissioning and early operations, the PK is expected to have higher water content than for the duration of operations. The PK waste zone contains PK with excessively high water contents requiring the construction of the containment berm to separate the PK waste from both the engineered and nominally compacted fill zones. A rockfill embankment, namely the starter berm, will be constructed prior to the deposition of PK to allow for the deposition of PK with high water content. The starter berm will be placed on the interior limit of the engineered fill zone.

The PK is expected to be variable over the life of mine; this will affect its geotechnical behaviour. The key parameter for the development of the PKC facility is the water content of the PK. The PK hauled and placed in the PKC facility is expected to be several percentage points above the geotechnical optimum water content. Mechanical reworking of the PK to dry it to enable the required compaction within the engineered fill zone is expected to be required. The facility development and PK management plans are developed with this in mind.

PK is an erodible material. Therefore, the crest of the facility will be sloped and crowned to promote drainage of surface water and precipitation towards water collection systems. The placement of the erosion protection layer on the external slopes will be concurrent with PKC facility development. This is consistent with the progressive closure concept aimed to provide environmental, financial and operational benefits for the mine. For facility closure, the PKC facility pile will be contoured and surfaced to mimic the surrounding landforms.

The conditions in the foundation and deposited PK will be monitored during the development of the PKC facility and into the closure period. The geotechnical instrumentation program includes the installation and the monitoring of piezometers (measurement of phreatic surface and porewater pressures within the PK), thermistors (temperature measurement within the PK), and survey monuments (displacement measurement of the PK).

Operating Costs and Sustaining Capital Costs

Annual OPEX are defined as costs incurred once Renard Commencement of Commercial Production has been achieved.

The annual operating costs are subdivided into open pit operations, underground mine operations; process plant and auxiliaries; and general administrative and infrastructure.

The open pit operations cost estimate is based on the updated open pit mine design and production schedule, and assumes standard open pit mine operating procedures. Kimberlite ore will be delivered initially to the ore stockpile or, once process plant operations start, to the surface primary crusher upstream of the process plant.

The underground mine operations cost estimate is based on the updated underground mine design and production schedule and estimated from first principles. Ore from the underground mine will be transported to the surface using truck hauling via ramp.

The process plant and auxiliaries cost estimate is based on the quantity of kimberlite ore feed to the process plant. For the purpose of the estimate, a process plant capacity of 78% plant utilization at a nameplate capacity of 2.16 Million tonnes per annum was assumed. The operating costs were estimated using standard manufacturer's cost data for power, fuel, equipment, consumables and hourly maintenance costs.

The general, administrative and infrastructure cost estimates were derived from budgetary quotes and project actuals established in the first year of mine operations. Labour costs are based on a salary scale and organizational chart developed by Stornoway.

A summary of the estimated OPEX, on a life of mine basis, for each of the four categories described above is shown in Tables 1.16 and 1.17.

Table 1.16: Summary of Estimated Total Life of Mine OPEX

Description	Open Pit	Underground	Process plant	G&A and Infrastructure
Labour	64,751	263,780	188,863	236,559
Fuel	20,868	57,599	20,744	29,967
Explosives & supplies	8,038	21,368	-	-
Consum. & reagents	-	-	44,418	-
Equipment	26,099	143,175	-	-
Power	1,982	59,238	195,393	62,137
Maintenance	-	-	89,438	24,537
Heating	-	-	11,980	-
Accommodation	-	-	-	128,048
Transportation	-	-	-	54,961
Other	4,655	72,744	34,927	180,891
Totals	126,396	617,904	585,763	717,100

(1)	All figures in 2016 dollars. Totals may not add due to rounding.

Total life of mine OPEX is estimated at $1,878,431,631, excluding $168,728,602 of costs incurred prior to the attainment of Renard Commencement of Commercial Production and characterized as capitalized operating costs within the CAPEX estimate.

Table 1.17: Summary of Estimated OPEX Life of Mine Unit Cost per Tonne Ore Processed ($)

Description	Open Pit	Underground	Process plant	G&A and Infrastructure
Labour	1.94	7.89	5.65	7.08
Fuel	0.62	1.72	0.62	0.90
Explosives & supplies	0.24	0.64	-	-

Description	Open Pit	Underground	Process plant	G&A and Infrastructure
Consum. & reagents	-	-	1.33	-
Equipment	0.78	4.28	-	-
Power	0.06	1.77	5.85	1.86
Maintenance	-	-	2.68	0.73
Heating	-	-	0.36	-
Accommodation	-	-	-	3.83
Transportation	-	-	-	1.64
Other	0.14	2.18	1.04	5.41
Totals	3.78	18.49	17.53	21.45

Total life of mine OPEX unit cost is estimated at $56.20/tonne processed, excluding $5.05/tonne preproduction costs characterized as capitalized operating costs within the CAPEX estimate.

The OPEX estimate was developed for the project with the following key assumptions:

•	Power unit cost was based on an estimate of fixed and variable costs. Power consumption was based on the average consumption of each motor included in the equipment list;

•	Pricing is based on cost of supply, manpower performance and compensation actualized to the fourth quarter of 2015;

•	No allowance was made for contingency, escalation and risk relating to OPEX;

•

No allowance was made for final mine closure activities within the OPEX estimate, other than the progressive reclamation costs of the PKC facility. In the project Economic Analysis, the balance of mine closure costs are treated as a capital cost item; and

•

The OPEX estimate was based on from budgetary quotes and project actuals established in the first year of mine operations, and utlize a Class III estimate methodology as defined by the type and quantity of engineering deliverables produced to support the estimate. The expected order of accuracy is in the range of -15% to +15%.

“Sustaining Capital Costs” are capital and replacement costs required to sustain operations against mine plan estimates, such as maintenance of the mobile mining fleet and power plant, or deferred capital costs occurring after the attainment of commercial production, such as the development of the underground mine. Sustaining Capital Costs are defined independently of the CAPEX estimate or OPEX. Annual estimates for the life of mine are shown in Table 1.18.

Table 1.18: Estimated Sustaining Capital and Capital Replacement Costs (in $M)

Description	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Open pit	1.8	0.5	0.7	3.2	1.5	1.5	1.3	3.0	2.7	0.0	0.0	0.0	0.0	0.0
Underground	43.7	45.2	27.8	18.4	11.8	31.8	5.8	18.5	13.6	5.0	0.5	0.1	0.1	0.0
Process plant	0.8	1.1	1.5	1.1	1.5	1.1	1.2	1.1	1.1	1.0	0.3	1.0	0.0	0.0
Adm. & Infra.	0.0	0.2	0.0	0.7	0.2	0.0	0.0	0.2	1.5	0.0	0.2	0.0	0.0	0.8
Power Plant & Airport	3.8	1.8	2.0	0.2	0.5	1.8	0.9	0.0	1.8	0.7	0.0	0.0	0.0	0.0
Totals	50.1	48.8	32.0	23.6	15.4	36.2	9.2	22.7	20.7	6.7	0.9	1.1	0.1	0.8

Diamond Market Fundamentals and Diamond Price Estimates

Rough diamonds are a mined product characterised by a high degree of non-homogeneity in terms of size, colour, quality and shape. Rough diamonds are not exchange traded and have no terminal market. Rather, they are sold directly by mine producers to a wide range of clients within an industry pipeline that funnels their transformation into polished diamond jewellery through cutting and polishing, polished diamond wholesaling, diamond jewellery manufacturing, and end-product distribution to the retail markets of the world.

Most mine producers will undertake the sorting of their rough diamond production into parcels of like characteristics so as to maximise their attractiveness and value prior to sale. Sales mechanisms include contracted sales with a regular list of qualified rough market buyers, tenders and auctions, offtakes with retail end-users, and downstream beneficiation partnerships designed to capture value-add. Sales are typically transacted on a cash basis in United States dollars.

Diamond pricing is set by a mine producer based on a regularly adjusted price book, or set on the basis of an achieved price achieved in a tender or auction sale. No benchmark price list for rough prices exist, although several rough market agencies, such as RoughPrices.com, publish a rough price index based on proprietary transactional data and public data compiled from the international Kimberley Process and producer country customs agencies.

In most diamond supply and demand forecasts, future rough diamond supply is assessed on the basis of current and future production plans at the major producing mines. These supply projections are generally robust, as most of the world's major diamond mines are operating on a steady-state basis or transitioning to lower production rates as they age, and it typically takes between 8 and 12 years to find and develop a new diamond mine.

Bain and Company forecast a potential maximum of 20 million carats of new diamond production between 2013 and 2019 on the basis that all currently known sources of rough supply are brought to the market. This yields a forecast compounded annual growth rate of 4.5% to 5.5% in carat terms.

Diamond demand forecasting (expressed as either demand for rough diamonds in the cutting centres or demand for polished diamonds for diamond jewelry manufacture) is a more complex calculation based on, amongst other things:

•	long-term gross domestic product (GDP) growth forecasts in the main consumer markets;

•	diamond jewelry consumer growth trends in developing markets; and

•	short-term inventory draw-down or re-stocking trends within the diamond pipeline, often linked to levels of bank debt.

•	The impact of diamond recycling or synthetic diamond substitution on polished diamond demand.

The principal difference between published diamond demand forecasts is whether they are based solely on the first of these elements and assume steady state diamond demand linked to gross domestic product (GDP) growth or whether they also take into account the second and third of these elements, and allow for market changes outside of gross domestic product (GDP) growth and short- term inventory factors.

2015 was a year of volatility in the world diamond markets which saw price declines for both rough and polished diamonds in the face of moderate sales growth for diamond jewellery in the United States market, flat or negative growth in China, and low profitability for those in the transformative, middle part of the diamond pipeline (Bain and Company, Antwerp World Diamond Centre, 2015. The Global Diamond Industry 2015 - Growth perspectives amid short-term challenges). High stocking levels of polished diamonds along with high debt levels in the cutting centers created the impression of a short term over-supply of rough diamonds and low sell-through of polished diamond jewellery.

On a longer term basis, Bain and Company forecast a global compounded annual growth rate in rough diamond demand of 3% to 4% to 2030, with a period of supply balance between 2015 and 2019 as the new projects come into production. The differential between a long term positive demand outlook and negative supply outlook prompts the common adoption in the diamond mining industry of a real terms price escalation factor on rough diamond prices for the forward planning and valuation purposes, with real terms escalators of between 1% and 4% common. Stornoway has typically chosen to represent forward diamond prices based on a combination of "spot" diamond market pricing and a forward escalation factor of 2.5% compounded annual growth rate in the base case, applied for a period of 10 years, with sensitivities of 0% and 5%.

Between May 9, 2011 and May 13, 2011, the Valuation Samples were valued in Antwerp, Belgium under the supervision of WWW IDC. WWW IDC also valued diamond parcels from the Lynx and Hibou kimberlite dykes. WWW IDC is an internationally recognized independent diamond valuation and advisory service to diamond mining and exploration companies. In Canada, WWW IDC, through Diamonds International Canada (DICAN) Ltd., serves as the valuator for the Government of the Northwest Territories and the Government of Ontario.

In addition to performing its own valuation, WWW IDC showed the Renard 2, 3 and 4 diamond samples to four other experienced rough diamond companies in order to obtain additional market based valuations (an “open market” valuation). In each case WWW IDC's own valuation was higher than the average of the five independent valuations and the average was used by WWW IDC to construct a diamond price model, with “High” and “Minimum” sensitivities based on alternate interpretations of diamond quality and potential value. Diamond price models represent the true diamond price that might reasonably be expected for a kimberlite ore body based on standard commercial-scale recoveries of all diamond size classes. They differ from the achieved diamond valuation price principally through a correction which is applied for the absence of large diamonds which are typically under-represented in exploration scale samples. The choice of “Minimum” and "High" to describe the sensitivity limits is deliberate: in WWW IDC’s view it is highly unlikely that an actual diamond price achieved for each kimberlite ore body upon production would fall below the “Minimum” sensitivity, but it is possible that the actual diamond price achieved may be higher than the “High” sensitivity, which is not a maximum price.

At the time of the May 2011 open market valuation, WWW IDC recommended the adoption of a single diamond price model for the Renard 2 and Renard 3 valuation samples given the similarity of the diamonds in terms of diamond qualities and size distribution.

A separate diamond price model was adopted for the Renard 4 Valuation Sample given its apparently finer distribution of diamond sizes and marginally different diamond quality characteristics. However, independent studies on diamond breakage and plant performance during the processing of the Renard bulk samples have indicated that the size distribution of the Renard 4 sample was most likely been modified during its recovery. For this reason, an alternate diamond price model for the Renard 4 sample has been adopted for planning purposes since the May 2011 valuation exercise which assumes a diamond size distribution equal to the average Renard 2-Renard 3 size distribution.

The collection of a bulk sample of diamonds from the Renard 65 kimberlite in 2013 revealed a diamond population with a markedly different assortment of diamond qualities compared to any of the other kimberlite pipes. Accordingly, individual price models have been adopted for each kimberlite pipe at the Renard Diamond Mine since this time on the basis that the small differences in diamond quality and size distribution that can be observed between the pipes should be treated as real. Updated diamond valuation exercises were conducted on this basis by WWW IDC in March 2013 and March 2014. For the Renard 2, 3 and 4 valuation samples, the result of each WWW IDC re-valuation was used to adjust the average valuations obtained in the May 2011 exercise from the five independent valuators, and a revised diamond price model with High and Minimum sensitivities generated. The Lynx and Hibou samples were not re-valued in 2013 and 2014 and the proposed mine plan for Renard presently does not include these kimberlite bodies. At the time of the most recent WWW IDC re-valuation in March 2014, base case diamond price models of US$197/carat were calculated for Renard 2, US$157/carat for Renard 3, US$155/carat for Renard 4 and US$187/carat for Renard 65. For further information, please see “Update on Renard”.

A tracking of world average rough diamond prices by RoughPrices.com, based on a market assortment maintained by WWW IDC, indicates a -19% drop in average diamond pricing between March 2014 and March 2016. Stornoway has applied this market adjustment to the March 2014 WWW IDC diamond price models to arrive at an estimate of "Spot" diamond pricing for each Renard kimberlite pipe for use in the Renard Diamond Mine's economic analysis and the declaration of the project's Mineral Reserves of the Renard Technical Report.

Economic Analysis and Sensitivities

Stornoway completed a financial analysis for the Renard Diamond Mine, reflected in the Renard Technical Report. The project economic analysis incorporates the estimated life of mine diamond production profile based on the updated Probable Mineral Reserves, diamond valuation and escalation estimates, CAPEX, OPEX, Sustaining Capital Costs, salvage value, working capital, closure and reclamation costs, taxation, costs under the Mecheshoo Agreement, royalties, the Renard Streaming Agreement for the Forward Sale of Diamonds, and the project's financial parameter assumptions.

The significant financial assumptions affecting the financial analysis of the project include:

Process plant throughput: for the purpose of the economic analysis, by mid-2018, Stornoway has assumed a plant capacity of 2.5 Million tonnes per annum. See “Renard Diamond Mine - Mineral Processing and Diamond Recovery”.

Diamond selling prices: “spot” diamond valuation estimates used for revenue forecasting are based on a 19% estimated market adjustment to the March 2014 valuation of the Renard 2, 3, 4 and 65 valuation samples by WWW IDC.

Diamond escalation rate: diamond prices have been assumed to increase by 2.5% per annum in real terms (with sensitivities ranging from 0% to 5% in real terms), from January 1, 2016 until the end of 2028.

Exchange rate: the C$/US$ exchange rate is used to convert revenue from diamond sales into Canadian dollars and to calculate a delivered certain fuel price to site. The base case exchange rate assumption for financial modelling is 1.35 C$/US$ flat. All operating cost estimates are in Canadian dollars.

Energy: the delivered diesel price used in the model is $1/litre, and the delivered LNG price is $0.63/m³ which includes transportation costs to site, federal excise tax and provincial fuel tax. Power generation is via a combination of LNG and diesel power plant located on site. The cost of generating power is therefore dependent on mix between LNG and diesel and the fuel price assumption for both. The average mix of LNG and diesel used to generate power over the life of mine is approximately 88% and 12% respectively. The total energy cost (power and fuels) represents 24.5% of total life of mine OPEX.

Real dollar terms: project cash flows have been calculated in real dollar terms (constant dollar terms). Where nominal cash flows have been calculated for comparable purposes, a general inflation factor of 2% per year has been applied to operating costs, revenues, deferred and sustaining capital expenditures, as well as closure costs and salvage values. The general inflation factor used is consistent with the monetary policy adopted by the Bank of Canada and the federal government at keeping total CPI inflation at 2% with a control range of 1% to 3% around the target (Bank of Canada Monetary Policy Report, July 2011).

Project Financing: on July 8, 2014 Stornoway completed a series of financing transactions, consisting of the issuance of common shares and warrants, convertible debentures, a diamond streaming agreement, a senior loan agreement, cost over-run facilities and an equipment finance facility. Proceeds from the financing transactions have been used and are being used for the construction of the Renard Diamond Mine, and for working capital during the construction period, including interest and financing expenses. It is anticipated that proceeds from the financing transactions mentioned above will be sufficient to meet Stornoway's capital requirements to the Renard Commencement of Commercial Production at the project. Net present valuations are presented net of all royalties, costs incurred under the Mecheshoo Agreement, the effective revenue impairment associated with the Renard Streaming Agreement for the Forward Sale of Diamonds, and are presented on an unlevered basis.

Life of mine gross revenue from diamond sales is estimated at $5,565 million in real dollar terms. Life of mine OPEX is estimated at $1,878 million in real terms to process 33.4 Mt of ore and produce 22.3 million diamond carats. The average life of mine operating cost is $56.20/t (US$41.63/t) of ore or $84.37/carat (US$62.50/ct) produced with the average annual profile presented.

An unlevered after-Tax NPV (7%) is estimated at $974 million, and $1,349 million on a pre-tax basis, in real dollar terms. Given the advanced nature of project construction, estimates of internal rate of return and payback period are not considered meaningful.

Table 1.19: Project Valuation(1)(2)(3)

	Pre-Tax	After-Tax
NPV5%	$1,558	$1,113
NPV7% (Base Case)	$1,349	$974
NPV8%	$1,258	$913

Notes:

(1)	All quoted figures in the project economic analysis are quoted in Canadian $ terms unless stated otherwise.

(2)	Dollar amounts in $ million.

(3)

For the purposes of the Renard Technical Report financial model, net present valuations are presented net of all royalties, costs incurred under the Mecheshoo Agreement, the effective revenue impairment associated with the Renard Streaming Agreement for the Forward Sale of Diamonds, and are presented on an unlevered basis.

The project is most sensitive to estimated revenue parameters (diamond price, exchange rate and grade) and least sensitive to estimated operating cost metrics. The Project also shows strong sensitivity to future diamond price growth. Stornoway's utilization of a 2.5% real terms growth factor is consistent with well constrained rough diamond supply and demand forecasts and industry best-practice.

Conclusions and Recommendations

All elements of the project development plan, including the remaining required infrastructure, mine design, process plant design, waste disposal infrastructure and cost estimation, represent the current estimate for life of mine operations. The resulting information therefore met all of the applicable requirements for conversion of Indicated Mineral Resources to a Probable Mineral Reserve estimate. The Probable Mineral Reserve estimate was determined in accordance with CIM Definition Standards classification. Considering the risks inherent in all kimberlite deposits, such as sampling for geological continuity, diamond grade and diamond revenue determination, the Indicated portion of the Mineral Resources is considered suitable for the estimate of Probable Reserve. The authors of the report recommend to perform additional work in order to reduce the uncertainties in the geomechanical and design analysis and to continually review these analysis to ensure they remain valid over time. They also recommend to test processed kimberlite material post production to confirm geochemical classification in support of the processed kimberlite facility design. There is no certainty that the Renard Technical Report will be realized.

Update on Renard

On March 26, 2017, Stornoway reported financial and operating results for the fourth quarter and year ended December 31, 2017. Earnings, operating expenses and capital expenses quoted reflect the recent adoption of a change in accounting policy regarding the capitalization of certain underground mine development costs (see “Change in Accounting Policy” below).

Year ended December 31, 2017 Highlights (all quoted figures in C$, unless otherwise noted)

•	For the year ended December 31, 2017, Stornoway reported net loss of $114.6 million ($0.14 per share on a basic and fully diluted basis), compared to net income of $19.6 million in 2016 ($0.03 per share basic and fully diluted). Included in 2017 earnings is a non- cash impairment charge of $171.0 million, reflecting a lower diamond price environment than was originally forecast by Stornoway. Net income before impairment[5] was $11.1 million for the fourth quarter and $15.0 million for the year.

•	During 2017, the Renard Diamond Mine attained commercial production, completed the processing ramp-up on schedule and accomplished two full quarters at or above plant nameplate operating capacity.

•	Mining in the Renard 2-3 and Renard 65 open pits in the fourth quarter comprised 827,181 tonnes, with 442,476 tonnes of ore extracted. For the full year, open pit mining stood at 4,475,854 tonnes (102% of plan), with 2,091,782 tonnes of ore extracted.

•	A total of 398,267 carats were recovered in the fourth quarter from the processing of 518,817 tonnes of ore at a grade of 77 cpht. For the full year, a total of 1,642,934 carats were recovered from 1,956,436 tonnes of ore at 84 cpht (98%, 97% and 99% of plan respectively).

•	Diamond sales of 486,633 carats[6] were completed in the fourth quarter with gross proceeds[5,7] of $52.6 million at an average price of US$86 per carat ($108 per carat 8). For the full year, Stornoway sold 1,701,561 carats for gross proceeds[5,7] of $186.2 million at an average price of US$85 per carat ($109 per carat 9).

•	In the fourth quarter, cash operating costs per tonne processed 5, [10] were $42.10 per tonne ($54.85 per carat) and capital expenditures[5,10] were $47.7 million. For the full year, cash operating costs per tonne processed[5,10] were $45.02 per tonne ($53.60 per carat) and capital expenditures[5,10] were $126.9 million.

•	In the fourth quarter, Stornoway reported adjusted EBITDA[5,10] of $25.2 million, or 45.5% of revenues, and $85.0 million, or 43.3% of revenues, for the full year ended December 31, 2017.

•	At year end, cash, cash equivalents and short-term investments stood at $81.0 million and available liquidity[5] to Stornoway, including available credit facilities, stood at $101.8 million.

________________________________

5 See “Non IFRS Financial Measures” section.

6 Including 32,989 carats that were sold in the third quarter for which revenue was realized in the fourth quarter.

7 Before stream and royalty.

8 Based on an average $:US$ conversion rate of $1.26.

9 Based on an average $:US$ conversion rate of $1.29.

10 See “Change in Accounting Policy” section.

Table 1. Financial Results Highlights

(expressed in millions of Canadian dollars, except as otherwise noted)
	Three months ended	Year ended
	December 31, 2017	December 31, 2017
Ore mined (tonnes)	490,237	2,218,385
Waste mined (tonnes)	444,058	2,704,560
Ore processed (tonnes)	518,816	1,956,435
Carats Recovered	398,267	1,642,934
Carats Sold[6]	486,633	1,701,561
Revenues	55.5	196.5
Cost of Goods Sold	43.2	149.2
Impairment charge	171.0	171.0
Selling, General, Administrative and Exploration	4.6	19.9
Expenses
Financial and other (income) expenses	3.1	7.6
Foreign exchange (gain) loss	0.7	(7.9)
Net (loss) income	(118.6)	(114.6)
Net (loss) income per Share – Basic and Diluted	(0.14)	(0.14)
Net income before impairment[1]	11.1	15.0
Adjusted EBITDA[5]	25.2	85.0
Adjusted EBITDA margin (%)[5]	45%	43%
Capital expenditures[5]	47.6	126.9

Financial Summary

Revenue for the fourth quarter is estimated at $55.5 million, and at $196.5 million for the full year FY2017. Revenue includes amortization of upfront proceeds received by Stornoway under the Renard Stream Agreement for Forward Sale of Diamonds in consideration for future commitments to deliver diamonds at contracted prices.

Under the changed accounting policy, Stornoway reported FY2017 Adjusted EBITDA5,10 of $85.0 million, or 43.3% of revenue. Stornoway incurred a non-cash impairment charge of $171.0 million as at December 31, 2017 on the carrying value of Stornoway’s property plant and equipment, reflecting an outlook of lower than expected diamond pricing. Prior to this charge, Stornoway reported net income before impairment5 for FY2017 of $15.0 million.

During the fourth quarter Stornoway drew down funds available under its senior loan facility with Diaquem Inc. (a wholly-owned subsidiary of Ressources Québec) prior to its scheduled expiry at year-end, and made $16.0 million of principal repayments on existing indebtedness. As at December 31, 2017, cash, cash equivalents and short-term investments stood at $81.0 million and Available Liquidity5 to Stornoway, including available credit facilities, stood at $101.8 million.

Change in Accounting Policy

The fourth quarter and full year FY2017 results incorporate the impact of an accounting policy change recently adopted by Stornoway in accordance with IAS 8 “Accounting policies, changes in accounting estimates and errors” wherein certain costs associated with the development of the underground mine that were previously expensed will now be capitalized and amortized over- the period during which the underground infrastructure can be expected to contribute to the revenue earning capability of the mine. Mining companies use different accounting treatments on development expenditure incurred during the production phase. This change will result in the financial statements providing reliable and more relevant information on Stornoway’s financial performance, such as operating expense, capital expense, and earnings.

Table 2 illustrates a reconciliation certain financial and operating metrics impacted by the accounting policy change for the three 2017 interim consolidated financial statements of Stornoway.

Table 2. Reconciliation of Key Financial and Operating Metrics Pursuant to Accounting Policy Change

(expressed in millions of Canadian dollars, except as otherwise noted)
Three months ended										Year ended
March 31, 2017			June 30, 2017			September 30, 2017			December 31,	December 31,
									2017	2017
Before	Impact	After	Before	Impact	After	Before	Impact	After	After Change	After Change
Change		Change	Change		Change	Change		Change
Cost of Goods Sold ($m)
36.4	-2.8	33.6	33.9	-1.6	32.3	49.2	-9.1	40.1	43.3	149.2
Cash Operating Cost per Tonne Processed ($/t)[5]
57.86	-5.19	52.67	54.12	-9.43	44.69	57.97	-15.98	41.99	42.10	45.02
Cash Operating Cost per Carat Recovered ($/ct)[5]
62.98	-5.65	57.33	66.39	-11.56	54.83	66.39	-18.30	48.09	54.85	53.60
Capital Expenditures ($m)[5]
17.1	+2.2	19.3	24.0	+4.8	28.8	22.7	+8.5	31.2	47.6	126.9
Adjusted EBITDA ($m)[5]
19.7	+1.6	21.3	15.1	+1.7	16.8	15.0	+6.7	21.7	25.2	85.0
Adjusted EBITDA Margin[5]
40.6%	+3.3%	43.9%	35.6%	+3.9%	39.5%	30.0%	+13.4%	+43.4%	45.4%	43.3%

Operational Summary

Environment, Health, Safety and Communities

No lost time incidents were recorded during the quarter, for a year to date lost time incidents rate of 0.4 for contractors and zero for Stornoway employees. Average daily manpower at site in December averaged 324 workers (Stornoway and contractors) of which 12% were Crees of the Eeyou Istchee. Stornoway employees stood at 505 as at December 31, 2017, including 437 mine located employees, of which 12% were Crees, 26% were from Chibougamau and Chapais, and 62% were from outside the region. One incident of administrative environmental non - -conformity was identified during the quarter due to reporting an accidental glycol spill outside -of the 24 hour prescribed delay.

Commercial Production, Ramp Up and Completion Certification

Stornoway formally declared commercial production at the Renard Diamond Mine on January 1, 2017, marking the end of the project’s initial capital expense period. Production ramp-up was completed on schedule at the end of the second quarter of 2017, with an average processing rate of 6,149 tonnes per day achieved in June 2017. Since then, two full operating quarters have been completed at average processing rates of 5,957 tonnes per day and 6,014 tonnes per day respectively.

Subsequent to the year end, on February 7, 2018, Stornoway announced the attainment of full completion certification at the Renard Diamond Mine pursuant to the terms of Stornoway’s July 2014 material project finance agreements.

Mining and Processing

During the fourth quarter, 827,181 tonnes were mined from the Renard 2- 3 and Renard 65 open pits, with 442,476 tonnes of ore extracted. 518,817 tonnes of ore from the Renard 2 and Renard 3 kimberlites were processed with a diamond recovery of 398,267 carats at an attributable grade of 77 cpht.

During the year, 4,475,854 tonnes were mined from the Renard 2-3 and Renard 65 open pits, compared to a plan of 4,369,532 tonnes (102%), with 2,091,782 tonnes of ore extracted. 1,956,436 tonnes of ore were processed with a diamond recovery of 1,642,934 carats at an attributable grade of 84cpht, compared to a plan of 1,999,000 tonnes and 1,694,312 carats at 85 cpht (98%, 97% and 99% respectively).

Carat production was lower than planned in the fourth quarter and on a full year basis, due to the unscheduled batch processing of lower grade Renard 65 ore in November for the purpose of obtaining a valuation sample of Renard 65 diamonds.

In the fourth quarter, cash operating costs per tonne processed5,10 were $42.10 per tonne ($54.85 per carat recovered1,6). On a full year basis, cash operating costs per tonne processed5,10 were $45.02 per tonne ($53.60 per carat recovered5,10). Under the changed accounting policy, cash operating costs are lower and capital expenditures are higher than was contemplated in the 2017 guidance.

Diamond Sales

During the fourth quarter, Stornoway sold a total of 486,6336 carats in 2 tender sales with gross proceeds5,7 of $52.6 million, at an average price of US$86 per carat ($108 per carat8). On a full year basis Stornoway sold 1,701,561 carats for gross proceeds5,7 of $186.2 million, at an average price of US$85 per carat ($109 per carat9).

Commentary on Diamond Production and the Rough Diamond Market

During 2017, the quality and size distribution of diamond recoveries at Renard were negatively impacted by high levels of diamond damage incurred during processing, producing a commensurate reduction in the average price achieved at sale. Stornoway believes that significant value improvement may be achieved upon successful mitigation of the breakage to more acceptable levels. The source of the breakage has been localized, primarily, within the secondary cone crusher and tertiary high pressure grinding roll crusher, and appears associated with the high proportion of hard, internal dilution inherent in Renard ore producing an abrasive environment within the crushers. Stornoway believes that the introduction of ore-waste sorting, approved under an extraordinary capital plan by the board of directors in August 2017, will contribute to a higher quality diamond product through the removal of a large proportion of the abrasive dilution from the crushing circuits. Commissioning of the new ore- waste sorting circuit is expected to commence shortly.

Between the first sale of Renard diamonds in November 2016, and the tenth sale in December 2017, the average run of mine pricing for Renard diamonds, after accounting for size distribution and quality variations, increased in real terms by 13.5% . This increasing trend reflected a positive reaction by the rough market to the qualities, colours and polished yields of the Renard diamond production, and increasing participation in Stornoway’s diamond tenders. This result was attained despite a challenging rough diamond market in 2017, which was characterized by an increase in sales from rough producers (including from three new diamond mining projects) and flat to low sales growth for polished diamonds and diamond jewellery. These market conditions were exacerbated by the Indian demonetization events of late 2016, which impacted rough diamond pricing for smaller and lower quality items during the course of 2017. By year end, the effect of the Indian demonetization event had largely been removed from the rough diamond market, and a strong holiday selling season, particularly in Asian markets, had resulted in moderate price growth at the start of 2018 for both rough and polished diamonds.

Subsequent to the year end, Stornoway announced on January 29, 2018 that in the first tender of 2018 it had sold 138,687 carats were sold for gross proceeds5,8 of US$14.4 million at an average price of US$104 per carat. This is the highest price for Renard diamonds achieved to date, and reflected the strengthening diamond market and appreciable improvements in breakage levels, size distribution and quality mix.

Capital Projects

Under the changed accounting policy, capital expenditures5,10 in the fourth quarter were $47.7 million, primarily related to the development of the underground mine and the construction of the ore-waste sorting circuit. For the year ended December 31, 2017, capital expenditures5,10 stood at $126.9 million. Under the changed accounting policy, cash operating costs are lower and capital expenditures are higher than was contemplated in the 2017 guidance.

Development of the underground mine during the fourth quarter focussed on lateral- development in kimberlite and waste for the drill drift on levels 160, 240 and 270, and also for the draw points on level 290. Development of the fresh air raise was also completed during this period. Lateral development comprised 1,227 meters compared to a plan of 1,062 meters (+16%). On a yearly basis, lateral development stood at 4,869 meters compared to a plan of 4,460 meters (+9%).

The first production blast in the underground mine occurred successfully on December 20, 2017. Full production from the underground mine is on schedule to commence within the second quarter of 2018.

Updated FY2018 Guidance

Under the changed accounting policy, cash operating costs5 in FY2018 are expected to be $48 to $50 per tonne processed ($75 to $77 per carat recovered), and capital expenditures5 are expected to be $100 million. This compares to previous FY2018 guidance of $56 to $58 per tonne processed ($87 to $92 per-carat recovered) and $82 million of capital expenditures5. Other FY2018 guidance (Table 3) is un impacted by the accounting changes.

Table 3. Updated FY2018 Guidance

(expressed in millions of Canadian dollars, except as otherwise noted)
MINING AND PROCESSING
Open Pit Tonnes Mined	2.7 million
Underground Tonnes Mined	2.2 million
Tonnes Processed	2.5 million
Carats Recovered	1.6 million
Grade (cpht)	65
Cash Operating Cost per Tonne Processed	$48-50
Cash Operating Cost per Carat Recovered	$75-77

SELLING AND MARKETING
Carats Sold (+7 DTC)	1.1 million
Carats Sold (-7 DTC)	0.5 million
Average Diamond Pricing (+7 DTC)	US$ 125-165
Average Diamond Pricing (-7 DTC)	US$ 15-19

CAPITAL
Capital Expenditures	$100 million

Mineral Reserves Update

Mineral Reserves as of December 31, 2017 have been updated based on mining depletion. At December 31, 2016, Proven and Probable Mineral Reserves for the Renard Diamond Mine were 30.2 million tonnes at a grade of 66.3 cpht for 20.0 million attributable carats.

Exclusive of the Mineral Reserves, the Renard Diamond Mine includes additional Indicated Mineral Resources of 2.8 million carats (6.1 million tonnes at 46 cpht), Inferred Mineral Resources of 13.1 million carats (23.4 million tonnes at 56 cpht), and 33.0 to 71.1 million carats of non-resource exploration upside (76.2 to 113.2 million tonnes at grades ranging from 20 to 168 cpht). Readers are cautioned that the potential quantity and grade of any such exploration target is conceptual in nature, there has been insufficient exploration to define a mineral resource, and it is uncertain if further exploration will result in the target being delineated as a mineral resource. All kimberlites remain open at depth. The 2017 updated Mineral Resource incorporates geological data on kimberlite contacts and internal geology as revealed on the 160 meter, 270 meter and 290 meter levels in the Renard underground mine.

Non IFRS Financial Measures

Stornoway refers to certain financial measures, such as Net Income Before Impairment, Adjusted EBITDA, Adjusted EBITDA Margin, Average Diamond Pricing Achieved, Cash Operating Cost per Tonne Processed, Cash Operating Cost per Carat Recovered, Capital Expenditures, and Available Liquidity, which are not measures recognized under IFRS and do not have a standardized meaning prescribed by IFRS. As a result, these measures may not be comparable to similar measures reported by other corporations.

Each of these measures have been derived from Stornoway’s financial statements and have been defined and calculated based on management’s reasonable judgement. These measures are used by management and by investors to assist in assessing Stornoway’s performance. The measures are intended to provide additional information to the user and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.

SCHEDULE E - TECHNICAL INFORMATION UNDERLYING THE BRUCEJACK MINE

Most Recent Technical Report

The most recent technical report filed by Pretium Resources in accordance with NI 43-101 is entitled “Feasibility Study and Technical Report Update on Brucejack Project, Stewart, BC” with an effective date of June 19, 2014 (the “Brucejack Report”). Reference should be made to the full text of the Brucejack Report. The Brucejack Report is not and shall not be deemed to be incorporated by reference in this Annual Information Form.

Information Contained in this Section

The technical information, tables and figures that follow have been derived from (a) the Brucejack Report; (b) Pretium Resources’ most recent annual information forms as of the date hereof; and (c) various news releases publicly filed by Pretium Resources, and which may all be consulted under Pretium Resources’ issuer profile on SEDAR at www.sedar.com.

The technical information contained in this section has been reviewed and approved by Mr. Guy Desharnais, Ph.D., P.Geo, who is a “qualified person” for the purpose of NI 43-101. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein.

Except where otherwise stated, the disclosure in this section relating to operations on the Brucejack Mine is based on information publicly disclosed by Pretium Resources and information/data available in the public domain as at March 28, 2018 (except where stated otherwise), and none of this information has been independently verified by Osisko. Osisko considers that Pretium Resources has publicly disclosed all scientific and technical information that is material to Osisko.

As a holder of royalties, streams or other interests, Osisko has limited access to properties included in its asset portfolio. Additionally, Osisko may from time to time receive operating information which it is not permitted to disclose to the public. Osisko is dependent on the operators of the properties and their qualified persons to provide information to Osisko or on publicly available information to prepare required disclosure pertaining to properties and operations on the properties on which Osisko holds interests and generally has limited or no ability to independently verify such information. Although Osisko does not have any knowledge that such information may not be accurate, there can be no assurance that such third party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Osisko’s interest. Osisko’s interests often cover less than 100%, and sometimes only a portion of, the publicly reported Mineral Reserves, Mineral Resources and production of the property. Osisko shall not be held liable for any eventual misrepresentations in any scientific or technical information excerpted from any technical information publicly filed by Pretium Resources.

Project Description and Location

The Brucejack Gold Mine (in this section also referred to as the “Brucejack Project”, the “Property” or the “Brucejack Property”) in the Brucejack Report consists of four mining leases and six mineral claims totalling 3,304 hectares. The mining leases require annual payments to remain in good standing and the mineral claims are in good standing until January 31, 2027.

The Brucejack Project is centred at approximately latitude 56°28'20"N by longitude 130°11'31"W, approximately 950 kilometres northwest of Vancouver, 65 kilometres north- northwest of Stewart, and 21 kilometres south-southeast of the Eskay Creek Mine.

Pretium Resources acquired a 100% outright interest in the Brucejack Project in December 2010, pursuant to an acquisition agreement dated October 28, 2010 with Silver Standard. The Brucejack Project is subject to a 1.2% net smelter returns royalty in favour of Franco-Nevada on production in excess of 503,386 ounces of gold and 17,907,080 ounces of silver. Also, on September 15, 2015: (i) Pretium Exploration, Pretium Resources, 0890696 B.C. Ltd., Orion Stream II and BTO entered into the Brucejack Offtake Agreement, and (ii) Orion Stream II and BTO, as purchasers, Pretium Resources and Pretium Exploration, as sellers, Orion Stream II, as purchaser's agent and Orion Co-Investments II (ED) Limited, as collateral agent, entered into the Brucejack Stream Agreement, governing the purchase of the Refined Precious Metals.

Property Location Map

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Accessibility

The Brucejack Project is located in the Boundary Range of the Coast Mountain Physiographic Belt along the western margin of the Intermontane Tectonic Belt. The terrain is generally steep with local reliefs of 1000 metres from valleys occupied by receding glaciers, to ridges at elevations of 1200 metres above sealevel. Elevations within the Brucejack Project area range from 1366 metres along Brucejack Lake to 1650 metres at the Bridge Zone. However, within several areas, the relief is relatively low to moderate.

Pretium Resources has completed construction of its approximately 74 kilometre exploration access road that links the Brucejack Camp to Highway 37 via the Knipple Glacier, Bowser Camp and Wildfire Camp. Personnel, equipment, fuel and camp provisions are driven to a staging area on the Knipple Glacier before being taken over the glacier to the Brucejack Camp. The area is easily accessible by helicopter from the town of Stewart, or seasonally from the settlement of Bell II. The flight time from Stewart is approximately 30 minutes and slightly less from Bell II.

Climate

The climate is typical of north-western British Columbia with cool, wet summers, and relatively moderate but wet winters. Annual temperatures range from +20°C to -20°C. Precipitation is high with heavy snowfall accumulations ranging from 10 metres to 15 metres at higher elevations and 2 metres to 3 metres along the lower river valleys. Snow packs cover the higher elevations from October to May. The optimum field season is from late June to mid-October.

Local Resources and Infrastructure

There are no local resources other than abundant water for any drilling work.

The nearest infrastructure is the town of Stewart, approximately 65 kilometres to the south, which has limited supplies and personnel. The towns of Terrace and Smithers are also located in the same general region as the Brucejack Project. Both are directly accessible by daily air service from Vancouver.

The nearest railway is the Canadian National Railway Yellowhead route, which is located approximately 220 kilometres to the southeast. This line runs east-west and terminates at the deep water port of Prince Rupert on the west coast of British Columbia. The most northerly ice-free shipping port in North America, in Stewart, is accessible to store and ship concentrates.

History and Exploration

The exploration history of the area dates back to the 1880s when placer gold was located at Sulphurets and Mitchell Creeks. Placer mining was intermittently undertaken throughout the early 1900s and remained the main focus of prospecting until the mid-1930s.

In 1935, prospectors discovered copper-molybdenum mineralization on the Sulphurets property in the vicinity of the Main Copper zone, approximately six kilometres northwest of Brucejack Lake; however, these claims were not staked until 1960. From 1935 to 1959, the area was relatively inactive with respect to prospecting; however, it was intermittently evaluated by a number of different parties and several small copper and gold-silver occurrences were discovered in the Sulphurets-Mitchell Creek area. In 1960, Granduc and Alaskan prospectors staked the main claim group covering the known copper and gold-silver occurrences, which collectively became known as the Sulphurets property, starting the era of modern exploration. Various operators explored the area, and an underground program was completed on the West Zone between 1986 and 1991 by the Newcana Joint Venture among Granduc, Newhawk and Lacana Mining Corporation.

In 1999, Silver Standard acquired Newhawk and with it, Newhawk's 60% interest and control of the Brucejack Project. In 2001, Silver Standard acquired Black Hawk's 40% direct interest in the Brucejack Project, resulting in 100% interest in the Brucejack Project.

Silver Standard began initial work on the Brucejack Project in 2009 with drilling, rock-chip and channel sampling and re-sampling of historical drill core. The 2009 program tested five zones with 37 drillholes totalling 18,000 metres. A total of 12 drillholes were targeted at what would become the Valley of the Kings Zone (the “Valley of the Kings”).

In 2010, Silver Standard’s drill program was designed to continue definition of the bulk tonnage mineralization as well as to determine the nature and continuity of the high-grade mineralization observed at Valley of the Kings. Approximately one third of the 2010 drilling targeted the Valley of the Kings and included gold intersections of up to 5,840 g/t gold. The bulk tonnage drilling achieved its intended goal through the definition of more than 20 Moz at Brucejack (8 Moz in Measured and Indicated and 12.5 Moz gold in Inferred, at a 0.3 g/t AuEq cut-off; Ghaffari et al. 2011). The relatively dense drilling from the bulk tonnage drilling program, with drill spacings of 100 metres by 100 metres to 50 metres by 50 metres, formed the basis upon which the bulk tonnage resource model was built. Numerous high-grade intersections were defined as part of this drilling, allowing for the initial delineation of high- grade mineralization trends. In 2010, Silver Standard proceeded with the sale of the Brucejack projects to Pretium Resources.

The 2011 diamond drill program was focused specifically on defining high grade resources. In 2011, 178 drillholes were completed totalling 72,805 metres in drillholes SU-110 to SU-288. This included 97 drillholes (41,219 metres) that targeted the Valley of the Kings, 16 drillholes (7,471 metres) that targeted the West Zone, and 21 drillholes (7,220 metres) that targeted the surrounding areas. The remaining drilling was focused on expansion of Shore Zone, testing for structurally controlled high grade mineralization in Galena Hill (now part of the Valley of the Kings) and Bridge Zones, as well as testing new target areas. The West Zone ramp was partially dewatered in late 2011 and early 2012. A geotechnical mapping program and updated survey was completed on the dewatered portion of the mine.

The 2012 diamond drill program focused on defining the high grade resource for the Valley of the Kings, specifically targeting geological and structural features believed to be associated with high grade gold mineralization. Diamond drilling also focused on expanding the known extents of the Valley of the Kings Zone, both west of the Brucejack Fault and along trend to the east of the main mineralized zone. A total of 301 drillholes were completed, totalling 105,500 metres of drilling during the 2012 drilling program.

An underground exploration program commenced in 2012 which was designed to, amongst other things, access the Valley of the Kings deposit underground, excavate a 10,000 tonne underground bulk sample and demonstrate continuity of the high-grade gold mineralization. The initial phase of the underground program involved widening a portion of the historical West Zone underground workings to five metres by five metres so that the historical West Zone portal and underground workings can be used for access to the Valley of the Kings with production sized mining equipment. In late December 2012, the widening of the historical West Zone underground workings was completed and excavation commenced of the access ramp from the West Zone workings to the Valley of the Kings.

The 2013 surface diamond drill program focused on further defining the high grade resource for the Valley of the Kings as well as the geological and structural features believed to be associated with gold mineralization. A total of 24 surface diamond drillholes (5,200 metres) of the 37 surface drillholes (5,770 metres; drillholes SU-590 to SU-626) completed during the 2013 drilling program were focussed on the Valley of the Kings.

In 2013, Pretium Resources also excavated a bulk sample from within the Valley of the Kings to further evaluate the geological interpretation and Mineral Resource estimate. The location of the proposed bulk sample was selected to be representative of the grade and character of the overall mineralization of the Valley of the Kings.

Underground development reached the bulk sample area in May 2013 and underground drilling to support the bulk sample program began in mid-May. A total of 409 drillholes (38,840 metres) were completed with 200 of these drillholes (16,640 metres) testing the bulk sample area. The remainder (209 drillholes totalling 22,200 metres) were testing targets outside of the bulk sample area.

The design of the bulk sample was limited by provincial legislation to a maximum allowable bulk sample size of 10,000 tonnes. The bulk sample was collected as a series of nominal 100 tonne rounds in underground development. Pretium Resources elected to process the bulk sample both through a sample tower on site and at a custom mill (Contact Mill) in Montana, United States. The results of assaying of the samples from the sample tower provided, in Snowden’s opinion, an unacceptable degree of variation in the results.

In 2014, exploration focused on resource definition in the Valley of the Kings with both surface and underground exploration.

The 2014 surface drill program consisted of infill drilling, exploration drilling at depth and condemnation drilling. The infill drill program, comprising 5,818 metres in three holes including 14 wedge holes, was successful in confirming the grade and continuity of Indicated and Inferred gold mineralization in an area defined by the 2013 Mineral Resource estimate block model.

The exploration drilling at depth, which consisted of four deep drill holes comprising 3,507 metres, was successful in confirming the continuity of gold mineralization in the Valley of the Kings below the area defined by the 2013 Mineral Resource estimate. Condemnation drilling for mine site infrastructure consisted of 25 drill holes comprising 2,679 metres.

Underground exploration in the Valley of the Kings has continued to date with mapping and sampling coinciding with the advance of ramping and vent raise excavation.

Geological Setting

The Brucejack Property is located on the eastern limb of the broad McTagg anticlinorium, the northern closure of the Stewart-Iskut culmination. As a result, rocks on the Brucejack Property are tilted, as well as folded, and generally display a progressive younging towards the east. Volcanic arc-related rocks of the Triassic Stuhini Group form the core of the anticlinorium, and are successively replaced outwards by volcanic arc-related rocks of the Lower Jurassic Hazleton Group and clastic basin-fill sedimentary rocks of the Middle to Upper Jurassic Bowser Lake Group.

Geology on the Brucejack Property can generally be characterized as a northerly-trending, broadly arcuate, concave-westward structural-stratigraphic belt of variably altered rocks. This belt is bisected on the western side of the Brucejack Property by a prominent topographic lineament, the Brucejack Fault. This belt is characterised by a broad band of variably but generally intensely quartz-sericite-pyrite altered rocks of up to several hundred metres or more across, and approximately five kilometres in strike extent. The quartz-sericite-pyrite alteration typically contains between two and 20% pyrite, and, depending on the alteration intensity, can preclude protolith recognition. Most of the defined mineral resources on the Brucejack Property are located within the intensely altered zone.

Mineralization

Gold (± silver) mineralization is hosted in predominantly sub-vertical vein, vein stockwork, and subordinate vein breccia systems of variable intensity, throughout the alteration band. The stockwork systems display both parallel and discordant relationships to stratigraphy. The stockwork systems are relatively continuous along strike (several tens of metres to several hundreds of metres).

Several mineralization zones have been explored to varying degrees, including (from south to north): Bridge Zone, Valley of the Kings Zone, West Zone, Gossan Hill, Shore Zone, and SG Zone. There are numerous relatively unexplored mineralization showings within the alteration band across the Brucejack Property that are between the main mineralization zones, highlighting the exceptional exploration potential of the Brucejack Property.

High grade gold mineralization in the Valley of the Kings, the current focus of the Project, occurs in a series of west-northwest (and subordinate west-southwest) trending sub-vertical corridors of structurally reoriented vein stockworks and vein breccias. Stockwork mineralization displays both discordant and concordant relationships to the volcanic pile stratigraphy. Gold is typically present as gold-rich electrum within deformed quartz-carbonate (±adularia?) vein stockworks, veins, and subordinate vein breccias, with grades ranging up to 41,582 g/t gold and 27,725 g/t silver over 0.5 m.

Recent underground exploration carried out as a part of the bulk sample program confirmed the location of corridors of stockwork-style mineralization and the lithological contacts in this part of the deposit (within the Valley of the Kings). In addition the work resulted in the recognition of sub-vertical north-northeasterly trending deformed, curviplanar, and sheared quartz-carbonate veins containing abundant visible electrum. These structures are interpreted as structurally-controlled fluid conduits that were active during development of the porphyry system and associated volcanic pile in the early Jurassic, and which were reactivated during Cretaceous deformation.

The Valley of the Kings deposit is currently defined over 1,200 metres in east-west extent, 600 metres in north-south extent, and 650 metres in depth. The West Zone appears to form the northern limb of an anticline that links up with the Valley of the Kings in the south, and the southern limb of a syncline that extends further to the north. This zone, which is currently defined over 590 metres along its northwest strike, 560 metres across strike, and down to 650 metres in depth, is open to the northwest, southeast, and at depth to the northeast.

Mineralized Zones

The current resources as presented by Pretium Resources in its annual information form for the year ended December 31, 2016 are comprised of two different zones on the Brucejack Project, being the Valley of the Kings Zone and the West Zone.

Valley of the Kings Zone

Exploration drilling by Silver Standard (2009, 2010) and Pretium Resources (2011 to present), as well as surface mapping, has been successful in outlining a series of corridors of high grade mineralization associated with deformed quartz stockworks and intense quartz-sericite-pyrite alteration in an east-west trending and east-southeast plunging tight syncline developed in almost the full sequence of lower Hazelton Group rocks.

The Valley of the Kings mineralized zone trends approximately west-northwest to east- southeast. Its orientation mirrors that of Electrum Ridge, a pronounced topographic feature near the southern margin of the zone, and drilling to date has extended its strike to over 800 metres. The zone is up to 150 metres wide and was originally thought to be bound to the west by the Brucejack Fault. Recent drilling in the current 2012 drill program, together with the presence of significant intervals of gold mineralization, in the Waterloo Zone, indicates that the Valley of the Kings continues west across the fault, thereby making the zone open to the west, as well as to the east and at depth.

High-grade gold and silver mineralization within the Valley of the Kings occurs as electrum, which is generally hosted in deformed quartz-carbonate and quartz-adularia veins and vein stockworks. While quartz veining and stockworks are common throughout the zone, the majority of gold intersections are confined to corridors within a zone 75 metres to 100 metres wide on the southern limb of the syncline. The orientation of these corridors is subparallel to the fold axis. Gold to silver ratios within the Valley of the Kings are typically 2:1 or higher. Variations in this ratio, which could be a function of thermal gradients developed at the time of mineralization, are suggested by a visible increase in the proportion of silvery electrum (at the expense of more gold-coloured electrum) with a concomitant increase in the proportion of vein- hosted adularia towards the eastern parts of the zone. Additional precious metals-bearing minerals found in the Valley of the Kings, typically in trace quantities, include silver sulphides, acanthite, pyrargyrite and tetrahedrite, and associated with base metal-bearing sulphides include sphalerite and galena.

Low grade bulk tonnage mineralization, associated with disseminated anhedral pyrite, forms a halo within the altered rocks, surrounding the high grade mineralization corridors.

West Zone

The West Zone gold-silver deposit is hosted by a northwesterly trending band of intensely altered Lower Jurassic latitic to trachyandesitic volcanic and subordinate sedimentary rocks, as much as 400 metres to 500 metres thick, which passes between two more competent bodies of hornblende plagioclase hornblende phyric flows. The stratified rocks dip moderately to steeply to the northeast and are intensely altered, particularly in the immediate area of the precious metals mineralization. The West Zone appears to form the northern limb of an anticline that links up with the Valley of the Kings to the south, and the southern limb of a syncline that extends further to the north.

The West Zone deposit itself comprises at least 10 quartz veins and mineralized quartz stockwork ore shoots, the longest of which has a strike length of approximately 250 metres and a maximum thickness of about around 6 metres. Most mineralized shoots have vertical extents that are greater than their strike lengths. Veins and stockworks in this zone display clear evidence of post-mineral ductile and brittle deformation. The West Zone is open along strike to the southeast, and at depth to the northeast.

In terms of hydrothermal alteration, the West Zone is marked by a central silicified zone that passes outwards to a zone of sericite ± quartz ± carbonate and then an outer zone of chlorite ± sericite ± carbonate. The combined thickness of the alteration zones across the central part of the deposit is between 100 metres and 150 metres.

Gold in the West Zone occurs principally as electrum in quartz veins and is associated with, in decreasing order of abundance, pyrite, sphalerite, chalcopyrite, and galena. Besides being found with gold in electrum, silver occurs in tetrahedrite, pyrargyrite, polybasite and, rarely, stephanite and acanthite. Gangue mineralogy of the veins is dominated by quartz, with accessory adularia, albite, sericite, and minor carbonate and barite. The increased abundance of silver in the West Zone may suggest that this zone was formed down temperature gradient from the Valley of the Kings.

Drilling

The input data for the West Zone Mineral Resource estimate consisted of 756 drillholes (63,208 metres) including 439 underground drillholes (24,688 metres), 269 historical surface drillholes (21,321 metres) and 48 surface drillholes (17,199 metres) completed since 2009.

The input data for the Valley of the Kings Mineral Resource estimate comprised 932 drillholes totalling 218,238 metres. The drilling consisted of:

•	9 historic drillholes (579 metres);

•	490 surface drillholes drilled between 2009 and 2012 (173,619 metres);

•	24 surface drillholes drilled in 2013 (5,200 metres); and

•	409 underground drillholes drilled in 2013 (38,840 metres).

Drillhole paths were surveyed at a nominal 50 metre interval using a Reflex EZ single shot instrument. There was no apparent drilling or recovery factor that would materially impact the accuracy and reliability of the drilling results.

The drill collars were surveyed by McElhanney Surveying from Terrace, British Columbia. McElhanney Surveying used a total station instrument and permanent ground control stations for reference and have completed all the surveying on the project since 2009. All underground drill collars were surveyed by Procon.

Historical drill core sizes for surface drillholes were NQ (47.6 millimetre diameter) and BQ (36.5 millimetre diameter). Core size for drillholes collared from an underground exploration ramp at West Zone was AQ (27 millimetre diameter).

Core sizes for the surface collared drillholes are PQ (85 millimetre diameter), HQ (63.5 millimetre diameter) and NQ (47.6 millimetre diameter). Approximately 50% to 60% of Pretium Resources’ core is HQ size. All drillcore collected from the underground drilling in 2013 was HQ size.

Sampling, Analysis, Data Verification and Security

Split PQ samples weigh approximately 10 kilograms. HQ samples are around 6 kilograms, and NQ are 3 kilograms to 4 kilograms. These weights assume a nominal 1.5 metre sample length. In general, the average sample size submitted to the analytical laboratory, ALS Chemex was 6.5 kilograms.

Samples at ALS Chemex were crushed to 70% passing 2 millimetres, (-10 mesh). Samples were riffle split and 500 g were pulverized to 85% passing 75 μm (-200 mesh). The remaining coarse reject material was returned to us for storage in the Stewart warehouse.

Gold was determined using fire assay on a 30 g aliquot with an atomic absorption finish. In addition, a 33 element package was completed using a four acid digest and ICP-AES analysis, which included the silver. Density determinations were done by ALS Chemex using the pycnometer method on pulps from the drilling program.

Snowden analysed the QA/QC for the Brucejack Project. The Brucejack drillhole and QA/QC database is managed by GeoSpark Consulting Inc., who also manage the routine analysis of the QA/QC results for Pretium Resources. GeoSpark Consulting Inc. supplied Snowden with a QA/QC database, in Microsoft Access format, containing the QA/QC results for all drilling up to December 5, 2013.

The QA/QC protocols included the use of field duplicates, standards and blanks. The quality control samples were included at a nominal rate of one field duplicate, one standard and one blank for every 20 samples. Check assays, in the form of pulp duplicates, were also completed by a different laboratory and compared with the primary laboratory.

Procedures undertaken by Pretium Resources have been under the supervision and security of Pretium Resources staff, as far as drill core sampling prior to dispatch. Laboratory sample reduction and analytical procedures have been conducted by independent accredited companies with acceptable practices. Pretium Resources ensures quality control is monitored through the insertion of blanks, certified reference materials and duplicates.

Mineral Processing and Metallurgical Testing

Several metallurgical test programs were carried out to investigate the metallurgical performance of the mineralization. The main test work was completed from 2009 to early 2014. The samples tested were generated from various drilling programs, including the samples tested by the bulk sample processing programs. The metallurgical test programs conducted on the Brucejack mineralization included head sample characteristics, gravity concentration, gold/silver bulk flotation, cyanidation, table concentrate melting and the determination of various process related parameters. The early test work focused on developing the flowsheet for gravity concentration, bulk flotation, and flotation concentrate cyanidation. The test work also studied the metallurgical responses of the samples to the gravity concentration flowsheet for gravity concentration followed by whole ore leaching. The later test work concentrated on the gravity-flotation concentration flowsheet.

In general, the Valley of the Kings Zone and West Zone mineralization is moderately hard. The mineral samples tested responded well to the conventional combined gravity and flotation flowsheet. The gold in the mineralization was amenable to centrifugal gravity concentration. On average, 40 to 50% of the gold in the samples were recovered by the gravity concentration. The flotation tests results indicated that bulk flotation can effectively recover the gold remained in the gravity concentration tailings using potassium amyl xanthate as a collector at the natural pH. Two stages of cleaner flotation would significantly upgrade rougher flotation concentrate. The gold in the mineralization showed better metallurgical performance, compared to silver. On average, approximately 96 to 97% of the gold and 91 to 92% of the silver were recovered to the gravity concentrate and bulk flotation concentrate at the grind size of 80% passing approximately 70 to 80 µm. There was a significant variation in metallurgical performances among the samples tested. This may be a result of the nugget gold effect. The industrial runs on the 10,000-t bulk sample for the 2013 bulk sample processing program and the 1,200-t high- grade Cleo mineralization conducted in 2014 showed that the gravity/flotation process flowsheet as designed for the Brucejack mineralization suited the treatment of the bulk sample. The results also showed that the gravity/flotation flowsheet adapted well for the varying mineralization and the wide range feed grades that were experienced during processing of the bulk sample.

Cyanide leach tests were also conducted to investigate the gold and silver extractions from various samples, including head samples, flotation concentrates, flotation tailings and gravity concentrates. In general, most of the sample responded reasonably well to direct cyanidation, excluding a few of samples containing higher contents of graphite (carbon), arsenic, or electrum. Cyanide leach process was not recommended for the feasibility study.

The test results suggest that the gold and silver recovery flowsheet for the mineralization should include gravity concentration, bulk rougher and scavenger flotation, rougher and scavenger concentrate regrinding, followed by cleaner flotation.

Mineral Processing

The process flowsheet developed for the Brucejack Property mineralization is a combination of conventional bulk sulphide flotation and gravity concentration to recover gold and silver. The processing plant will produce a gold-silver bearing flotation concentrate and gold-silver doré that will be produced by melting the gravity concentrate produced from the gravity concentration circuits. Based on the LOM average, the recovery process is estimated to produce approximately 5,600 kg of gold and 1,900 kg of silver as doré per year and 44,000 t of gold-silver bearing flotation concentrate per year from the mill feed, grading 14.1 g/t gold and 57.7 g/t silver. The estimated gold recoveries to the doré and flotation concentrate are 43.3% and 53.4%, respectively, totalling 96.7% . The estimated silver recoveries reporting to the doré and flotation concentrate are 3.5% and 86.5%, respectively, totalling 90.0% .. The LOM average gold and silver contents of the flotation concentrate are anticipated to be approximately 157 g/t gold and 1,000 g/t silver. The flotation concentrate will be shipped off site to a smelter for further treatment to recover the gold and silver.

The process plant will consist of:

•	one stage of crushing (located underground);

•	a surge bin with a live capacity of 2,500 ton surface;

•	a semi-autogeneous grinding (SAG) mill and ball mill primary grinding circuit integrated with gravity concentration;

•	rougher flotation and rougher/scavenger flotation followed by rougher flotation concentrate regrinding; and

•	cleaner flotation processes.

A gravity concentration circuit will also be incorporated in the bulk concentrate regrinding circuit. The final flotation concentrate will be dewatered, bagged, and trucked to the transload facility in Terrace, British Columbia. It is expected that the flotation concentrate will be loaded in bulk form into rail cars for shipping to a smelter located in eastern Canada. The gravity concentrate will be refined in the gold room on site to produce gold-silver doré.

A portion of the flotation tailings will be used to make paste for backfilling the excavated stopes in the underground mine, and the balance will be stored in Brucejack Lake. The water from the thickener overflows will be recycled as process make-up water. Treated water from the water treatment plant will be used for mill cooling, gland seal service, reagent preparation, and make- up water.

Simplified Process Flowsheet

Mining Method

The underground mine design is largely unchanged from the previous feasibility study, supporting the extraction of 2,700 t/d of ore via transverse LHOS and longitudinal LHOS. Paste backfill and modern trackless mobile equipment will be used. Mine access will be by a main decline from a surface portal close to the concentrator. A second decline will be dedicated to conveying crushed ore directly to the concentrator via two conveyors with a combined length of 800 m. There will be a two-year pre-production development period, with steady-state production being reached by the end of Year 2 of an 18- year LOM. The development and production sequence prioritizes high-grade areas while ramping up overall mine tonnage to the steady state, averaging approximately 980,000 t/a through to Year 16.

Geotechnical designs and recommendations are based on the results of site investigations, and geotechnical assessments that include rock mass characterization, structural geology interpretations, excavation and pillar stability analyses, and ground support design.

The groundwater flow system was conceptualized to provide inflow estimates to mine workings. These estimates referenced results of site investigations and hydrogeologic testing and were used to size dewatering equipment and as input to the process water balance.

Underground manpower will consist of technical staff, mining crews, mechanics, electricians, and other support personnel. Pre-production manpower will be supplied by a contractor, except personnel required for maintenance and technical support. Total manpower required for full production is 351, with up to 176 personnel on site at any given time.

The ventilation system is designed to meet British Columbia regulations. Permanent surface fans will be located at the portals of the twin, intake declines. All intake air entering the mine will be heated above freezing point.

Paste fill distribution design is based on a dual pumping system. A positive displacement pump in the paste fill plant will provide paste to all of the West Zone and the lower zones of the Valley of the Kings. The paste plant pump will also feed a booster pump located near the main access point to the Valley of the Kings area located on 1,320 Level.

Ore will be trucked from working areas to an underground crusher and then transferred to surface via two, 1.07 metres wide conveyors. Waste rock will be disposed in the underground mine whenever possible, with the balance trucked to surface for disposal in Brucejack Lake.

The mine will be dewatered using a dirty water system of sumps and pumps. Submersible and centrifugal pumps will be used for development and permanent mine operations. Solids captured in the main collection sump will be pumped to the mill for residual gold recovery. For underground worker safety, both permanent and portable refuge stations are planned. The emergency warning system will include phones, cap lamp warning system, and stench gas.

The total project initial mining capital during the pre-production period, including a 10% contingency, is estimated at $240 million. Sustaining mining capital of $280 million has been estimated for the production period. The total underground operating cost over the LOM is estimated to be $1,512 million, at an average LOM cost of $91.34/t.

Mineral Resource and Mineral Reserve Estimates

The West Zone resource estimate remains unchanged from the Mineral Resource estimate announced April 3, 2012, and filed on SEDAR April 30, 2012. See Table 2 below.

In December 2013, Snowden completed a Mineral Resource estimate for the Valley of the Kings Zone of the Brucejack Project.

This December 2013 estimate was an update of the previous November 2012 Mineral Resource estimate and included over 40,000 metres of additional drilling, including 24 surface drillholes (5,200 metres) and 409 underground drillholes (38,840 metres) drilled in support of the underground bulk sample. In addition to the drilling, a 10,000 tonne bulk sample was processed through a mill and detailed test work has been carried out to both validate the previous Mineral Resources and refine the estimation process for the updated Mineral Resource.

The result of the test work is an improved confidence in both the geological model and the grade estimate, with the definition of Measured Resources as part of the December 2013 Mineral Resource.

Bulk Sample Test Work

In 2013, Pretium Resources excavated a bulk sample from within the Valley of the Kings to further evaluate the geological interpretation and provide a comparison with the results from the Mineral Resource estimate. The location of the proposed bulk sample was selected to be representative of the grade and character of the typical mineralization in the Valley of the Kings.

The design of the bulk sample was limited by provincial legislation to a maximum allowable bulk sample size of 10,000 t. The bulk sample was collected as a series of nominal 100-t rounds in underground development. Pretium Resources elected to process the bulk sample both through a sample tower on site and at a custom mill (Contact Mill) in Montana, United States. In Snowden’s opinion, the results of assaying of the samples from the sample tower provided an unacceptable degree of variation in the results due to the coarse gold nature of the mineralization and this information was not used further.

Prior to the December 2013 Mineral Resource estimate, the mill results from the underground bulk sample processing were used to investigate the local accuracy of the November 2012 Mineral Resource estimate within the Valley of the Kings, and to determine whether the estimation methodology could be improved for the December 2013 Mineral Resource estimate.

A series of statistical tests were run to determine whether any bias exists between the surface diamond drilling, underground diamond drilling, underground channel samples, and chip samples. No significant difference/bias, based on the statistical analysis, was evident between the different sample types.

However, additional test work in the estimation did display some bias caused by directional drilling in the area of the bulk sample. The underground drilling had been aligned in a north- south orientation which is consistent with the orientation of some high-grade mineralization identified in the bulk sample, resulting in under sampling of this mineralization. Removal of the underground drillholes resulted in an increase in the grade of the local estimate.

While there is no bias evident between the channel samples and the drilling, the location of numerous channel samples in the centre of some of the higher-grade mineralization does result in a local overestimation around the bulk sample crosscuts. Consequently, the decision was made not to use the channel samples for the final mineral resource estimate.

The final metal and tonnes from the mill accounting were compared to those predicted by the November 2012 Mineral Resource estimate for each drive to assess the effectiveness of the resource modelling process. This test work has in part relied on comparisons between the test estimates and results from the bulk sample processing. However, readers should be warned that there is a significant difference in the sample support for the resource estimate (each block in the resource estimate represents 2,700 t whereas the bulk sample packages are around 100 t), and the grade is not homogenous throughout any block. In other words, the grade can vary from a high-grade side of the block to a low-grade side of the block, whereas the block grade represents an average of the whole block. If the bulk sample happens to take a high-grade part of the block, then the comparison will look like the resource estimate under-estimated the grade, and conversely if the bulk sample takes a low- grade part of the block, then the comparison will look like the resource estimate over-estimated the grade in the block. Whilst it is not entirely valid to compare the results of the bulk sample with the resource estimate (given the different sample support) locally, it does provide the best opportunity to fine-tune the estimate to some hard data. The reader should be warned that the results are only used to give some local perspective to the grade estimates.

The results indicated that the November 2012 Mineral Resource underestimated the total metal content in the bulk sample by about 10%. In more detail, the November 2012 Mineral Resource estimated high-grade into lower-grade areas, and low-grade into the high-grade areas, a result of extrapolating the high-grade values around the high-grade core. This extrapolation of high-grade values was based on the nature of the mineralization and the interpreted continuity of the high grades.

Based on the bulk sample comparisons, Snowden concluded that the November 2012 Mineral Resource was a good representation of the contained metal within the Valley of the Kings deposit and satisfactory for mining studies based around bulk underground mining, but that it was not locally accurate at the 10 metre block scale. As a result further test work was undertaken to adjust the estimation method for the December 2013 Mineral Resource, to produce an estimate that is more responsive to the local scale grade variations.

Mineral Resource Estimate

The mineralization in the Valley of the Kings exists as steeply dipping semi-concordant (to stratigraphy) and discordant pod-like zones hosted in stockwork vein systems within the volcanic and volcaniclastic sequence. High grade mineralization zones appear to be spatially associated, at least in part, with intensely silicified zones resulting from local silica flooding and over-pressure caprock formation. High grade mineralization occurs both in the main east-west trending vein stockwork system, as well as in the rarer north-south trending part of the system. Snowden notes that Pretium Resources has taken these various observations into consideration in its interpretation of the mineralization domains for the Valley of the Kings.

A threshold grade of 0.3 g/t Au was found to generally identify the limits to the broad zones of mineralization as represented in the drill cores at West Zone and the Valley of the Kings. In the Valley of the Kings, a 1 g/t Au to 3 g/t Au threshold grade was used together with Pretium Resources' interpretation of the lithological domains, to interpret high grade corridors within the broader mineralized zones, and define a series of mineralized domains for estimation.

All data was composited to the dominant sample length of 1.5 metres prior to analysis and estimation. Statistical analysis of the gold and silver data was carried out by lithological domain (at the Valley of the Kings) and mineralized domain. Review of the statistics indicated that the grade distributions for the mineralization within the different lithologies are very similar and as a result these were combined for analysis. This is in agreement with field observations which indicate that the stockwork mineralization is superimposed on the stratigraphic sequence. The summary statistics of composite samples from all domains exhibit a strong positive skewness with high coefficient of variation and some extreme grades.

Because of the extreme positive skew in the histograms of the gold and silver grades within the high grade domains, Snowden elected to use a non-linear approach to estimation, employing the use of indicator and truncated distribution kriging. In this approach, the proportion of high grade in a block was modelled, as was the grade of the high grade portion, and the grade of the low grade portion.

The high grade population, which contains a significant number of samples with extreme grades, required indicator kriging methods for grade estimation. The low grade population was estimated using ordinary kriging on the truncated (low grade; <5 g/t Au and <50 g/t Ag) part of the grade distribution.

Density was estimated using simple kriging of specific gravity measurements determined on sample pulps by ALS Chemex.

Grade estimates and models were validated by: undertaking global grade comparisons with the input drillhole composites; visual validation of block model cross sections; grade trend plots; and comparing the results of the model to the bulk sample cross cuts.

The resource classification definitions (Measured, Indicated, Inferred) used for this estimate are those published by the Canadian Institute of Mining, Metallurgy and Petroleum in their document “CIM Definition Standards”.

In order to identify those blocks in the block model that could reasonably be considered as a Mineral Resource, the block model was filtered by a cut-off grade of 5 g/t AuEq. The gold-equivalent calculation used is: AuEq = Au + (Ag/53). These blocks were then used as a guide to develop a set of wireframes defining coherent zones of mineralization which were classified as Measured, Indicated or Inferred and reported. See Table 2.1 and Table 2.2.

Classification was applied based on geological confidence, data quality and grade variability. Areas classified as Measured Resources at West Zone are within the well-informed portion where the resource is informed by 5 metre by 5 metre or 5 metre by 10 metre spaced drilling. Measured Resources within Valley of the Kings are informed by 5 metre by 10 metre to 10 metre by 10 metre underground fan drilling and restricted to the vicinity of the underground bulk sample.

Areas classified as Indicated Resources are informed by drilling on a 20 metre by 20 metre to 20 metre by 40 metre grid within West Zone and Valley of the Kings. In addition, some blocks at the edge of the areas with 20 metre by 20 metre to 20 metre by 40 metre drilling, were downgraded to Inferred where the high grades appear to have too much influence. The remainder of the Mineral Resource is classified as Inferred Resources where there is some drilling information (and within around 100 metres of drilling) and the blocks occur within the mineralized interpretation.

Areas where there is no informing data and/or the lower grade material is outside of the mineralized interpretation are not classified as a part of the Mineral Resource.

Resource Reporting

The Mineral Resources are reported above a cut-off grade of 5 g/t gold equivalent (AuEq) which reflects the potential economics of a high grade underground mining scenario. The AuEq value for each block is consistent with the November 2012 Mineral Resource. In that evaluation, the AuEq value was calculated according to the formula (AuEq = Au + Ag/53) based upon prices of US$1,590/oz and US$30/oz for gold and silver respectively. Recoveries for gold and silver are assumed to be similar.

High grade Mineral Resources for the Valley of the Kings and the West Zone are summarized in Table 2.1 and Table 2.2 respectively (below).

Table 2.1
Valley of the Kings Mineral Resource estimate
based on a cut-off grade of 5 g/t AuEq – December 2013(1)(4)(5)

Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained(3)
				Gold (Moz)	Silver (Moz)
Measured	2.0	19.3	14.4	1.2	0.9
Indicated	13.4	17.4	14.3	7.5	6.1
M + I	15.3	17.6	14.3	8.7	7.0
Inferred(2)	5.9	25.6	20.6	4.9	3.9

(1)

Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues. The Mineral Resources were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum, CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.

(2)

The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred Resources as an Indicated or Measured Mineral Resource and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured Mineral Resource category.

(3)	Contained metal and tonnes figures in totals may differ due to rounding.

(4)

The Mineral Resource estimate stated in Table 2.1 and Table 2.2 is defined using 5 metre by 5 by 5 metre blocks in the well drilled portion of West Zone (5 metre by 10 metre drilling or better) and 10 metre by 10 metre by 10 metre blocks in the remainder of West Zone and in Valley of the Kings.

(5)	The gold equivalent value is defined as AuEq = Au + Ag/53.

Table 2.2
West Zone Mineral Resource estimate
based on a cut-off grade of 5 g/t AuEq – April 2012(1)(4)(5)

Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained(3)
				Gold (Moz)	Silver (Moz)
Measured	2.4	5.85	347	0.5	26.8
Indicated	2.5	5.86	190	0.5	15.1
M + I	4.9	5.85	267	0.9	41.9
Inferred(2)	4.0	6.44	82	0.8	10.6

(1), (2), (3), (4) and (5) - See notes to Table 2.1.

Mineral Reserve Estimates

The mine design and Mineral Reserve estimate have been completed to a level appropriate for feasibility studies. The Mineral Reserve estimate stated herein is consistent with CIM Standards on Mineral Resources and Mineral Reserves. As such, the Mineral Reserves are based on Measured and Indicated Resources and do not include any Inferred Resources.

The Mineral Reserves were developed from the resource model “bjbm_1313_v11_cut”, which was provided to AMC Mining Consultants (Canada) Ltd. by Snowden, on behalf of Pretium Resources, in February 2014.

A NSR cut-off grade of $180/t of ore was used to define the Mineral Reserves (as used in previous studies). The NSR for each block in the resource model was calculated as the payable revenue for gold and silver, less refining, concentrate treatment, transportation, and insurance costs. The metal price assumptions are US$1,100/oz gold and US$17/oz silver. Costs assume a C$ to US$ exchange rate of 0.92.

The NSR contributions for both flotation concentrate and doré were calculated individually, combined, and assigned to each block in the resource model.

Dilution and Recovery Estimates

In the evaluation of Mineral Reserves, modifying factors were applied to the tonnages and grade of all mining shapes (both stoping and development) to account for the dilution and ore losses that are experienced at all mining operations.

Ore dilution includes overbreak into the design hanging wall and design footwall, and also into adjacent backfilled stopes. Diluting materials are assumed to carry no metal values in the estimation of Mineral Reserve grades.

The largest component of dilution at the Brucejack Project will be paste backfill due to its inherently weaker strength compared to the hanging wall and footwall rock masses for any given dimensions of exposure.

Ore losses (recovery factors) are related to the practicalities of extracting ore under varying conditions, including difficult mining geometry, problematic rock conditions, losses in fill, and blasting issues.

The dilution factors were calculated from standard overbreak assumptions that are based on AMC Mining Consultants (Canada) Ltd's experience and benchmarking of similar long-hole open stope operations.

•

Longhole stopes (primary, secondary, tertiary) carry 1.0 metre of dilution from paste or country rock overbreak into the design hanging wall and design footwall, and 0.3 metre of backfill dilution from the floor.

•	Secondary or tertiary stopes carry an additional 1.0 metres of backfill dilution on each wall that exposes a primary stope.

•	Sill pillar stopes are treated as secondary stopes, given the additional backfill dilution that can be expected from the roof.

•	Ore cross-cuts carry 0.5 metre of dilution from rock overbreak into the design hanging wall and design footwall.

•	Production slashing of secondary stopes carries 0.5 metres of backfill dilution on each wall that exposes a primary stope.

Mineral Reserves

Mineral Reserves tabulated by zone and by reserve category are presented below.

The estimate of Mineral Reserves may be materially affected by environmental, permitting, legal, marketing, or other relevant issues.

The mining blocks divide the Mineral Reserves into logical parcels consistent with the mining sequence, and form the basis of the LOM development and production schedule.

Brucejack Mineral Reserves* by Zone and by Reserve Category (June 19, 2014)

Zone		Ore Tonnes (Mt)	Grade		Metal
			Au (g/t)	Ag (g/t)	Au (Moz)	Ag (Moz)
Valley of the Kings Zone	Proven	2.1	15.6	12	1.1	0.8
	Probable	11.5	15.7	10	5.8	3.9
	Total	13.6	15.7	11	6.9	4.6
West Zone	Proven	1.4	7.2	383	0.3	17.4
	Probable	1.5	6.5	181	0.3	8.6
	Total	2.9	6.9	279	0.6	26.0
Total Mine	Proven	3.5	12.2	161	1.4	18.2
	Probable	13.0	14.7	30	6.1	12.5
	Total	16.5	14.1	58	7.5	30.7

*

Resources are inclusive of reserves. Rounding of some figures may lead to minor discrepancies in totals. Based on C$180/t cut- off grade, US$1,100/oz gold price, US$17/oz silver price, C$/US$ exchange rate = 0.92.

Brucejack Mineral Reserves* by Mining Block (June 19, 2014)

Mining Block	Ore Tonnes (Mt)	NSR ($/t)	Grade		Contained Metal
			Au (g/t)	Ag (g/t)	Au (Moz)	Ag (Moz)
Valley of the Kings Upper	4.3	578	16.9	12	2.3	1.6
Valley of the Kings Middle	5.7	503	14.9	10	2.7	1.9
Valley of the Kings Lower	3.7	530	15.5	9	1.8	1.1
Valley of the Kings	13.6	534	15.7	11	6.9	4.6
WZ Upper	0.6	304	4.2	407	0.1	8.0
WZ Lower	2.3	350	7.6	245	0.6	18.1
WZ	2.9	340	6.9	279	0.6	26.0
Mining Block Total	16.5	500	14.1	58	7.5	30.7

*

Resources are inclusive of reserves. Rounding of some figures may lead to minor discrepancies in totals. Based on C$180/t cut-off grade, US$1,110/oz gold price, US$17/oz silver price, C$/US$ exchange rate = 0.92.

Project Infrastructure

At the time of the Brucejack Report, the Brucejack Project required the development of a number of infrastructure items. The locations of project facilities and other infrastructure items were selected to take advantage of local topography, accommodate environmental considerations, and ensure efficient and convenient operation of the mine haul fleet.

Project infrastructure include:

•	a 79 km access road at Highway 37 and travelling westward to Brucejack Lake with the last 12 km of access road to the mine site traversing the main arm of the Knipple Glacier;

•	internal site roads and pad areas;

•	grading and drainage;

•	avalanche hazard assessment;

•	mill building and process plant;

•	mine site operation camp;

•	transmission line and substation;

•	ancillary facilities;

•	water supply and distribution;

•	water treatment plant;

•	waste disposal;

•	tailings delivery system;

•	Brucejack Lake outlet control;

•	communications;

•	power supply and distribution;

•	fuel supply and distribution; and

•	off-site infrastructure including the Bowser Airstrip and Camp and the Knipple Transfer Station facilities.

Avalanche Hazard Assessment

An avalanche hazard assessment has been completed for the Brucejack Project. Mine site facilities and access routes are exposed to approximately 14 avalanche paths or areas, and the preliminary transmission line alignment crosses several avalanche paths. Avalanche magnitude and frequency varies depending on location. Potential consequences of avalanches reaching the Brucejack Project facilities, transmission line, worksites, and roads include damage to infrastructure, worker injury (or fatality), and project delays. Potential consequences of static snow loads on transmission towers include damage to towers and foundations, and potential loss of electrical service to the mine. Without mitigation to the effects of avalanches and static snow loading, there is a high likelihood of some of the above consequences affecting operations on an annual basis.

Avalanche mitigation for the Brucejack Project includes location planning, in order to avoid placement of facilities in avalanche hazard areas. For areas where personnel and infrastructure may be exposed, an avalanche management program will be implemented for mine operations during avalanche season (October through June). The program will utilize an Avalanche Technician team to determine periods of elevated avalanche hazard and provide recommendations for closures of hazard areas. The options for reducing control include explosive control, or waiting for natural settlement. Areas that are expected to have increased frequency of hazard and consequences will be evaluated for the installation of the RACS in order to allow for avalanche explosive control during reduced visibility (darkness and during storms). An allowance has been made in the capital and operating cost estimates for six RACSs.

Tailings Delivery System

Approximately one half of the tailings produced by mine operations will be stored underground as paste backfill and approximately one half will be placed on the bottom of Brucejack Lake. Tailings will be pumped from the tailings thickener at the process plant by slurry pipeline to the lake in a manner which will minimize suspended solids concentrations at the lake outlet. Fine particulate solids may also be suspended in the lake surface layer if fine waste rock is placed in the lake. Investigations on minimizing or eliminating this source of suspended solids in the lake outflow are underway.

Environmental

Pretium Resources is committed to operating the mine in a sustainable manner and according to Pretium Resources’ guiding principles. Every reasonable effort will be made to minimize long-term environmental impacts and to ensure that the Brucejack Project provides lasting benefits to local communities while generating substantial economic and social advantages for shareholders, employees, and the broader community. Pretium Resources respects the traditional knowledge of the Aboriginal peoples who have historically occupied or used the Brucejack Project area.

The Brucejack Project area ecosystem is relatively undisturbed by human activities. Pretium Resources’ objective is to retain the current ecosystem integrity as much as possible during the construction and operation of the Brucejack Project. Upon closure and reclamation of the Brucejack Project, the intent will be to return the disturbed areas to a level of productivity equal to or better than that which existed prior to project development, and for the end configuration to be consistent with pre-existing ecosystems to the extent possible.

Operating Costs

In the Brucejack Report, the total LOM average operating cost for the Brucejack Project was estimated at $163.05/t ore milled which includes for:

•	mining;

•	process;

•	general and administration (G&A);

•	surface services;

•	backfill, including paste preparation; and

•	water treatment.

The operating costs exclude sustaining capital costs, off-site costs (such as shipping and smelting costs), taxes, or other government imposed costs, unless otherwise noted.

A total of 593 personnel were projected to be required for the Brucejack Project. The unit cost estimates are based on the LOM ore production and a mine life of 18 years. The currency exchange rate used for the estimate was 1.00:0.92 (C$/US$). The operating cost for the Brucejack Project has been estimated in Canadian dollars within an accuracy range of ±15%.

Economic Analysis

In the Brucejack Report, Tetra Tech prepared an economic evaluation of the Brucejack Project based on a pre-tax financial model. For the 18-year LOM and 16.55 Mt of mine plan tonnage, the following pre-tax financial parameters were calculated:

•	34.7% IRR;

•	2.7-year payback on the US$746.9 million initial capital; and

•	US$2,251 million NPV at a 5% discount rate.

A post-tax economic evaluation of the Brucejack Project was prepared with the inclusion of applicable taxes. The following post-tax financial parameters were calculated:

•	28.5% IRR;

•	2.8-year payback on the US$746.9 million initial capital; and

•	US$1,445 million NPV at a 5% discount rate.

The base case metal prices and exchange rate used for the Brucejack Technical Report are as follows:

•	gold - US$1,100/oz

•	silver - US$17.00/oz

•	exchange rate - 0.92:1.00 (US$:C$).

Update on Brucejack

2016 Mineral Resource Update

On July 21, 2016, Pretium Resources announced an updated Valley of the Kings Mineral Resource estimate in accordance with NI 43-101 for the Brucejack Project.

The 2015-2016 Valley of the Kings infill drill program was undertaken to support production planning in the Valley of the Kings and designed to convert Indicated Mineral Resources into Measured Mineral Resources in the areas to be mined in the first three years of the current mine plan (1320-meter level to 1200-meter level) by increasing drill density to 7.5 -meter to 10-meter centers. The infill drill program was subsequently expanded to include extensions of Domain 20 which are adjacent to areas planned to be mined in the early years of the 2014 Feasibility Study Mine Plan.

The program, which consisted of 63,740 meters in 367 drillholes, was successful in increasing the Measured Mineral Resources in the Valley of the Kings by 58% to 1.9 million ounces (3.5 million tonnes grading 17.0 grams per tonne gold). Results from the program confirmed the style and grade distribution of the gold mineralization in the area being tested and included the intersection of high grade and visible gold.

The program was also successful in adding Indicated Mineral Resources, with Measured and Indicated Mineral Resources in the Valley of the Kings now totalling 9.1 million ounces of gold (16.4 million tonnes grading 17.2 grams per tonne gold), an increase from the December 2013 Valley of the Kings Mineral Resource estimate of Measured and Indicated Mineral Resources which totalled 8.7 million ounces of gold (15.3 million tonnes grading 17.6 grams per tonne gold).

Valley of the Kings Mineral Resource estimate – July 2016(1),(4)
(Based on a gold-silver cut-off grade of 5.0 grams/tonne(5))

Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained(3)
				Gold (million oz)	Silver (million oz)
Measured	3.5	17.0	15.3	1.9	1.7
Indicated	13.0	17.3	15.0	7.2	6.2
M&I	16.4	17.2	15.0	9.1	7.9

Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained(3)
				Gold (million oz)	Silver (million oz)
Inferred(2)	4.6	21.0	26.9	3.1	4.0

(1) Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues. The Mineral Resources were estimated using the CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.
(2) The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred Resources as an Indicated or Measured Mineral Resource and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured Mineral Resource category.
(3) Contained metal figures and totals may differ due to rounding of figures.
(4) The Mineral Resource estimate stated is defined using 10 m by 10 m by 10 m blocks in the Valley of the Kings.
(5) The gold-silver cutoff value is defined as Au + Ag/53.

2016 Mineral Reserve Estimate and Mine Plan Update

On December 15, 2016, Pretium Resources announced a positive updated Valley of the Kings Mineral Reserve estimate for its Brucejack Project which was based on the 2016 Mineral Resource Estimate Update.

Valley of the Kings Mineral Reserve Estimate - December 2016(1-5)

Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained
				Gold (million oz)	Silver (million oz)
Proven	3.3	14.5	12.9	1.6	1.4
Probable	12.3	16.5	11.3	6.5	4.5
Total	15.6	16.1	11.1	8.1	5.9

(1) The Mineral Reserves and Resources in this news release were estimated using the CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.
(2) Contained metal figures and totals may differ due to rounding of figures.
(3) A 94% tonnage recovery is used.
(4) Assumptions used include US$1,100 per ounce of gold US$17 per ounce of silver and a $0.92 CAD/US exchange rate.
(5) A NSR cut-off of CAD$180/tonne was used to optimize the stopes.

Financial and Operating Results (2017)

On March 8, 2018, Pretium Resources reported financial and operating results for the fourth quarter and year end 2017.

Pretium Resources produced approximately 152,000 ounces of gold during the first six months of ramp-up at its Brucejack Mine, averaging 9.4 grams per tonne gold with an all-in sustaining cost (AISC) of $852 per ounce of gold sold. Pretium Resources also reported significant progress in implementing its primary strategic objectives of optimizing operations and achieving operational grade control.

•

Production totaled 70,281 ounces of gold and 96,004 ounces of silver in the fourth quarter of 2017, for a total of 152,484 ounces of gold and 179,237 ounces of silver produced during the first six months of production ramp-up.

•	Mill feed grade averaged 8.2 grams per tonne gold in the fourth quarter and 9.4 grams per tonne gold for the first six months of ramp- up.

•	Gold recoveries averaged 95.8% in the fourth quarter of 2017 for an average gold recovery rate of 96.2% for the first six months of production ramp- up.

•	Process plant throughput averaged 2,951 tonnes per day during the fourth quarter of 2017 for an average processing rate of 2,895 tonnes per day during the first six months of production ramp-up.

•	Ore milled totaled 271,501 in the fourth quarter of 2017, for a total of 532,763 tonnes of ore milled during the first six months of production ramp-up.

•	Pretium Resources submitted an application to increase the Brucejack Mine production rate to 3,800 tonnes per day in December 2017.

Gold and silver production

During the six months ended December 31, 2017, Pretium Resources sold 141,927 ounces of gold and 127,746 ounces of silver. As at December 31 2017, there were 7,716 ounces of gold doré and 10,328 ounces of gold in concentrate in finished goods.

Processing

During the six months ended December 31, 2017, a total of 532,763 tonnes of ore, equivalent to a throughput rate of 2,895 tonnes per day, was processed.

The mill feed grade was 9.4 grams per tonne gold and recovery was 96.2% . Pretium Resources continues to review the mill process to optimize recoveries.

The main operating units in the mill building are performing as expected. Planning is underway to replace the concentrate bagging system which caused increased mill downtime and maintenance requirements.

On December 20, 2017, Pretium Resources submitted an application to the BC Ministry of Energy, Mines and Petroleum Resources and the BC Ministry of Environment and Climate Change Strategy to increase the Brucejack Mine production rate to 3,800 tonnes per day. The increase would result in an annual average production rate of 1.387 million tonnes, up from 0.99 million tonnes (a daily average of 3,800 tonnes from 2,700 tonnes). The approval process is expected to take approximately six to twelve months. Engineering is underway to assess the mill capacity upgrades required to increase the production rate. Based on preliminary engineering, the capital cost to increase the mill capacity is estimated to be less than US$25 million. The estimate will be updated when the engineering process is complete.

Mining

During the six months ended December 31, 2017, 552,205 tonnes of ore were mined, equivalent to a mining rate of 3,001 tonnes per day.

During the fourth quarter, gold production was lower than expected as higher-grade stopes scheduled to be mined in December encountered operational issues (equipment down-time and mining execution), that prevented them from being mined and delivering higher grade ore to the mill. Both long-hole drills went down and the stopes could not be drilled off in time. Mining also encountered a hang-up when blasting a long-hole slot. These issues, combined with the limited stope inventory (no other high-grade stopes were accessible in the quarter) contributed to the lower than expected gold production.

Pretium Resources has taken a number of steps to address these operational issues. To improve access and build stope inventory, the rate of underground development has been increased to 700 meters per month for 2018, up from the 420 meters originally contemplated in the Brucejack Feasibility Study. In addition, a third long-hole drill is now on site to provide back-up and contribute to the build-up of stope inventory.

During the third and fourth quarter of 2017, two sills were established to open up two mining horizons for 2018, the 1200-meter Level to the 1320-meter Level and the 1320-meter Level to the 1440-meter Level. With the continued extension of the mining levels to the east and west within the two mining horizons and the increase in rate of development, stope inventory is expected to increase to 10 to 12 stopes with a range of grades by mid-year 2018. The availability of stopes representing a range of grades, including multiple higher grade stopes, will allow mining operations to optimize stope blending and provide alternative stopes with comparable grades for mining if required. The increased stope inventory is expected to improve the management of production grades as the ramp-up continues.

Operational Grade Control

The grade control program, designed to refine stope dimensions, reduce dilution and optimize grade, is underway. The program comprises sampling and drilling, and is currently being integrated into the mining process.

Stope Ring Sampling

As part of the grade control program, grade is estimated on a ring-by-ring basis to refine the shape of the long-hole stope prior to mining. Long-hole drill cuttings are selectively collected from each ring within a stope and split into a reduced sample size for assaying. Assayed data from each of the rings is then fed back into the short-term mine planning cycle to refine stope dimensions.

The upgraded and modified underground sample splitting station is now functional. The sample splitting station is used to further validate the sampling process.

Reverse Circulation Drilling

Another component of the grade control program, reverse circulation (RC) drilling to optimize stope definition, has commenced on a trial basis. The RC drill will cross-cut the stopes drilling 5- meter to 7.5 -meter centers to refine stope location and dimensions prior to mining. The RC drilling will provide a larger sample per meter and is expected to be faster and more cost effective than core drilling, which has been used for infill drilling to date.

With the operational grade control system now functioning and continued high definition drilling, steady-state gold production is now expected to be achieved by mid-to-late 2018.

Reconciliation of 2017 ramp-up production

Grade reconciliation to the reserve model for the period August 1, 2017 to December 31, 2017 was approximately 75% to 80% and attributed to: (a) the small, relatively unrepresentative sample size of production being analyzed, (b) rudimentary grade control without the grade control program operational and (c) lack of drill density in a significant area of the contributing stopes. During the period, ore from the stopes developed on the 1200-meter Level sill provided approximately 25% of mill feed. These stopes were mined in establishing the 1200-meter Level sill as part of the long-term mine plan and had a lower drill density than stopes on other levels of the mine. As the grade control program becomes operational and mining moves up from the 1200-meter Level into areas with higher drill density, reconciliation is expected to be more robust.

Regional Exploration

An extensive regional exploration campaign was initiated in 2015 to identify mineralized zones on the 1,250-square-kilometer, wholly-owned property similar to the Valley of the Kings and Eskay Creek deposits. A final data analysis is underway to refine high-priority targets for drilling in spring 2018.

The comprehensive regional exploration program has included the collection of over 11,000 samples, regional mapping, prospecting, airborne geophysics, ground geophysics, hyperspectral mapping, and data compilation. To date, the program has resulted in the identification of three distinct areas that have the potential to host epithermal mineralization.

Several gold and silver epithermal targets have been identified in the American Creek Zone located approximately 25 kilometers southeast of the Brucejack Mine. The American Creek valley is dominated by kilometer-scale north-south structures and localized east-west stockworks, which host elevated gold values of up to 62.5 grams of gold per tonne in rocks of the Lower Hazelton Group, Unuk River Formation, the same formation that hosts the Brucejack Mine. Geophysical conductors identified in the American Creek Zone are supported by coincident pathfinder minerals and trace elements associated with epithermal mineralization.

The Koopa Zone, located approximately 30 kilometers east-southeast of the Brucejack Mine, is dominated by intensely quartz-sericite pyrite altered Salmon River Formation volcanics and Quock Formation sediments of the Upper Hazelton Group. As no previous work had been completed at this zone, 2017 efforts focused on prospecting and mapping, with ground geophysical surveys undertaken to assist with interpretations at depth and in areas with limited exposure. Prospective precious and base metal grab samples have been collected across the zone returning results as high as 5.28 grams of gold per tonne, 1,460 grams of silver per tonne, 9% lead and 25% zinc with geochemical signatures similar to intrusion-related epithermal gold deposits.

Approximately 15 kilometers east of the Brucejack Mine, numerous high-grade gold boulders have been sampled at the Boulder Zone, with grades as high as 19.25 grams of gold per tonne. Ground geophysics have been conducted over the area to find the source of the boulders. Alteration, geochemistry and Upper Hazelton Group rocks in the area do indicate the boulders are potentially VMS related.

As results continue to be received, review and analysis of the extensive regional database continues with the expectation that additional high-priority areas will be identified.

SCHEDULE F - TECHNICAL INFORMATION UNDERLYING THE MANTOS BLANCOS MINE

Most Recent Technical Report

The most recent technical report filed by Osisko in accordance with NI 43-101 is entitled “NI 43-101 Technical Report on the Mantos Blancos Mine, II Region, Chile”, effectively dated June 23, 2017 (the “Mantos Blancos Report”). Reference should be made to the full text of the Mantos Blancos Report. The Mantos Blancos Report is not and shall not be deemed to be incorporated by reference in this Annual Information Form.

Information Contained in this Section

The technical information, tables and figures that follow have been derived from the Mantos Blancos Report, which may be consulted under Osisko’s issuer profile on SEDAR at www.sedar.com.

The technical information contained in this section has been reviewed and approved by Mr. Guy Desharnais, Ph.D., P.Geo, who is a “qualified person” for the purpose of NI 43-101. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein.

As a holder of royalties, streams or other interests, Osisko has limited access to properties included in its asset portfolio. Additionally, Osisko may from time to time receive operating information which it is not permitted to disclose to the public. Osisko is dependent on the operators of the properties and their qualified persons to provide information to Osisko to prepare required disclosure pertaining to properties and operations on the properties on which Osisko holds interests and generally has limited or no ability to independently verify such information. Although Osisko does not have any knowledge that such information may not be accurate, there can be no assurance that such third party information is complete or accurate.

Project Description, Location and Access

The Mantos Blancos mining district is located in the II Region of Antofagasta, northern Chile. The property is centered on latitude 23°25'0"S and longitude 70°4'60"W, approximately 45 km to the north-east of the city of Antofagasta and approximately 20 km to the southwest of the town of Baquedano. The properties are easily accessed using Route 5 connecting Antofagasta with Calama. Cerro Moreno airport is serviced by national flights from Santiago and other destinations on a daily basis. The airport is located approximately 17 km to the north of Antofagasta. Antofagasta itself is strategically located on the Panamericana highway, a well- maintained, multi-lane highway. There is also a railroad line available, which is used to transport supplies.

Mantos Copper S.A (MC) owns 100% of the Mantos Blancos Mine, composed of 85 mining properties covering an area of 7,848 ha and 33 exploration rights claims totaling 19,130 ha.

Production from the Mantos Blancos Mine is subject to the Mantos Stream Agreement. For a description of the Mantos Stream Agreement, see "Description of Material Assets – The Mantos Stream".

One of the risks to the Mine is the receipt of permit approval from the various government agencies. Golder has not identified any significant risks and uncertainties that could reasonably be expected to affect the reliability or confidence in the exploration information, the Mineral Resources and Mineral Reserves estimates, or associated projected economic outcomes.

History

The economic importance of the district has been known since 1883, when David Cervantes and Carlos Mercado, discovered veins of oxidized copper ore deposited in the hills located north of the road connecting Antofagasta and Lomas Bayas (the Panamericana highway).

In 1953, after various exploration works, the Hochschild Group acquired part of this ore deposit. Subsequently, in 1955 and after the first exploration works started using churn-drill drillings, the Hochschild group, together with other investors and CORFO (a Chilean government industrial development entity), formed Empresa Minera Mantos Blancos S.A. Studies were conducted indicating the presence of 11 million tonnes of ore with an average grade of 1.90% soluble copper. This is a historical estimate only, and a qualified person has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves. None of Osisko, the Orion Parties or Mantos Blancos is treating the historical estimate as current mineral resources or mineral reserves. For a statement of current mineral resources and mineral reserves, see the heading “Mineral Resource and Mineral Reserve Estimates” below.

Mantos Blancos has been in production since 1960 as an open pit mine, with an oxide plant and smelting operations. The mine has long been one of the major copper mines in the region, with annual refined copper output reaching 20 kt in 1962, at peak production of ingots and a minor amount of cement of copper. In 1961 the exploitation of oxide ore through “pits” began, which was treated in a leaching plant, with capacity of 100,000 tonnes per month. The gradual decline of the grades led the company to an expansion of the plan in order to maintain production; and so, as in 1967, capacity increased to 200,000 tonnes per month. With some modifications, in 1978 it reached a capacity of 250,000 tonnes per month.

Between 1963 and 1964, the Mala Suerte mine, being property of Andromeda Mining Company (owned by Mr. Bartolomé Marré), partially supplied Mantos Blancos plant with production of 2,000 tonnes per month with grades around 3.5% SCu. Production history prior to this date is imprecise. Between 1965 and 1968, production averaged 3,000 tons per month, with an average grade of 2.5% soluble copper.

In 1974 the underground exploitation of Mantos Blancos started, due to the discovery of large reserves of high grade sulphide ore. Between 1968 and 1980 fine copper production averaged 32 ktpa.

The construction of the flotation plant to treat sulphide ores began in 1980, when Anglo American acquired 40% of the mine, and four years later the mine became a main associate of the company. The flotation plant began operation in March 1981, with a capacity of 4,000 tpd, and a head grade of 1.90% Cu insoluble and 19 ppm of Ag, reaching a fine copper production of 45 ktpa in 1981. From this year fine copper production incorporated concentrates, in addition to ingots and cement of copper.

By mid-1993, pre-stripping began for the Santa Barbara project, which basically consists of the union of the four existing pits (Elvira, Marina, Tercera and Quinta, including the underground works) with the aim of maximizing the recovery of the mineralized zones of the deposit. In December 1996, the exploitation of underground ore of Mantos Blancos temporarily ended, with the extraction of the Patricia ore body. From this year on, copper production comes from concentrates and cathodes.

The last major milestone was in the year 2000, when Anglo American reached 99.97% ownership of the Mining Company of Mantos Blancos S.A., which also included the Mantoverde Division in Chañaral. In this year fine copper production reached a peak of 102 ktpa.

From 2012, the exploitation of Santa Barbara project has fed the leaching plant and electrowinning with 4.5 Mt of copper oxide ore, with a head grade of 0.70% SCu, and a flotation plant with 4.5 Mt of copper sulphide with head grade of 1.10% ICu.

In 2015, the Mantos Blancos Mine was acquired by Mantos, which is owned by Audley Advisors Limited and Orion Fund JV Limited.

Geological Setting, Mineralization and Deposit Types

The Mantos Blancos deposit is located within the coastal range in Region II of Antofagasta, Chile. The deposit is a volcanic-hosted, strata-bound copper deposit emplaced during the Upper Jurassic, related to a system of hydrothermal breccia feeder structures that intruded into the Paleozoic metasedimentary basement and the La Negra formation, which includes the mineralized Mantos Blancos volcanic sequence. In a general context, the Coastal Range in northern Chile is mainly formed by volcanic rocks of Jurassic age, intruded by granitoids emplaced between the Jurassic and Lower Cretaceous. In the Mantos Blancos Mining District, sedimentary, volcanic and igneous rocks are observed ranging in age from Paleozoic and Cenozoic, which represent a volcanic paleo-arc developed during the Jurassic that would consist of the Volcanic Sequence Mantos Blancos and the La Negra Formation. These units are affected by a set of faults located west of the district, who are immersed in the domain of Atacama's fault zone and are part of the Salar del Carmen segment.

Mineralization at Mantos Blancos occurs as lenses within specific lithologies. The lenses have been displaced by faults. The porphyritic dacite unit is the most favourable for mineralization and contains the largest number of high grade bodies. Mineralized bodies extend discontinuously for approximately 3 km in an E-W direction, with an approximate width of 1.5 km and thickness of 450 m.

Sulphide minerals include chalcopyrite, bornite, silver-rich digenite and pyrite. This assemblage occurs as disseminations, veinlets and as rims on quartz phenocrysts within the rhyolitic dome, which developed mainly within the dioritic and granodioritic magmatic-hydrothermal breccia pipes. Mineralisation shows lateral copper grade zoning. The highest grade occurs within the breccia pipe, with lateral zoning to progressively lower concentrations.

The mineralization consists of chalcocite (and / or digenite), covellite, bornite, chalcopyrite, pyrite, specularite, magnetite, galena and low sphalerite, occurring in disseminated form, following irregular guides and discontinuous with varying thicknesses. The oxidized copper correspond to atacamite, chrysocolla, and minor malachite, antlerite, tenorite, cuprite and almagres, according dissemination and fracture filling. Silver presence occurs in the crystal structure of the copper sulphides and occasionally as native silver. The ore bodies are irregular lenses and oxidized copper sulfides arranged in tabular form with a 100-200 m thick strongly controlled by structures.

The mineralization has a distinct vertical zonation, with specularite at the top (porphyritic andesite and Superior andesite), which is followed in depth an area of oxidized copper (atacamite with chrysocolla low), moving to a zone of high grade Sulphide (chalcocite-bornite). The latter corresponds to irregular lenses chalcocite- rich center, which decreases towards the edge going to predominate bornite. Surrounding these lenses is a zone of lower grade with chalcopyrite and bornite, ending in depth with a pyritic zone, occasionally in some sectors associated with chalcopyrite. The areas with secondary enrichment are of small extent, predominantly covellite over chalcocite and located near major faults of the deposit. The oxidized copper would have developed by the in situ oxidation of primary sulphides.

Mantos Blancos is a stratabound hydrothermal copper deposit with subordinate silver mineralization hosted in a riodacitic volcanic complex where copper mineralization is strongly controlled by structures. Stratabound hydrothermal copper deposits are mainly associated with hydrothermal breccia feeder structures that contain at least 50% of the economic mineralization and the highest ore grade. The mineralization at Mantos Blancos is concentrated within a dacitic lava package dipping south between 18° and 25° in the main mineralized area.

Exploration

Ongoing exploration is conducted by Mantos Blancos with the primary purpose of supporting mining and increasing Mineral Resources available for mining exploitation. The exploration strategy is focused on tracing known targets as extensions from current orebodies utilizing host rock and alteration features down dip and along strike. Historically, this strategy has proven effective in defining new Mineral Resources.

Drilling

Mantos Blancos collects two different types of sample for geological modelling and resource estimation, diamond drill hole core (DDH) and reverse circulation drill chips (RC). Diamond drill holes (DDH) were drilled historically, and most are located in the mined-out part of the mine. DDH are no longer being drilled at Mantos Blancos, except for geotechnical or geometallurgical purposes.

Mantos Blancos conducted drill programs for exploration and mine development purposes. The 2016 resource model update considered the inclusion of 362 new drill samples and 90,611 metres, distributed as RC, DDH and sonic (dumps). The new drillings included drill holes from the 2014 drilling campaigns (drill holes not included in the previous resource model), 2015, and also included 89,000 metres from the 2012, 2013 and 2014 campaigns delayed as a result of the implementation of the QA/QC program.

For the update of the 2016 model, a total of 15,643 drill holes with a total of 2,274,947 metres were used, corresponding to all drillings accumulated up to the date of closing of the database.

The collar surveying at the Mantos Blancos mine is obtained using high precision GPS and total station for the surface data. Daily operational surveying is undertaken with either GPS or total station and prism. Mantos Blancos adopted the local coordinate system based on UTM coordinates.

For the 2014 and 2015 drilling campaigns, down hole surveys were measured by Wellfield Services with an SRG gyroscope. Measures were taken each 10 metres over the depth of the drillhole, and a second measurement is taken when the equipment is lifted. Also as a QA/QC procedure 10% of the drill holes were re-surveyed, with most of the holes showing little deviation.

Sampling, Analysis and Data Verification

Reverse Circulation Samples

Since 2009, RC samples are taken at regular 6.0 metre intervals, weighing approximately 120 kg per 6.0 metre interval. The material is dropped directly from the cyclone to a riffle splitter. The cyclone has a lever at the side used to open the bin at the end of the sample interval. Both portions of the sample are directly passed twice through two splitters located in series to obtain four equally sized samples. Each sample is passed through another splitter to obtain the sample that will be sent to mechanical preparation. The samples are put into plastic bags, weighed at the site, and the values are recorded manually.

Sample Preparation

The mechanical sample preparation of RC and DDH samples is conducted in Inspectorate laboratory in Antofagasta.

•	Cleaning: before each batch of samples the crusher is cleaned with quartz, and the material is discarded.

•	Blank sample: the first sample of each batch corresponds to the quartz, and this sample follows the entire cycle until chemical analysis to check for the presence of contamination.

•	Primary/Secondary Crushing: the entire sample is crushed to 95% passing 2.36 mm particle size. For 1 in each 30 samples a granulometric test is carried to check particle size.

•	Splitting: depending on the weight of the sample the splitting follows one of two procedures,

•	Samples > 15 kg use a rotary splitter until 1.5 to 2 kg is obtained. The sample is passed through a Jones splitter until 300 g remains.

•	Samples < 15 kg are split with a Jones splitter until 300 g is obtained.

•	In both situations, one duplicate is obtained every 20 samples.

•	Pulverization: the entire sample is pulverised with an LM1 until 95% of the sample passes < 0.104 mm. For one in every 30 samples, a granulometric test is carried out to check particle size.

•	The sample is then put into a paper envelope, labelled with a bar code and sent to the chemical lab for assaying.

Assaying

For TCu and Pb, 1 g of sample is taken, 10 ml of HNO3, 5ml of HClO4 and 15 ml of HF are added, a cold digestion is carried out for one hour and then salts are dissolved with 25 ml of HCl and filled to 100 ml.

For SCu 0.5 g of sample is taken, 50 ml of H2SO4 are added, it is stirred for 20 minutes at 140 rpm, then transferred to 100 ml and flocculant is added (boiling method).

For Ag, 2 g of the sample is taken, 10 ml of HNO3, 5 ml of HClO4 and 15 ml of HF are added, a cold digestion is carried out for one hour and then salts are dissolved with 12.5 ml of HCl and filled into 50 ml.

For carbonate (Ca3), weigh 0.1 g of sample (in a refractory crucible), 1 g of accelerator is added and LECO equipment is used.

Sample Security

Drill core is moved from the drill rig to the core shack by external personnel. In the core shack, geological data logging is completed at site using a digital system. Before the data is available for estimation purposes, data is verified and reviewed, field checked if necessary, and then uploaded to the main database. Samples are delivered by Mantos Blancos for sample preparation at the laboratory.

Mantos Blancos uses BDGeo as the system to coordinate and handle the complete data input process. The database is backed up on a regular basis.

All Mantos Blancos samples are stored and secured in the mine site under good conditions to ensure their quality.

Quality Assurance and Quality Control

All QA/QC is handled online automatically using BDGeo software®. QA/QC procedures include the insertion of a control sample of: standards, pulp and coarse duplicates, and blank samples into every batch of samples sent to the laboratories. The creation of the batch is done on site in BDGeo by personnel of Mantos Blancos, and include 1 standard, 1 blank, 1 coarse and 1 pulp duplicate. Sample batches contain 20 samples.

The quality assessment over the 2015 campaign was controlled through standards insertion (certificated in OREAS-Australia). Apart of standards, coarse and pulp duplicates have been used. The insertion rate is 5% for each stage of control. The mass reduction of samples was carried out by Inspectorate Company and the chemical analysis was made by SGS Chile Ltda. Coarse, pulp and standards (internal checks) verifications were also carried out in this last laboratory.

The quality control procedure (standards, blanks, and duplicates) have acceptable levels of accuracy and precision, the preparation of sample and laboratory results have been controlled.

Certified Reference Material

Mantos Blancos routinely inserts Certified Reference Materials (CRMs) or standards into the analytical stream to assess the assaying laboratory for accuracy and to determine if there is any bias present. The material used for the construction of the standards is from the mine and prepared and certified by external laboratories. Standards cover a range of TCu concentrations to appropriate represent different ranges. The result of the standards are good and no obvious issues with the exactitude were identified. The tolerance limit for acceptance are +- 2 standard deviations. If the standard value is out of the defined limit the complete batch is sent back to the laboratory for analysis.

Blank Samples

Blank samples are inserted into the sampling stream as a QA/QC check for sample contamination and is inserted as part of the batch sent for mechanical preparation. The material used as blank is obtained from blast holes with TCu grades of 0.01 % which were logged as rhyodacite. There is no evidence of contamination during the mechanical preparation.

Duplicate Samples

The duplicates are prepared and inserted on-site, and include two types of samples:

•	Coarse Duplicate: correspond to a second portion of material obtained after the first crushing.

•	Pulp Duplicate: correspond to a second portion of material obtained after the pulverization of the sample.

The protocol details that the duplicate of a sample must be sent in a different batch than the one used for the original sample. The result of the coarse and pulp duplicates were acceptable and no obvious issues with the accuracy were identified.

Data Verification

Data verification has been an integral part of Mantos Blancos drilling campaigns and resource estimation. As part of the protocols all sample rejects and pulp samples are appropriately stored inside shipping containers modified for this purpose. Inside the containers samples are properly organized and stored. The database for the resource Model is extracted directly through the DBGEO © interface software. This software is a geological database administrator, which validates the information according to the primary key. For data validation purposes and to avoid errors in the Resource Model construction the database is analyzed prior to the compositing. This verification includes consistence between different tables, existence of gaps and duplicity of information.

Golder completed a set of data validation queries using Vulcan and internal software (Datacheck) and found no important validation issues. Golder is of the opinion that the drill hole database is valid and acceptable for resource estimation.

Mineral Processing and Metallurgical Testing

The copper recovery considered for vat and dump leaching was defined assuming the average of the last twelve months, which was used to update the recovery model considering the metallurgic balance, tonnage and chemical grades.

The sulphide copper recovery in the concentrator was based on the geometallurgical model for the first five years (2017 – 2021) that considered the laboratory samples. For the following years (after 2022), the copper recovery was defined assuming the average of the last twelve months - that includes metallurgic balance, tonnage and chemical grades - which are used to update the polynomial recovery curve.

Mineral Resource and Mineral Reserve Estimates

Mineral Resources

The geological modelling of the Mantos Blancos mine considers the construction of two models.

•

Lithology model, this model is not used for any estimation purpose, and only for geometallurgical considerations. The lithological model was developed by Mantos Blancos geologists using a probabilistic model considering the lithological description from the geological mapping of rock units present in Mantos Blancos.

•

Dike model, this model is constructed deterministically by interpretation in sections and uses information form drill holes and bench logging. 3D solids are constructed based on the sectional interpretation and the block model (with small blocks) is flagged. The dike model has not been updated since 2015.

The lithology model is based on the probability of the existence of a specific rock unit. This probability is estimated by interpolation of indicators that are based on the rock codes extracted from the database. Mantos Blancos used a probability threshold of 50% to assign the blocks to a given unit. Mantos Blancos found a few cases where there were equal probabilities for multiple units and these cases were solved by taking into account the unit that was predominant in the local neighborhood.

The dike model is not used for grade estimation. During the estimation it is assumed that grades are continuous across units in the deposit, and then the dike model is used for dilution assuming a TCu grade of 0% for all complete and partial dike blocks (the dike model is constructed with small blocks 5 x 5 x 5 m).

The drill hole database used for resource estimation contains 15,643 drill holes (drill type: DDH, RCD, Sonic drilling for dump). The information used in the current resource model is equivalent to 2,274,947 metres.

Resource Classification

The Mineral Resources were classified by two indicators probabilistic methodology, which uses grade kriging variance as classification thresholds. The method is based on relative errors in metal and tonnage calculated for monthly and annual production periods using spatial indicators and grade variability models.

The Mineral Resources are classified as measured when the local grade, whose variability is corrected to 1-month of production, is estimated with an error that is not greater than 15% with a 90% level of confidence.

Mineral Resources are classified as indicated when the local grade, whose variability is corrected to 1-year of production, is estimated with an error not greater than 15% with a 90% level of confidence.

Mineral Resources that do not comply with the aforementioned criteria are classified as inferred.

To avoid the extrapolation effect, only Mineral Resources within the approved drilled and sampled perimeter were considered for classification.

Mineral Resource Estimates

The Mineral Resource estimates for Mantos Blancos are shown in Tables 3.1 and Table 3.2. The resource is separated by material type. The mineral resource estimate uses ordinary kriging grades as these are believed to be the most robust. The deposit has silver mineralization which is not currently included in the Resource estimate, and will not be until an appropriate validation is completed. Based on the current resource model, Mantos Blancos estimation for silver content for sulphide mineralization inside the Mineral Resources pit indicates a total of 99 Mt with an average grade of 4.88 g/t. Mineral Resources are enclosed within pit shells that were optimized using Measured, Indicated and Inferred resources at a copper price of US$3.77 USD/lb.

Table 3.1

Mineral Resources inclusive of Reserves as of December 31, 2016 - Sulphides - Mantos Blancos

Process	Category	Tonnes (000 t) (2)	Grade % ICu (3)	Current Contained Cu (t) (4)
Sulphide (Flotation and LF)(1)	Measured	14,344	0.71	101,771
	Indicated	62,390	0.54	336,906
	Measured + Indicated	76,724	0.57	438,677
	Inferred (inside reserve pit)	3,253	0.52	16,916
	Inferred (outside reserve pit)	19,209	0.50	96, 045

Process	Category	Tonnes (000 t) (2)	Grade % ICu (3)	Current Contained Cu (t) (4)
	Inferred stockpile (Canada 90)	21	0.38	80
	Total Inferred	22,483	0.50	113,040

Notes:

(1)	Cut-off grade of 0.26% ICu.
(2)	Tonnes on dry basis.
(3)	Copper grade based on Insoluble Copper (ICu).
(4)	Contained Metal (CM) is calculated by the following formulas: CM = Tonnes (000 t) x 10 (% ICu) x 10.
(5)	Mineral Resource pit is based on 3.77 US$/lb of Cu.

Table 3.2

Mineral Resources inclusive of Reserves as of December 31, 2016 - Oxides - Mantos Blancos

Process	Category	Tonnes (000 t) (3)	Grade % ICu (4)	Current Contained Cu (t) (5)
Oxide (Heap and Vat Leaching)(1)	Measured	2,427	0.43	10,436
	Indicated	9,027	0.39	35,205
	Measured + Indicated	11,454	0.40	45,641
	Inferred (inside reserve pit)	460	0.35	1,610
	Inferred (outside reserve pit)	4,438	0.42	18,640
	Total Inferred	4,898	0.41	20,250
Oxide (Dump Leaching)(2)	Measured	458	0.18	824
	Indicated	5,611	0.17	9,539
	Measured + Indicated	6,069	0.17	10,363
	Inferred in situ (inside reserve pit)	633	0.17	1,076
	Inferred in situ (outside reserve pit)	2,702	0.17	4,593
	Inferred (in LOM) Mercedes F2	21,996	0.19	41,792
	Inferred (in LOM) F2 Botadero E	6,053	0.18	10,895
	Total Inferred	31,384	0.19	58,357

Notes:

(1)	Cut-off grade of 0.22% permits that are considered in the matrix of identification and SCu.
(2)	Cut-off of 0.13% SCu.
(3)	Tonnes on dry basis.
(4)	Copper grade based on Soluble Copper (SCu).
(5)	Contained Metal (CM) is calculated by the following formulas: CM = Tonnes (000 t) x (% SCu) x 10.
(6)	Mineral Resource pit is based on 3.77 US$/lb of Cu.

Mineral Reserves

The Mineral Reserves as of December 31, 2016, are presented in Table 3.3 and Table 3.4. Golder carried out a Level 1 Mineral Reserves audit for Mantos Blancos Division according the JORC Code (2012). The activities developed included a review of input data, methodology, and results supporting the 2016 LoM. Golder was able to reproduce the Mineral Reserves contained in the statement dated December 31, 2016, and are not aware of any mining, metallurgical, infrastructure, permitting, or other relevant factors that could materially affect the Mineral Reserve estimate. Reserves are reported inclusive of resources.

Table 3.3

Mineral Reserves inclusive of Resources as of December 31, 2016 - Sulphides - Mantos Blancos

Process	Category	Tonnes (000 t)(3)	Grade % ICu(3)	Current Contained Cu (t)(4)
Sulphides (Flotation)(1)	Proved	27,132	0.86	233,335
	Probable	54,021	0.60	323,110
	Total	81,153	0.69	556,445

Notes:

(1)	Cut-off grade of 0.26% ICu.
(2)	Tonnes on dry basis.
(3)	Copper grade based on Insoluble Copper (ICu).
(4)	Contained Metal (CM) is calculated by the following formulas: CM = Tonnes (000 t) x (% ICu) x 10

Table 3.4

Mineral Reserves ainclusive of Resources s of December 31, 2016 - Oxides - Mantos Blancos

Process	Category	Tonnes (000 t)(3)	Grade % SCu(4)	Current Contained Cu (t)(5)
Oxides (Dump Leaching)(1)	Proved	1,720	0.35	6,020
	Probable	11,825	0.29	33,853
	Total	13,545	0.29	39,873
Este Stockpile (Dump Leaching)(1)	Proved	-	-	-
	Probable	11,378	0.18	20,480
	Total	11,378	0.18	20,480
Mercedes Stockpile (Dump Leaching)(1)	Proved	-	-	-
	Probable	36,639	0.19	69,614
	Total	36,639	0.19	69,614
Oxides (Heap and Vat Leaching)(2)	Proved	1,004	0.46	4,618
	Probable	2,852	0.45	12,834
	Total	3,856	0.45	17,452

Notes:

(1)	Cut-off grade of 0.13% SCu.
(2)	Cut-off grade of 0.22% SCu.
(3)	Tonnes on dry basis.
(4)	Copper grade based on soluble copper (SCu).
(5)	Contained Metal (CM) is calculated by the following formula: CM = Tonnes (000 t) x (% SCu) x 10.

Mantos Copper maintains a reconciliation between the Mineral Reserve model and actual mine production. Reconciliations to 2016 production indicate that the Mineral Resource model is performing well for sulphide ore with the normal range of variability (± 10%). The long-term model for oxide ore has consistently reported more tonnage (19% higher in the period) and copper grade (11% higher in the period).

Mining Operations

Mantos Blancos is an open pit mine extracting both sulphide and oxide copper ores, which are treated in crushing, milling, concentrator, leaching, solvent extraction and electro-winning plants, producing copper concentrates and high purity (LME Grade A) copper cathodes.

The Mantos Blancos Mine includes one large open pit (Santa Barbara) that provides sulphide ore to feed the concentrator and oxide ore to the leach pads. Other sources of ore in the Mantos Blancos Mine are sulphide ore stock (Cancha 90) and oxide ore stocks (Mercedes and Este).

The Mineral Resources reported as of December 31, 2016 are based on the resources model developed in June 2016 and used to define the LoM that consists of ten pushbacks which will be mined during the period from 2017 to 2029. The total material (ore and waste) moved increases by 30.2 Mt in 2017 to 60.0 Mt in 2020, remaining at this level until 2026 when it begins to decrease until 2029. Considering the ore rehandle from stockpiles to concentrator and the oxide ore to the Mercedes dump, the total material moved reaches 62.1 Mt in 2024.

The cut-off grades were defined based on economic parameters for the three metallurgical processes used in Mantos Blancos mine, adopting the values of 0.26% (Insoluble copper - ICu), 0.22% (Soluble copper - SCu) and 0.13% (Soluble copper - SCu) for flotation, Vat and Dump leaching respectively.

Processing and Recovery Operations

Oxide ore from the mine is processed using a combination of vat, dump, and heap leaching. Currently, vats process 1.5 Mtpa of oxide ore. Dump leaching is used to process around 5.9 to 15.0 Mtpa from the Este and Mercedes dumps. The vat and dump leaching processes end in 2019.

Treatment of the copper-rich pregnant leach solution occurs in the solvent extraction-electrowinning plant to produce copper cathodes. The maximum production capacity is 65 ktpa of fine copper. The life of mine plan for the solvent extraction-electrowinning cathode plant considered a fine copper production of 18.0 ktpa up to 2018 and 13.4 ktpa in 2019.

Sulphide ore is processed in the concentrator plant, where copper concentrate is produced, with an average grade ranging from 29% to 33%. The sulphide processing plant will operate at a throughput capacity of 4.7 Mtpa from 2017 to 2019 when the ramp-up of the new sulphide line is expected to start, increasing the processing plant capacity up to 7.3 Mtpa from 2021. According to the life of mine plan, the concentrator will produce 25.7 ktpa of fine copper (contained) in 2017, reaching the maximum production of 57.2 ktpa in 2023.

In order to maintain the copper production and use the sulphide ore reserves available at deeper levels of the deposit, Mantos Blancos has developed an expansion plan to increase the current processing level of 4.7 Mtpa up to 7.3 Mtpa, starting in 2020. Mantos Copper has contracted Hatch for the related engineering studies to develop technical solutions, estimating capex and opex, and defining the plan for implementing the facilities expansion.

Current Mineral Processing

The current ore processing at Mantos Blancos has two operating lines, one for sulphide ore and the other for oxide ore. When the Mantos Blancos Mine operation began, the oxide line was the most important due to the processing of oxidized and mixed ores mined in the upper portions of the deposit. With the deepening of the mine, these materials became more scarce and consequently the cathode production has decreased. For these reasons Mantos Copper is conducting studies on increasing the sulphide processing capacity to compensate for the production of the oxide operation that will be shut down.

Infrastructure, Permitting and Compliance Activities

Access

The Mantos Blancos Mine is accessed by paved public roads. The mine has a number of private roads for access to the various facilities. The private roads include small vehicle roads as well as a network of haul roads. The haul roads are built to a width suitable for the haul trucks. Most consumables and personnel are transported these routes by light vehicles.

Buildings and Facilities

The infrastructure for the Mantos Blancos mine is developed and in service. Figure 3.1 shows the general layout of Mantos Blancos infrastructure.

Figure 3.1

The main facilities in the Mantos Blancos Mine are the Santa Barbara pit, the Argentina Norte dump, the Fase 8 dump, the Este dump, the Oeste dump, the concentrator plant, the vats, the coarse tailings deposit, the fine tailings deposit, the Mercedes stockpile, the Mercedes dump, secondary leaching piles, and the solvent extraction - electrowinning plant. Ancillary facilities in the mine are workshops and warehouses, administrative buildings and offices and explosives and chemicals storage.

Water Supply

Water is supplied by Ferrocarriles Antofagasta Bolivia (FCAB) and Aguas Antofagasta. Water is pumped and transported by pipelines from Siloli and Toconce, located approximately 250 km from the Mantos Blancos Mine. Currently, the water consumption of the Mantos Blancos site is 10,000 m3/day, and the maximum storage capacity is 17,000 m3.

Due to the reduction of the material treated in the vats, reduction of processing in the dump leach and optimization of the water recovery in the tailings, the estimated water consumption for the life of the mine does not exceed the 145 l/s value contracted with FCAB and Aguas Antofagasta, except in the years 2017 and 2018, where it will be supplied based on an additional contract.

The industrial water supply contract of 130 l/s with Aguas Antofagasta ends in 2023, with a clause allowing a first renewal for five years until 2028, and a second extension for the same time until 2033. A contract with FCAB to supply 15 l/s of better quality water to be used in specific processes ends in 2018. Mantos Blancos plans to renew this contract during 2017. The Mantos Blancos site does not have a water intake permit.

Power

Electrical power is provided by ENORCHILE and delivered to the mine through a high voltage power line (220 kV) connected to the national grid. The Mantos Blancos site has a power plant managed by an external company and connected to the national grid as well. The current electrical power supply contracts are sufficient to comply with the demands according to the mine plan.

Communications

The mine site has a communication network of telephones and licensed UHF radio repeaters within the main pit mining area. Outside this area the communication is by means of UHF CB radio, satellite phone, and cellular phone.

Tailings Storage Facility

Tailings from the concentrator plant are separated into fine and coarse tailings. Currently, tailings production is 4.42 Mtpa, including 1.76 Mtpa of fine tailings and 2.66 Mtpa of coarse tailings.

Social or Community Impact

The Mantos Blancos area of influence includes the city of Antofagasta, and Baquedanoa, a small community of 900 people located 20 km north of the mine. The engagement plan developed by Mantos Copper focuses on the following three pillars of action:

•	Education: providing quality educational establishments in the area of influence and development through support of talented students;

•	Sustainable communities: supporting projects to improve the quality of life of the local people and the quality of the environment;

•

Entrepreneurship and employability: providing technical to micro and small businesses from different industries in the area of influence and development, along with improving the employability of vulnerable groups.

Permitting

Environmental studies are ongoing and conducted as required to support the operation and any ancillary projects. The qualified persons for the Mantos Blancos Technical Report are not aware of any known environmental issues that could materially impact Mantos Blancos' ability to operate.

The permit classification adopted by Mantos Copper is divided into the following categories:

•	Approved: current licenses with a control plan of the commitments and monitoring included. This category includes licenses that have been corrected or rectified;

•

In process: licenses that have been submitted to the competent departments, or those do not have the total of commitments or without a control plan of the commitments and monitoring included. This category includes permits in process that were refused by the authorities or withdrawn by Mantos Copper.

•	Pending: licenses that have been identified as necessary but not submitted, awaiting approval of previous stages of projects. This category could be classified as "In preparation" or "In planning";

•	In preparation: permit that is in preparation or under internal review;

•	In planning: permits that are considered in the matrix of identification and that have been reported to the corresponding areas as necessary;

•	Closed: permits that have complied with its term of validity.

•	In 2016, twenty-three new permits were approved and eleven were in process.

Capital and Operating Costs

Capital Costs

Table 3.5 provides the capital costs (CAPEX) from 2017 to 2029. The total CAPEX for the life of mine plan is USD$228.5 million.

Table 3.5

Capital Costs

Description	Unit	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029
Mining fleet	MUSD			2.2
Sulphide concentrator	MUSD	2.3	1.2	0.9	0.4	1.2
Oxide plant	MUSD	4.8
Tailings dam	MUSD			1.3	4.8	2.3
Infrastructure	MUSD	1.8	0.9	2.5	0.6	0.6
Minor projects	MUSD	0.3	0.3	0.3	0.3	0.3
Deferred Capex MB Project	MUSD							2.3	17.1	16.2	3.9
Stay-in- business - Long-term (3% of direct cost)	MUSD						5.8	5.9	6.0	6.0	5.9	4.6	4.5
Expansionary Capex	MUSD		6.6	81.9	32.8
Total	MUSD	9.1	9.0	89.2	38.9	4.4	5.8	8.2	23.1	22.1	9.7	4.6	4.5

Operating Costs

The operating costs for Mantos Blancos are developed annually as part of the site budget process. The OPEX is shown in the tables below. The average operating cost (C1 cash cost) from 2017 to 2029 is 2.10 USD/lb. Golder considers the operating cost estimates in the LoM plan to be reasonable and consistent with historical performance. The concentrate produced by Mantos Blancos contains silver that is also commercialized. Table 3.6 shows the unit cost.

Table 3.6

Cash Cost

Description	Unit	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029
Mining Cost	c/lb	79.5	97.4	104.6	141.0	96.7	89.7	89.2	103.8	113.4	110.6	64.0	50.3	8.5
Processing Cost	c/lb	107.6	115.3	101.0	74.6	65.0	64.3	58.4	64.7	71.3	71.3	69.7	83.8	94.8
G&A	c/lb	19.5	20.3	19.0	15.5	10.6	10.1	9.5	10.5	11.6	11.6	11.3	11.6	16.8
C0	c/lb	206.7	233.1	224.5	231.1	172.3	164.2	157.0	179.0	196.3	193.5	145.0	145.6	120.1
Freight	c/lb	4.1	4.1	4.6	5.4	5.3	5.4	5.4	5.4	5.4	5.4	5.4	5.0	4.6
TCRC	c/lb	14.1	13.9	17.4	25.6	25.3	25.6	25.6	25.6	25.6	25.6	25.6	22.2	17.4
C1 (before by- products)	c/lb	224.8	251.1	246.5	262.1	202.9	195.1	188.0	209.9	227.2	224.5	176.0	172.8	142.1
By-products credit	c/lb	9.2	1.5	15.3	17.7	23.2	15.1	18.4	27.7	20.2	13.7	15.8	11.2	15.2
C1 cash cost	c/lb	215.7	239.6	231.2	244.4	179.7	180.0	169.6	182.3	207.1	210.8	160.2	161.6	126.9
Def Stripping	c/lb
C1	c/lb	215.7	239.6	231.2	244.4	179.7	180.0	169.6	182.3	207.1	210.8	160.2	161.6	126.9
Depreciation	c/lb	57	48	30	70	45	35	29	27	10	13	15	16	29
Stripping Amortization	c/lb
C2		272.3	287.9	261.4	314.2	225.1	215.1	199.0	208.9	217.0	224.1	175.2	177.8	155.5

Net Present Value

A sensitivity analysis for the NPV was performed using variations in OPEX, CAPEX, discount rate, and copper prices. Simulations were conducted treating the variables independently. Ten percent increments were adopted for a total variation of ± 30%. The NPV is 185m USD at a discount rate of 8.0% .

The sensitivity analysis was performed disregarding the credits obtained with silver to simulate the worst case, verifying if in this condition the outcome is still a positive cash flow that supports the statement of Mineral Reserves.

Results of the sensitivity analysis suggest significant exposure to variations in copper prices and OPEX. According to the analysis, a decrease in the copper price of more than 11% or an increase in the OPEXof more than 12% could result in a negative cash flow and, therefore, make the project not feasible.

The impact of CAPEX variations is not significant compared to variations in copper price and OPEX.

Table 3.7

NPV sensitivity analysis - MUSD

Parameter/Variation	-30%	-20%	-10%	0%	+10%	+20%	+30%
Copper Price	(405)	(184)	23	185	337	483	622

Parameter/Variation	-30%	-20%	-10%	0%	+10%	+20%	+30%
OPEX	236	219	202	185	169	152	135
CAPEX	665	505	345	185	26	(134)	(294)
Discount rate	231	215	200	185	172	160	148

A study was also developed to quantify the sensitivity of the NPV to variations in the silver price using similar methodology to the sensitivity analysis presented above.

The sensitivity analysis for the NPV was performed using variations in OPEX, CAPEX, discount rate, copper and silver prices. Simulations were conducted treating the variables independently. Ten percent increments were adopted for a total variation of ± 30%. Considering the silver scenario, the NPV is 277M USD at a discount rate of 8.0% . The silver content increased the NPV by 33%.

Results of the sensitivity analysis suggest significant sensitivity to variation in copper prices and OPEX. According to the analysis, a decrease in the copper price of more than 17% or an increase in the OPEX of more than 17% could result in a negative cash flow and, therefore, make the project not feasible.

The impact of CAPEX and silver price variations is not significant compared to variations in copper price and OPEX.

Table 3.8

NPV sensitivity analysis - MUSD - including silver content

Parameter/Variation	-30%	-20%	-10%	0%	+10%	+20%	+30%
Copper Price	(271)	(55)	122	277	426	568	703
Silver Price	245	256	267	277	289	298	308
OPEX	756	597	437	277	117	(43)	(203)
CAPEX	328	311	294	277	260	243	226
Discount rate	334	314	295	277	260	245	230